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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Volgatelecom

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 0 8 2008

THOMSON REUTERS

FILE NO. 82- 04642

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/8/08

082-04642
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VOLGATELECOM

APPROVED by
Annual general meeting of shareholders of Open Joint Stock Company VolgaTelecom on June__, 2008
Minutes № ___ of June__, 2008

Chairman of the meeting,
OJSC VolgaTelecom General Director

________________________S.V. Omelchenko

12-31-07
AR/S

ANNUAL REPORT of
OJSC VOLGATELECOM

FOR YEAR 2007

Nizhny Novgorod city,
2008

TABLE OF CONTENTS

INFORMATION ABOUT THE COMPANY

Full brand name:
Open Joint Stock Company VolgaTelecom.

Location:
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation.

The date of the Company's state registration and the registration number.

The certificate of legal entity state registration - series НРП-НН № 203362, the date of registration – December 15, 1993; state registration number 448 was issued on June 28, 2002.

OJSC VolgaTelecom was registered in the Uniform State Register of Legal Entities by the Inspection of Russia's Ministry of Taxation for Nizhegorodskyi district of Nizhny Novgorod city on August 1, 2002 under the basic state registration number 1025203014781.

The Company was registered by Order of the head of the administration of Nizhny Novgorod city № 1605-p of December 15, 1993 as Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") as a result of privatization of state enterprise of communications and IT "Rossvyazinform" and is the successor of all its rights and obligations.

Basing on the resolution of general meeting of shareholders of OJSC "Nizhegorodsvyazinform" of November 9, 2001 the Company was reorganized by way of affiliation to it of OJSC "Kirovelectrosvyaz", OJSC "Martelcom", OJSC "Svyazinform" of the Republic of Mordovia, OJSC "Electrosvyaz of Orenburg oblast", OJSC "Svyazinform" of Penza oblast, OJSC "Svyazinform" of Samara oblast, OJSC "Saratovelectrosvyaz", OJSC "Udmurt Telecom", OJSC "Ulyanovskelectrosvyaz", and OJSC "Svyazinform" of Chuvash Republic.

On June 28, 2002 general meeting of shareholders of OJSC "Nizhegorodsvyazinform" passed the resolution to rename the Company into OJSC VolgaTelecom.

GENERAL DIRECTOR'S ADDRESS

Dear shareholders,

Presenting this report I am happy to note that year 2007 was marked for VolgaTelecom by sustainable growth and the Company in accordance with its strategy continued to strengthen its leadership in communications industry of the Volga Federal district.

The reporting year was anniversary for us – VolgaTelecom has reached the age of five, and we appraise these five years as the period of the Company's development under the conditions of transit to client-oriented business principles in competitive environment. Under the conditions of progressive advance of Russian telecommunications industry we have achieved meaningful results in strengthening positions in value-added services market, and also in implementation of projects intended to the development and modernization of the Company's telecommunications infrastructure, enhancement of business efficiency.

In 2007 VolgaTelecom's market capitalization amounted to US$1,8 billion, which is 5 times more than the initial level when the shares of consolidated company were traded early in 2003.

In 2007 we have achieved positive results in all trends of activities which ensured favorable perspective of the Company's development.

The most factor of VolgaTelecom's growth is the expansion of high-tech services range and increase in their share in the Company's revenues. So, the number of Internet broadband access users has grown more than threefold and in 2007 accounted for more than 370 000. According to estimates of telecom market analysts VolgaTelecom having achieved such results was ranked the first in amount of the number of Internet broadband access users among regional providers in Russia.

In 2007 the Company continued to solve successfully the tasks of communications infrastructure development. In five regional subsidiaries transport network was upgraded on the basis of NGN technology within the framework of implementation of the first phase of the project of transport network modernization. This opens up additional opportunities of business development in terms of providing actually unlimited volume of services, working out more flexible approaches to generation of service packages and line of tariff plans.

VolgaTelecom actively participated in implementation of priority national project "Education" and the program of providing universal communications service. The efforts of the Company's employees ensured Internet access to 8323 educational institutions of the Volga Federal district. For these activities the collective was awarded the Certificate of honor of the Ministry of IT and Communications of the Russian Federation. In 2007 the Company has installed more than 17 000 payphones providing reliable communications to residents of remote rural settlements of the Volga Federal district.

An essential condition of realizing the Company's current and long-range plans is improvement of corporate governance based on strategic initiatives of management and shareholders. These efforts were positively appraised by corporate community. "Expert RA" rating agency basing on the results of its monitoring confirmed the Company's earlier assigned rating of A level (at 7+ in digital scale). Furthermore, VolgaTelecom's achievements and its established business reputation were confirmed by the ratings of international rating agencies. In 2007 international rating agency Standard & Poor's raised VolgaTelecom's corporate governance rating to 5,2 and

confirmed the Company's long-term corporate foreign currency credit rating at "BB-" and national rating at "ruAA-", outlook – "Stable".

We traditionally give higher priority to social policy, to the development of vocational competence of personnel and implementation of modern approaches to its motivation; we are aware of significance and value of our employees, of their role in enhancement of efficiency of the Company's operations. In 2007 the Company has realized a number of personnel policies projects which were appraised not only by the Company's employees but also by professional community. At 2007 year-end competent experts recognized VolgaTelecom as the company having "The best personnel service" – "For active implementation of innovation methods in personnel service activities". Appraisal of high professionalism and creative approach to HR management was the winning in VII All-Russia Contest; VolgaTelecom was awarded honorary title "Russian entity of high social efficiency" in the field of IT and communications".

In 2007 we succeeded in many things and we will have to do more. The Company has tremendous potential. We have experience, highly professional hard-working collective, leading-edge technologies, confidence of clients and shareholders. This is invaluable capital allowing for developing and looking forward with confidence.

Sincerely yours,

OJSC VolgaTelecom General Director
S.V. Omelchenko

I. MAJOR CORPORATE EVENTS IN 2007

January

- The function of switching the last subscriber of local urban phone network to new digital NGN-based exchange was held in Zavolzhie town of Nizhny Novgorod oblast. The event was held within the framework of the first phase of the project of urban phone network modernization in five regional subsidiaries of the Company: Kirov, Penza, Samara, Udmurtia and Chuvash Republics.
- VolgaTelecom has started to put into operation universal payphones in settlements of the Volga Federal district within the framework of contract with Federal Agency for Communications.

February

- VolgaTelecom's Kirov regional subsidiary has completed the first phase of IP-TV service installation and connection enabling the users of "J" high-rate Internet to watch up to 25 digital satellite TV channels over standard phone line.
- The first meeting of VolgaTelecom's Coordinating council was held. The council was established to improve the quality of corporate governance. The members of the council are the General Director, his deputies in lines of activities and deputies to the General Director – directors of 11 regional subsidiaries of OJSC VolgaTelecom.
- In accordance with the order of Russia's Federal Tariff Service of November 17, 2006 VolgaTelecom in its cover area has introduced mandatory tariff schedules for local telephony services for residents: tariff schedule with time-based billing; tariff schedule with subscriber's fee; and tariff schedule with combined payment system. In 2007 as a result of tariff change local telephony services revenues in "residents" segment have grown by 9,2% vs. the previous year.
- On February 16, 2007 the conference of VolgaTelecom's labor collective was held; the conference adopted restated version of VolgaTelecom's Collective agreement for 2006-2008.

March

- Samara regional subsidiary has taken out of service the last step-by-step decimal exchanges in Samara city and switched them to modern NGN digital equipment.
- VolgaTelecom was "Radiomania-2007" prize winner in "For achievements in expansion of broadcasting volume" nomination.

April

- VolgaTelecom's BT-4 series bonds have passed through listing procedure of CJSC Stock Exchange MICEX and were included in quotation list "A" of the first level. Inclusion into "A1" list, where a few corporate bonds are present, ensured VolgaTelecom's securities additional demand and higher liquidity.
- Within the framework of the process of creating unified cellular operator in the Volga region VolgaTelecom declares the beginning of GSM mobile services provision in Penza oblast. VolgaTelecom's subsidiary company – ZAO Penza Mobile has started to provide GSM mobile services since April 20, 2007 and ceased to provide DAMPS services.
- VolgaTelecom and the Government of Orenburg oblast have concluded the agreement "On construction, reconstruction and utilization of rural communications facilities in 2007 within the framework of the oblast's target program "Development of communications infrastructure in rural area of Orenburg oblast in 2002-2010".
- By its decision the Board of directors has extended the powers of Sergey Omelchenko – VolgaTelecom's General Director.
- In 2007 the Company for the first time has selected the auditor through open tender for its further approval at annual general meeting of shareholders. LLC Ernst&Young won the tender for the right to conclude the contract for mandatory audit of the Company's bookkeeping, RAS and IFRS financial (accounting) statements for 2007.

May

- VolgaTelecom organized city's contest "Leaders of Ulyanovsk Internet-2007" among the students of secondary schools. The contest was held jointly with the Department of education of the administration of Ulyanovsk city.
- Annual meeting of VolgaTelecom's Board of directors was held on May 15, 2007. Its agenda comprised the issues related to preparation and holding of annual general meeting of VolgaTelecom's shareholders.

June

- VolgaTelecom has presented the results of its operations for 2006 in accordance with International Financial Reporting Standards (IFRS) prior to the date of holding annual general meeting of shareholders.
- Annual general meeting of VolgaTelecom's shareholders was held on June 22, 2007 in Nizhny Novgorod city. The shareholders approved annual report, annual accounting statements, introduced modifications into the Company's articles of association and in a number of Regulations governing the Company's activities and its management bodies. The Company's Board of directors and Auditing committee were elected.
- The resolution of annual general meeting of the Company's shareholders reduced the time period of dividend payment on ordinary and preferred shares. The dividends for 2006 are to be paid before November 1, 2007. From now on in accordance with the Company's Articles of association the payment of preferred shares dividends will be made within 60 days since the date of passing the resolution of dividend payment.
- Nizhny Novgorod city hosted All-Russia meeting "Rural communications-2007". Among the participants of the meeting were L.D. Reiman – Minister of IT and Communications of the Russian Federation, B.D. Antonyuk – deputy to the Minister of IT and Communications of the Russian Federation, V.P. Shantsev – Nizhny Novgorod oblast Governor, representatives of Russia's Ministry of Agriculture, Federal Agency for Communications, OJSC Svyazinvest and also Russian communications operators and industry's R&D enterprises.

July

- Telephone network of Nizhny Novgorod city, one of the largest in the country, was switched to 7-digit numbering. As a result of works done the total numbering resource of Nizhny Novgorod city's telephone network accounted for 1 300 000 numbers, and the total gain in the network numbering resource – 500 000 numbers.
- The Federation Council's committee for the young and sports expressed gratitude to VolgaTelecom's Ulyanovsk regional subsidiary for assistance in arranging All-Russia conference "Internet and the young: new opportunities"; within the framework of which videoconferencing was arranged with the Federation Council of the Federal Assembly of the Russian Federation. On-line conference from Ulyanovsk allowed for demonstrating the level of Internet technologies development in Russia's regions to the participants of All-Russia conference.
- VolgaTelecom participated in All-Russia meeting "Rural communications-2007" held in Nizhny Novgorod city. In the course of All-Russia meeting the participants got familiarized with routine solutions offered by VolgaTelecom for arranging rural communications networks in Nizhny Novgorod oblast and also with the results of the Company's activities in implementing priority national project "Education" and federal target program "Universal communications services".

August

- VolgaTelecom's Board of directors meeting was held on August 1. 2007. Basing on the decision of the Board of directors the Company's Management board consisting of 10 persons was formed. The term of office of the new Management board is defined from August 1, 2007 to July 31, 2008.

September

- VolgaTelecom's Board of directors has made the decision of ZAO Nizhegorodskaya Sotovaya Svyaz (NSS) reorganization in the form of takeover to it of OJSC TATINCOM-T, ZAO RTCOM, ZAO Saratov-Mobile, ZAO Chuvashia Mobile and ZAO Penza Mobile. The Board of directors approved the affiliation agreement by and between ZAO NSS and the five companies listed above.
- VolgaTelecom participated in international industrial-economic forum "Russia unified" where the Company presented its exhibition stand and demonstrated priority trends of its activities: digital telephony and mobile communications development, as well as advanced telecommunications services, such as remote viewing by means of controlled WEB-cameras, remote monitoring of devices and IP-TV.
- Sergey Omelchenko – VolgaTelecom's General Director and Alexander Volkov – Udmurtia Republic President signed the Agreement by and between Udmurtia Republic Government and OJSC VolgaTelecom about cooperation in the area of improvement and development of communications in the territory of Udmurtia Republic.
- Within the framework of realization of the program of universal service provision VolgaTelecom has completed the first phase of installation of universal service payphones in the settlements of the Volga Federal district.
- International rating agency Standard & Poor's has raised VolgaTelecom's national corporate governance rating from CGR-5,1 to CGR-5,2. The Company's international rating was confirmed at CGR-5.

October

- VolgaTelecom has completed realization of priority national project "Education". In 2007 the Company's regional subsidiaries have connected 3 437 educational institutions to the Internet with the rate of at least 128 Kbps. The total number of educational institutions for which communications channels were arranged during the time of the project implementation (2006-2007) accounted for 8 323 objects.
- The Company's Board of directors has approved "Program of OJSC VolgaTelecom's development for 2008-2012" (hereinafter the Program) which defines basic trends of the Company's development. The Program is the management vision of development of markets and business in the longer term.

  The primary strategic objective of the Company's development: *taking the lead in developing market of high-tech and gainful communications services subject to maintaining the share of traditional telephony market and enhancing the efficiency of the Company's operations.*
- VolgaTelecom is "Taxpayer – 2007" national prizewinner.
- By its decision the Board of directors has introduced modifications in Dividend Policy Regulations relating to the procedure of dividend distribution and disbursement.
- VolgaTelecom took part in VII international exhibition "InfoCom-2007". The exhibition was held under the auspices of the Ministry of IT and Communications of the Russian Federation. At VolgaTelecom's stand the exhibition's visitors were able to get familiarized with the Company's achievements in implementation of national projects "Education" and "Universal service", as well as to learn about VolgaTelecom's capabilities to render both traditional and high-tech communications services, such as Internet access, mobile communications, digital and cable TV, intelligent network, etc.

November

- VolgaTelecom was awarded "OLYMPUS OF QUALITY" national prize for distinguished achievements in providing communications services.
- On November 30, 2007 VolgaTelecom celebrated its fifth anniversary since the date of establishing integrated mega-regional communications company in the Volga Federal district. In a span of 5 years VolgaTelecom not only consolidated 11 regional communications operators, but also fostered the integration of 11 oblasts and republics of

the Volga region into unified information-communication space. The Company's participation in implementation of national projects, such as "Education" and universal service provision, has considerably contributed to social-economic development of the Volga region territories.

December

- VolgaTelecom has completed the course of law of consolidation of its six mobile subsidiaries. On December 1, 2007 VolgaTelecom's mobile subsidiaries OJSC TATINCOM-T, ZAO RTCOM, ZAO Saratov-Mobile, ZAO Chuvashia Mobile and ZAO Penza Mobile were excluded from the Uniform State Register of Legal Entities. In accordance with the decision of ZAO NSS Board of directors these companies served as the basis for establishing regional subsidiaries of ZAO NSS; these regional subsidiaries are operating in Mordovia Republic, Nizhny Novgorod oblast, Penza oblast, and Saratov oblast, the Republic of Tatarstan and Chuvash Republic. So, since December 1, 2007 ZAO NSS became mega-regional cellular operator of the Volga Federal district.
- VolgaTelecom has won open tenders held by Federal Agency for Communications for the right to participate in the second phase of the program of universal service provision by means of payphones in 11 regions of the Volga Federal district where the Company is operating. All in all within the framework of the second phase of the project of universal service provision the Company will install 6 531 payphones. In 2007 within this program implementation the Company has installed 17 070 payphones, including 16 468 payphones during the first phase (tenders of 2006) and 602 payphones during the second phase (tenders of 2007). In accordance with the tender's terms and conditions 100% of payphones were installed ahead of schedule in the Company's regional subsidiaries in Mordovia Republic and in Ulyanovsk city.
- VolgaTelecom was rated the fifth in "National rating of transparency of procurement 2007". The Company was assigned the highest rating – "guaranteed transparency" (ГIP++).
- VolgaTelecom was a winner of VII All-Russia contest "Russian entity of high social efficiency" being awarded honorary title "Entity of high social efficiency - 2007 in the field of IT and communications".
- Sergey Omelchenko, VolgaTelecom's General Director, is awarded Certificate of honor of the Ministry of IT and Communications of the Russian Federation.
- VolgaTelecom was awarded two prizes of the contest "The best Russian personnel service – 2007". The blue ribbon of the contest was awarded to VolgaTelecom for successful activities in development and realization of efficient personnel policies under transition to market economy conditions. The Company's HR management department was also awarded the diploma of honor of a winner of All-Russia's contest "The best Russian personnel service - 2007" in nomination "Active implementation of innovations in personnel services activities".
- VolgaTelecom's collective was awarded Certificate of honor of the Ministry of IT and Communications of the Russian Federation for substantial contribution to implementation of priority national project "Education".
- The Company's Board of directors has approved "Program of risk management". The basic objective of the Program of risk management is to enhance the efficiency of management of threats and opportunities which should contribute to the process of the Company's capitalization growth. The Program is a document establishing key principles and approaches to identification of the Company's risks, and defining the methods of risk management within the framework of the Company's day-to-day operations, it allocates and fixes responsibility of specific managers and the Company's management bodies of risk management. Furthermore, the Program upbuilds the feedback of risk management processes with the processes of strategic, operating and budget planning when the risk holder gets financial resources to manage the threats efficiently.

- The Company has completed the annual program of Internet broadband access users' connection. At 2007 year-end the number of Internet broadband access subscribers in VolgaTelecom has grown more than threefold vs. the year's beginning and accounted for 372 500. In our estimates at 2007 year-end VolgaTelecom's share of Internet broadband access services market was at least 59%.
- In 2007 within the framework of compliance with industry's regulations the Company introduced the system of selection of DLD&ILD operator for all the Company's subscribers.
- For the first time the Company has made corporate social report "Report in the area of sustainable development for 2006-2007".
- In 2007 optimization of the Company's corporate structure and expenditures, reasoned marketing policy which allowed to strengthen market positions in high-yielding segments of telecommunications market enabled the Company to enhance business efficiency thus ensuring net profit growth by 35,4% vs. 2006. The Company's net profit amounted to RUR 3 323,1 million; the share of revenues from new technologies-based services in communications services revenues has grown from 10,6% to 13,7%. The number of lines per an employee accounted for 139 (the gain of +19,7% vs. the past year), EBITDA has grown by 26,4%, and EBITDA margin has grown from 32,9% in 2006 to 35,8% in 2007.
- In 2007 the next phases of projects of network reconstruction on the basis of NGN equipment were successfully realized in four regional subsidiaries (Penza, Samara, Udmurt and Chuvash Republics). 116 742 numbers were put into operation using NGN equipment.
- In 2007 DWDM intra-regional data transmission network with the center in Nizhny Novgorod city was constructed. This network will allow the Company to improve reliability of providing the services of data transmission and Internet to customers, to optimize the Company's backbone Internet traffic expenses.
- In 2007 the Company held 11 open tenders to select entities for rendering financial services of concluding the agreements of: credit arrangement, cash collection, compulsory civil liability insurance of owners of transport vehicles, optional insurance of transport vehicles, optional medical insurance of employees, insurance against risk of harm-doing while operating hazardous facilities, finance lease of telecommunications equipment, insurance of electronic equipment. In addition to compliance with the requirements of antitrust legislation, development of bona fide competition, publicity and transparency of selection of financial counterparties, the Company obtained meaningful economic benefit from tenders holding. So, the total saving of debt service expenses due to the reduction in interest rates obtained in the course of open tenders amounted to RUR 114,45 million.
- In the second half of 2007 the Company's activities with rating agencies resulted in:
  - In January 2008 "Expert RA" rating agency within the framework of monitoring of national rating of corporate governance confirmed VolgaTelecom's earlier assigned rating of A level (at 7+ in digital scale);
  - In January 2008 international rating agency Standard & Poor's confirmed the Company's long-term corporate foreign currency credit rating at "BB-" and national rating at "ruAA-", outlook – "Stable";
  - In February 2008 international rating agency Fitch Ratings assigned VolgaTelecom long-term Issuer Default Rating (IDR) of "BB-"; national long-term rating of "A+(rus)" and short-term IDR of "B". The outlooks on the long-term IDR and national long-term ratings are "Stable". Fitch Ratings also assigned national rating of "A+(rus)" to three VolgaTelecom's outstanding domestic bonds, structured as senior unsecured obligations, as follows: Series 2, RUR 3 billion, the bonds are to be repaid on November 30, 2010; Series 3, RUR 2.3 billion, the bonds are to be repaid on November 30, 2010; and Series 4, RUR 3 billion, the bonds are to be repaid on September 3, 2013.

VolgaTelecom's key financial indicators at 2007 year-end

Table 1

	2005	2006	2007
Proceeds, RUR thousand	21 348 394	21 691 242	25 162 745
EBITDA*, RUR thousand	6 802 093	7 120 666	9 017 792
EBITDA margin,%	31,9%	32,8%	35,8%
Net profit, RUR thousand.	2 255 612	2 453 588	3 323 108
ROIC,% (calculated as per OJSC Svyazinvest methodology 2008)	11,9%	10,6%	11,4%
Sales profit margin,%	32,9%	27,9%	32,0%
Net profit margin,%	14,0%	14,5%	17,4%
Assets at the period end, RUR thousand	31 806 003	36 207 296	40 858 750
Earnings per share (net profit to total quantity of outstanding stock)	6,9	7,5	10,1

** in accordance with computational strategy of 2007 indicators.*

II. THE COMPANY'S POSITION IN THE INDUSTRY

2.1. Service area.

The Volga Federal district (VFD) comprises 14 subjects of the Russian Federation, including;

- ✓ 6 Republics: Bashkortostan, Mariy-El, Mordovia, Tatarstan, Udmurtia, and Chuvashia;
- ✓ 7 oblasts: Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Saratov, and Ulyanovsk; ,
- ✓ Perm area (the region comprises Perm oblast and Komi-Permyak Autonomous Area).

VFD territory is 1 038 thousand km^2, which is equal to 7,27% of the Russian Federation territory. 32 million people are living here or 22,1% of the total population of Russia. The Volga Federal district is the second outman (after Central Federal district) and the most multi-national Federal district; about 140 various nations, nationalities and ethnic groups are living here.

In VFD there five Russian largest cities with the population more than 1 million people: Nizhny Novgorod, Samara, Kazan, Ufa and Perm.

In 2007 all the regions in VFD demonstrated positive dynamics of development of economic, social, cultural and other domains. The development of public infrastructure, road network, bridge crossings, viaducts, gas pipelines is going on, which is a key factor of development both of industry and of social domain. The realization of priority social-oriented national projects is going on. An important component of social policy is optimization of financing of the most important social domains, in particular transition to single-channel financing of medicine and standard-per capita financing of education.

In 2007 the growth of industrial production was 7,3%. With the average growth of consumer cost by 8,3% the real income of VFD population has grown by 16,5%, and nominal accrued wages by 26%. In 2007 the average wages in VFD was RUR 8911,1. In January-September 2007 RUR 653,5 billion were invested in fixed-capital assets for the development of economics and social domain of the Volga Federal district, which is 123,9% to the level of relevant period of the prior year.

Such industries as machine manufacturing and fuel and energy complex are the leaders in the structure of production sector. Agricultural sector, chemical industry and light industry make a substantial input into the volume of industrial production of the Volga Federal district. Electric-power supply industry is an important industry of market specialization of the Volga Federal district. Large hydroelectric power stations on the Volga and Kama rivers are located in the district; nuclear power is represented by Balakovo's A-plant – the largest in the region.

2.2. Russia's telecommunications industry development

As per the data of Federal State Statistics Service for 2007 the Russian Federation telecommunications market has grown by 118,4% vs. 2006 (for reference: 2006 vs. 2005 - 123,7%) and amounted to RUR 1032,3 billion. All sectors of telecommunications industry are growing.

The leader in growth rate was connection and traffic transit services market. At 2007 year-end the market volume has grown 1,6 times vs. 2006 and accounted for RUR 136,3 billion.

At 2007 year-end recording communication market, including Internet access, amounted to RUR 81,9 billion, which is 1,21 more than in 2006.

As before cellular business is the first in the amount of revenues in communications industry (RUR 454,5 billion), however, the growth rate has slowed down: from 1,3 times in 2006 vs. 2005 to 1,2 times in 2007.

2.3. VFD telecommunications market development

The market of telecommunications services in VFD is developing at high rates and outstrips GDP growth in the Russian Federation. According to the date of Information and Publishing Center "Statistics of Russia" in 2007 the amount of telecommunications market of regions where VolgaTelecom is operating accounted for RUR 94,9 billion.

VDF telecommunications market development is shaped by the impact of tendencies observed in each individual segment of communications services:

➢ ***Local telephony market***
- Deterioration in demand for the service among new customers. The market is stagnating.
- Raising of tariff rates – major factor of market growth which is directly dependent upon the regulator's actions.
- Improvement of competition with alternative operators in the segment of legal entities and in the segment of new buildings (dwelling-houses and office centers) in large cities.
- Continuation of the process of traffic substitution by mobile communication and improvement of competition with mobile communication operators resulting in the churn of existing customers.
- Refusal of corporate PBX owners to conduct non-core business, to keep and maintain the exchanges, or they are taken-over by larger market players.

➢ ***Long-distance communication market (DLD/ILD, zonal communication)***
- DLD/ILD operators getting a foothold in the regional market, in particular in VFD regions.
- Increase in mobile substitution.
- Market stagnation resulted form a fall in prices (the prices for DLD/ILD and mobile communication are coming closer to each other; VoIP development).

➢ ***Mobile communications market***
- Deterioration in demand for the service among new customers (actual saturation of market) – the market is transiting to stagnation.
- Tariff rates reduction – the tariff rates for mobile and fixed-line communication, mobile and DLD/ILD communication are coming closer to each other.
- Increase in monthly ARPU is a key parameter of service growth.

➢ ***Internet broadband access market***
- Increase in demand for the service, particularly in "home" market segment.
- Market concentration in large cities and towns.
- Preferences of the most active dial-up users are shifted towards the technologies of access through leased channels.
- Reduction in cost of service access and traffic cost.

- Competition tightening in the market between the players and wire technologies of broadband access (ADSL, Ethernet, Internet cable access).
- Development of wireless technologies of Internet access.
- Development of quality local content generating traffic.

➢ ***Internet dial-up access market***

- Stabilization of tariff rates at minimum competitive level.
- Migration of dial-up access users towards leased channels.

➢ ***Wholesale market (connection and traffic transit services, channel lease, and data transmission services)***

- Market growth rates are defined by the change of retail demand, behavior of competitors and the regulator and are growing in physical terms.
- Substantial growth of services revenues, despite the reduction in prices for channel lease and for wholesale data transmission.

2.4. The Company's position in the industry

OJSC VolgaTelecom is one of the major players of telecommunications market in the Volga Federal district.

VolgaTelecom's regional subsidiaries are located in 11 regions of the district - in Republics of: Mariy-El, Mordovia, Udmurtia, and Chuvashia and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.

A large share of the Company's revenues falls on Nizhny Novgorod (20,2% in revenues), Samara (15,1%) and Saratov (12,2%) regions.

As before the major source of communications services revenues is local telephony, its share in the total amount of revenues is 46,9% (in 2006 – 50%).

In 2007 the growth rate of the Company's revenues from communications services accounted for 117,3% vs. 2006.

Communications, connection and traffic transit services revenues structure in 2007


Wire broadcasting 1%
Radio communications, radio broadcasting, TV and satellite communications 1%
Mobile communications 2%
Connection and traffic transit services 15%
Recording communications (Internet including) 14%
Payphones 0%
Rural telephone network 6%
DLD&ILD (intrazonal) 20%
Urban telephone network 41%

Chart 1.

In 2007 new technologies-based services revenues accounted for 13,7% (2006 – 10.6%) of the total amount of communications services revenues received in 2007. The growth rate was 151%.

According to preliminary data at 31.12.2007 VolgaTelecom's share is 25,0% of all the revenues of telecommunications sector.

Comparison of the Company's market positions in telecommunications services market in 2006-2007:

Table 2.1.

Services	Market share at 2006 end, %*	Market share at 2007 end, %*
Local telephony	82,2	82,2
Zonal communications	97,6	97.5
Internet and data transmission network	57	59
Radio communications, radio broadcasting, TV, satellite communications	10,8	10,7

* *Market shares were calculated with due account for:*

- *Data of Federal State Statistics Service "Data of communications services revenues for 2007";*
- *Revenues from cellular operators business and Federal State Unitary Enterprise "Russian Post".*

III. THE COMPANY'S BUSINESS PRIORITIES

3.1. Priorities in services provision.

Basing on the results of market situation analysis in 2007 the Company defined the following markets as the target ones:

- ✓ Traditional telephony market which is the largest source of the Company's revenues;
- ✓ Internet and data transmission market as the most growth segment of communications market.

In accordance with this basic strategic priorities were defined: maximization of traditional telephony services revenues and faster growth of Internet broadband access services.

3.2. Construction and modernization of DWDM-based backbone and intrazonal transport networks and construction of MPLS-based data transmission networks.

In 2007 the Company has completed the construction of backbone DWDM network with the center in Nizhny Novgorod city. The channels of 2 Gbps carrying capacity were arranged between the network's central node and each oblast/republic center.

In 2007 three regional subsidiaries (Nizhny Novgorod, Orenburg and Samara) successfully completed the projects of constructing intrazonal networks on the basis of WDM technology.

Juniper Networks equipment is used as central routers of IP/MPLS networks in all the Company's regional subsidiaries and at intraregional level (in Nizhny Novgorod and Samara cities).

VolgaTelecom's regional subsidiaries have expanded and modernized regional IP/MPLS networks. The carrying capacity of these regional subsidiaries' data transmission networks has been substantially increased. Central nodes of data transmission networks were additionally equipped with broadband access aggregators (BRAS) designed for termination of the sessions of broadband access users and flexible management of subscribers' services.

These projects' realization will enable the Company to improve reliability of providing the services of data transmission and to Internet-clients, to optimize the Company's backbone Internet traffic expenses. Also these networks will enable to expand the range of provided services, and in particular the Company will be able to provide the services of corporate networks construction for customers having distributed structure of subsidiaries within the Volga region. Various services and entertainment services (content) will be available to a wide range of users.

3.3. Development of NGN and wire broadband access networks

In 2007 the next phases of projects of network reconstruction on the basis of NGN equipment were successfully realized in four regional subsidiaries (Penza, Samara, Udmurt and Chuvash Republics). 116 742 numbers were put into operation using NGN equipment.

NGN technology is defined as the key development trend. And in future it may serve as the basis for marketing hi-tech services combining the transmission of voice, video and data. Concurrently with implementation of actually unlimited range of services and reduction of costs for the construction and operation of the network the Company gets the opportunity to conduct flexible pricing policy. This will allow stimulating mass demand for new services the tariffs for which are not regulated by the government.

In the first place the implementation of advanced NGN-based solutions is advantageous for the customer. In the long view through one phone jack the subscriber will get access to high quality voice services, broadband access to the Internet and distance education. In addition, the subscriber will be able to watch video on demand, to participate in interactive TV, etc. A good

feature of this technology is that ADSL purchased equipment will not be replaced. NGN development opens up for the Company additional resources in TV broadcasting both over cable and Internet channels. In fact, NGN is the result of convergence of capabilities of Internet and telephony networks, and it combines their advantages. In practice it means guaranteed quality of voice and data transmission services.

During the reporting year the Company's regional subsidiaries have modernized and expanded wire broadband access networks; they have constructed 1 047 access nodes of data transmission network, and modernized 1 074 access nodes of data transmission network. So, at 2007 year end the number of the Company's access nodes of data transmission network was 2 341.

In 2007 in order to ensure the capability of providing broadband access services the Company has increased the number of installed DSL ports from 159 100 to 529 900, i.e. 3,3 times.

3.4. Introduction and modernization of IT solutions, including realization of centralized IT programs.

Major activities in IT area are intended to automation of technological and managerial processes of the enterprise, to centralization of information resources in order to enhance the transparency of the Company's governance, to unification of business processes, to reduction of expenditures for the development and operation of information systems and to optimization of information flows. Within the framework of these activities OJSC VolgaTelecom is implementing uniform management system based on ORACLE E-BUSINESS SUITE software (ERP program) and common billing system of "Amdocs" company (Billing Transformation Program). Introduction of these systems is the next stage of the Company's corporate restructuring intended at optimization of business processes through creation of common information resource.

IV. THE COMPANY'S EXPECTED FUTURE DEVELOPMENT

The Company's basic trends and development prospects are defined in "Program of OJSC VolgaTelecom's development for 2008-2012" (hereinafter the Program).

The primary strategic objective of the Company for the expectational horizon is to take the lead in developing market of high-tech and gainful communications services subject to maintaining the share of traditional telephony market and enhancing the efficiency of the Company's operations.

The Program defines strategic initiatives in the following trends:

- strategic commercial initiatives;
- initiatives of corporate development;
- initiatives of enhancement of operating efficiency and of cost reduction;
- network architecture modernization.

Basing on the results of market situation analysis the Company defines the following markets as the target ones:

- Internet and data transmission market as the most growth segment of communications market;
- Traditional telephony market which is the largest source of the Company's revenues.

However, the Company assumes to keep the lead in all clients' segments: residential sector, SME, large corporate clients; diversifying marketing strategy depending on the segments needs.

In accordance with this the Company defines the following ***strategic initiatives:***

- Faster growth of Internet broadband access services;
- Maximization of traditional telephony services revenues;
- Increase in revenues in large corporate clients segment;
- Strengthening of market positions in SME segment.

The Company assumes that half the battle in realization of initiatives set forth by the Program should be organizational reassignments encouraging clear-cut, upbuilt and functional management structure. To this end the Company defines ***key trends of organizational development:***

- cellular business split-off;
- corporate structure harmonization;
- harmonization of organizational structure of intra-region communications nodes and urban technical units;
- non-core business split-off;
- initiatives of organizational development of technical bloc.

Organizational development trends should result in the emergence of more efficient organizational system which will enhance the efficiency of managerial decisions and which is the most important it will enable to reduce substantially the Company's costs.

In the Program the initiatives of enhancement of operating efficiency cost reduction are as follows:

- sales channels rearrangement;
- procurement process optimization;
- reduction of operated own premises;
- reduction of administrative (overhead) costs;
- reduction of costs for the network maintenance and operation.

Major objectives in realization of these initiatives are:

- reduction of the Company's services provision costs without loss of clients' servicing quality;
- developing services costs management in such a way so that to maximize the Company's profit per a unit of rendered service;
- the effect of these activities should contribute to EBITDA growth.

In working out strategic initiatives in terms of revenues increase, the Company assumes to match realization of commercial initiatives with technical solutions which will be most balanced in regard to market requirements and the cost of their realization.

In the near term the volume of investment plan will be affected by the projects related to the development of new, advanced communications services.

In 2008-2012 the Company assumes to make substantial investments, more than RUR 6,5 billion (in 2008 more than RUR 1,5 billion), into the development of data transmission network, creating the basis to achieve by 2012 the level of broadband access users penetration to the number of households at 20%. Payback period of these investments at discount rate of 12% will be 5-7 years.

The Company is planning the following at intrazonal communications networks:

- To arrange common transportation network for broadband access users' traffic transit through the completion of reconstruction of intrazonal primary networks on the basis of fiber-optic cables and wide utilization of DWDM technologies of optical multiplexing and total removal of overhead lines.
- To ensure double binding of networks of each country town with digital transmission systems (SDH, Ethernet) to zonal transit nodes of oblast's (republic's) centers.

- To arrange the Company's common intra-region transportation network to provide for multiservice content transmission and for traffic transit of internal technological and information systems.

In 2008-2012 the total investments into the development of intrazonal primary networks will amount to RUR 1,8 billion.

Pursuing the Company's technical strategy and also for maintaining fixed line services quality it is necessary to develop and upgrade the network with more efficient equipment. In 2008-2010 the Company will continue to modernize local telephony network within the framework of meeting the requirements of regulatory framework (obedience to order № 142 of 17.11.2006 of the Ministry of IT and Communications of the Russian Federation, etc.); more than RUR 2 billion are scheduled to allocate for these purposes.

Situation and development prospects of competition in accordance with regional telecommunications market researches.

By the Company's estimates in medium-term perspective the market structure will essentially change, in the first place these changes are related to the increase in demand for Internet access services, retardation of growth of long distance communications market and considerable redistribution of traffic and revenues in favor of mobile communications.

Sharpening of competition in 2007 was particularly vivid in the market of Internet leased lines services. However, despite the sharpening of competition VolgaTelecom has maintained the lead in this segment of telecommunications market. In medium-term perspective the Company assumes to keep the share of Internet leased lines market at the achieved level.

Among major players of Internet leased lines market there are large intraregional and federal operators, such as OJSC Golden Telecom (presence in VFD: Nizhny Novgorod, Orenburg and Samara oblasts, Chuvash Republic), Comstar (presence in VFD: Nizhny Novgorod, Samara, Saratov and Ulyanovsk oblasts, Udmurtia Republic), ZAO Air-Telecom (presence in VFD: Kirov, Orenburg, Penza, Samara oblasts, the Republic of Mariy-El and Udmurtia Republic). The operations of these companies are characterized by aggressive marketing and sales policies, and also by vigorous development of their proprietary transportation networks both at the expense of takeover of small regional operators having their proprietary networks (Comstar, Golden Telecom) and the expense of construction of their proprietary multiservice network (Air-Telecom). In the first place VolgaTelecom's advantage results from the availability of proprietary extensive network infrastructure with larger cover area. Phase-by-phase the Company is realizing the projects of NGN-based network reconstruction. In 2007 the Company has completed the construction of DWDM-based intra-regional data transmission network with the center in Nizhny Novgorod city (the equipment was supplied by Huawei Technologies). The channels of 2 Gbps carrying capacity were arranged between the network's central node and each oblast/republic center. The project's realization will enable the Company to improve reliability of providing the services of data transmission and Internet to customers, to optimize the Company's backbone Internet traffic expenses, and also to expand the range of provided services.

V. THE RESULTS OF THE COMPANY'S DEVELOPEMNT IN PRIORITY TRENDS

The past year is characterized by considerable growth of indicators of key trend of the Company's operations in the area of providing broadband access services – more than threefold increase vs. the top of the year in the subscriber base of Internet broadband access users. Taking into account the changes in the market and also VolgaTelecom's technical and marketing

capabilities the development of broadband access services remains the Company's priority. In our estimate at 2007 year-end VolgaTelecom's share in Internet broadband access services was at least 59%, and in future the Company intends to keep the lead through introducing new tariff offers to the market, improving the level of subscribers' servicing and expanding their capabilities to work in Internet.

5.1. Investment policy.

In 2007 RUR 7 454,204 million were spent for investments. Total amount of investments into fixed-capital assets accounted for RUR 7 425,438 million. Out of the investments into fixed-capital assets RUR 7 421,378 million were allocated for communications facilities, and RUR 4,06 million for other kinds of activities. In the reporting year the volume of construction and installation activities accounted for RUR 2 901,815 million. RUR 4 131,033 million were spent for the equipment acquisition. The Company commissioned fixed-capital assets worth of RUR 7 475,702 million. In 2007 the Company has commissioned 369 200 numbers, the commissioning of intrazonal fiber-optic lines accounted for 1991 km.

Table 5.1.

№	Indicator description	Measure unit	2006	2007	Rate of indicator change 2007/2006 (%)
1.	Invested funds into fixed-capital assets - **total,**	RUR million	**5 710,1**	**7 425,4**	**130,0**
1.a	Investment areas:				
	Local telephony	RUR million	**1 713,9**	**3 615,4**	**210,9**
	• Traditional telephony	RUR million	1 588,2	3 164,3	199,2
	• Construction of Softswitch-based communications networks	RUR million	1 266,1	224,7	17,7
	• Construction of special services nodes	RUR million	1,2	56,7	by 47,2 times
	• Links of interswitch networks	RUR million	124,5	169,8	136,4
	Zonal communications	RUR million	**807,4**	**672,9**	**83,3**
	• Zonal transit node	RUR million	36,5	13,7	37,5
	• Fiber-optic links	RUR million	720,8	633,5	87,9
	• Microwave radios	RUR million	50,1	25,7	51,3
	New services	RUR million	**2 218,6**	**1 935,2**	**87,2**
	• Data transmission network and arrangement of x-DSL-access to Internet services	RUR million	707,2	1 646,8	232,9
	• Dial-up Internet access	RUR million	40,3	0,0	0,0
	• Cable TV	RUR million	163,9	68,3	41,7
	• Investments into Call Processing Centers and Internet-café	RUR million	41,1	42,1	102,5
	Mobile radiotelephony	RUR million	**203,2**	**49,0**	**24,1**
1.6	***Investments into IT***	%	7	10	X
	Other investments	%	9	6	x

№	Indicator description	Measure unit	2006	2007	Rate of indicator change 2007/2006 (%)
2.	**Share of proprietary resources** allocated for investments financing	%	48,6	53,8	x
3.	**Share of raised funds** allocated for investments financing	%	51,4	46,2	x

Investments trends in 2007.

As before the major share in investments program are the investments into expansion, reconstruction and modernization of local telephony. In 2007 the investments into this market segment amounted to RUR 3 615,4 million or 48,5% of the total investments. A large share of investments is explained by the need to realize the program of universal service provision by means of payphones which accounts for 30,9% of the total volume of spent investments.

RUR 672,86 million were allocated for the development of zonal communications or 9% of the total investments. Of which:

- RUR 659,2 million (8,8%) were allocated for the construction of intra-zonal links (fiber-optic links and microwave radios);
- RUR 13,7 million (0,2%) for the expansion and reconstruction of zonal transit nodes.

In 2007 the share of investments into new services development accounted for 26,0%. The reduction of share in this field vs. 2006 (by 12,8%) was connected with the change of financing structure of projects of reconstruction of NGN-based equipment networks – the equipment was supplied under financial leasing contracts. This equipment to the amount of RUR 540,9 million is kept record of in the balance of the lessor. By taking into account this equipment the share of investments into new services development accounts for 33%.

RUR 1 935,2 million were spent for the development of new services and technologies, of which:

- RUR 1 648,3 million (22,1% of the total investments) were spent for arranging x-DSL-access to Internet services;
- RUR 173,9 million (2,3%) were spent for the construction of data transmission network and communications networks between regional subsidiaries;
- RUR 112,9 million (1,5%) – other communications services.

Within the framework of 2007 investment plan the Company has connected educational institutions to Internet; RUR 496,9 million (6,7% of the total investments) were allocated for these purposes.

In 2007 the Company continued to implement centralized software products providing for optimization of business processes and requiring the upgrade of existing technical architecture (more than 9,9%). The total investments into IT creation and development accounted for RUR 739,3 million, which is by 59,1% more vs. 2006. Of which:

- RUR 295,8 million were allocated for billing implementation and upgrade;
- RUR 211,9 million were spent for implementation of accounting systems;
- RUR 231,6 million were spent for implementation of other IT solutions.

In IT area VolgaTelecom is implementing two centralized projects. These are implementation of ERP-system of Oracle E-business suite and Joint Program of Ensuring Settlements and Relations with Clients.

In 2007 within the project of implementation of ERP-system of Oracle E-business suite VolgaTelecom has performed the following:

- Common Data Processing Center was established; it accumulates all financial and economic information of the Company;

- The first modules of Oracle E-business suite – HR management and property, plant and equipment management are in commercial operation;
- Joint Master-system comprising all modules of ERP-system (general ledger, debtors, creditors, financial management, salary calculation, HR management, logistics management, etc.) was designed and transferred for implementation in VolgaTelecom;
- For the users' support Local Center of competencies was established and is successfully operating.

In 2007 within the framework of Joint Program of Ensuring Settlements and Relations with Clients billing business-processes and software were aligned on the basis of "START" automated settlements system. The database with common centralized directory of "START" billing system was created; it ensures harmonization of business processes in all regional subsidiaries. "START" billing system was implemented in Saratov and Penza regional subsidiaries. At 2007 end "START" billing system was in operation in 8 VolgaTelecom's regional subsidiaries. Test calculations in this system were made in 3 remaining regional subsidiaries: in Samara, in the Republic of Mariy-El and in Chuvash Republic. Technical architecture for deployment and operation of "START" billing system was created.

The centralized projects in VolgaTelecom are performed within scheduled time and in accordance with project and regulating documents and approved Master-plans.

The following should be noted in regard to arrangements performed within large and important projects in the field of technical development, construction of communications links and implementation of federal programs:

1. In 2007 within the program of universal service provision by means of payphones, the Company has installed 17 070 payphones, of which 16 468 payphones were installed during the first phase of implementation of the program of universal service provision (tenders of 2006), and 602 payphones were installed during the second phase of the program (tenders of 2007). In accordance with the tender's terms and conditions 100% of payphones were installed ahead of schedule in regional subsidiaries in Mordovia Republic and in Ulyanovsk.

2. In 2007 the Company's regional subsidiaries within priority national project "Education" have connected 3 437 educational institutions to Internet at the rate of at least 128 Kbps. The total number of educational institutions for which Internet channels were arranged during the time of the project realization (2006-2007) accounts for 8 323 objects.

3. Four regional subsidiaries (Penza, Samara, Udmurtia and Chuvash Republics) have successfully realized the next phases of the project of networks reconstruction on the basis of NGN equipment. 116 742 numbers were put into operation using NGN equipment.

4. In 2007 the Company has completed the construction of DWDM-based intra-regional data transmission network with the center in Nizhny Novgorod city (the equipment was supplied by Huawei Technologies). The channels of 2 Gbps carrying capacity were arranged between the network's central node and each oblast/republic center. Juniper Networks equipment is used as master routers in all the Company's regional subsidiaries and at intra-regional level (In Nizhny Novgorod and Samara cities).

5.2. Basic indicators of network development

Table 5.2.

№	Indicator description	Measure unit	2006	2007	Indicator change rate 2007/2006 (%)
1.	Gain in extension of long-distance (intrazonal) phone channels - total	Thousand channel-km	6 668,3	761.6	11,4
	Of which arranged by digital transmission systems	Thousand channel-km	7 077,7	939,6	13,3
2.	Gain in the number of basic phone sets - total	Thousand units	152.98	61,53	40,2

3.	Installed capacity of xDSL ports - total (at the reporting period end)	Ports	159 121	529 855	333,0
4.	The number of subscriber units connected to mobile radiotelephony networks (at the reporting period end)	Thousand units	219	238	108,7

5.3. The Company's major economic indicators (RUR million)

Table 5.3.

Indicator description	2006	2007	Indicator change rate 2007/2006 (%)
Proceeds from sales of goods, works and services	21 691	25 163	116,0
Communications services revenues	20 367	23 887	117,3
Expenditures	16 959	19 061	112,4
Sales profit	4 732	6 102	129,0
Pretax earnings	3 534	4 710	133,3
Net profit	2 454	3 323	135,4

At 2007 year-end VolgaTelecom's proceeds amounted to RUR 25 162,7 million with the gain of RUR 3 471,5 million and growth rate of 116% vs.

Communications services revenues generated 95% of proceeds (by 1% more than in the past year), 2,3% (or RUR 589,5 million) fall on revenues from contracts of agency. Non-core business revenues accounted for RUR 685,9 million (2,7% in the volume of proceeds) and have grown by RUR 32,1 million vs. 2006.

At 2007 year-end communications services revenues amounted to RUR 23 887,3 million.

The largest share in revenue structure is local telephony revenues – 46,9%, intrazonal telephony – 20,2%, connection and traffic transit services revenues – 15,1%. New technologies-based services revenues have grown by 51% and accounted for RUR 3 267,4 million.

Today intrazonal communications is highly profitable industry and produces substantial revenues gain for the Company. Intrazonal communications services revenues amounted to RUR 4 830,2 million with the growth rate of 135,2%. Major factors that affected substantial growth of revenues are increase in consumed traffic, cost factor and also the change of requirements of accounting of traffic outgoing from the network.

At 2007 year-end intrazonal traffic of fixed-line network users accounted for 2 488,2 million minutes which is by 37,9% more vs. 2006. Considerable growth of intrazonal traffic resulted from full year of practice of new procedure of settlements for F2M connection initiated by a subscriber (CPP principle was put in force since 01.07.2006). In 2007 the volume of intrazonal traffic of data transmission network subscribers has grown twofold vs. 2006 and in the reporting period it accounted for 1 666,7 million minutes or 67% of the total volume of intrazonal traffic of fixed-line network users.

In 2007 the total amount of connection and traffic transit services revenues accounted for RUR 3 599,5 million, the growth rate of 107% vs. 2006. The growth of revenues of this item resulted from the change of legislation regulating the settlements for transited traffic effective since 01.07.2006. Basing on this, the growth dynamics resulted from the full year of practice of new procedure of settlements for transited traffic. It should be also noted that in accordance with Order №278-c/2 of 17.11.2006 of Federal Tariff Service since 01.02.2007 the compensation mark-up to the price of local and zonal call initiation to establish intrazonal, DLD-ILD call was reduced to 44 kopecks (in 2006 this compensation mark-up was 54 kopecks), which resulted in the decrease in revenues from the services of local initiation of DLD and ILD traffic.

Since 2008 this compensation mark-up is abolished.

In 2007 local telephony services revenues amounted to RUR 11 205,5 million, the growth rate of 108,2% vs. 2006 (86% of received money – urban telephone network services revenues). The major source of revenues gain is current payment revenues – RUR 1 076,8 million. Dominant factor of generation of current payment revenues gain is annual increase in tariffs for communications services.

Major influence on tariffs in 2007 was decision № 278-c/2o6 of 17.11.06 of Federal Tariff Service of establishing three tariff schedules for residential sector segment.

In particular, since 01.02.2007 three tariff schedules were introduced for subscribers having technical capability of time-based billing for calls:

- Tariff schedule with fixed subscriber's fee without traffic limits;
- Combined tariff schedule comprising the cost of providing subscriber's line, the cost of fixed volume of minutes and per minute billing if the fixed limit is exceeded;
- Tariff schedule with time-based billing comprising the cost of providing subscriber's line and per minute billing for every minute of a call.

In H 1 2007 the subscribers selected their most attractive tariff schedules which resulted in the reduction of revenues from this item if compared with earlier effective tariff schedules (in 2006 the growth rate of current payments revenues vs. the past year was 118%, and in 2007 – 112%), but it was evened by the increase in the cost of providing the subscriber's line and the cost of a minute.

In addition, the tariff schedules were introduced since the same date for the subscribers not having technical capability of selecting the tariff schedule; for them the tariff was fixed on average by 30,4% lower than the tariff with subscriber's fee (for urban subscribers).

The share of revenues from providing access to local telephony network in local telephony services revenues is steadily declining year in year out. In 2007 it accounted for 4,5%, i.e. it has declined by 3% vs. 2006. The reduction of basic phone sets installations, and also attractive cost of connection (marketing actions and reduction of cost of providing access to local telephony network in premises having connection to PSTN to 30% of monthly subscriber's fee starting since August 2007) resulted in the fact that the Company received from providing access to local telephony network RUR 275,5 million less (or by 35,6%) vs. the past year.

At present digitalization of local telephony network allows not only for providing traditional services, but also the services rendered by using new technologies: Internet access services, intelligent platform services, additional services, etc.

In 2007 the revenues from providing the services of Internet access over leased lines amounted to RUR 1 953,4 million, the gain of RUR 868,8 million vs. 2006 (78.8% of gain of new technologies-based services revenues), of which xDSL revenues accounted for RUR 1 757.7 million.

Faster growth of Internet broadband access services development is the Company's strategic trend 2007-2012. Substantial presence at broadband access market is required for maintaining the lead in telecommunications market of the territories where the Company is providing communications services.

At 2007 year-end Internet dial-up access services revenues amounted to RUR 787.4 million, the gain of RUR 13,8 million vs. 2006 or 1,6% of the total gain of Internet access services revenues. The number of dial-up users and Internet dial-up traffic reduced by 21% and 13% accordingly vs. 2006 which is related to active exploitation of Internet access services on the basis of leased lines.

Within the framework of Intelligent communications network VolgaTelecom has realized the following services:

- FPH: 8-800-707-XXXX (free call);
- VOT: 8-803-707-XXXX (televoting);
- UAN: 8-804-707-XXXX (universal access number);
- PRM: 8-809-707-XXXX (call with extra charge).

In 2007 Intelligent communications network services were provided in all the Company's regional subsidiaries except for Saratov subsidiary.

At 2007 end the number of allocated logical numbers accounted for 151 units which is by 22 units (growth rate - 117%) more than in 2006.

At 2007 year-end Intelligent communications network services revenues amounted to RUR 1, 1 million.

It should be noted that along with traditional local telephony services the Company provides additional services (abbreviated dialing, call redirection, etc.). In 2007 additional services revenues accounted for RUR 43,1 million, which is by RUR 11,6 million (or by 36,7%) more vs. 2006. If compared with 2006 the quantity of phone numbers with additional services has grown actually 1.5 times and at 2007 end it was 266 000.

5.4. Revenue structure by types and categories of subscribers for 2007*

Revenue structure as regards to communications services consumers has changed in a minor way. The share of business sector revenues has declined by 0,1% which is caused by the increase in the share of revenues from communications services rendered by using new technologies, and natural persons are their principal consumers. In its turn, the increase in the share of revenues from communications services rendered to residential sector was affected by the growth of consumption of Internet access services in 2007, particularly of broadband access. In 2007 the growth rate of revenues from Internet access services over leased channels vs. 2006 was as follows:

- Residential sector – 308%;
- Non-profit organizations – 126%;
- Business entities – 140%.

Table 5.4.

Services description	Total (exclusive of VAT), RUR thousand	Including from residential sector
Communications services revenues – total Of which:	23 887 329	13 118 734
Intrazonal, DLD & ILD telephony	4 830 180	2 232 666
Local telephony	11 205 515	8 533 738
Recording communication	3 253 061	1 536 750
Mobile communications	378 479	326 582
Connection and traffic transit services	3 599 538	0
Other	620 556	488 998

* *on the basis of data of form №65-communications for 2007.*

5.5. Expenditure pattern for 2007

In 2007 within the Program of the Company's development to 2012 VolgaTelecom has worked out the strategy of operating expenses reduction. The major objectives contemplated by the Company while realizing this strategy are as follows:

- reduction of the Company's communications services provision costs without loss of clients' servicing quality;
- developing services costs management in such a way so that to maximize the Company's profit per a unit of rendered service;
- the effect of these activities should contribute to EBITDA margin growth.

Taking into account competitive environment in telecommunications market and also the Company's heavy social responsibility in 2007 major efforts were focused on minimization of potentially controllable core business expenses. This allowed for reducing the growth rate of the

Company's expenses to 112,4% vs. 2006, and in 2007 the expenses amounted to RUR 19 061 million.

Behavior of expenditure pattern (%).

Table 5.5.

Indicator description	2006	2007
Labor costs (including deductions to social insurance)	44,7	38,7
Material costs	11,4	10,0
Depredation and amortization of property, plant and equipment	16,9	18,3
Rostelecom expenses	0,8	0,4
Interconnect expenses	8,8	14,4
Other	17,4	18,3

Behavior of expenditure pattern.



RUR million
25 000
20 000
15 000
10 000
5 000
0
1 634
1 315
1 494
1 942
2 862
1 461
6 121
1 979
1 500
2 740
1 905
3 490
1 385
5 987
2006
2007
Other expenses of ordinary activities
Outside agencies' services
Rostelecom services expenses
Operators' services expenses
Material costs (total)
Property, plant and equipment amortization and depreciation
Social insurance deductions
Labor costs

Chart 2.

In 2007 due to the Company's aggressive policy of winning the market of Internet access services over leased channels the investments into the industry, amortization charges and interconnect expenses have substantially grown.

Amortization charges.

The Company's strategy intended to maintain the market share in one segments and intensive expansion in others results in material investment outlays. So, in 2007 the Company has spent RUR 7 454,2 million for investments. Commissioning of property, plant and equipment amounted to RUR 7 425,4 million. In the reporting year the total amortization accounted for RUR 3 490,3 million, the growth rate of 121,9% vs. 2006. The share of this item in prime cost structure is 18,3% vs. 16,9% in 2006.

Interconnect expenses.

In 2007 the expenses of item "Interconnect settlements" have grown to RUR 2 814,8 million, the growth rate of 173,3% vs. 2006. Such high growth of the expense item was caused by the change effective since 01.07.2006 of settlement pattern with operators for transited traffic. The Company pays for traffic outgoing from its network and terminated at other operators' networks, and also pays for Internet traffic passbands and for technical facilities rental. In prime cost structure the share of traffic transit expenses has grown by 4,8% vs. the past year, and in 2007 the expenses accounted for RUR 1 961,8 million.

Furthermore, in 2007 the Company incurred additional expenses vs. 2006 related to the provision of universal service and classified as services prime cost. In 2007 the expenses for universal service provision amounted to RUR 289,3 million.

5.6. Key indicators of the Company's operating efficiency

Table 5.6.

Indicator description	Measure unit	2006	2007	Rate of indicator change 2007/2006, (%)
Sales profit margin	%	27,9	32,0	+4,1 per cent point
Net profit margin	%	14,5	17,4	+2,9 per cent point
Prime cost of RUR 100 of proceeds	RUR	78,19	75,75	96,9%
EBITDA	RUR million	7 120,7	9 017,8	126,6%
EBITDA margin	%	32,8%	35,8%	+3 per cent point
Revenue per a line	RUR	4 394	5 007	113,9%
Profit per a line	RUR	959	1 214	126,7%
Revenue per an employee*	RUR/man	509 268	694 241	136,3%
Profit per an employee*	RUR/man	111 092	168 342	151,5%
Number of lines per an employee*	Lines	115,9	138,7	119,6%

** staff on the payroll for the reporting period was taken.*

Due to pursued policy of restructuring and optimizing the costs in 2007 the Company has substantially improved the efficiency of its operations, both in utilization of labor resources and in utilization of property, plant and equipment – communications network, which is confirmed by key indicators referenced in the table.

5.7. Information about the size of the Company's net assets

Table 5.7.

	At 01.01.2008
1. Net assets (RUR thousand)	21 051 445
2. Authorized capital (RUR thousand)	1 639 765
3. Required reserve (RUR thousand)	81 988
4. Ratio of net assets to authorized capital (line 1/line 2) (%)	1283.81
5. Ratio of net assets to authorized capital and required reserve (line 1/(line 2+line 3)) (%)	1222.67

For the reporting period net assets have grown by RUR 2 674 202 thousand or by 14,55%.

VI. RISK MANAGEMENT

6.1. The Company's activity in risk management area

In 2007 the Company's Board of directors has approved the Program of the Company's risks management. The basic objective of the Program is to enhance the efficiency of management of threats and opportunities which should contribute to the process of the Company's capitalization growth. The Program is a document establishing key principles and approaches to identification of the Company's risks, and defining the methods of risk management within the framework of the Company's day-to-day operations, it allocates and fixes responsibility of specific managers and the Company's management bodies of risk management. The approved Program is treated as the instrument for enhancement of efficiency of adopted decisions; it enables to incorporate the complex of managerial activities related to information acquisition, analysis, work out of decisions and their monitoring to achieve the set tasks.

The Program also upbuilds the feedback of risk management processes with the processes of strategic, operating and budget planning when the risk holder gets financial resources to manage the threats efficiently, which increases his/her responsibility for achieving the result.

The adopted Program of risk management defines the following types of risks:

Strategic risks – threats and opportunities arising at the level of strategic decisions making by the management.

Operational risks – threats and opportunities arising in the course of day-to-day/routine operating activities related to the Company's strategy realization.

Operating management risks – threats and opportunities arising in the course of operating planning and operating managerial decisions making.

Financial risks – threats and opportunities arising in the course of the Company's performance of day-to-day/routine financial operations and at most caused by unexpected changes of external financial and macroeconomic factors.

Risks related to emergency – threats arising in the course of the Company's day-to-day/routine operating activities and at most caused by external emergency factors.

Risk management is distributed at responsibility levels proceeding from the level of risk relevance. Decision making on fundamental risks is referred to the competencies of the Company's Board of directors.

Principal supplement to the Program of risk management is Risks Register defining the risk category, the level of its relevance, the person responsible for its management, key efficiency indicators testifying to risk management efficiency, and also the basic set of methods of actions both of preventive nature and of subsequent actions when the risk arises.

6.2. The Company's risks capable to affect materially its activities

The Company's basic risks the occurrence of which may materially affect the indicators of the Company's financial and economic activities are the following:

Regulatory risks related to the change of principles of government regulation of communications services tariffs.

As of today, the share of revenues received by the Company from regulated communications services accounts for 69,1%, the level of profitability of local and intrazonal telephony services as per regional communications centers data accounts for 32,1% in 2007. The level of profitability of regulated communications services allows the Company for covering the losses from providing socially important services, such as rural communications, telegraphy services, wire broadcasting. The regulator's fixing of tariffs with the growth rate matching the inflation rate in the current year (7%) will result in the reduction of revenues vs. the targeted level; setting of new tariffs with 1 quarter delay may substantially reduce the Company's expected income in 2008.

Market risks based on improvement of competition level.

Primary trends of telecommunications market - sharpening of competition in all areas of the Company's activities. Rival companies are consolidating through intensification of M&A processes, principal competitors are expanding on new territories, and new players are appearing in the market. Technologies are being substituted; competitors are securing supplementary licenses for new services, they provide bundled services thus strengthening their competitive capacity.

Particularly heavy competition is in the market of Internet access services over leased lines. As one of the Company's strategic initiatives is faster growth of Internet broadband access services, special emphasis should be laid on the development of competitive situation in this trend. The Company's risk management strategy consists of carrying out of measures intended for raising the Company's competitive capacity, and also of assessment of opportunities of entering new territories, securing new licenses and acquiring alternative operators.

The Company assumes as risk management strategy the expansion of the range of provided services, to put new and additional services into the package, and ARPU increase upon the whole in the Company.

Financial risks related to the need to finance the Company's development programs under financial market liquidity crisis conditions.

To realize the adopted programs the Company in its operations actively uses the borrowings in the form of various financial instruments (bank credits, loans, bills of exchange, bonds and leasing) for the purposes of replenishing current assets and financing the investments.

Interest rate risk for the Company as for the borrower has dual nature. Getting the borrowing at fixed rate, the Company runs the risk due to the fall in rates. In case of borrowing at variable rate, the Company runs the risk of increase in value of the borrowing.

Risk forming factors are the changes of economic situation, of investment climate, and of macroeconomic indicators in the country. The impact of world global economic factors is also possible.

It was the beginning of financial crisis signs in 2007 that caused serious concern to interest rate risk management.

Identification of risk is based on the analysis of variances of cost of borrowings for 2008 between the planned in the prior year and projected in the current period with due account for the impact of money market trends.

Furthermore, the Company does not rule out the threat of occurrence of risks related to carrying on of operating activities, claims of fiscal agencies, and occurrence of emergency situations.

VII. PERSONNEL DEVELOPMENT

7.1. Labor and wages

Organization of labor and wages in OJSC VolgaTelecom is intended for optimization of the Company's headcount and implementation of advanced types of wages motivating increase in labor productivity.

In 2007 the average monthly wages of VolgaTelecom's employees amounted to RUR 13 901, growth of 23,0% vs. the past year. In the reporting year the wages were raised in all regional subsidiaries. The following figures prove it: the wages were raised in Kirov regional subsidiary by 23,5%, in regional subsidiary in the Republic of Mariy-El - by 21,5%, in regional subsidiary in the Republic of Mordovia by 20,3%, in Nizhny Novgorod regional subsidiary - by 21,6%, Orenburg regional subsidiary - by 22,5%, in Penza regional subsidiary - by 24,8%, in Samara regional subsidiary - by 26,5%, in Saratov regional subsidiary - by 17,7%, in the Republic of Udmurtia regional subsidiary - by 19,7%, in Ulyanovsk regional subsidiary - by 22,4%, and in regional subsidiary in the Republic of Chuvashia – by 28,4%. The wage fund has grown by 3,7% vs. 2006 and in 2007 it amounted to RUR 6 061 901,5 thousand.


Growth of average wages
16000
14000
12000
10000
8000
6000
4000
2000
0
10559
13043
10113
12286
10625
12785
11718
14255
11079
13574
9957
12424
11207
14172
10488
12339
12129
14515
10321
12632
9852
12649
Kirov
Mariy-El
Mordovia
Nizhny Novgorod
Orenburg
Penza
Samara
Saratov
Udmurtia
Ulyanovsk
Chuvashia
Average wages in 2006
Average wages in 2007

Chart 3.

Social benefits amounted to RUR 155 085,6 thousand; the growth of 102,3% vs. the past year.

Social benefits per 1 employee per a month for 2006-2007.

Table 7.1.

Regional subsidiary	Social benefits per 1 employee (RUR)		Change of social benefits, %
	2007	2006	
Kirov regional subsidiary	277,1	248,4	111,5
Regional subsidiary in the Republic of Mariy-El	246,9	177,8	138,8
Regional subsidiary in Mordovia Republic	234,3	184,3	127,2
Nizhny Novgorod regional subsidiary	366,8	280,4	130,8
Orenburg regional subsidiary	505,8	332,6	152,1
Penza regional subsidiary	307,8	222,3	138,4
Samara regional subsidiary	466,4	246,6	189,1
Saratov regiоnal subsidiary	316,1	346,5	91,2
Regional subsidiary in Udmurtia Republic	268,0	431,7	62,1
Ulyanovsk regional subsidiary	353,8	313,9	112,7
Regional subsidiary in Chuvash Republic	250,3	345,9	72,4
OJSC VolgaTelecom	***355,6***	***292,9***	***121,4***

On February 14, 2007 the Management board approved uniform Regulation on VolgaTelecom's employees' remuneration of labor (minutes № 27 of 14.02.2007). The basis of remuneration of labor is the system of grades. In quarter 1 arrangements were made to changeover to uniform system of remuneration of labor: orders were issued to put stepwise into effect the Regulation on remuneration of labor in regional subsidiaries since June 1, July 1 and October 1, 2007; groups of regional subsidiaries and structural units for remuneration of labor of

executive employees were approved; basic rates of grade for remuneration of labor of regional subsidiaries' employees were approved; the List of posts and professional occupations with reference to grades as regards remuneration of labor was approved; grade system staffing tables of regional subsidiaries were worked out and approved; arrangements were scheduled to changeover the employees to new conditions of remuneration of labor. The Procedure of setting and raising the tariff rates, salaries in grades system was worked out. Criteria for raising tariff rates and salaries are efficiency and labor productivity.

1) For executives and specialists:

- Improvement of competencies assessment results vs. the prior one;
- Regular performance of extra volume of work at the stated time;
- The number of subordinate employees is more than set by requirement criteria;
- Participation in project activities subject to successful completion of the project;
- Employee's listing as a key employee.

2) For working men:

- Regular overfulfilment of rate time or output rate;
- Performance of extra volume of work at the stated time;
- Participation in projects;
- Worker's listing as a key worker.

Implementation of grade system enabled to assess work places in accordance with the significance of work place for the Company and to utilize the wage fund more efficiently.

For the purposes of stirring up material self-interest of employees in improvement of professional skill and responsibility for product quality, and retaining qualified personnel in Q 3-2007 the procedure of setting increment for professional skill and high qualification was worked out.

Since 2006 VolgaTelecom has been applying uniform system of bonus payment. The bonus payment system is built in such a way that in the end all the employees are paid bonuses for final results of activity: structural sub-division employees – by the results of the structural sub-division operation, the employees of administrative staff of a regional subsidiary – by the results of the regional subsidiary's operation, employees of the General directorate – by the results of the Company's operation upon the whole.

The Regulation on bonus payment provides for 2 kinds of bonus payment: time bonus – for fulfillment of financial-economic activity indicators and on the principle of management by objectives.

7.2. Improvement of management structure

In 2007 the Company continued the improvement of operational structures of regional subsidiaries in accordance with the "Concept of organization development of OJSC VolgaTelecom for 2007-2008" approved by the Company's Management board on October 16, 2006 (minutes № 10 of October 18, 2006) through reforming commercial bloc, improvement of operational structure of local communications centers and urban technical units, centralization of management functions.

The Company consistently optimizes the headcount. As a result of this optimization the average headcount has been reduced by 15,7% and accounted for 36 340 employees. The largest reduction was in Orenburg regional subsidiary – 20,0%, in regional subsidiary in the Republic of Mariy-El – 19,0%, in Nizhny Novgorod regional subsidiary – 17,2%, and in Samara regional subsidiary – 17,0%. The basic measures of headcount optimization in 2007 were:

- improvement of operational structure;
- improvement of labor organization and labor rate setting;
- implementation of new equipment and advanced technologies;
- conclusion of service contracts with outside agencies (outsourcing).


Reduction of average headcount
8000
7000
6000
5000
4000
3000
2000
1000
0
3739
3212
2143
1737
2205
1940
7566
6216
4002
2257
6106
5067
5226
4643
2902
2486
2700
2247
2670
2273
Kirov
Mariy-El
Mordovia
Nizhny Novgorod
Orenburg
Penza
Samara
Saratov
Udmurtia
Ulyanovsk
Chuvashia
Average headcount in 2006
Average headcount in 2007

Chart 4.

For the purposes of improving management efficiency and fitting operational structure with hierarchy levels and status features of sub-divisions "Criteria of management (subordination) of OJSC VolgaTelecom" were worked out and approved by the Management board on December 28, 2007 (minutes № 19 of 28.12.2007). The criteria of management were worked out on the basis of actual data of staffing tables and are oriented to the best practice, to more successful and efficient management model. Application of these criteria should result in the changes of operational structure of regional subsidiaries – consolidation of local communications centers, line-technical shops, workshop sections, and also in the change of status of sub-divisions. Implementation of management criteria is scheduled for 1 H-2008.

In 2008 the Company will continue to improve operational structure and to optimize the headcount.

7.3. Staff relations

Second year at a run the Company's HR department is a winner of "The best Russian personnel service" contest. In 2007 VolgaTelecom was awarded two prizes of "The best personnel service" contest: "For active implementation of innovation methods in personnel service activities" and "For successful activities in development and realization of efficient personnel policies under transition to market economy conditions".

Staff training and development.

Staff training and development is a key function in HR management. This is the main channel for the Company's strategy realization and prompt implementation of changes.

One of the major objectives of VolgaTelecom's staff policy is to provide the Company with highly qualified staff, to train, to develop and improve the employees' potential.

The priorities in the Company's personnel training and development are:

Corporate training, initiated and organized within OJSC Svyazinvest holding and realized in accordance with top and mid-level management programs common for all the Companies of the holding. In 2007 170 employees were trained in various programs of corporate training, the cost of this training amounted to RUR 5 638 thousand (growth of 170% vs. 2006).

VolgaTelecom's centralized training for mid-level managers and the candidates of the Company's personnel reserve intended for getting knowledge in modern techniques of leadership potential management and development. In 2007 1188 employees were trained in various

programs of centralized training, the cost of this training amounted to RUR 10 773 thousand (growth of 233% vs. 2006).

In regional training the priority is technical training of personnel of blue-collar jobs: working men, telephonist, telephone switchboard operator, electricians, cable splicers-cable jointers, etc.); compulsory annual training with confirmation of qualification in basic technical courses, courses in safety arrangements and precautions. Technical training was organized on site and was in-service training with the involvement of trainers. In 2007 21 638 workers were involved in in-service training in various programs (growth of 149% vs. 2006).

In determining the form of training the priority is given to internal training. This is involvement of internal trainers among the Company's employees and training on the basis of the Company's proprietary training classes. In 2007 this form of training enabled to train 32 774 employees in various programs which is 4,5 times more than the training in external training centers.

All in all 17 037 persons were trained in 2007 (growth of 101% vs. 2006). The share of trained employees to the total headcount accounted for 49% and this is a half of the Company's workers.

Total costs for the Company's personnel training and development amounted to RUR 70,53 million (growth of 111% vs. 2006). 697 system users were trained in 2007 within the framework of realization of plan of implementation of unified enterprise management information system on the basis of Oracle EBS.

Mean age of trained employees was 35 years old (in 2006 it was 38 years old). Among the trained persons 525 employees were promoted. Trained candidates for personnel reserve – 331 men. The volume of training accounted for 254 091 hours.

In 2007 the following tasks and projects were realized in staff training and development:

Trial operation was completed and the Model of competencies of the Company's employees and Uniform policies in HR management was implemented. This enabled to optimize and unify business processes of HR management. Uniform approaches and principles will enable to substantially enhance the quality of HR relations. The Model of competencies is the core of Uniform policies and they, in their turn, define the procedures and requirements to uniform approach of selection and adaptation, assessment of employees' competencies, training and development, personnel reserve forming and personnel incentive.

Within the framework of arrangements of personnel reserve development in September 2007 the candidates were selected through assessment procedure of Assessment Center and strategic reserve group was formed.

Objective: to obtain objective information about professional abilities, human personality and business qualities, management potential, and the level of readiness of employees qualifying for inclusion into the strategic reserve group to be appointed deputy to director of regional subsidiary – chief engineer.

The group consists of 14 mid-level managers of regional subsidiaries. The schedule of internship was worked out and individual plan of internship in the Company's regional subsidiaries and General Directorate was drawn up. The internship is intended for gaining practical experience of work of target post – first deputy to director of regional subsidiary – chief engineer.

Within the framework of realization of strategic initiative of implementation and provision of Internet broadband access services "J-STAR-2007" was started up.

About 2000 of the Company's employees participated in "J-STAR" project, and not only the workers of commercial bloc, but also those who due to their work specific nature are operating with clients and actively promote Internet broadband access services (e.g. software engineers, electronic engineer and the Company's other employees).

"J-STAR" project decisively demonstrated the fruitfulness of contest idea expressed by "Be the first, be the best" slogan.

The training of more than 11 000 Company's employees is scheduled for 2008. About RUR 60,0 million will be allocated to realize training programs.

Awards.

In 2007 within the framework of corporate culture development VolgaTelecom's employees were awarded departmental prizes: "Master of communication" title was bestowed to 91 employees, 10 persons were awarded "Honorary radio operator" badge. 79 persons were awarded Certificate of honor of OJSC Svyazinvest, and 207 persons – Certificate of honor of OJSC VolgaTelecom.

Creation of positive labor incentive is facilitated by effective Regulation on Book of Honor of OJSC "VolgaTelecom" (approved on 22.12.2006). The Regulation governs the procedure and defines the grounds for entering the Company's employees to Book of Honor. Publication of Book of Honor is manifestation of solid respect to the merits of employees who made particular contribution to the development of operating and social activity. The Company's employees who specially distinguished themselves in labor activity, immaculately observed discipline and having at least 10 years record of work in the Company and in entities of which the Company is the legal successor are singled out for entering Book of Honor. Entering Book of Honor is made on the basis of General Director's order once a year to May 7 – Day of employees of all communication industries.

Regulation on VolgaTelecom's honors board was approved on 21.08.2007. Twelve best employees were entered the honors board on the fifth anniversary of the Company celebrated in November 2007.

VIII. CORPORATE GOVERNANCE

8.1. Fundamental principles of corporate governance

Fundamental components of corporate governance practice in the Company are:

- Shareholders rights;
- Management and control bodies activities;
- Information disclosure;
- Safeguarding the interests of other interested parties and corporate social responsibility.

Within the framework of "Shareholders rights" component the Company realizes the following aspects of corporate governance practice: securing shareholders' exercise property right, right to participate in the Company's management, right to getting dividends.

Shareholders' rights of property are separated from the right to participate in management and are characterized in the Company by the lack of restrictions for acquisition and sale of the Company's shares; by efficient methods of record of share ownership and also by the opportunity of free and prompt disposal of shares they hold which is achieved through the transfer of function of custody and the Company's shareholders register maintaining to independent registrar having positive reputation in the market of registrar services; by the lack of the Company's shareholder possessing 75% or more of ordinary shares, balance of the Board of directors composition and low share of authorized stock in the total quantity of outstanding ordinary stock which substantially reduces the risk of the Company's shareholding dilution; and also by the reduction of risks of the Company's asset stripping and by tightening control over their preservation which are achieved through the expansion of the competencies of the Board of directors as related to making decisions on major transactions.

Advance notification of shareholders general meetings holding is necessary for providing the shareholders with the opportunity to study carefully provided materials and to prepare for meeting. In accordance with VolgaTelecom's Articles of association the communication about shareholders general meeting holding should be released at least 30 days prior to its holding.

Communication about holding shareholders annual general meeting at 2006 year-end (the meeting was held on June 22, 2007) was posted at the Company's web-site in the Internet on May 2, 2007. The communication about holding VolgaTelecom's shareholders annual general meeting at 2006 year-end stated that the shareholders could get familiarized with the information at the place of location of the Company's single executive body and at locations of the Company's regional subsidiaries, as well as at the Company's web-site in the Internet. The Company in advance prior to shareholders annual general meeting holding had posted all the information (materials) provided by legislation requirements at its web-site in the Internet. The existing procedure in the Company of providing the shareholders with the opportunity to get familiarized with these materials meets recommendations of international and Russian best practices of corporate governance.

VolgaTelecom abides to the practice of annual declaration and payment of dividends. Furthermore, the Company is permanently working to safeguard shareholders rights to get dividends. So, VolgaTelecom's shareholders annual general meeting held on June 22, 2007 approved modifications to the Company's Articles of association related to the time of dividends payment. By the decision of VolgaTelecom's Board of directors of October 1, 2007 modifications and amendments were introduced into the Regulation on dividend policy. So, the Regulation is adjusted for the Company's articles of association which, in accordance with adopted modifications, provides for shorter time of dividends payment on preferred shares. At October 31, 2007 VolgaTelecom had completed the payment of dividends having transferred to shareholders RUR 624,2 million on ordinary and preferred shares accrued based on the results of the Company's operations in 2006 fiscal year.

One of the basic conditions of enhancing the efficiency of the Company's Board of directors activities and securing objectivity and independence of decisions made by it is the election of independent director to it; these directors do not hold any offices in the Company and in entities affiliated with the Company, they do not have business and kindred relations with the management, shareholders and counterparties. Independent directors make substantial contribution to the improvement of the Board of directors' activities and to the enhancement of efficiency of the Company's operations upon the whole in the following basic lines of activities:

- Securing safeguarding of rights of all groups of shareholders and respect their interests in making decisions of great moment in the Company's activities;
- Securing objective and independent assessment of the Company's development strategy and control of the Company's management work.

In 2007 5 independent directors were elected to the Company's Board of directors: Andreev V.A., Gavrilenko A.A., Degtyarev V.V., Enin E.P., and Fedorov O.R.

In 2007 the Company laid special emphasis to internal audit development. VolgaTelecom has set up the Department of internal audit; its main functions are audit of reliability of accounting statements and the Company's operation information, control of compliance with legislation requirements, preparation of recommendations of improvement of internal control procedures and other functions, which is in line with the best practice of corporate governance. In 2007 independent director Enin E.P. initiated the arrangements to improve the activity of the Department of internal audit; these arrangements resulted in restated version of the Regulation on internal audit Department approved by the Company's Board of directors on December 4, 2007.

In February 2007 the first meeting of VolgaTelecom's Coordinating council was held, the council was set up with a view to improve the quality of corporate governance. The members of the council are the General Director, his deputies in lines of activities and deputies to the General Director – directors of 11 regional subsidiaries of OJSC VolgaTelecom. During the year 4 meetings of the Company's Coordinating council were held. The council members discussed hot issues; they shared their experience, elaborated strategy and tactics of solving tangled situations.

In 2007 VolgaTelecom for the first time invited the tender of auditor selection. In preparation for tender selection the Company worked out and the Board of directors approved

"Regulation on the procedure of holding tender of selecting an audit entity for mandatory audit of VolgaTelecom's bookkeeping, accounting and financial statements" and "Regulation on tender committee for selection of an audit entity for mandatory audit of VolgaTelecom's bookkeeping and drawing up of financial (accounting) statements". On April 16, 2007 the tender committee summarized the results of the tender – LLC Ernst&Young was the tender winner and recommended for approval by shareholders as the company selected for mandatory annual audit of the Company's RAS and IFRS financial statements for 2007.

In early June 2007 VolgaTelecom summarized the results of its operations for 2006 in accordance with International Financial reporting Standards (IFRS). Financial statements were audited by independent auditor LLC Ernst&Young. According to the data of audited reporting as a result of realization of VolgaTelecom's development strategy in 2006 the Company demonstrated positive dynamics of key financial and performance indicators.

VolgaTelecom's practice as related to information disclosure meets most of criteria of international and Russian best practices of corporate governance and fundamental provisions of S&P CGR technique. In annual report, at Internet web-site, and in quarterly reports the Company shows the names of shareholders – final owners possessing 1% and more of ordinary stock, discloses the information about total quantity of ordinary stock and the information about the share of every shareholder, the information about ADRs, about shares possession by the Board of directors members and about the shares belonging to the members of executive bodies.

At present quarterly report of the issuer of issuing securities is one of the most essential source of information about the Company. In this connection prompt and full disclosure of information in the form of quarterly report is an essential element of the Company's information transparency. Also, interested parties should have the opportunity to assess the results of the Company's operations and its condition in inter-temporal changes for a certain period of time. All Company's quarterly reports, starting from Q 1-2002, are posted at VolgaTelecom's web-site in the Internet in a separate section and as new reports appear they are posted in this section at once.

In 2007 the information posted at the Company's Internet site about the members of the Board of directors and the management board was detailed, on a quarterly basis the Company posted the information about related party transactions.

Furthermore, in 2007 corporate web-sites of Russian and foreign companies were analyzed, the English version of the Company's web-site was audited, and basing on the results of these arrangements VolgaTelecom's Internet site is being improved.

The following corporate events speak about the Company's commitment to improve the safeguarding of interests of other interested parties:

In 2007 VolgaTelecom was "Taxpayer of the year-2007" National prizewinner. The prize was instituted by Megaregional Employers' Organization with the support of the Accounting Chamber of the Russian Federation, the Committee of budget and taxes of the State Duma, Federal Internal Revenue Service, and Ministry of Finance of the Russian Federation. The prize is awarded for the second time and again VolgaTelecom was awarded the high prize.

VolgaTelecom got national award "Olympus of quality" for outstanding achievements in communications services provision. The prize awarded within Global project "New quality of growth to Russia" was awarded during International congress "Management of successful business" held in Moscow in "President-hotel" on November 1, 2007.

Within the project "Rating of transparency" government and corporate structures of the Russian Federation are annually rated for the level of transparency and efficiency of procurement procedures. The project is realized by National association of E-commerce participants with the support of Russia's Federal Antimonopoly Service. In 2007 328 organizations took part in the project. VolgaTelecom was rated the fifth in "National rating of transparency of procurement 2007". The Company was assigned the highest rating – "guaranteed transparency" (ПР++).

With a view to improve the system of quality management and to enhance orientation to client the Company's corporate structure was changed; quality management sector was

transferred to commercial bloc and the appropriate business processes were optimized. These efforts were highly appreciated by business community: at the year-end VolgaTelecom was awarded two prizes of "The best Russian personnel service – 2007" contest. The blue ribbon of the contest was awarded to VolgaTelecom for successful activities in development and realization of efficient personnel policies under transition to market economy conditions.

In January 2008 "Expert RA" rating agency conducted monitoring of VolgaTelecom's corporate governance rating and confirmed earlier assigned "A" rating ("7+" in numerical rating). "Expert RA" report states: "based on the monitoring results the Company is recognized as one of the leaders in management quality in Russia". "VolgaTelecom's corporate governance system is developing fast which is contributed by strategic initiatives of the management and shareholders of the Company", - states the report.

8.2. The Company's corporate structure


Shareholders' general meeting
Board of directors
Auditing committee
Committee for audit
Staff and Rewards committee
Strategic Development committee
Corporate Governance committee
Corporate secretary
Corporate secretary back office
Management board
General Director
Operations center of centralized projects
Budget-investment committee
Department of internal audit
First deputy to the General Director of joint-stock company – commercial director
Chief accountant
Deputies to General Director of joint-stock company – directors of regional subsidiaries
Commercial bloc
Telecommunications and long-range development bloc
Financial-economic bloc
Corporate governance bloc
Personnel development bloc
Security bloc
Accounting and reporting bloc
Departments directly subordinate to the General Director
Kirov regional subsidiary
Regional subsidiary in the Republic of Mari-El
Regional subsidiary in Mordovia Republic
Nizhni Novgorod regional subsidiary
Penza regional subsidiary
Orenburg regional subsidiary
Samara regional subsidiary
Saratov regional subsidiary
Regional subsidiary in Udmurtia Republic
Ulyanovsk regional subsidiary
Regional subsidiary in Chuvashia Republic

Chart 5.

8.3. Board of directors

Information about the Company's Board of directors:

1. The Board of directors functioning before annual general meeting of shareholders held on June 22, 2007:

1. Kuznetsov Sergey Ivanovich
2. Andreev Vladimir Alexandrovich
3. Bulancha Sergey Anatolievich
4. Grigorieva Alla Borisovna
5. Degtyarev Valeryi Victorovich
6. Enin Evgenyi Petrovich
7. Morozov Andrey Vladimirovich
8. Omelchenko Sergey Valerievich
9. Savchenko Victor Dmitrievich
10. Fedorov Oleg Romanovich
11. Chernogorodskyi Sergey Valerievich

2. Quantitative and personal structure of operating Board of directors, including their brief biographical data:

The Board of directors is the Company's collegial management body performing corporate management of the Company's activities.

The Company's Board of directors is elected annually by the annual general meeting of shareholders with the structure of 11 persons by cumulative voting.

The following Board of directors was elected by annual general meeting of shareholders on June 22, 2007:

Table 8.1.

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Share ownership of the Company's stock	Record of work in OJSC VolgaTelecom's Board of directors
1.	Kuznetsov Sergey Ivanovich	1953	Higher education, North-West corresponding polytechnic institute; Columbia university business school (NY); Business school of Fuke university of business management	Chairman of OJSC VolgaTelecom's Board of directors	Chairman of the Board of directors of: CJSC "BaltAvtoPoisk". Member of the Board of directors of: OJSC Sibirtelecom, OJSC Rostelecom, OJSC CenterTelecom.	The Russian Federation	Does not hold the Company's shares	Since 2005
2.	Andreev Vladimir Alexandrovich	1951	Higher education, Kuibyshev electrotechnical institute of communications; Moscow technical university of communications and IT; received instructions and was trained in specialized telecommunications training centers in England, France and Germany; Doctor of Engineering Science, professor.	Rector of Povolzhsky state academy of telecommunications and IT	Member of International society "International society of engineers- opticians SPIE". Member of Board of rectors of Samara oblast Institutions of Higher Education. Vice-president of Non-government Educational Institution Povolzhsky association of engineers of telecommunications and IT "TELEINFO". Chairman of editorial board, editor in chief of science-engineering and	The Russian Federation	Does not hold the Company's shares	Since 2004

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Share ownership of the Company's stock	Record of work in OJSC VolgaTelecom's Board of directors
					information-analytical magazine "Infocommunications technologies" (Samara city). Chairman of editorial board of "Telecommunications field of regions" magazine. Member of editorial board of science-engineering magazines: "Herald of communication", "Electric communication" (Moscow). Member of editorial board of science-engineering magazine "Physics of wave processes and radiotechnical systems".			
3.	Bilibin Yuri Alexandrovich	1971	Higher education, Saint Petersburg State technical university, specialty – engineer-thermal physicist, and special faculty of international economic relations	First deputy to General Director of ZAO SkyLink	Chairman of the Board of directors of: OJSC Giprosvyaz, OJSC Information technologies of communications. Member of the Board of directors of:	The Russian Federation	Does not hold the Company's shares	Since 2007

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Share ownership of the Company's stock	Record of work in OJSC VolgaTelecom's Board of directors
					OJSC Uralsvyazinform, ZAO RTC-Invest, OJSC ORK, OJSC South Telecommunications Company, ZAO Baikalvestcom. Chairman of Partnership Council of Non-Commercial Partnership "Center for investigations of telecommunications development problems"			
4.	Gavrilenko Anatolyi Anatolievich	1972	Higher education, Moscow State University after M.V. Lomonosov, specialties - economic cybernetics and civil law	General Director of Closed Joint Stock Company " Leader" (the Company for administration of assets of pension fund)	Member of the Board of directors of: CJSC "Leader", OJSC Unified machine-building plants (Uralmash-Izhora Group), OJSC "Moscow heating network company", OJSC "Moscow city electric network company", OJSC "Moscow incorporated electric network company", OJSC "Mosenergo", "Gazprombank" (open joint-stock company),	The Russian Federation	Does not hold the Company's shares	Since 2007

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Share ownership of the Company's stock	Record of work in OJSC VolgaTelecom's Board of directors
					OJSC Rostelecom, OJSC CIBUR-holding.			
5.	Grigorieva Alla Borisovna	1967	Higher education, Alma-Ata institute of national economy	Deputy to the director of corporate governance and legal support Department of OJSC Svyazinvest	Member of the Board of directors of: OJSC Uralsvyazinform. Member of partnership: Non-commercial partnership "Russian institute of directors".	The Russian Federation	Share in authorized capital - 0,00122% (preferred registered shares – 2000 pieces, ordinary registered shares – 2007 pieces); Share of ordinary stock - 0,00082%.	Since 1996
6.	Degtyarev Valeryi Victorovich	1957	Higher education, Omsk institute of engineers of railroad transportation. St. Petersburg state university for economics and finance, PhD (engineering), PhD (economics)	General director of ZAO "Professional telecommunications"	Chairman of the Board of directors of: OJSC "Tetrasvyaz". Member of the Board of directors of: ZAO "Professional telecommunications", OJSC Rostelecom.	The Russian Federation	Does not hold the Company's shares	Since 2004
7.	Enin Evgenyi Petrovich	1958	University of knowledge	Deputy to the director of Non-commercial	Member of the Board of directors of:	The Russian Federation	Does not hold the	Since 2006

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Share ownership of the Company's stock	Record of work in OJSC VolgaTelecom's Board of directors
			methodology, Leningrad State University after A.A. Zhdanov	Partnership "Russian Institute of Directors"	OJSC Southern Telecommunications Company.		Company's shares	
8.	Zhelonkin Vladimir Borisovich	1967	University of knowledge methodology, University of knowledge methodology	Deputy to OJSC Svyazinvest General Director	Chairman of the Board of directors of: OJSC Central telegraph. Member of the Board of directors of: OJSC Dalsvyaz, OJSC South Telecommunications Company, OJSC North-West Telecom. Member of the Management board of: OJSC Svyazinvest.	The Russian Federation	Does not hold the Company's shares	Since 2007
9.	Omelchenko Sergey Valerievich	1963	Higher education, Novocherkassk military academy	OJSC VolgaTelecom General Director	Chairman of the Board of directors of: ZAO NSS, ZAO Orenburg-GSM. Member of Partnership Council of: Non-commercial partnership "Center for investigations of telecommunications development problems". Chairman of the Management Board of	The Russian Federation	Does not hold the Company's shares	Since 2005

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Share ownership of the Company's stock	Record of work in OJSC VolgaTelecom's Board of directors
					OJSC VolgaTelecom.			
10.	Savchenko Victor Dmitrievich	1960	Higher education, Moscow State University after M.V. Lomonosov	Executive director – director of the Department of corporate governance and legal support of OJSC Svyazinvest	Member of the Board of directors of: OJSC MGTS, OJSC Center Telecom.	The Russian Federation	Does not hold the Company's shares	2003–2005. Since 2006 – to present time.
11.	Fedorov Oleg Romanovich	1968	Higher education, Moscow State University after M.V. Lomonosov	Executive director of corporate finance Department of LLC Deutsche Bank	Member of the Board of directors of: Association for investors rights protection.	The Russian Federation	Does not hold the Company's shares	Since 2003

3. Data on independent directors in the Board of directors as treated by Order № 07-102/пз-н of 09.10.2007 (Supplement 1 item 2) of RF FFMS.

According to item 2 of Supplement № 1 to the Regulation on activities of organizing trading in securities market approved by RF FFMS Order № 07-102/пз-н of 09.10.2007 "On the approval of the Regulation on activities of organizing trading in securities market" 5 independent directors – Andreev V.A., Gavrilenko A.A., Degtyarev V.V., Enin E.P. and Fedorov O.R. are the members of the Company's Board of directors.

In 2007 the Board of directors was elected once in accordance with the resolution of annual general meting of shareholders held on June 22, 2007.

4. Information about remuneration of the Board of directors' members (criteria of defining and individual size of remuneration (reimbursement of expenses) of the members of the Company's Board of directors) paid in the reporting year.

The Company incurs charges related to the Board of directors' activities and reimburses for all document supported costs related to exercise of their functions, to the Board of directors' members.

The Company's Board of directors' member exercising his/her functions for a fee is charged and paid a fee for exercising his/her functions, and also an increment to the remuneration.

The remuneration to the Board of directors' member consists of a quarterly and an annual remuneration.

Quarterly remuneration to the Board of directors' member is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is established with coefficient of 1,5.

Quarterly remuneration of the Board of directors' member is reduced by:

30% - in case of his/her presence at less than half of meetings of the Board of directors held in the form of compresence;

100% - if he/she participated in less than half of all held meetings of the Board of directors.

Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;

- of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the expiry of the term of office of the present Board of directors' composition.

The Board of directors' members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, related to their exercise of functions of the Board of directors committees members, in the amount of RUR 40 000 (for participation in each committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of the Board of directors' committee this increment is established with coefficient of 1,25.

According to the resolution of the annual general meeting of shareholders of June 22, 2007 (minutes № 7), the following requirement criteria (percentage) of deductions are approved for calculating annual remuneration to the Board of directors' members being elected at the specified annual general meeting of shareholders:

0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2007;

0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividend payment at 2007 year-end.

The Board of directors' members are entitled to participate in option programs realized by the Company.

The remuneration of the members of the Company's Board of directors paid in the reporting year amounts to RUR 23 342 079,20.

5. Data on transactions of the Company's shares acquisition or disposal in the reporting year by the Company's Board of directors members (in accordance with RF FFMS order № 06-117/пз-н of October 10, 2006 "On approval of the Regulation on information disclosure by the issuers of issuing securities").

In the reporting year the Company's Board of directors members did not make transactions of VolgaTelecom's shares acquisition or disposal (in accordance with RF FFMS order № 06-117/пз-н of October 10, 2006 "On approval of the Regulation on information disclosure by the issuers of issuing securities").

6. Data on the Board of directors' committees and their membership.

On August 1, 2007 the Board of directors established the following Committees of the Company's Board of directors for the term of its office:

Corporate Governance Committee:

1. Grigorieva Alla Borisovna - The Committee's Chairman
2. Pokrovskaya Nataliya Ivanovna
3. Kulikov Denis Victorovich
4. Tushunov Dmitry Yurievich

Strategic Development Committee:

1. Andreev Vladimir Alexandrovich - The Committee's Chairman
2. Degtyarev Valeryi Victorovich
3. Omelchenko Sergey Valerievich
4. Belyakova Natalia Yurievna
5. Vorobieva Natalia Sergeevna
6. Shevchuk Alexander Victorovich
7. Kerber Sergey Mikhailovich

Staff and Rewards Committee:

1. Enin Evgenyi Petrovich - The Committee's Chairman
2. Savchenko Victor Dmitrievich
3. Grigorieva Alla Borisovna

Committee for Audit:

1. Degtyarev Valeryi Victorovich - The Committee's Chairman
2. Enin Evgenyi Petrovich
3. Savchenko Victor Dmitrievich

On August 31, 2007 the Board of directors decided to make the following changes in Corporate Governance Committee of the Board of directors:

- Kulikov D.V was excluded from the Committee
- Morozov A.V. was included into the Committee.

7. Data on the Board of directors' activities as related to securing the performance of the Company's development priority trends, on the Board of directors' meetings, on the meetings of the Board of directors' committees and the most important decisions made.

The Board of directors performs strategic management of the Company's operations, control of reasonable and bona fide performance by executive bodies of efficient management of the Company's day-to-day operations in the interests of securing its long-term sustainable development. It makes decisions of the Company's active cooperation with investors, creditors and other interested groups for the purposes of increase in the Company's value growth, including its assets growth, price of shares and other securities, improvement of the Company's image.

In 2007 the Company's Board of directors held 31 meeting, of which: 11 – in the form compresence and 20 – in the form of absentee voting; all in all the Company's board of directors has considered 276 issues.

FUNDAMENTAL ISSUES CONSIDERED AT THE COMPANY'S BOARD OF DIRECTORS MEETINGS IN 2007.

January 30, 2007 – the decisions were made: to terminate VolgaTelecom's equity participation in LLC VYATKASVYAZSERVICE through the sale of its equity share of 100% of the authorized capital of LLC VYATKASVYAZSERVICE; to terminate the Company's equity participation in Joint-stock commercial bank "Vyatka-bank" (open joint stock company) through the sale of 28 336 registered ordinary stock and 1 800 registered preferred stock of the Bank.

February 27, 2007 – the Board of directors approved: "Regulation on the procedure of holding tender of selecting an audit entity for mandatory audit of VolgaTelecom's bookkeeping and drawing up of financial (accounting) statements" and "Regulation on tender committee for selection of an audit entity for mandatory audit of VolgaTelecom's bookkeeping and drawing up of financial (accounting) statements"; the Board of directors considered the arrangements of the Company's realization of Concept of the Company's capitalization improvement for 2005-2007 and the Program of providing advanced services to residential sector and to business sector.

April 20, 2007 – Omelchenko Sergey Valerievich is appointed VolgaTelecom's General Director and the term of his office is defined 27.04.2007 through 26.04.2009.

May 15, 2007 – the Board of directors approved preliminarily the Company's annual report for 2006 fiscal year; it considered modifications and amendments to VolgaTelecom's Articles of association, Regulation on the Company's Board of directors, and the Regulation on the procedure of holding general meeting of the Company's shareholders and proposed to the annual general meeting of shareholders to introduce these modifications and amendments.

June 8, 2007 – the Board of directors considered realization of strategy of the Company's cellular business development for 2006; it made decisions on the issues of agendas of annual general meetings of shareholders of ZAO Nizhegorodskaya Sotovaya Svyaz, ZAO RTCOM, ZAO Penza Mobile, ZAO Saratov-Mobile, ZAO Chuvashia Mobile, OJSC TATINCOM-T, ZAO Transsvyaz, LLC NIZHEGORODSKYI TELESERVICE where VolgaTelecom is a sole shareholder entitled to vote at general meetings of shareholders.

June 22, 2007 – the Board of directors approved "VolgaTelecom's investment priorities for 2008" and VolgaTelecom's adjusted budget for 2007.

August 1, 2007 – the Board of directors established the following Committees of the Company's Board of directors for the term of its office:

- Staff and Rewards Committee;
- Corporate Governance Committee;
- Strategic Development Committee;

- Committee for Audit.

The Board of directors formed the Company's Management board and approved terms and conditions of contracts concluded with VolgaTelecom's Management board members.

August 31, 2007 – the Board of directors approved terms and conditions of audit services contract concluded by and between OJSC VolgaTelecom and LLC Ernst&Young; the Board of directors introduced modifications into the Regulation on Corporate Governance Committee and the Regulation on Strategic Development Committee of the Company's Board of directors; the Board of directors changed the composition of Corporate Governance Committee of VolgaTelecom's Board of directors.

September 11, 2007 – the Board of directors introduced modifications and amendments into the Concept of VolgaTelecom's budgeting system; the Board of directors made decisions on the issues referred to the competencies of general meetings of shareholders of ZAO RTCOM, ZAO Penza Mobile, ZAO Saratov-Mobile, ZAO Chuvashia Mobile, OJSC TATINCOM-T, where VolgaTelecom is a sole shareholder, of their reorganization in the form of affiliation to Closed Joint Stock Company (ZAO) Nizhegorodskaya Sotovaya Svyaz.

October 1, 2007 – the Board of directors approved the Programs of VolgaTelecom's development for 2008-2012; the Board of directors introduced modifications and amendments into the Regulation on the Company's dividend policy.

October 25, 2007 – the Board of directors made the decision to terminate VolgaTelecom's equity participation in LLC NIZHEGORODTELESERVICE due to reorganization of LLC NIZHEGORODTELESERVICE through affiliation to LLC NIZHEGORODSKYI TELESERVICE.

November 16, 2007 – VolgaTelecom's Management board composition was changed (the authority of Shaginov Yu.A. was early terminated since October 31, 2007).

December 4, 2007 – the Board of directors approved the Regulation on the Department of internal audit of OJSC VolgaTelecom (restated version) and the Regulation on the Committee for Audit (restated version) of the Company's Board of directors; the Board of directors made the decision of reorganization of LLC NIZHEGORODSKYI TELESERVICE in the form of affiliating LLC NIZHEGORODTELESERVICE to it.

December 20, 2007 – the Board of directors approved: VolgaTelecom's budget for 2008, the Program of risk management; the Board of directors defined functional blocs of corporate structure and basic functions of subdivisions comprising functional blocs of VolgaTelecom's corporate structure since January 1, 2008.

Enhancement of efficiency and quality of operation of the Company's Board of directors was facilitated by the establishment of the Committees of the Board of directors, which based on the results of prior consideration of individual issues refereed to the competencies of the Board of directors prepared recommendations of making decisions of issues matching their competencies.

Staff and Reward Committee, Strategic Development Committee and Committee for Audit of the Company's Board of directors are headed by independent directors of VolgaTelecom's Board of directors.

In 2007 the **Committee for Audit** held 11 meetings.

The materials submitted for discussion in accordance with approved functions of the Committee included the issues of interaction with the bodies exercising external and internal control, and also the issues of the Company's financial reporting; the Committee considered and discussed with auditors (involving bookkeeping structural unit performing the functions of internal control, the Company's management)the results of audit and also information and data contained in the audit prior to submitting them for consideration by the Company's Board of directors. The Committee for Audit exercised control of the Company's management implementation of auditor's recommendations and assessed audit opinion of the Company's accounting statements for 2006 with a view to present it to the Company's shareholders at annual general meeting.

Staff and Reward Committee held 13 meetings in the reporting period and considered the following issues:

- Regular appraisal of activity of the General Director and Management board members and preparation for the Board of directors of proposals of feasibility of their reappointment;
- Prior approval of candidates for the posts of heads of regional subsidiaries and representation offices and their dismissal;
- Generation of proposals of Management board composition, of defining the term of its powers, and also early termination of Management board members powers;
- Working out proposals of defining essential conditions of contracts with Management board members, General Director and directors of regional subsidiaries.

In 2007 ***Corporate Governance Committee*** held 17 meetings and considered the following issues:

- The issues related to convocation, preparation and holding of annual general meeting of the Company's shareholders;
- Proposals of introducing modifications and amendments into the Company's Articles of association and other internal documents approved by general meeting of shareholders and the Company's Board of directors;
- The issues of corporate reorganization in the Company;
- Defining fundamental principles of arrangement of the Company's corporate structure.

Strategic Development Committee held 8 meetings to work out the following proposals and recommendations:

- Of priority trends of the Company's activities, including budgets of various levels, long-range plans, strategies and programs of the Company's development;
- Of improving budgeting system, the process of investment planning, monitoring and analysis in the Company;
- Of policy of assets and liquidity management;
- Of strategy of capitalization increase;
- Of the Company's dividend policy;
- Of defining the procedure of the Company's interaction with entities where the Company has equity stake.

8.4. General Director

1. Information about the person holding the post of single executive body, including brief biographical data:

General Director is the single executive body carrying out management of the Company's day-to-day operations. General Director is appointed by the Company's Board of directors.

Omelchenko Sergey Valerievich was appointed General Director of OJSC VolgaTelecom in April 2005. In April 2007 due to the expiry of term of office of the Company's General Director the Board of directors made the decision to re-appoint Omelchenko S.V. General Director.

Omelchenko Sergey Valerievich was borne in 1963.

In 1984 he graduated from Novocherkassk higher military command academy, qualification – electric conduction communication facilities exploitation.

From 1980 till 1991 he served in RF Armed forces.

After termination of military service he started his activity in Bataisk town of Rostov oblast as an installer of small enterprise "Module"; in 1993-1997 he headed the linearly repair team of Technical trunk communication center-3, worked as chief expert of wire trunk service of Territorial center for DLD communications and television-9, from 1997 till 2002 he was chief engineer, and later - the director of Technical trunk communication center-3.

From January 2002 till April 2005 he headed the Volga regional subsidiary of OJSC Rostelecom.

Criteria of defining and the size of remuneration of the Company's General Director are stipulated by terms and conditions of the labor contract.

The amount of payments made to the Company's General Director for 2007 as per the labor contract accounted for RUR 9 630 697,17.

2. Data on transactions of the Company's shares acquisition or disposal in the reporting year by the Company's General Director (in accordance with RF FFMS order № 06-117/пз-н of October 10, 2006 "On approval of the Regulation on information disclosure by the issuers of issuing securities").

In the reporting year the Company's General Director did not make transactions of VolgaTelecom's shares acquisition or disposal (in accordance with RF FFMS order № 06-117/пз-н of October 10, 2006 "On approval of the Regulation on information disclosure by the issuers of issuing securities").

8.5. Management board

Information about the Company's Management board:

Management board is a collegial executive body organizing the fulfillment of resolutions of stockholders general meeting and decisions of the Company's Board of directors.

The objective of Management board activity is to ensure the Company's efficient operations of profit generation. The Company's Management board works out proposals of basic trends of the Company's activities, including drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals of introducing modifications into the specified documents; it approves internal control procedures, defines personnel and social policy of the Company, prepares materials and draft decisions of issues subject to consideration at general meeting of shareholders; it defines the Company's technical, finance-economic and tariff policy and also makes decisions on other issues referred to its competencies.

The Company's Management board works out and submits the materials to the Company's Board of directors, to the Committees of the Company's Board of directors in accordance with approved action plans, and also on the instructions of the Board of directors.

In 2007 the Company's management board held 43 meetings and considered 409 issues.

1. Quantitative and individual composition of operating Management board, including their brief biographical data:

Quantitative and individual composition of Management board is defined by the decision of the Company's Board of directors following the proposal of the General Director, members of the Company's Board of directors.

VolgaTelecom's Board of directors by its decision of 01.08.2007 formed the Company's Management board consisting of the following 10 persons:

1.	Omelchenko S.V.	- VolgaTelecom's General Director, Chairman of the Company's Management board;
2.	Astakhova S.L.	- Deputy to the General Director of joint-stock company – personnel director;
3.	Dyakonov M.V.	- Deputy to the General Director of joint-stock company for capital construction;
4.	Ershov O.V.	- Deputy to the General Director of joint-stock company – commercial director;
5.	Ketkov A.Yu.	- Deputy to the General Director of joint-stock company – technical director;
6.	Kostin D.B.	- Deputy to the General Director of joint-stock company for corporate development;
7.	Petrov M.V.	- General Director of ZAO Nizhegorodskaya Sotovaya Svyaz;
8.	Popkov N.I.	- Chief accountant;
9.	Ulyanov V.V.	- Deputy to the General Director of joint-stock company – director for security and secrecy order;
10.	Shaginov Yu.A.	- Deputy to the General Director of joint-stock company for economics and finance.

By VolgaTelecom's Board of directors decision of November 16, 2007 the authority of Shaginov Yu.A. the Company' Management board member was early terminated.

Quantitative and individual composition of the Company's Management board operating at December 31, 2007.

Table 8.2.

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Record of work in the office	Other posts held in the Company and in other entities	Share ownership of the Company's stock
1.	Omelchenko Sergey Valerievich	1963	Higher education, Novocherkassk military academy	Chairman of the Management board – OJSC VolgaTelecom's General Director	Since 2005	Chairman of the Board of directors of: ZAO Orenburg –GSM, ZAO NSS. Member of the Board of directors of: OJSC VolgaTelecom. Member of Partnership Council of: Non-commercial partnership "Center for investigations of telecommunications development problems".	Does not hold the Company's shares
2.	Astakhova Svetlana Leonidovna	1974	Higher education, All-union corresponding financial and economic institute; Nizhny Novgorod state university after N.I. Lobachevsky	Deputy to the General Director of joint-stock company – personnel director	Since 2005	None	Does not hold the Company's shares
3.	Dyakonov Mikhail Vasilievich	1954	Higher education, Mordovian state university after N.P. Ogarev	Deputy to the General Director of joint-stock company for capital construction	Since 1999	None	Does not hold the Company's shares
4.	Ershov Oleg Vladimirovich	1977	Higher education, Nizhny Novgorod commercial institute	Deputy to the General Director of joint-stock company – commercial director	Since 2005	Member of the Board of directors of: ZAO NSS, OJSC OMRIX.	Does not hold the Company's shares
5.	Ketkov Alexander Yulievich	1972	Higher education, Nizhny Novgorod state university after N.I. Lobachevsky	Deputy to the General Director of joint-stock company – technical director	Since 2006	Member of the Board of directors of: ZAO NSS.	Does not hold the Company's shares

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Record of work in the office	Other posts held in the Company and in other entities	Share ownership of the Company's stock
6.	Kostin Denis Borisovich	1969	Higher education, Moscow State Institute for International Relations of the USSR Ministry of Foreign Affairs; London Business School, MBA; HEC School of Management, MBA	Deputy to the General Director of joint-stock company for economics and finance	Since 2007	Chairman of the Board of directors of: ZAO Ulyanovsk-GSM. Member of the Board of directors of: ZAO Rostelegraph, ZAO NSS, ZAO Samara Telecom.	Does not hold the Company's shares
7.	Petrov Mikhail Victorovich	1973	Higher education, Saratov state technical university; Professional training at the department of academic training programs of the Academy of National Economy with the RF Government in MBA program	ZAO NSS General Director	Since 2002	Member of the Board of directors of: ZAO Orenburg-GSM, ZAO NSS, ZAO Ulyanovsk-GSM, ZAO Narodnyi Telephone Saratov. Chairman of management board of: ZAO NSS.	Does not hold the Company's shares
8.	Popkov Nikolai Ivanovich	1973	Higher education, Nizhny Novgorod state university after N.I. Lobachevsky	OJSC VolgaTelecom's chief accountant	Since 2003	None	Does not hold the Company's shares
9.	Ulyanov Vladimir Vasilievich	1951	Higher education, technological college-factory with Karaganda steel plant in Temirtau town	Deputy to the General Director for security	Since 2006	None	Does not hold the Company's shares

The members of the Company's Management board during the period of exercising their functions are paid remuneration and compensations of expenses related to exercising the functions of the members of the Management board, as provided by the Regulation on the Company's Management board approved by general meeting of the Company's shareholders.

The size and the procedure of remuneration payment and also its distribution among the Management board members are defined by the decision of the Company's Board of directors according to the Regulation on remuneration of OJSC VolgaTelecom Management board members, the specified Regulation being approved on March 29, 2005, and amendments introduced into the Regulation and approved by the Company's Board of directors on December 22, 2006.

The Management board members are entitled to participate in option programs realized by the Company.

The remuneration paid to the Company's Management board members in the reporting year amounts to RUR 66 662 409,17.

2. Data on transactions of the Company's shares acquisition or disposal in the reporting year by the Company's Management board members (in accordance with RF FFMS order № 06-117/пз-н of October 10, 2006 "On approval of the Regulation on information disclosure by the issuers of issuing securities").

In the reporting year the Company's Management board members did not make transactions of VolgaTelecom's shares acquisition or disposal (in accordance with RF FFMS order № 06-117/пз-н of October 10, 2006 "On approval of the Regulation on information disclosure by the issuers of issuing securities").

8.6. Auditing committee

Information about the Company's Auditing committee:

1. Quantitative and individual composition of operating Auditing committee:

Auditing committee is an independent body of the Company's control elected at the annual general meeting of shareholders for the period till the next annual general meeting of shareholders, and consisting of 5 persons.

The control over VolgaTelecom's financial-economic activities is exercised by the Auditing committee elected at the annual general meeting of shareholders on June 22, 2007 in the following composition:

Table 8.3.

№	Surname, name and patronymic name	Place of employment and work status
1.	Koroleva Olga Grigorievna	Chairman of the Company's Auditing committee, OJSC Svyazinvest chief accountant
2.	Arzhannikova Lyudmila Alexandrovna	Deputy to sector chief of monitoring of strategic positions of the Group's companies in the market of info-telecommunications technologies of the Department of strategic development of OJSC Svyazinvest
3.	Konkova Elena Olegovna	Main specialist of internal audit Department of OJSC Svyazinvest
4.	Feoktistova Nataliya Vadimovna	Chief of sector of relations with associated companies of corporate governance and legal support Department of OJSC Svyazinvest
5.	Chernikova Tamara Alexeevna	Chief of sector of borrowed capital management of the Department of economics and finance of OJSC Svyazinvest

2. Information about the Company's Auditing committee activity.

The Auditing committee's activities were in the following areas:

- Monitoring of legality of decisions and acts of the Company's executive officers,

inclusive of made transactions;

- The check of compliance of terms and conditions of transactions made by the Company with the terms and conditions of transactions made in comparable circumstances;
- Compliance with industry legislation requirements in communications area;
- Compliance with established procedures of bookkeeping;
- Organization of internal control;
- Observance of budgetary discipline;
- Validation of data reliability contained in annual reports for 2007.

The Auditing committee held 5 meetings. The sampling audit of financial and economic activity of General directorate, Nizhny Novgorod, Saratov, Samara and Orenburg regional subsidiaries of the Company for 2007 was conducted.

The Auditing committee has drawn up the Findings of the Auditing committee based on the results of OJSC VolgaTelecom's operations in 2007. The violations identified by the Auditing committee do not have material effect on the reliability of OJSC VolgaTelecom's accounting statements for 2007.

8.7. Information about assignment of corporate governance rating to the Company

Table 8.4.

Rating agency	Rating description	Value	Date of assignment
Standard & Poor's	International corporate governance rating	5	19.09.2007
Standard & Poor's	National corporate governance rating	5,2	19.09.2007
Expert RA	National corporate governance rating	A (in digital scale 7+)	17.01.2008

Information about the Company's corporate governance ratings is available at: http://www.vt.ru/?id=2340, http://www.standardandpoors.ru, http://www.raexpert.ru/ratings/corporate.

8.8. Information policy

The Company's information policy is built in accordance with VolgaTelecom's Information concept for 2006-2008 and also the Regulation on information policy governing the procedure of distribution of information about the Company's activities in accordance with legislation. The major objective of this activity is to shape a positive information environment, which in its turn creates favorable conditions for activities and realization of strategic objectives and tasks declared by the Company.

With a view of compliance with the principle of information transparency and timely information of multiple key audiences about VolgaTelecom's activities the Company used various instruments of information disclosure:

In 2007 VolgaTelecom initiated publications about the Company's activities in Russian leading mass media, such as newspapers «Vedomosty", "KommersantЪ", "Rossiiskaya gazeta", magazines "Connect. Mir svyazi", "Standard", "Securities market", "Expert", information agencies ComNews, PRIME-TASS, Interfax. These mass media published the interviews with the Company's executives, their comments about burning questions of telecommunications industry development, informative articles about VolgaTelecom's activities.

VolgaTelecom's Internet site has sections disclosing the information about the Company's activities through integration of news from all regional subsidiaries into common information newsline. Furthermore, "For investors and shareholders" section has a block of comprehensive information disclosed by the Company in accordance with legislation requirements (material facts, data that may materially affect the cost of the issuer's securities, accounting balance-sheet, report of the issuer of issuing securities, annual reports, etc.), and information block disclosing the information about the most significant events in the Company's life (conferences, question-reply, presentations, etc.).

In the reporting period the Company prepared and distributed (as per the distribution list containing about 60 publishers and through Internet) press-releases with the information about the Company's day-to-day operations, the results of its development, plans and perspectives. The information about material facts affecting the Company's financial-economic activities, data that may materially affect the cost of the issuer's securities was posted at the Company's site in the Internet and published in "Rossiiskaya gazeta" newspaper and supplement to "FFMS Herald" as soon as it appears.

The information about VolgaTelecom's activities was distributed as per the distribution list containing about 90 Russian and foreign analysts. Information about the assessment of VolgaTelecom's operations regularly appeared in analytical reviews of the largest investment companies, such as IC "Renaissance Capital", IC "Advanced Research", IFC Metropol", IC "Financial Bridge", IC 'Troika Dialog", IC "Antanta Capital" and banks "Uralsib", "Promsvyazbank", bank "Zenith", "Goldman Sachs", and "Deutsche Bank". Detailed analysis of VolgaTelecom's operations was published by the following companies - Financial Bridge, Veles Capital, AlfaBank, Bank of Moscow, UBS, Troika Dialog, and Antanta Capital.

In 2007 VolgaTelecom's management held 2 road-shows, and also the meetings conference calls with analysts and managers of Russian and foreign investment companies and funds. In 2007 VolgaTelecom's management held face-to-face meetings with representatives of 30 investment companies and banks (5 meetings in Russia and 25 during road-shows).

For more detailed disclosure of the Company's IFRS statements on June 6, 2007 VolgaTelecom arranged Internet conference with participation of representatives of leading mass media and analytical agencies.

Intracorporate mass media.

For the purposes of shaping intracorporate information environment the Company on a monthly basis publishes intracorporate newspaper "VolgaTelecom is on line" and supports intracorporate information portal. Every year intracorporate newspaper is a winner of regional contests of corporate press. In 2007 VolgaTelecom started to publish "Communications corporation" magazine for corporate clients; it contains the information not only about the Company's activities and communications market of the Volga Federal district, but also analytic materials of Russia's communications market survey.

8.9. Information about the Company's auditors (RAS and IFRS):

Full brand name:
Limited Liability Company Ernst & Young.

Location: Building 1, Sadovnicheskaya naberezhnaya 77, Moscow, Russia, 115035.
Mailing address: Building 1, Sadovnicheskaya naberezhnaya 77, Moscow, Russia, 115035.
E-mail: Moscow@ru.ey.com.

Data about the auditor's license:
License number: E002138.
Date of issue: September 30, 2002.
Licensing authority: the Ministry of Finance of the Russian Federation.

License validity term: 5 years. The license was extended to September 30, 2012 by order № 573 of September 17, 2007 of the Ministry of Finance of the Russian Federation.

8.10. Information about the Company's registrar:

Full brand name:
Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya".

Mailing address: P.O.Box 162, Kalanchevskaya Street 15 "A", Moscow, 107078.
Internet web-site: http://www.ork-reestr.ru.
E-mail: ork@ork-reestr.ru.
Phone/fax: (495) 933-42-21.

Data about the registrar's license:
License number: 10-000-1-00314.
Date of issue: March 30, 2004.
Licensing authority: RF FFFMS
License validity term: no limit of validity term.

IX. SOCIAL RESPONSIBILITY

9.1. Fundamental principles of social policy

Currently one of the major objectives of VolgaTelecom in social policy is to create favorable conditions of employees work. These conditions mean not only fair wages but also comprehensive social package. The list of social benefits and guarantees is stated in Collective agreement for 2006-2008. The Collective agreement provides for compulsory state social programs and for corporate social programs. Provision of corporate social programs contributes to additional incentive of employees, secures the stay of qualified personnel in the Company and takes effect on maintaining the Company's image as a socially responsible entity.

9.2. Environment-related and ecological activity

Implementing a wide range of production measures VolgaTelecom traditionally pays great attention to the issues of ensuring environmental safety of its objects, to sustainable use of natural resources.

VolgaTelecom's priorities in environment protection are as follows:

- Ensuring sustainable economic growth without environmental damage;
- Preservation of natural environment in the zone of communications facilities location and sustainable use of natural resources involved in production process.

In 2007 VolgaTelecom's ecological activity and measures intended to its perspective development were implemented with due account for balance of environmental factors (requirements of environmental law).

9.2.1. Environment-related activity planning

VolgaTelecom's environment-related activity at all levels is conducted on the basis of perspective planning. All the Company's structural sub-divisions work out annual plans of environmental measures carrying out.

Table 9.1.

	Costs in 2007, RUR thousand
Environmental costs – total, of which:	18 525,84
Environmental payment	5 580,4
Environmental education	397,2
Capital repairs of property, plant and equipment	200,05

Recultivation of disturbed soils	3 423.94
Protection of water resources, protection of atmospheric air, and protection of the environment from production and consumption wastes	8 924.29

The following environmental measures were carried out in the current year:

- *Protection of atmospheric air.*
- *Protection and sustainable use of water resources.*
- *Protection of the environment from production and consumption wastes.*

In the reporting year the Company continued the work of records, inventory of sources of formation and landfill and waste burial sites, the wastes transfer to outside entities for their utilization and recycling, burial of production wastes at specially allotted territories.

9.2.2. Environmental education

The efficiency of environmental measures in many ways depends on environmental literacy of executives and specialists. Development of vocational competence of VolgaTelecom's executives and specialists is one of the factors of environment-related activity efficiency. In 2007 the Company allocated RUR 416 700 for its executives and specialists training in environment-related activity.

In the past year 47 Company's employees were trained in various educational institutions and centers in the area of protection of the environment. The programs of development of vocational competence covered actually all the aspects of the Company's environment-related activity. The Company's executives and specialists were trained in more than 10 special courses:

- Fundamentals of legislation of waste management in the Russian Federation, hazardous waste management, licensing of activity of hazardous waste management;
- Calculation of payments for environment pollution;
- New legislation of certification of hazardous waste and setting the limits on waste disposal;
- Professional training course in hazardous waste operations (the program of 112 hours);
- Development of vocational competence of executives and specialists securing environmental safety of objects;
- Burning questions of environmental safety and protection of the environment in the Volga Federal district;
- Regulatory framework for project planning, ecological-judicial aspects;
- Fundamentals of ecosystem exploitation in protection of the environment and industrial ecological monitoring at the enterprise.

9.2.3. Control of environmental laws compliance

In 2007 the Company's regional subsidiaries were inspected for the compliance with environmental laws requirements. These were both internal inspections and the inspections of controlling authority. Supervisory authorities did not identify any significant departures from environmental laws requirements.

In the past year no sanctions for violation of rules and environmental standards were imposed on the Company.

9.3. Social partnership

9.3.1. Collective agreement and its execution

On February 7, 2007 VolgaTelecom's Collective agreement for 2006-2008 was concluded; and on February 16, 2007 the conference of the Company's labor collective approved restated version of VolgaTelecom's Collective agreement for 2006-2008 due to entry into effect of modifications and amendments to RF Labor code since October 2006 (as

modified and amended) and implementation of unified wage system in VolgaTelecom. The Collective agreement is one of the most important documents defining the relations of employees and employer, including as related to employees incentive. The approval of restated version of the Collective agreement in 2007 introduced modifications and amendments into existing benefits and compensations intended for improving social security of employees and nonworker pensioners.

In 2007 all the Company's obligations of providing social benefits and guarantees within the Collective agreement were performed in full. Taking into account the payments of social nature the average income of VolgaTelecom's employees for 2007 amounted to RUR 14 257; the growth rate of 23% vs. 2006.

For the purposes of creating positive labor incentives of the Company's employees on September 4, 2006 the Regulation on corporate emulation of OJSC VolgaTelecom's regional subsidiaries' collectives was approved. The objective of corporate emulation is to improve the efficiency of regional subsidiaries operations, to increase profit, to enhance the quality of communications, to expand the range of provided services, to stimulate the development of new services and technologies.

The results of corporate emulation for 2006 were summarized by May 7, 2007.

The winners at 2006 year-end were:

I place – Kirov regional subsidiary;

II place – regional subsidiary in Chuvashia Republic;

III place – Nizhny Novgorod regional subsidiary.

The collectives of regional subsidiaries – winners of corporate emulation were awarded Diplomas of I, II, III degree and bonuses amounting to RUR 10 million, RUR 6 million and RUR 4 million accordingly.

9.3.2. Top management meetings with labor collectives

The Company has and is developing such a good tradition as permanent meetings of the top management with labor collectives. People are concerned about many things, there are always questions. During the year VolgaTelecom's top management once and again visited structural sub-divisions of regional subsidiaries to get to learn from the employees about work, problems, to tell about the perspectives of the Company's development, about the challenges issued to the collectives.

So, on December 14, 2007 VolgaTelecom's General Director Sergey Omelchenko visited the Company's regional subsidiary in Mordovia Republic. This day Sergey Omelchenko visited several dial central offices, got himself familiar with the operation of shops and communications units. At the meeting with the collective and heads of structural sub-divisions of VolgaTelecom's regional subsidiary in Mordovia Republic the General Director defined the priorities facing the Company – these are the development of commercial bloc, and in the first place the development of new services salable in telecommunications market due to new technologies.

9.3.3. Corporate publications

"VolgaTelecom is on line" corporate newspaper being published since 2003 is an efficient tool of intracorporate communications. The newspaper expeditiously highlights relevant topics; it regularly publishes the Company's top executives' interviews, the newspaper writes a lot about the Company's social and personnel policies. The topic is disclosed by publication in each issue of news from different regional subsidiaries, the stories about social programs carried out in the regions, portraits of persons who are creative in their work, and the contests held by the editorial staff. The Company's newspaper time and again was a winner of intraregional contests among corporate publications. In 2007 it was awarded the prize in nomination "The best style" of national contest of corporate media "Silver lines-2007".

The Company's corporate site was warded a diploma of "Silver lines-2007" contest in "The best corporate site" nomination.

9.4. Social programs

9.4.1. Non-government corporate pension fund scheme

As of today one of the major tasks of OJSC VolgaTelecom in social policy area is the creation of favorable job conditions for the employees in the Company. These conditions mean not only worthy wages but comprehensive social package, which includes non-government pension fund scheme of the Company's employees.

To this effect at the end of 2004 the Contract of non-government pension fund scheme was concluded by and between OJSC VolgaTelecom and non-government pension fund "Telecom-Soyuz", and on the basis of this Contract the employees are provided non-government pension fund scheme.

In 2007 VolgaTelecom allocated more than RUR 208,3 million for non-government pension fund scheme. In 2007 1161 employees of the Company were set non-government pensions, their average size exceeded RUR 1000 which is by RUR 100 more than in the past year.

For the purposes of keeping highly qualified perspective employees at the enterprise in 2007 OJSC VolgaTelecom and OJSC IC "ROSNO" concluded the contract of voluntary medical insurance; according to this contract more than 450 key experts of the Company were insured. All in all RUR 6,5 million were allocated for these purposes.

9.4.2. Intracorporate events

VolgaTelecom pays great attention to the formation of common corporate culture, seeking after not only informing the employees about the most important events of the Company's life, but also after the collective rallying. Support of common spirits and traditions, creation of cooperation and mutual understanding climate in the Company – all these objectives are achieved through activities intended for the development of intracorporate communications – creation of system of informing the employees about the Company's activities and execution of corporate events.

In the reporting period the Company's regional subsidiaries held traditional contests of professional skills, the events dedicated to Day of radio, regional subsidiaries anniversaries such as 80-th anniversary of wire radio in Samara regional subsidiary, 110-th anniversary of urban phone network in Penza regional subsidiary and 70-th anniversary of regional subsidiary in Udmurtia Republic were executed.

As before, the most popular corporate events in our Company are sports events. All regional subsidiaries annually hold sports events in football, volleyball, tennis, ski, chess, sports events "Father, mother and me are sports family" for the employees and their family members.

Holding of VolgaTelecom's Olympics between the teams of regional subsidiaries and General directorate has served to revive the traditions of sports contests holding, to healthy lifestyle promotion.

9.4.3. Social aspects of personnel policy

The Company constantly pays great attention to social programs aimed at assistance to families having kids. In accordance with the Collective agreement pecuniary aid is paid to families with many children and to unmarried mothers, disadvantaged families are partially paid for their kids stay in kindergartens, for permits to children's recreation camps, young parents are paid pecuniary aid if a kid is bourn. The Company's former employees are also paid attention to. Nonworker pensioners are paid pecuniary aid to festive dates; they are

partially paid for subscriber fee of telephony services. Particularly indigent lonely pensioners, upon application, were paid pecuniary aid for operations, roof repair, gas and water supply connection, etc. Since December 1, 2005 "Procedure of employees crediting under VolgaTelecom's guarantee" is effective in the Company. In accordance with the Procedure provisions the Company acts as a guarantor for employees when they get credits in banks and is responsible to the bank for its employees' performance of credit obligations.

9.4.4. Safety arrangements and precautions and medical insurance

Safety arrangements and precautions activities in the Company are carried out in accordance with Labor Code of the Russian Federation, "Regulation on safety arrangements and precautions management in "Communications" industry" approved by order № 187 of October 26, 2000 of Russia's Ministry of Communications and CTO 1142788.640.01.01-2006 standard.

At 01.01.2008 VolgaTelecom's safety arrangements and precautions service totals 128 specialists.

In 2007 in VolgaTelecom's sub-divisions there were 25 industrial injuries (in 2006 – 28 injuries), including 4 severe accidents and 2 fatal accidents. Injury disability accounted for 1 398 man/days. In the reporting period occupation diseases among the Company's employees were not registered.

Provision of workers with special clothes, special footwear and personal protective gear was made in accordance with approved calculations of requirements of special clothes, special footwear and other personal protective gear for 2007 and quarterly specification. In 2007 the supply in the whole Company was 99,54% (general index). All supplied special clothes have certificate of compliance.

All in all in 2007 VolgaTelecom spent RUR 98352,11 thousand for safety arrangements and precautions or 0,5% of costs for output of products (services) which complies with the requirements of article 226 of Labor Code of the Russian Federation (at least 0,2%). Safety arrangements and precautions measures were financed in accordance with real needs.

Major costs fall on the employer performance of obligation to secure occupational safety and safety arrangements and precautions stipulated by article 212 of Labor Code of the Russian Federation. So, in 2007 VolgaTelecom spent:

- RUR 40 257,43 thousand for providing the workers with certified personal protective gear and collective protective means;
- RUR 3 079,89 thousand for provision of milk and other equal stuff;
- RUR 5 875,78 thousand for certification of workstations, for certification of safety arrangements and precautions activity;
- RUR 3 032,38 thousand for training of executives, specialists and workers in safety arrangements and precautions;
- RUR 7 665,94 thousand for medical examinations.

The Company is doing methodical work of workstations certification in accordance with Regulation № 12 of March 14, 1997 of RF Ministry of labor.

Based on the results of workstations certification regional subsidiaries worked out the plans of measures of improving labor conditions at workstations falling short of regulatory requirements.

In 2007 all regional subsidiaries arranged periodic health examination of employees. Workers engaged in vehicles driving stand medical examination before the ride.

The training and certification of employees in knowledge of rules and guidelines of safety arrangements and precautions in the Company are arranged in accordance with the requirements of joint Regulation № 1/29 of 13.01.2003 of RF Ministry of labor and Ministry of Education, order № 86 of 23.07.2002 of the Ministry of communications and government

standard 12.0.004-90 "Organization of training in safety arrangements and precautions" of standards system of labor safety. In the reporting year training and knowledge assessment were arranged for 1 168 executive officers (managers of regional subsidiaries and structural sub-divisions, and also members of permanent commissions) and for 25 499 specialists and workers of production personnel.

All VolgaTelecom's employees are insured against industrial accidents in accordance with the requirements of Federal Law № 125-ФЗ of 24.07.1998 "On compulsory social insurance against industrial accidents and occupation diseases". In accordance with RF Labor Code the Company provides compulsory medical insurance to all its employees. The Company pays insurance premia of compulsory medical insurance in time and in full.

9.4.5. Charity and sponsored programs

The Company pays great attention to sponsorship and charitable cause activities carried out on the basis of Regulation "On sponsorship and charitable cause activities of OJSC VolgaTelecom" and Regulation "On commission of sponsorship and charitable cause activities of OJSC VolgaTelecom".

The Company plays significant role in social and economic life of the Volga Federal district, in its progressive development, efficiently cooperating with educational institutions, and also assists to the development of culture and sports. VolgaTelecom furnishes targeted assistance to former employees, and also to socially disadvantaged groups, including children and disabled persons.

Within charitable cause activities the Company pays special attention to activities with the younger generation and realizes a number of programs of the young and children development. So, in 2007 VolgaTelecom jointly with the League of the Club for the Lightheaded and Quick-witted PluS (the Volga region) realized a number of projects of supporting regional games of the Club for the Lightheaded and Quick-witted.

Existing program of corporate assistance to educational institutions is oriented to create in patronized institutions the conditions contributing to efficient realization of teaching process, to the development of children and their labor nurturing (Nolinsk and Alnash orphan homes, Slobodskaya boarding school, Ulyanovsk state university, Nizhny Novgorod state technical university, and others).

Year in year out the Company lends charity support to Russian fund of history of communications (Saint-Petersburg).

Since 2003 VolgaTelecom is the sponsor of Nizhny Novgorod woman's field hockey team of the same name "VolgaTelecom"; the team is the basis of Russia's national team in this sport. In 2007 the team became 6 times champion of Russia, won European Champion's Cup and Russia's Cup fourth time at a run.

X. SECURITIES

10.1. The Company's authorized capital and securities

The Company's authorized capital amounts to RUR 1 639 764 970.

The Company's outstanding and authorized shares at 01.01.2008.

Table 10.1.

Shares categories (types)	Quantity (pieces)	Par value (RUR)
I. Outstanding shares: • ordinary • preferred A type shares	327 952 994 245 969 590 81 983 404	5 5 5
II. Authorized shares:	1 830 589	5

• ordinary • preferred A type shares	1 299 093 531 496	5 5

10.2. Shareholder's equity structure

Distribution of shareholder's equity among legal entities and natural persons at 01.01.2008.

Table 10.2.

Shareholders	Number of shareholders	Ordinary stock, share in authorized capital, %	Preferred stock, share in authorized capital, %	Share in authorized capital, %
Legal entities, of which	177	72,34	19,74	92,08
Owners, *of which*	154	39,45	0,68	40,13
OJSC Svyazinvest	1	38,00	-	38,00
Nominee holders	23	32,89	19,06	51,95
Natural persons	25 990	2,66	5,26	7,92

Distribution of shareholder's equity among residents and non-residents at the date of drawing up the list of persons entitled to participate in annual general meeting of shareholders held in 2007.

Shareholder's equity structure at 03.05.2007.

Table 10.3.

Shareholders	Number of shareholders	Ordinary stock, share in ordinary, registered stock, %	Preferred stock, share in preferred, registered stock, %	Share in authorized capital, %
Legal entities, Of which	923	95,50	75,65	90,53
RUSSIAN, Of which	705	64,67	12,92	51,73
OJSC Svyazinvest	-	50,67	-	38,00
FOREIGN, Of which	218	30,83	62,73	38,80
JP MORGAN CHASE BANK N.A. (ADR holders)	-	13,28	-	9,96
LINDSELL ENTERPRISES LIMITED	-	0,00	23,34	5,83
Natural persons, Of which	28 450	4,50	24,35	9,47
RUSSIAN	28 437	4,49	24,31	9,45
FOREIGN	13	0,01	0,04	0,02

Distribution of shareholder's equity among residents and non-residents at the date of drawing up the list of persons entitled to participate in annual general meeting of shareholders held in 2007.

Shareholder's equity structure at 03.05.2007.


Residents,% Non-residents,% Non-residents (ADR holders),%
100%
80%
60%
40%
20%
0%
12,26
30,01
57,73
9,96
28,86
61,18
May 7, 2006
May 3, 2007

Chart 6.

10.3. Information about the owners of the largest equity stakes

Information about the owners of the largest equity stakes (the share in the Company's authorized capital is more than 1%) at 01.01.2008.

Table 10.4.

Shareholder's name	Account type	Ordinary stock, pieces	Preferred stock, pieces	Share of ordinary stock, %	Share of preferred stock, %	Share in authorized capital, %
Open Joint Stock Company "Investment communications company"	Owner	124 633 745	0	50.67	0.00	38.00
"ING Bank (Eurasia) ZAO" (Closed Joint Stock Company)	Nominee holder	43 708 863	28 582 801	17.77	34.86	22.04
Closed Joint Stock Company "Depository-Clearing Company"	Nominee holder	28 763 233	22 107 154	11.69	26.97	15.51
Non-Commercial Partnership "National Depositary Center"	Nominee holder	20 181 161	9 131 143	8.20	11.14	8.94
Closed Joint Stock Company Commercial Bank "Citibank"	Nominee holder	2 943 656	985 296	1,20	1.20	1.20
Commercial bank "JPMorgan Bank International" (Limited Liability Company)	Nominee holder	3 681 235	0	1.50	0.00	1.12
Open Joint Stock Company "RTK-Leasing"	Owner	3 528 547	0	1.43	0.00	1.08
Other shareholders		18 529 150	21 177 010	7.54	25.83	12,11

Distribution of shareholder's equity among shareholders having the share in authorized capital of more than 1% at 01.01. 2008.


12.11%
1,08%
1.12%
1.20%
8.94%
15.51%
22,04%
38,00%
OJSC Svyazinvest 38.00%
"ING Bank (Eurasia) ZAO" 22.04%
ZAO "Depositary-Clearing Company" 15.51%
NCP "National Depositary Center" 8.94%
ZAO CB "Citibank" 1.20%
CB "JPMorgan Bank International" (LLC) 1.12%
OJSC "RTK-Leasing" 1.08%
Other shareholders 12.11%

Chart 7.

10.4. Report on declared (accrued) dividends payment on the Company's shares

- The resolution of 2006 dividends payment was passed by annual general meeting of shareholders on June 22, 2007;
- The resolution of annual general meeting of shareholders set July 15, 2007 as the date of dividends payment beginning;
- Actual date of dividends payment beginning was July 15, 2007;
- The amount of dividends due to payment per a share:
  - RUR 1,5776 – per ordinary share,
  - RUR 2,9928 – per preferred share;
- Dividends are paid by cash, by bank transfer and by postal transfer;
- Dividends accrued for 2006 amounted to RUR 633 401 556. At 31.12.2007 dividends paid amounted to RUR 624 042 601 or 98,5% of the total dividends due to payment. The remaining dividends (RUR 9 358 955) were not paid due: to non-appearance of shareholders in the issuer's office for receiving dividends by cash; incorrect (incomplete) outdated information on the bank account details of shareholders in information about client accounts in the register of VolgaTelecom's securities; incorrect (incomplete) outdated information about the mailing addresses of shareholders in information about client accounts in the register of VolgaTelecom's securities; probate cases proceedings.

Behavior of declared (accrued) dividends on the Company's shares (per a share).

Table 10.5.

Securities	2004	2005	2006	2007*
	Amount (RUR)	Amount (RUR)	Amount (RUR)	Amount (RUR)
Ordinary shares	1,3779	1,4744	1,5776	2.1346
Preferred A type shares	2,5082	2,7583	2,9928	4,0534

* *The size of dividends proposed by the Company's Board of directors for its approval at annual general meeting of shareholders.*

10.5. Information about stock exchanges where the Company's shares and ADRs are quoted.

In 2007 VolgaTelecom's shares circulated at three stock exchanges of the Russian securities market:

Table 10.6.

Stock exchange	Securities	Ticker	Quotation list	Trading volume in money terms for 2007
OJSC RTS Classical market	Ordinary shares	NNSI	A2	US$42 259 768
	Preferred shares	NNSIP	A2	US$6 168 257
OJSC RTS Stock market	Ordinary shares	NNSIG	A2	RUR 56 703 101
	Preferred shares	NNSIPG	A2	RUR 40 071 925
ZAO Stock Exchange MICEX	Ordinary shares	VTEL	A2	RUR 6 467 597 497
	Preferred shares	VTELP	A2	RUR 1 307 788 631

The Company's shares are taken into account in calculation of the following stock indexes:

- RTS index, RTS-2 index, TRS-telecommunications index.
- MICEX index, MICEX - Telecommunication (MICEX TLC).
- AK&M index (consolidated AK&M index, industry AK&M index), AK&M-2.
- MSCI EM.

VolgaTelecom's American Depositary Receipts are traded at the USA over-the-counter market (OTC USA) (ADR ticker – VLGAY) and in Europe at Frankfurt (FSE) (ADR ticker - NZH), Berlin (BerSE) (ADR ticker – NZH) and Stuttgart stock exchanges (SSE) (ADR ticker – NZH).

Trading volume o f the Company's shares at different stock exchanges in 2007 (US$ thousand).


300 000
250 000
200 000
150 000
100 000
50 000
0
50 919
252 987
6 168
42 260
1 538
2 172
24 077
ZAO Stock Exchange MICEX
OJSC RTS Classical market
OJSC RTS Stock market
OTC USA
Ordinary shares, US$ thousand
Preferred shares, US$ thousand

Chart 8.

10.6. Information about ADR Program issue (support) development.

The Company's level-I ADR program was registered in October 1997.

In 1997 the Bank of New York was selected as the Depositary Bank of level-I ADR program, and in 2002 the Program was moved to JPMorgan Chase Bank.

"ING Bank (Eurasia) ZAO" is the custodian bank.

The Company's 2 registered uncertified ordinary shares underlie one American Depositary Receipt.

At 2007 end the number of ADR was 14 481 559 pieces, which is 11,78% of voting shares and 8,83% of the Company's authorized capital.

In 2007 within ADR Program development the Company carried out the following activities intended to the upsurge of liquidity of this Program:

- the Company interacted with International and Russian rating agencies to maintain the Company's credit ratings and corporate governance ratings;
- the English version of the Company's web site was constantly audited in order to ensure the most complete disclosure of information for ADR holders;
- the Company regularly distributed the information in English about the Company's operations to Proxy Services Corporation for ADR holders and to the USA Securities and Exchange Commission;
- within IR activities the Company held road-shows and one-to-one meetings;
- Due to the expiry of validity term of Deposit agreement and the decision to extend the authority of JPMorgan Chase Bank as the depositary bank of ADR program servicing for 7 years, in 2007 end the amendments in deposit agreement were agreed upon with the depositary bank.

Additional information about the Company's ADR Program is available in the Internet at: http://www.vt.ru/?id=551, http://www.adr.com.

10.7. Information about the assignment of credit rating to the Company

The Company's credit ratings.

Table 10.7.

Rating agency	International rating		National rating	Date of assignment
	Foreign currency/outlook	National currency/outlook		
Standard & Poor's	BB-/Stable	BB-/Stable	ruAA-	21.01.2008

Table 10.8.

Rating agency	International long-term Issuer Default Rating /outlook	International short-term Issuer Default Rating	National rating/outlook	Date of assignment
Fitch Ratings	BB-/ Stable	B	A+(rus)/ Stable	14.02.2008

The information about the Company's credit ratings is available in the Internet at: http://www.vt.ru/?id=310, http://www.standardandpoors.ru, http://www.fitchratings.ru.

XI. REFERENCE INFORMATION FOR SHAREHOLDERS

1. Information about the Company's regional subsidiaries

VolgaTelecom consists of General directorate and 11 regional subsidiaries:

- *General directorate*

Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, 603000
Phone/fax: +7(831) 437-50-00, 437-50-09/430-67-68,
e-mail: gd@vt.ru, http://www.vt.ru.

- *Kirov regional subsidiary*

Drelevsky Street 43/1, Kirov city, 601000
Phone: (8332) 64-98-31, Fax: (8332) 33-02-53,
e-mail: dir@kirov.vt.ru, www.kirov.vt.ru.

- *Regional subsidiary in the Republic of Mariy-El*

Sovetskaya Street 138, Ioshkar Ola town, the Republic of Mariy-El, 424000
Phone: (8362) 66-45-71, Fax: (8362) 63-00-99,
e-mail: info@mari.vt.ru, http://www.mari.vt.ru.

- *Regional subsidiary in Mordovia Republic*

Bolshevistskaya Street 13, Saransk town, the Republic of Mordovia, 430000
Phone: (8342) 32-70-04, Fax: (8342) 47-60-70,
e-mail: office@rm.vt.ru, http://www.rm.vt.ru.

- *Nizhny Novgorod regional subsidiary*

Bolshaya Pokrovskaya Street 56, Nizhny Novgorod city, 603000
Phone: (831) 430-55-32, Fax: (831) 30-87-53,
e-mail: office@nnov.vt.ru, http://www.nnov.vt.ru.

- *Orenburg regional subsidiary*

Volodarsky Street 11, Orenburg city, 460000
Phone: (3532) 77-34-10, Fax: (3532) 72-01-62,
e-mail: office@orenburg.ru, http://www.orenburg.vt.ru.

- *Penza regional subsidiary*

Kuprin Street 1/3, Penza city, 440606
Phone: (8412) 52-17-12, Fax: (8412) 52-36-88,
e-mail: office@penza.vt.ru, http://www.penza.vt.ru.

- *Samara regional subsidiary*

Krasnoarmeiskaya Street 17, Samara city, 443010
Phone: (846) 332-10-20, Fax: (846) 340-05-10,
e-mail: director@samara.vt.ru, http://www.samara.vt.ru.

- *Saratov regional subsidiary*

Kiselev Street 40, Saratov city, 410012
Phone: (8452) 27-14-18, Fax: (8452) 50-84-53,
e-mail: office@saratov.vt.ru, http://www.saratov.vt.ru.

- *Regional subsidiary in Udmurtia Republic*

Pushkinskaya Street 278, Izhevsk city, Udmurtia Republic, 426008

Phone: (3412) 45-92-02, Fax: (3412) 45-94-59,
e-mail: office@udm.ru, http://www.udm.vt.ru.

- *Ulyanovsk regional subsidiary*

L.Tolstoy Street 60, Ulyanovsk city, 432063
Phone: (8422) 41-20-10, Fax: (8422) 41-13-52,
e-mail: office@ul.vt.ru, http://www.ul.vt.ru.

- *Regional subsidiary Chuvashia Republic*

Lenin Avenue 2, Cheboksary town, Chuvashia Republic, 428000
Phone: (8352) 66-11-93, Fax: (8352) 66-22-93,
e-mail: director@chr.vt.ru, www.chr.vt.ru.

2. Information about the Company's contact phone numbers, fax number, e-mail address and Internet address

The Company's contact phone number: +7 (831) 437-50-00, 437-50-09.
Fax: +7 (831) 430-67-68.
E-mail: gd@vt.ru.
Internet web site: http://www.vt.ru.

General director		**S.V. Omelchenko**
Chief accountant		**N.I. Popkov**

VolgaTelecom's annual report was preliminary approved by the Company's Board of directors (minutes № 24 of May 16, 2008).

Supplement №1.

INFORMATION ABOUT REVENUE INTENSIVE TRANSACTIONS MADE BY THE COMPANY

In 2007 the Company did not make revenue intensive transactions and the transactions approved by the resolution of general meeting of the Company's shareholders.

Information about related party transactions.

Transactions approved by the Company's Board of directors in 2006 and closed in 2007.

Table 11.1.

№	Information about persons interested in transaction	Subject matter of contract	Name of counterparty	Contract value	Effective date of contract	Contract validity period	Other essence of contract
1.	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom's Management board and he is also a member of Board of directors of ZAO Narodnyi Telephone Saratov	Contract № 58/HPV-06 of services of communication equipment placement	ZAO Narodnyi Telephone Saratov	RUR 3 111,70 per month inclusive of VAT (18%) – RUR 474,66	05.03.2007	Sine die	The Contract's terms and conditions are applicable to the Parties' relations occurred since September 1, 2006.
2.	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.V. Omelchenko is OJSC VolgaTelecom General Director and he is also the chairman of ZAO NSS Board of directors;	Contract of networking	ZAO Nizhegorodskaya Sotovaya Svyaz	The cost of networking services and the services of traffic transit is defined in Supplement №1 to the Contract.	17.01.2007	The Contract is effective during 1 official year. The Contract is held to be prolonged (within the validity term of the Parties' license) for each subsequent year, if neither Party	The Contract's terms and conditions are applicable to the Parties' relations since July 1, 2006. Earlier concluded Contract № 17002 of November 01, 2002 of network

	3. M.V. Petrov is a member of OJSC VolgaTelecom collegial executive body (Management board) and he is also a member of the Board of directors and the General Director of ZAO NSS; 4. D.V. Pozdnyakov is a member of OJSC VolgaTelecom collegial executive body (Management board) and he is also a member of ZAO NSS Board of directors					declares its cancellation 30 days prior to the contract expiry.	interconnection in the course of electric communication services provision and Supplementary agreements to this contract become inoperative since July 1, 2006.
3.	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom voting shares	Contract of networking	ZAO Transsvyaz	The cost of VolgaTelecom's acquired and disposed of services is defined in Supplement №1 to the Contract.	17.01.2007	The Contract is effective during 1 official year. The Contract is held to be extended (within the validity term of the Parties' license) for each subsequent year, if neither Party declares its cancellation 30 days prior to the contract expiry.	The Contract's terms and conditions are applicable to the Parties' relations since July 1, 2006. Earlier concluded Contract № without number of January 01, 2002 of network interconnection in the course of electric communication services provision and Supplementary agreements to this contract become inoperative since July 1, 2006.

Transactions approved by the Company's Board of directors and closed in 2007.

Table 11.2.

№	Information about persons interested in transaction	Subject matter of contract	Name of counterparty	Contract value	Effective date of contract	Contract validity period	Other essence of contract
1	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, concurrently he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is OJSC VolgaTelecom Board of directors' member, concurrently he is a member of OJSC Rostelecom Board of directors	Contract № 76/OP of property purchase and sale. OJSC Rostelecom (Seller) commits to transfer to OJSC VolgaTelecom ownership (Buyer) and the Buyer commits to accept and pay for K60B cable circuit at hop 06877-87702	OJSC Rostelecom	RUR 2 991 303 including VAT – RUR 456 300 and 46 kopecks	28.02.2007	-	-
2	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom collegial executive body and also he is the Chairman of ZAO RTCOM Board of directors;	Agreement. ZAO RTCOM (Borrower) commits to pay to OJSC VolgaTelecom (Guarantor) the fee for the guarantee furnished to ZAO International Moscow Bank (*Creditor*)	ZAO RTCOM	For furnished guarantee the Borrower on a monthly basis pays to the Guarantor the fee of 1,5% per annum of the amount outstanding as of the end of each month of the principal and interest charged by the Creditor on the principal subject to the terms and conditions of the Credit Agreement.	24.03.2007	-	In case the Borrower violates the payment dates, the Guarantor is entitled to call the Borrower for payment of late payment interest in the amount of *0,05%* of overdue amount for each day of payment delay.

	3. D.V. Pozdnyakov is a member of OJSC VolgaTelecom collegial executive body and also he is a member of ZAO RTCOM Board of directors; 4. O.V. Ershov is a member of OJSC VolgaTelecom collegial executive body and he is also a member of ZAO RTCOM Board of directors.	subject to the terms and conditions, in amounts and at dates stipulated by the Agreement.					
3	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Agreement. ZAO Penza Mobile (Borrower) commits to pay to OJSC VolgaTelecom (Guarantor) the fee for the guarantee furnished to ZAO International Moscow Bank (*Creditor*) subject to the terms and conditions, in amounts and at dates stipulated by the Agreement.	ZAO Penza Mobile	For furnished guarantee the Borrower on a monthly basis pays to the Guarantor the fee of *1,5%* per annum of the amount outstanding as of the end of each month of the principal and interest charged by the Creditor on the principal subject to the terms and conditions of the Credit Agreement.	24.03.2007	-	In case the Borrower violates the payment dates, the Guarantor is entitled to call the Borrower for payment of late payment interest in the amount of *0,05%* of overdue amount for each day of payment delay.
4	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and he is also the chairman of ZAO Saratov-Mobile Board of directors	Agreement. ZAO Saratov-Mobile (Borrower) commits to pay to OJSC VolgaTelecom (Guarantor) the fee for the guarantee furnished to CJSC International Moscow Bank (*Creditor*) subject to the terms	ZAO Saratov-Mobile	For furnished guarantee the Borrower on a monthly basis pays to the Guarantor the fee of *1%* per annum of the amount outstanding as of the end of each month of the principal and interest charged by the Creditor on the principal subject to the terms and conditions of the Credit Agreement.	16.04.2007	-	In case the Borrower violates the payment dates, the Guarantor is entitled to call the Borrower for payment of late payment interest in the amount of *0,05%* of overdue amount for each day of payment delay.

		and conditions, in amounts and at dates stipulated by the Agreement.					
5	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Agreement. ZAO Chuvashia Mobile (Borrower) commits to pay to OJSC VolgaTelecom (Guarantor) the fee for the guarantee furnished to CJSC International Moscow Bank (*Creditor*) subject to the terms and conditions, in amounts and at dates stipulated by the Agreement.	ZAO Chuvashia Mobile	For furnished guarantee the Borrower on a monthly basis pays to the Guarantor the fee of *1,5%* per annum of the amount outstanding as of the end of each month of the principal and interest charged by the Creditor on the principal subject to the terms and conditions of the Credit Agreement.	02.04.2007	-	In case the Borrower violates the payment dates, the Guarantor is entitled to call the Borrower for payment of late payment interest in the amount of *0,05%* of overdue amount for each day of payment delay.
6	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Telecommunications equipment purchase and sale contract	ZAO Digital Telecommunications	RUR 9 087 145, including 18% VAT	28.03.2007	-	In case the Seller violates the dates of Equipment transfer, the Buyer is entitled to call the Seller for the payment of late payment interest of 0,05 % of the amount specified in item 2.2. of the Contract for each day of delay, but not more than 10% of the said amount. In case the Buyer violates payment dates stipulated by the Contract, the Seller is entitled to call the Buyer for the

							payment of late payment interest of 0,05% overdue amount for each day of delay, but not more than 10% of the amount specified in item 2.2. of the Contract.
7	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.V.Omelchenko is OJSC VolgaTelecom General Director and concurrently he is the Chairman of the Board of directors of ZAO NSS; 3. M.V. Petrov is a member of OJSC VolgaTelecom collegial executive body and he is a member of the Board of directors and the General Director of ZAO NSS; 4. D.V. Pozdnyakov is a member of OJSC VolgaTelecom collegial executive body and he is a member of ZAO NSS Board of directors	The contract of services of providing communication channel for use	ZAO Nizhegorodskaya Sotovaya Svyaz	RUR 20 440,00 per month, exclusive of VAT	16.03.2007	The contract is valid till 31.12.2007. The contract is held to be prolonged (within the limits of the Parties license validity term) for each subsequent year, if neither Party declares the Contract's cancellation 30 days prior to the Contract expiry.	-
8	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Supplementary agreement № 1 to Contract №23 of communications equipment rent of 28.02.2006.	ZAO Digital Telecommunications	RUR 124 873,78 per month, inclusive of VAT of RUR 19 048,54	01.04.2007	-	-
9	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Supplementary agreement № 3 to contract of non-	Non-government pension fund Telecom-Soyuz	-	23.03.2007	-	Terms and conditions of Supplementary agreement № 3 are

		government retirement insurance № 12/2004-BIO of 24.12.2004.					applicable to the relations of the parties which occurred since 01.01.2007.
10	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom collegial executive body and he is the chairman of ZAO RTCOM Board of directors; 3. D.V. Pozdnyakov is a member of OJSC VolgaTelecom collegial executive body and he is the chairman of ZAO RTCOM Board of directors; 4. O.V. Ershov is a member of OJSC VolgaTelecom collegial executive body and he is a member of ZAO RTCOM Board of directors.	The contract of providing digital communication channels for use	ZAO RTCOM	The amount of single payment for arranging and enabling digital channels, single payment for changing the bit rate of digital channels, and also the fee for digital channels use are defined in accordance with Supplements № 1 and № 2 to the Contract.	23.03.2007	The contract is valid till December 31, 2007. The contract's effective period is held to be prolonged for each subsequent year, if neither Party declares the intention to cancel it a month prior to the contract expiry.	Earlier concluded Contract № 133 of 24.02.2004 ceases to be in force since the date of the Contract's signing as related to the Parties rights and liabilities related to services of providing digital communication channels for temporary use.
11	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract № 7900 of services of equipment placement	OJSC RTComm.RU	Monthly fee – RUR 16 200, exclusive of VAT	21.03.2007	The Contract is valid till 31.12.07. If there are no Parties objections forwarded to the other Party at least 30 days prior to the Contract expiry, the Contract is extended for 1 year. The number of	-

						prolongations is not limited.	
12	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. A.B. Grigorieva is a member of OJSC VolgaTelecom Board of directors and she is also a member of OJSC Uralsvyazinform Board of directors; 3. E.P. Enin is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Uralsvyazinform Board of directors.	Shares purchase and sale contract. OJSC Uralsvyazinform (Seller) commits to transfer to OJSC VolgaTelecom (Buyer) ownership OJSC TATINCOM-T securities (shares), and the Buyer commits to accept the shares to pay for them to the Seller as per the procedure and subject to the terms and conditions set forth by the Contract.	OJSC Uralsvyazinform	RUR 519 764 000	09.04.2007	-	The Parties commitments under the Contract become effective subject to obtaining prior consent of Federal Antimonopoly Service for the shares acquisition by the Buyer.
13	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract of communications networking. OJSC VolgaTelecom (VolgaTelecom) commits to render to CJSC Penza Mobile (Communication operator) the services of networking as per the procedure and subject to the terms and conditions set forth in section 3 of the Contract, and also traffic transit services. Communication operator commits to render traffic transit services to	ZAO Penza Mobile	The cost of services rendered by the Parties is defined in accordance with Supplement № 3 to the Contract.	27.04.2007	Contract validity term– during one year. The Contract is held to be prolonged if neither Party declares the Contract cancellation at least 30 days prior to the contract expiry of its effective period. The number of prolongations is not limited.	-

		VolgaTelecom.					
14	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract of providing digital communication channels for use. OJSC VolgaTelecom (Operator) commits to arrange and provide to CJSC Penza Mobile (User) digital communication channels (hereinafter – Channels) for use, and the User commits to pay the services rendered to it. The Channels list and features, and the cost of services are provided in Supplement № 1 to the Contract.	ZAO Penza Mobile	The price includes one-time payment amount for the services of the Channels arranging and also monthly fee for the services of providing the Channels for use and is defined in accordance with Supplement № 1 to the Contract.	17.05.2007	The Contract is effective during 12 months. If neither party 30 days prior to the Contract expiry notifies in writing the other party on the Contract termination due to the expiry of its effective period, the Contract is extended for the same time period and on the same terms and conditions.	-
15	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Supplementary agreement № 4 to Contract of rendering services of keeping the register of OJSC VolgaTelecom registered securities holders №16-02 of 04.02.2002	OJSC Obiedinennaya registratsionnaya kompaniya	The cost of the Registrar's services of accepting the ballots during one general meeting of the Issuer's shareholders is RUR 150 000, exclusive of VAT.	21.05.2007	-	-
16	S.V.Omelchenko is OJSC VolgaTelecom General Director and concurrently he is a member of the Partnership Council of Non-Commercial Partnership "Center for investigation of telecommunications development problems"	Contract of transfer of target membership fees for 2007.	Non-Commercial Partnership "Center for investigation of telecommunications development problems"	RUR 219 715 000	01.06.2007	-	-

17	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract № 600-06 of design and survey work of the object located in Saransk town: "Upgrade of Communications Center in Saransk town".	OJSC GIPROSVYAZ	RUR 1 293 257,58 Inclusive of VAT - RUR 197 276,58	13.06.2007	The dates of commencement and completion of works under the Contract are defined in accordance with Timing schedule.	-
18	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom collegial executive body and he is the chairman of ZAO RTCOM Board of directors; 3. O.V. Ershov is a member of OJSC VolgaTelecom collegial executive body and he is a member of ZAO RTCOM Board of directors	Supplementary agreement № 1 to Contract № 1026/06 of December 29, 2006 of networking	ZAO RTCOM	The cost of services rendered to Communication Operator for arranging connection point at zonal level of connection is defined in accordance with VolgaTelecom's tariff rates established in accordance with current legislation.	13.06.2007	-	-
19	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Supplementary agreement № 1 to Contract № 947 of 04.10.2006.	OJSC RTComm.RU	RUR 37 000, inclusive of VAT – lumpsum payment for arranging one communication channel of the rate at least 128 kbps, including installation and configuring of terminal equipment in the territory of educational institutions specified in Supplement 1 "A" to the Contract in the wording of Supplement № 3 to Supplementary agreement № 1.	15.06.2007	-	The provisions of Supplementary agreement № 1 are applicable to the Parties relations occurred since 13.09.2006, except for the provisions of sub-items 1,2 of Supplementary agreement № 1, which are applicable to the Parties relations occurred since 31.01.2007.
20	1. OJSC Svyazinvest possessing more than 20% of	Contract of services of communication	ZAO RTCOM	RUR 84 709,96 per month, inclusive of VAT – RUR 12	04.06.2007	The contract is concluded for the	The contract's provisions are

	OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom collegial executive body and he is the chairman of ZAO RTCOM Board of directors; 3. O.V. Ershov is a member of OJSC VolgaTelecom collegial executive body and he is a member of ZAO RTCOM Board of directors	equipment placement.		921,86		period of 11 months and comes into force since the time of its signing by the Parties. If neither party one month prior to the contract expiry declares its cancellation in writing, then the contract is held to be renegotiated for the same time period and on the same terms and conditions.	applicable to the Parties relations actually occurred since 01.06.2007.
21	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom collegial executive body and he is the chairman of ZAO RTCOM Board of directors; 3. O.V. Ershov is a member of OJSC VolgaTelecom collegial executive body and he is a member of ZAO RTCOM Board of directors	Supplementary agreement № 1 to Contract № 170-И/05 of 09.11.2005 of non-residential premises rental.	ZAO RTCOM	RUR 76 462,81 per month, including VAT – RUR 11 663,82	04.06.2007	-	The agreement's provision are applicable to the parties relations actually occurred since 01.06.2007.
22	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom collegial	Rental contract. OJSC VolgaTelecom (Lessor) transfers and CJSC RTCOM (Tenant) accepts for temporary possession	ZAO RTCOM	RUR 35 601,12 per month, including VAT – RUR 5 430.68	04.06.2007	Sine die	The contract's provisions are applicable to the parties relations actually occurred since

	executive body and he is the chairman of ZAO RTCOM Board of directors; 3. O.V. Ershov is a member of OJSC VolgaTelecom collegial executive body and he is a member of ZAO RTCOM Board of directors	and use non-residential premises for placement of the equipment of mobile communication base stations, and namely: - non-residential premises of the total area of 5,8 m2, located at the last floor of three-floored brick building of Romodanov's local communication center at: Lenin street 155, settlement Romodanovo, the Republic of Mordovia; - non-residential premises of the total area of 9,62 m2, located at the last floor of three-floored brick administrative building of Bolshebereznyaki's local communication center at: Lenin street 2, settlement B-Bereznyaki, the Republic of Mordovia.					01.06.2007.
23	V.A. Andreev is Rector of Povolzhskyi State Academy of Telecommunications and IT and concurrently he is a member of OJSC VolgaTelecom Board of directors	Agreement for cooperation of arranging traineeship of the students of State educational institution of higher professional education "Povolzhskyi State Academy of Telecommunications	State educational institution of higher professional education "Povolzhskyi State Academy of Telecommunications and IT"	-	28.06.2007	-	-

		and IT" in 2007.					
24	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and he is also the chairman of OJSC TATINCOM-T Board of directors	Agreement of advance buy out of equipment to Contract of equipment lease with further passing into the ownership № 691-05 of 18.10.2005.	OJSC TATINCOM-T	Total rental fee amounts to RUR 6 936 380, as well as 18% VAT – RUR 1 248 548,4 and the Equipment redemption value – RUR 7 903 208, as well as 18% VAT – RUR 1 422 577,44	28.06.2007	-	-
25	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, concurrently he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is a member of OJSC VolgaTelecom Board of directors, concurrently he is a member of OJSC Rostelecom Board of directors	Supplementary agreement № 2 to contract №748-05-23 (1096-05) of 27.12.2005.	OJSC Rostelecom	OJSC VolgaTelecom" commission to the tune of 20% of earned revenue transferred by OJSC VolgaTelecom to OJSC Rostelecom for the relevant reporting period.	29.06.2007	-	The agreement is applicable to the Parties actual relations occurred since 01.06.2007.
26	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Agreement. Settlement of ZAO Chuvashia Mobile (*Promisor*) debt to OJSC VolgaTelecom (*Creditor*) by consolidating and restructuring the obligations.	ZAO Chuvashia Mobile	Interest rate for use of borrowed funds - to the tune of weighted average interest rate, worked out by actual debt under RUR credit and loans raised by OJSC VolgaTelecom as of the last day of the last month of the preceding quarter increased by 2% per annum.	30.06.2007	-	-
27	1. OJSC Svyazinvest possessing more than 20% of	Contract of works and services.	OJSC Svyazintek	RUR 186 688 378,20, inclusive	29.06.2007	-	The Contract's terms and conditions are applicable

	OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	OJSC Svyazintek (Contractor) commits to execute works/render services of centralized activities within the framework of ERP implementation program in Svyazinvest group companies, subject to the Contract terms and conditions.		of VAT – RUR 28 477 888,20			to the Parties relations occurred prior to its signing, and namely since January 3, 2007.
28	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Contract of works and services. OJSC Svyazintek (Contractor) commits, in accordance with the Contract's terms and conditions, to execute works/render services of regional activities within the framework of ERP implementation program in Svyazinvest group companies.	OJSC Svyazintek	RUR 350 014 361,20, inclusive of VAT – RUR 53 392 021,20	29.06.2007	-	The Contract's terms and conditions are applicable to the Parties relations occurred prior to its signing, and namely since 09.01.2007
29	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and he is also the chairman of OJSC TATINCOM-T Board of directors	Supplementary agreement № 1 to Contract of equipment lease with further buy out №АРД 1063-06 of 08.11.2006.	OJSC TATINCOM-T	Monthly rental fee for provided Equipment is RUR 175 920 exclusive of VAT; total rental fee for the Equipment is RUR 1 407 360 exclusive of VAT, and the Equipment redemption value is RUR 6 709 352 exclusive of VAT, as well as VAT – RUR 1 207 683,36	28.06.2007	-	Transfer of title to the Equipment is executed by the Deed of conveyance of the equipment not later than 20 days after the Lessor's receipt of the amount of redemption value and rental fees specified in Supplement № 1 to the Agreement. In case the Lessee

							buys out the equipment on terms and conditions set forth by the Agreement, the Contract is terminated since the time of the Parties' signing the Deed of transferring the ownership of the equipment.
30	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, concurrently he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is a member of OJSC VolgaTelecom Board of directors, concurrently he is a member of OJSC Rostelecom Board of directors	Supplementary agreement № 8 to Contract of networking № 05-21/0155 of 24.10.2003 (in the wording of Agreement № 1097-05 of 27.12.2005).	OJSC Rostelecom	The cost services rendered to Rostelecom is defined by the Operator's tariff rates established in accordance with current legislation.	04.06.2007	Supplementary agreement is effective till the expiry of the Contract of networking № 05-21/0155 of 24.10.2003 (in the wording of Agreement № 1097-05 of 27.12.2005.	The terms and conditions of Supplementary agreement № 8 are applicable to the Parties relations occurred since 01.07.2006.
31	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. Y.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	Contract № 06182072 for carrying out design and survey works for object "Reconstruction of PSTN of OJSC VolgaTelecom Udmurtia regional subsidiary" located in Izhevsk, on the basis of NGN equipment (second launch area).	OJSC GIPROSVYAZ	RUR 3 285 250,98, including VAT RUR 501 139,98	04.07.2007	The dates of works start and end for each object are set by Supplement No 1 to the Contract	-
32	1. OJSC Svyazinvest possessing more than 20% of	Contract 1) OJSC	ZAO Narodnyi Telephone Saratov	1) The cost of services being rendered and stipulated by sub-	24.07.2007	The contract is effective one	-

	OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of the Board of directors of ZAO Narodnyi Telephone Saratov	VolgaTelecom (VolgaTelecom) assigns and ZAO Narodnyi Telephone Saratov (Operator) obliges to perform the following legal and real actions on behalf and for account of VolgaTelecom for a fee: collection of payments, claim administration, information and reference servicing of users. 2) Operator obliges to provide VolgaTelecom with the following services for value: billing processing of telecommunications services; generating, printing and making copies of invoices: generating, printing, storing and making copies of tax invoices, acceptance certificates; signing payments reconcilement acts with clients; report forms preparation; document delivery.		items 2.2.1., 2.2.3. and 2.2.4. of the Contract amounts to 2% of Accrued revenue, exclusive of VAT; 2) The cost of services being rendered and stipulated by sub-item 2.2.2 of the Contract, amounts to 1% of Accrued revenue, exclusive of VAT; 3) The fee for performing acts stipulated by sub-items 2.1.1., 2.1.2. and also the cost of services being rendered and stipulated by sub-item 2.2.5 of the Contract, amount to 2% of Received revenue, exclusive of VAT; 4) The fee for performing actions stipulated by sub-item 2.1.3 of the Contract amounts to 2% of Accrued revenue, exclusive of VAT.		year since the date of its entry into force. If neither Party declares the Contract termination 30 calendar days prior to its expiry, it is automatically prolonged for each subsequent year. The number of periods for which the Contract may be prolonged is not limited.	
33	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of	Supplementary agreement № 1 to Contract № 7-2007 of 28.12.2006	ZAO Penza Mobile	-	22.08.2007	Till expiry of Contract № 7-2007 of December 28, 2006.	-

	OJSC VolgaTelecom Management board and at the same time he is the Chairman of the Board of directors of ZAO Penza Mobile; 3. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors; 4. A.Yu. Ketkov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors, 5. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors, 6. A.V. Baev is deputy to General Director, Director of Penza regional subsidiary of OJSC VolgaTelecom, and also he is a member of ZAO Penza Mobile Board of directors						
34	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.V. Omelchenko is OJSC VolgaTelecom General Director and at the same time he is the Chairman of the Board of directors of ZAO Nizhegorodskaya Sotovaya	Real property assets rent contract.	ZAO Nizhegorodskaya Sotovaya Svyaz	RUR 1 973 026, 26 per month, including VAT – RUR 300 970,11	04.07.2007	The contract is concluded for indefinite period of time. The Tenant pays the rental fee starting from the time of signing the assets delivery-acceptance	The Parties conclusion of the Real property assets rent Contract entails termination of the Parties obligations under earlier concluded Rent contract № 149 of 30.12. 2004.

	Svyaz; 3. M.V. Petrov is a member of OJSC VolgaTelecom Management board, a member of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz and the General Director of ZAO Nizhegorodskaya Sotovaya Svyaz; 4. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz					certificate.	
35	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares»; 2. S.V. Omelchenko is OJSC VolgaTelecom General Director and at the same time he is the Chairman of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz; 3. M.V. Petrov is a member of OJSC VolgaTelecom Management board, a member of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz and the General Director of ZAO Nizhegorodskaya Sotovaya Svyaz; 4. O.V. Ershov is a member of OJSC VolgaTelecom	Real property assets rent contract.	ZAO Nizhegorodskaya Sotovaya Svyaz	RUR 1 403 625,25 per month, including VAT - RUR 214 112,33.	04.07.2007	The contract is concluded for indefinite period of time. The Tenant pays the rental fee starting from the time of signing the assets delivery-acceptance certificate.	The Parties conclusion of the Real property assets rent Contract entails termination of the Parties obligations under earlier concluded Rent contract № 26701/7-05 of January 20, 2005, as related to assets located at the address: Turgenev street 13A, Nizhny Novgorod city, and being the subject matter of the present Contract.

	Management board and at the same time he is a member of Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz						
36	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.V. Omelchenko is OJSC VolgaTelecom General Director and at the same time he is the Chairman of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz; 3. M.V. Petrov is a member of OJSC VolgaTelecom Management board, a member of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz and the General Director of ZAO Nizhegorodskaya Sotovaya Svyaz; 4. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz	The contract for providing communication channel for use. OJSC VolgaTelecom (Operator) renders to CJSC Nizhegorodskaya Sotovaya Svyaz (User) the services of arranging and round-the-clock providing for use of communication channel (hereinafter-Channel), for electric communication signals transmission in the territory according to the Operator license, and the User obliges to pay for them.	CJSC Nizhegorodskaya Sotovaya Svyaz	The cost of services of channel arranging – RUR 12 000 exclusive of VAT, the cost of services of the channel providing for use – RUR 753 854 per month, exclusive of VAT.	17.07.2007	The contract is valid till 31.12.2007. The contract is considered to be prolonged (within the limits of the Parties license validity term) for each subsequent year, if neither Party declares the Contract cancellation 30 days prior to its expiry.	-
37	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the	Supplementary agreement № 1 to contract № 735/06 of 23.03.2007 for providing digital communication channels for use, the	ZAO RTCOM	Cost of services of channels preparation and enabling – RUR 93 126,00 exclusive of VAT, the cost of services of the channels provision for use – RUR 26 883,00 per month exclusive of VAT.	26.09.2007	-	The Operator arranges, enables and provides digital channels for use within 5 business days after the User has made the payment for channels preparation

	same time he is the Chairman of ZAO RTCOM Board of directors; 3. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO RTCOM Board of directors; 4. M.V. Petrov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO RTCOM Board of directors; 5. I.I. Shubin is deputy to the General Director of OJSC VolgaTelecom, director of its regional subsidiary in the Republic of Mordovia, and also he is a member of the Board of directors of ZAO RTCOM	supplementary agreement being concluded by and between OJSC VolgaTelecom and ZAO RTCOM (change of list of services rendered under the Contract).					and enabling service.
38	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. Y.A. Bilibin is member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	Contract № 609-07 OJSC VolgaTelecom (Customer) assigns, and OJSC Giprosvyaz (Contractor) obliges to carry out design and survey works for the object located in Ioshkar Ola town of Mariy-El Republic "Completion of equipping Zone transit center/Automatic trunk exchange/Principal transit exchange-6 of Ioshkar Ola town of Mariy-El Republic".	OJSC GIPROSVYAZ	RUR 1 258 324,42, including VAT - RUR 191 947,79	09.08.2007	-	The Contractor starts carrying out Works under the Contract after having received initial data and advance payment in the amount of 30% of the Contract value; the advance payment is transferred to the Contractor settlement account within 10 days after the Customer receipt of the invoice. The Contractor makes out the invoice not later than 10 days since the Contract

							signing. The remaining amount under the Contract is paid by the Customer by its transfer to the Contractor settlement account within 10 days since the day of signing Acceptance certificate of carried out works or since expiration of a period established for sending the Customer reasoned refusal to sign the Acceptance certificate, on the basis of invoice made out by the Contractor. The dates of the Works start and completion are defined by Timing schedule (Supplement № 2 to the Contract).
39	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors 3. V.V. Degtyarev is a member of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors	Contract № 08K0222 for providing communication channels for use	OJSC Rostelecom	The cost of services of providing communication channels for use is defined in accordance with Supplement № 2 to the Contract.	01.09.2007	The contract is valid till December 31, 2007. If neither Party declares the Contract termination 30 calendar days prior to its expiry, the Contract is automatically prolonged for each subsequent year.	

40	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is a member of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors	Contract № 04K0185 for DLD and ILD communication services provision with preselection of operator	OJSC Rostelecom	DLD tariff rates are established and changed in accordance with RF applicable law.	28.05.2007	The contract was concluded for the period of 1 year since the time of start of the contract. The parties have agreed that the Contract terms and conditions are applicable to the parties' relations that have occurred since 01.01.2006. The contract is automatically extended for the subsequent year provided that neither Party has declared the opposite two months prior to the Contract expiry.	In case of receipt of Users' notification of refusal to preselect OJSC Rostelecom as DLD and ILD Operator, the Contract is considered to be repudiated since the date from which preselection of OJSC Rostelecom as DLD and ILD operator is mot made.
41	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is a member of OJSC VolgaTelecom Board	Supplementary agreement № 1 to the Contract № 04K0185 of 28.05.2007 for DLD and ILD communication services provision	OJSC Rostelecom	The amount of discount on Rostelecom general tariffs – 25%	29.08.2007	The contract is deemed to be concluded for indefinite period of time.	The terms and conditions of Supplementary Agreement № 1 are applicable to the Parties relations which occurred since 01.01.2006.

	of directors, and at the same time he is a member of OJSC Rostelecom Board of directors						
42	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and at the same time he is the Chairman of the Board of directors of ZAO Penza Mobile; 3. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors; 4. A.Yu. Ketkov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors, 5. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he a member of ZAO Penza Mobile Board of directors, 6. A.V. Baev is deputy to the General Director - director of Penza regional subsidiary of OJSC VolgaTelecom, and he is also a member of ZAO Penza Mobile Board of directors	Agreement. Settlement of ZAO Penza Mobile *(Promisor)* debt to OJSC VolgaTelecom *(Creditor)* by consolidating and restructuring the obligations.	ZAO Penza Mobile	Interest rate for use of borrowed funds - to the tune of weighted average interest rate, worked out by actual debt under RUR credit and loans raised by OJSC VolgaTelecom as of the last day of the last month of the preceding quarter increased by 2% per annum.	30.06.2007	-	-
43	1. OJSC Svyazinvest possessing more than 20% of	Agreement. Settlement of ZAO	ZAO Saratov-Mobile	Interest rate for use of	30.06.2007	-	-

	OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and is also the chairman of ZAO Saratov-Mobile Board of directors	Saratov-Mobile *(Promisor)* debt to OJSC VolgaTelecom *(Creditor)* by consolidating and restructuring the obligations.		borrowed funds - to the tune of weighted average interest rate, worked out by actual debt under RUR credit and loans raised by OJSC VolgaTelecom as of the last day of the last month of the preceding quarter increased by 2% per annum.			
44	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. Y.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	Contract № 100 /ГС-431 for carrying out design and survey works	OJSC GIPROSVYAZ	RUR 49 419 988,00, including VAT - RUR 7 538 642,24.	10.07.2007	The dates of works start and completion for each object are defined in Supplement № 1 to the Contract.	-
45	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is a member of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors	Contract № 78/OP of property purchase. OJSC Rostelecom (Seller) is obliged to transfer the ownership of Cable line K36A in sector 06875-60608 to OJSC VolgaTelecom (Buyer), and the Buyer is obliged to accept and pay for the said Cable line.	OJSC Rostelecom	RUR 3 593 100, including VAT - RUR 548 100	27.08.2007	-	-
46	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares;	Contract № 77/OP of property purchase. OJSC Rostelecom (Seller) is obliged to	OJSC Rostelecom	RUR 2 360 000, including VAT - RUR 360 000	03.08.2007	-	-

	2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is a member of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors	transfer the ownership of microwave radio link PPJI-61B in sector Murashi - Pinyug to OJSC VolgaTelecom (Buyer), and the Buyer is obliged to accept and pay for the said link.					
47	S.V. Omelchenko is OJSC VolgaTelecom General Director and at the same time he is the insured under the Contract	Contract of optional medical insurance (VIP category)	OJSC Rossiiskoye strakhovoe narodnoe obshchestvo "ROSNO"	The Insurance contribution per one Insured amounts to RUR 194 550 per year. The Total insurance contribution under the Contract amounts to RUR 389 100.	01.09.2007	The contract becomes effective at 00:00 of 01.09.2007 and valid till 12 p.m. of 31.08.2008	-
48	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and at the same time he is the Chairman of the Board of directors of ZAO Penza Mobile; 3. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors; 4. A.Yu. Ketkov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of	Contract № 44-2007 for provision of services of locating telecommunications facilities	ZAO Penza Mobile	The cost of services of facilities location rendered to the Customer amounts to RUR 23 937,48 per month, including VAT - RUR 3 651,48 (Supplement № 9 to the Contract)	17.10.007	The contract is effective till December 31, 2007. Provided that there is no Party objection sent to the other Party not later than 30 calendar days prior to the Contract expiry, the Contract is prolonged for one year. The number of prolongations is not limited.	Every month the Customer makes settlement month payment in favor of the Contractor for the services rendered under the Contract, by means of funds transfer to the Contractor settlement account on the basis of made out invoice within 10 business days from its receipt, but not later than on the 25-th day of settlement month.

	ZAO Penza Mobile Board of directors, 5. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he a member of ZAO Penza Mobile Board of directors, 6. A.V. Baev is deputy to the General Director - Director of Penza regional subsidiary of OJSC VolgaTelecom, and also he is a member of ZAO Penza Mobile Board of directors						
49	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and at the same time he is the Chairman of the Board of directors of ZAO Penza Mobile; 3. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors; 4. A.Yu. Ketkov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors, 5. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the	Contract № 59-2007 for provision of services of locating telecommunications facilities	ZAO Penza Mobile	The cost of services of facilities location rendered to the Customer amounts to RUR 13 933,44 per month, including VAT - RUR 2 125,44 (Supplement № 5 to the Contract).	17.10.2007	The contract is effective till December 31, 2007. Provided that there is no Party objection sent to the other Party not later than 30 calendar days prior to the Contract expiry, the Contract is prolonged for one year. The number of prolongations is not limited.	Every month the Customer makes settlement month payment in favor of the Contractor for the services rendered under the Contract, by means of funds transfer to the Contractor settlement account on the basis of made out invoice within 10 business days from its receipt, but not later than on the 25-th day of settlement month.

	same time he a member of ZAO Penza Mobile Board of directors, 6. A.V. Baev is deputy to the General Director - Director of Penza regional subsidiary of OJSC VolgaTelecom, and he is also a member of ZAO Penza Mobile Board of directors						
50	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and at the same time he is the Chairman of the Board of directors of ZAO Penza Mobile; 3. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors; 4. A.Yu. Ketkov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Penza Mobile Board of directors, 5. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he a member of ZAO Penza Mobile Board of directors, 6. A.V. Baev is deputy to the General Director - Director of	Contract of nonresidential premises rental. OJSC VolgaTelecom (Lessor) transfers and ZAO Penza Mobile (Tenant) accepts real property for temporary possession and use, and namely: non-residential premises of the total area of 569,6 m^2 in two-floored administrative-industrial building located at the address: Popov street 2a, Penza city.	ZAO Penza Mobile	The rental fee for possessing and using the Property under the Contract amounts to RUR 190 669,27 per month, including VAT - RUR 29 085,14. The rental fee is calculated in Supplement № 2 to the Contract. The Tenant recompenses utility service cost and the premises maintenance cost under invoices made out to Lessors according to calculation (Supplement № 3 to the Contract).	06.11.2007	The contract is concluded for indefinite period of time.	-

	Penza regional subsidiary of OJSC VolgaTelecom, and he is also a member of ZAO Penza Mobile Board of directors						
51	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares, 2. A.Yu. Ketkov is a member of OJSC VolgaTelecom Management board and at the same time he is the Chairman of ZAO Chuvashia Mobile Board of directors, 3. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Chuvashia Mobile Board of directors; 4. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Chuvashia Mobile Board of directors, 5. M.V. Petrov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of the Board of directors of ZAO Chuvashia Mobile, 6. B.Ya. Zaraiskyi is deputy to the General Director - director of Chuvash Republic regional subsidiary of OJSC VolgaTelecom, and he is also a member of the Board of directors of ZAO Chuvashia	Supplementary agreement № 1 to Contract № 234 of December 28, 2006	ZAO Chuvashia Mobile	The cost of services of arranging the point of connection at zonal level of connection, these services being rendered to the CARIER, is defined according to OJSC VOLGATELECOM tariffs rates established in sub-item 1.1 of item 1 of Supplement № 3 to the Contract in the wording of Supplementary agreement № 1.	09.11.2007	-	-

	Mobile						
52	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares, 2. A.Yu. Ketkov is a member of OJSC VolgaTelecom Management board and at the same time he is the Chairman of ZAO Chuvashia Mobile Board of directors, 3. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Chuvashia Mobile Board of directors; 4. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Chuvashia Mobile Board of directors, 5. M.V. Petrov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of the Board of directors of ZAO Chuvashia Mobile, 6. B.Ya. Zaraiskyi is deputy to the General Director - director of Chuvash Republic regional subsidiary of OJSC VolgaTelecom, and he is also a member of the Board of directors of ZAO Chuvashia Mobile	Contract of nonresidential premises rental. OJSC VolgaTelecom (Lessor) transfers and ZAO Chuvashia Mobile (Tenant) accepts real property for temporary possession and use, and namely: non-residential premises № 21 of the total area of 17,8 m^2 in building located at the address: Shumilov street 20 A (forth floor), Cheboksary town.	ZAO Chuvashia Mobile	The rental fee for possessing and using the Property under the Contract according to the Memorandum of Agreement of contractual price (Supplement № 2 to the Contract) amounts to RUR 11 176,48 per month, including VAT - RUR 1 704.89.	26.11.2007	The contract is concluded for indefinite period of time.	The Lessor has the right to change the rental rate not more than once a year in cases of change of rental fee basic rates for 1 m^2, calculation ratios of rental fee and other circumstances affecting real property market situation. Every month not later than on the 10-th day of the current month the Tenant pays the rental fees for the current month on the basis of invoice documents made out by the Lessor.

53	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.V. Omelchenko is OJSC VolgaTelecom General Director and at the same time he is the Chairman of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz; 3. M.V. Petrov is a member of OJSC VolgaTelecom Management board, and he is also a member of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz and the General Director of ZAO Nizhegorodskaya Sotovaya Svyaz; 4. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz.	Contract №1409 of real property purchase. OJSC VolgaTelecom (Seller) transfers (sells) the ownership of real property located at the address: Turgenev street 13 A, Nizhny Novgorod city (hereinafter - Property) to ZAO Nizhegorodskaya Sotovaya Svyaz (Buyer) and the Buyer accepts (buys) the said Property.	ZAO Nizhegorodskaya Sotovaya Svyaz	RUR 52 450 000,00, including VAT - RUR 8 000 847. For the purpose of working out the transaction price independent appraiser was engaged – Nizhny Novgorod branch of the Federal State Unitary enterprise "Rostekhinventarizatsia"	20.11.2007	-	Lumpsum payment by means of monetary assets transfer to the Seller settlement account within 10 business days after the Contract conclusion. The Property is transferred under delivery-acceptance certificate within 10 business days after the Buyer meeting the obligation on payment in full. Starting from the date of the Buyer's signing delivery-acceptance certificate the Buyer is liable for the Property safety and bears risks of accidental injury or perishing of goods. In case of delay in payment the forfeit penalty is established with respect to the Buyer in the amount of 0,1% of the Property value for each day of delay. The Buyer acquires the ownership right with respect to property under the Contract from the time of ownership transfer state registration in the Department of RF

							Federal Registration Service for Nizhny Novgorod oblast. Expenses related to state registration of ownership transfer with regard to the Property are borne by the Buyer. The right to use the land plot where the Property is located is transferred to the Buyer in the procedure established by RF applicable law.
54	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract № 5/12-3 of nonresidential premises rental. OJSC VolgaTelecom (Lessor) transfers and LLC NIZHEGORODTELESERVICE (Tenant) accepts real property in the building located at the address: Gagarin avenue 11/11 (A), (the 1-st floor), Nizhny Novgorod city, for temporary possession and use for administrative and production purposes.	LLC NIZHEGORODTELESERVICE	Rental fee for possessing and using the Property under the Contract amounts to RUR 43 903,56 per month, including VAT - RUR 6 697,15.	14.11.2007	The contract is concluded for indefinite period of time.	Every month not later than on the 10-th day of the current month the Tenant pays rental fee for the current month on the basis of invoices made out by the Lessor according to rental fee calculation (Supplement №2 to the Contract). The rental fee size may be revised by the Lessor unilaterally due to the change of rental fee basic rates for 1 square meter, calculation ratios of rental fee, inflation rate or other circumstances affecting property market situation and it is accepted by the Tenant without reservation.

							The change of rental fee size is executed by means of sending by the Lessor of written notice to the Tenant by registered mail or by return receipt requested delivery, prior to expiry of current month payment period and may not be made more than once a year.
55	1. M.V. Petrov is a member of OJSC VolgaTelecom Management board and he is also the Chairman of the Board of directors of ZAO Ulyanovsk-GSM	Contract № 04-67. ZAO Ulyanovsk-GSM (Party 1) renders to OJSC VolgaTelecom (Party 2) the services of locating radio broadcasting station equipment of Party 2 at the production space of Party 1.	ZAO Ulyanovsk-GSM	RUR 20 060 per month, including VAT - RUR 3 060	16.11.2007	The Contract is valid till 31.12.2007. The present Contract is deemed to be prolonged for subsequent official year and to have the same terms and conditions, unless one of the Parties to the Present Contract has notified the other Party in writing on the reverse at least 30 days prior to the Contract expiry.	-
56	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of	Contract № 642-07 for carrying out design and survey works for object located in Nizhny Novgorod oblast "Construction of	OJSC GIPROSVYAZ	RUR 1 829 000,00, including VAT - RUR 279 000,00	05.07.2007	The dates of start and completion of works under the Contract are defined in accordance with	-

	directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	Digital Microwave Radio Links of local communication networks of Nizhny Novgorod oblast".				the Time Schedule.	
57	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	Contract № 646-07 for carrying out design and survey works for object located in Nizhny Novgorod oblast "Construction of Digital Microwave Radio Links at sites: Gorodets-Chkalovsk-Sokolskoe".	OJSC GIPROSVYAZ	RUR 240 448,60, including VAT - RUR 36 678,60	05.07.2007	The dates of start and completion of works under the Contract are defined in accordance with the Time Schedule.	-
58	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	Contract № 682-07 for carrying out design and survey works for object located in Nizhny Novgorod city "Change-over of Nizhny Novgorod city telephone network to 7-digit numbering" (adjustment of working schedule of 2005).	OJSC GIPROSVYAZ	RUR 1 623 954,94, including VAT - RUR 247 721,94	05.07.2007	The dates of start and completion of works under the Contract are defined in accordance with the Time Schedule.	-
59	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	Contract № 683-07 for carrying out design and survey works for object located in Nizhny Novgorod city "Construction of Electronic Center for Special Services in Nizhny Novgorod city".	OJSC GIPROSVYAZ	RUR 2 258 617,94, including VAT – RUR 344 534,94	05.07.2007	The dates of start and completion of works under the Contract are defined in accordance with the Time Schedule.	-
60	1. OJSC Svyazinvest possessing more than 20% of	Contract for carrying out design and survey	OJSC GIPROSVYAZ	RUR 287 038,54, including VAT - RUR 43 785,54	07.09.2007	The dates of start and completion	The Contractor starts carrying out Works

	OJSC VolgaTelecom's voting shares; 2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	works for object located in Samara oblast "Upgrade of Microwave Radio Link in segment Tolyatti city - village Yagodnoe of Stavropol district".				of works under the Contract are agreed by the Parties in accordance with item 1.3. of the Contract	under the Contract after having received initial documentation and advance payment in the amount of 25% of the works cost; the advance payment is transferred to the Contractor settlement account within 20 business days after the Customer's receipt of the invoice. The Contractor makes out the invoice not later than 5 business days since the Contract signing. The remaining sum which amounts to 75% of the Contract value is paid by the Customer by its transfer to the Contractor settlement account within 20 business days since the day of signing Acceptance certificate of carried out works or since expiry of a period established for sending the Customer's reasoned refusal to sign the Acceptance certificate, on the basis of invoice made out by the Contractor.
61	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting	Contract for carrying out design and survey works for object	OJSC GIPROSVYAZ	The cost of Works amounts to RUR 297 709,28, including VAT - RUR 45 413,28	07.09.2007	The dates of start and completion of works under	The Contractor starts carrying out Works under the Contract after

	shares; 2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	located in Samara oblast "Upgrade of Microwave Radio Link: Tolyatti city - village Podstepki of Stavropol district".				the Contract are agreed by the Parties in accordance with item 1.3. of the Contract.	having received initial documentation and advance payment in the amount of 25% of the works cost; the advance payment is transferred to the Contractor settlement account within 20 business days after the Customer's receipt of the invoice. The Contractor makes out the invoice not later than 5 business days since the Contract signing. The remaining sum which amounts to 75% of the Contract value is paid by the Customer by its transfer to the Contractor settlement account within 20 business days since the day of signing Acceptance certificate of carried out works or since expiry of a period established for sending the Customer's reasoned refusal to sign the Acceptance certificate, on the basis of invoice made out by the Contractor.
62	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting	Contract for carrying out design and survey works for object	OJSC GIPROSVYAZ	The cost of Works amounts to RUR 297 709,28, including VAT - RUR 45 413,28	07.09.2007	The dates of start and completion of works under	The Contractor starts carrying out Works under the Contract after

	shares; 2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	located in Samara oblast "Upgrade of Microwave Radio Link: Samara city - village Rozhdestveno of Volzhskiy district".				the Contract are agreed by the Parties in accordance with item 1.3. of the Contract.	having received initial documentation and advance payment in the amount of 25% of the works cost; the advance payment is transferred to the Contractor settlement account within 20 business days after the Customer's receipt of the invoice. The Contractor makes out the invoice not later than 5 business days since the Contract signing. The remaining sum which amounts to 75% of the Contract value is paid by the Customer by its transfer to the Contractor settlement account within 20 business days since the day of signing Acceptance certificate of carried out works or since expiry of a period established for sending the Customer's reasoned refusal to sign the Acceptance certificate, on the basis of invoice made out by the Contractor.
63	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares;	Contract for carrying out design and survey works for object located in Samara	OJSC GIPROSVYAZ	The cost of Works amounts to RUR 297 709,28, including VAT - RUR 45 413,28	07.09.2007	The dates of start and completion of works under the Contract are	The Contractor starts carrying out Works under the Contract after having received initial

	2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is the Chairman of OJSC GIPROSVYAZ Board of directors.	oblast "Upgrade of Microwave Radio Link: Tolyatti city - village Khryashchevka of Stavropol district".				agreed by the Parties in accordance with item 1.3. of the Contract.	documentation and advance payment in the amount of 25% of the works cost; the advance payment is transferred to the Contractor settlement account within 20 business days after the Customer's receipt of the invoice. The Contractor makes out the invoice not later than 5 business days since the Contract signing. The remaining sum which amounts to 75% of the Contract value is paid by the Customer by its transfer to the Contractor settlement account within 20 business days since the day of signing Acceptance certificate of carried out works or since expiry of a period established for sending the Customer's reasoned refusal to sign the Acceptance certificate, on the basis of invoice made out by the Contractor.
64	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract № 16936 for provision of services of locating telecommunication facilities.	ZAO Transsvyaz	RUR 61 439,69 per month, including VAT - RUR 9 372,16	06.07.2007	The Contract is valid till December 31, 2007.	-

						Provided that there is no Party's objection sent to the other Party at least 30 calendar days prior to the Contract expiry, the Contract is prolonged for one year. The number of prolongations is not limited.	
65	1. V.A. Andreev is the Rector of State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT and at the same time he is a member of OJSC VolgaTelecom Board of directors	Contract № 29580/ДАЦ-10 for providing communication channel for use	State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT	The cost of services of arranging the channel – RUR 21 000 exclusive of VAT, the cost of services of providing the channel for use – RUR 6 000 per month exclusive of VAT	27.09.2007	The Contract is valid till December 31, 2007. The contract is considered to be prolonged (within the limits of the Parties license validity term) for each subsequent year, if neither Party declares the Contract cancellation 30 days prior to its expiry.	Within 1 business day since the Contract signing date the Operator makes out the invoice to the User on payment the cost of services of arranging the Channel; this invoice is to be paid by the User within 5 business days since the date of receipt. The payment of services of providing the Channel for use is made by the User for the current month by means of monthly transfer of monetary assets to the Operator's settlement account on the basis of made out invoice, within 10 (ten) business days from the day of its receipt, but

							not later than on the 25-th day of the current month.
66	1. V.A. Andreev is the Rector of State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT and at the same time he is a member of OJSC VolgaTelecom Board of directors	Contract № 29580/AK-401 for providing services of cable laying in the channels of telephone duct-work	State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT	The cost of service of cable laying in telephone duct-work amounts to RUR 1159.25 per month.	05.10.2007	The Contract is valid till December 31, 2007. Provided that there is no Party's objection sent to the other Party at least 30 calendar days prior to the Contract expiry, the Contract is prolonged for one year. The number of prolongations is not limited.	The Subscriber makes the payment under the contract for settlement month according to current tariff rates, by means of monetary assets transfer to the Operator's settlement account on the basis of made out invoice, within 10 (ten) business days from the day of its receipt, but not later than on the 25-th day of the settlement month.
67	1. V.A. Andreev is the Rector of State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT and at the same time he is a member of OJSC VolgaTelecom Board of directors	Contract № 29581/РПП-44 for provision of services of locating telecommunication facilities	State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT	The cost of services under the Contract – RUR 845,02 per month exclusive of VAT	05.10.2007	The contract is considered to be prolonged (within the limits of the Parties' license validity term) for each subsequent year, if neither Party declares the Contract cancellation 30 days prior to its expiry.	Within 1 business day since the Contract signing date the Operator makes out the invoice to the User on payment the cost of services of arranging the Channel; this invoice is to be paid by the User within 5 business days since the date of receipt. The payment of services of providing the Channel for use is made by the User for the current month by means of monthly

							transfer of monetary assets to the Operator's settlement account on the basis of made out invoice, within 10 (ten) business days from the day of its receipt, but not later than on the 25-th day of the current month.
68	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he is a member of ZAO Samara Telecom Board of directors	Contract №ДАВ – 45/4P on provision for temporary use of optical fiber in fiber-optic cables. The list of "Optical fibers", provided for temporary use and their technical features are specified in Supplement 1 to the Contract.	ZAO Samara Telecom	The cost of providing "Optical fibers" for temporary use amounts to RUR 33 044, 00 (thirty three thousand forty four rubles 00 kopecks) per month, exclusive of VAT.	01.10.2007	The contract is valid for 11 months. The present Contract is prolonged as having the same terms and conditions and for the same period, provided that neither Party declares the reverse at least 1 calendar month prior to the Contract expiry.	The calculation of cost of services of providing "Optical fibers" for temporary use under the Contract is specified in Supplement № 3 to the Contract. Prior to the 10-th day of settlement month the Operator makes out the invoice on payment, tax invoice and Acceptance certificate to the User. The User pays invoices and signs Acceptance certificate of rendered services not later than 10 (ten) banking days after payment documents receipt.
69	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. D.B. Kostin is a member of OJSC VolgaTelecom Management board and at the same time he is a member of	Contract for rendering services of providing space in duct-work. The location and the length of duct-work, where the cable is laid, and the cable technical features are specified	ZAO Samara Telecom	The cost of rendered services of providing space in duct-work amounts to RUR 247 107,90 per month exclusive of VAT.	01.10.2007	The contract is valid for 11 months. The present Contract is prolonged as having the same terms and conditions and	The User makes the payment under the Contract every month on the basis of current tariff rates and invoices made out by OJSC VolgaTelecom. At the date of the

	ZAO Samara Telecom Board of directors	un Supplement № 1 to the Contract.				for the same period, provided that neither Party declares the reverse at least 1 calendar month prior to the Contract expiry.	Contract signing the cost of services being rendered is defined by the length of cables, laid in duct-work of VolgaTelecom's Samara regional subsidiary and by current tariff rates of VolgaTelecom's Samara regional subsidiary. The list of cables laid in VolgaTelecom duct-work and their length are specified in Supplement №1 to the Contract. The User makes the payment every month not later than on the 20-th day of the settlement month by means of transfer to OJSC VolgaTelecom settlement account.
70	1. V.A. Andreev is the Rector of State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT and at the same time he is a member of OJSC VolgaTelecom Board of directors	Contract №_/ТЦ-07 for OJSC VolgaTelecom employees training in 2007-2008 academic year for the purpose of their getting higher professional education according to the chosen specialty and under state educational standard of higher professional education.	State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT	The cost of training of the Company's employees in 2007-2008 academic year is defined by Memorandum of Agreement of contractual price (Supplement № 1) and amounts to RUR 430 500.	01.09.2007	Valid till June 30, 2008	The Customer pays for the training within 10 (Ten) business days since the date of invoice issuing for each training semester according to the Memorandum of Agreement of contractual price. OJSC VolgaTelecom sends its employees to the State educational institution of higher professional education Povolzhskyi

							State Academy of Telecommunications and IT for training, according to the list (Supplement № 2 to the Contract). In case of successful completion of training in the State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT, the employees are given Diplomas of Higher Professional education and qualification in specialties: - 200900 (Telecommunications networks and communication systems), - 201000 (Multichannel telecommunications systems).
71	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is a member	Supplementary agreement № 2 to Contract № 43 of 27.06.2005 for operational and maintenance service of digital transmission systems (DTS)	OJSC Rostelecom	The cost of services rendered by the Contractor amounts to RUR 439 351,76 including VAT - RUR 67 019,76 per month.	01.10.2007	-	-

	of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors						
72	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. M.V. Petrov is a member of OJSC VolgaTelecom Management board and he is also the Chairman of the Board of directors of ZAO Ulyanovsk-GSM	Supplementary agreement № 1 to Contract № 100/016957 of 26.09.2006 on mobile communication services provision	ZAO Ulyanovsk-GSM	Communication services and complementary services acquired by the Subscriber under the Contract are paid according to effective tariff rates of the Operator as per Supplements № 1, 2, 9, 10, 11, 12 to the Contract in the wording of Supplementary agreement №1, including VAT.	12.12.2007	-	-
73	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is a member of OJSC VolgaTelecom Board of directors, and at the same time he is a member of OJSC Rostelecom Board of directors	Agreement on the dissolution of contract of non-residential premises rental № 23 of 11.10.2006	OJSC Rostelecom	The Parties obligations under the Contract as related to rental fee payments for actual use of non-residential premises are in force till complete repayment of debt by OJSC VolgaTelecom and cease to be effective since the date of rental payment amount transfer to OJSC Rostelecom settlement account.	31.10.2007	-	The Agreement becomes effective and the Parties' obligations under the contract cease to be effective since the time of signing the Agreement by the Parties.
74	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. Yu.A. Bilibin is a member of OJSC VolgaTelecom Board of directors and at the same time he is a member of OJSC GIPROSVYAZ Board of	Contract № 838-07 for carrying out design and survey works for object located in N izhny Novgorod city and Nizhny Novgorod oblast: "Building broadband subscriber access (xDSL)	OJSC GIPROSVYAZ	The value of work under the Contract amounts to RUR 13 865 000.00, including VAT – RUR 2115000,00 (Exhibit №3 to the Contract).	14.12.2007	The dates of start and completion of works are stipulated by Timing schedule (Exhibit №2 to the Contract).	-

	directors.	network in Nizhny Novgorod regional subsidiary of OJSC VolgaTelecom".					
75	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract № 16952 on communication facilities location services provision	LLC NIZHEGORODTELESERVICE	RUR 230 731,3 per month, including VAT – RUR 35 196,3	05.07.2007	The contract is valid till December 31, 2007. If there are no Parties' objections forwarded to the other Party at least 30 days prior to the Contract expiry, the Contract is extended for 1 year. The number of prolongations is not limited.	-
76	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract of real property rental for administrative and production use, and namely: non-residential premises of the total area of 353,8 m2 located at the address: Marshal Zhukov sq., 3, Nizhny Novgorod city.	LLC NIZHEGORODTELESERVICE	Rental fee for possessing and using the Property under Supplement №2 to the Contract amounts to RUR 160 710,47 per month, including VAT - RUR 24 515,16	01.12.2007	Sine die	The rental fee size may be revised by the Lessor unilaterally due to the change of rental fee basic rates for 1 square meter, calculation ratios of rental fee, inflation rate or other circumstances affecting property market and it is accepted by the Tenant without reservation. Every month not later than on the 10-th day of the current month the

							Tenant pays rental fee for the current month on the basis of invoices made out by the Lessor.
77	OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares	Contract № 07522021 for carrying out design and survey works for object located in Nizhny Novgorod: "Reconstruction of PSTN network of Nizhny Novgorod regional subsidiary, 3-rd stage".	OJSC GIPROSVYAZ	Total value of Work amounts to RUR 2 483 941,30 including VAT RUR 378 906,30.	19.06.2007	The dates of start and completion of works are stipulated by Timing schedule (Exhibit №2 to the Contract).	-
78	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.V. Omelchenko is OJSC VolgaTelecom General Director and at the same time he is the Chairman of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz; 3. M.V. Petrov is a member of OJSC VolgaTelecom Management board, and he is also a member of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz and the General Director of ZAO Nizhegorodskaya Sotovaya Svyaz; 4. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of	Contract № 16910 of communication facilities location services provision	ZAO Nizhegorodskaya Sotovaya Svyaz	RUR 279 433,44 per month including VAT RUR 42 625,00.	02.07.2007	The contract is valid till December 31, 2007. If there are no Parties' objections forwarded to the other Party at least 30 days prior to the Contract expiry, the Contract is extended for 1 year. The number of prolongations is not limited.	-

	Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz						
79	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.V. Omelchenko is OJSC VolgaTelecom General Director and at the same time he is the Chairman of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz; 3. M.V. Petrov is a member of OJSC VolgaTelecom Management board, and he is also a member of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz and the General Director of ZAO Nizhegorodskaya Sotovaya Svyaz; 4. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz	Contract № 19115. OJSC VolgaTelecom (hereinafter – VolgaTelecom) renders services on providing space in duct-work located in Dzerzhinsk town of Nizhny Novgorod oblast to ZAO Nizhegorodskaya Sotovaya Svyaz (hereinafter – Operator), the space being provided for laying a cable which is the Operator's property.	ZAO Nizhegorodskaya Sotovaya Svyaz	RUR 5 058,06 per month exclusive of VAT	17.07.2007	The contract is valid till December 31, 2007. If there are no Parties' objections forwarded to the other Party at least 30 days prior to the Contract expiry, the Contract is extended for 1 year. The number of prolongations is not limited.	-
80	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.V. Omelchenko is OJSC VolgaTelecom General Director and at the same time he is the Chairman of the Board of directors of ZAO	Supplementary agreement № 1 to Contract of networking № 17002 of January 17, 2007	ZAO Nizhegorodskaya Sotovaya Svyaz	The cost of services rendered to Communication Operator for arranging connection point at zonal level of connection is defined at VolgaTelecom's tariff rates established in accordance with applicable law	12.09.2007	-	-

	Nizhegorodskaya Sotovaya Svyaz; 3. M.V. Petrov is a member of OJSC VolgaTelecom Management board, and he is also a member of the Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz and the General Director of ZAO Nizhegorodskaya Sotovaya Svyaz; 4. O.V. Ershov is a member of OJSC VolgaTelecom Management board and at the same time he is a member of Board of directors of ZAO Nizhegorodskaya Sotovaya Svyaz			(sub-item 1.1 of item 1 of Exhibit № 1 to the Contract in the wording of Supplementary agreement № 1).			
81	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Works contract №646. OJSC VolgaTelecom (Customer) assigns and OJSC Svyazintek (Contractor) commits to carry out works on designing technical architecture of unified ERP system on the basis of "Oracle" bundled software products "e-Business Suite".	OJSC Svyazintek	Total value of work under the Contract amounts to RUR 59 361 310,43, including VAT RUR 9055115,15.	29.12.2007	The Contract is effective till the Parties meet the assumed commitments.	As to information privacy issues, the Parties have agreed to be guided by Contract № 423-05 of 02.06.2005 on confidentiality of data constituting commercial secret, the said contract being concluded earlier by and between the Contractor and the Customer. The works are carried out according to 2 stages: - Stage 1 Work specification formulation. Stage 1 works are carried out within 40

							business days since the works start date specified in item 6.1. of the Contract. The Work specification is developed according to the Customer's assignment (Exhibit №1 to the Contract). The Work specification becomes the integral part of the contract. - Stage 2- Technical and production project development. The dates of Stage 2 works carrying-out are established in Timing Schedule worked out at Stage 1 and approved by the Customer together with Work specification.
82	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Works contract №647. OJSC VolgaTelecom (Customer) assigns and OJSC Svyazintek (Contractor) commits to carry out works on formulation of Work specification for establishing amplified (two-factor) authentification and user accounts	OJSC Svyazintek	Total value of work under the Contract amounts to RUR 2989742,40 including VAT RUR 456062,40.	29.12.2007	The Contract is effective till the Parties meet the assumed commitments.	Performance time – 51 day since work start date specified in item 6.1. of the Contract. The work start date is set within 10 business days since the date of making the first payment specified in item 3.2.1. of the Contract. As to information

		management subsystem for integrated ERP master-system and automated settlements system in accordance with Assignment of Work specification formulation (Exhibit №1 to the Contract).					privacy issues, the Parties have agreed to be guided by Contract № 423-05 of 02.06.2005 on confidentiality of data constituting commercial secret, the said contract being concluded earlier by and between the Contractor and the Customer.
83	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Works contract №648. OJSC VolgaTelecom (Customer) assigns and OJSC Svyazintek (Contractor) commits to carry out works on designing technical architecture of automated settlements system on the basis of LLC Scientific and production center "Infosfera" bundled software products.	OJSC Svyazintek	Total value of work under the Contract amounts to RUR 25038684,00, including VAT RUR 3819460,27.	29.12.2007	The Contract is effective till the Parties meet the assumed commitments.	The works are carried out according to the following stages: - Stage 1 Work specification formulation. Stage 1 works are carried out within 40 business days since the works start date specified in item 6.1. of the Contract. The Work specification is developed according to the Customer's Assignment (Exhibit №1 to the Contract). - Stage 2- Technical and production project development. The dates of Stage 2 works carrying-out are established in Timing Schedule worked out at Stage 1 and approved by the Customer

							together with Work specification. - Stage 3 – arranging expert examination of technical and production project with the Federal State Institution "Training and methodic center of Rossvyaznadzor". The dates of Stage 3 works carrying-out are established in Timing Schedule worked out at Stage 1 and approved by the Customer together with Work specification. Performance time – 8 calendar months since work start date specified in item 6.1. of the Contract. The work start date is set within 7 business days since the date of making the first payment specified in item 3.3.1. of the Contract. As to information privacy issues, the Parties have agreed to be guided by Contract № 423-05 of 02.06.2005 on confidentiality of data constituting commercial secret, the said contract

							being concluded earlier by and between the Contractor and the Customer.
84	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Works contract №649. OJSC VolgaTelecom (Customer) assigns and OJSC Svyazintek (Contractor) commits to carry out works on designing a Complex of tools for providing information security of integrated ERP system on the basis of "Oracle" software products "e-Business Suite" and automated settlements system on the basis of LLC Scientific and production center "Infosfera" software products in accordance with Assignment of developing technical and production project "Complex of tools for providing information security of integrated ERP system on the basis of "Oracle" software products "e-Business Suite" and automated settlements system on the basis of software products of LLC Scientific and	OJSC Svyazintek	Total value of work under the Contract amounts to RUR 6476916,67 including VAT RUR 988004,23.	29.12.2007	The Contract is effective till the Parties meet the assumed commitments.	The works are carried out according to the following stages: - Stage 1 Work specification formulation. Stage 1 works are carried out within 40 business days since the start date of works under the Contract. The Work specification is developed according to the Customer's Assignment. Work specification approved by the Customer becomes the integral part of the Contract. - Stage 2- Technical and production project development. The dates of Stage 2 works carrying-out are established in Timing Schedule worked out at Stage 1 and approved by the Customer together with Work specification. Performance time – 8 calendar months since work start date

		production center "Infosfera".					specified in item 6.1. of the Contract. The work start date is set within 7 business days since the date of making the first payment specified in item 3.3.1. of the Contract.
85	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Works contract №650. OJSC VolgaTelecom (Customer) assigns and OJSC Svyazintek (Contractor) commits to carry out works on designing technical architecture of System of Monitoring and managing Corporate data network of level 1 in accordance with Assignment of developing technical project "Systems of Monitoring and managing Corporate data network of level 1".	OJSC Svyazintek	Total value of work under the Contract amounts to RUR 993750,00 Including VAT RUR 151588,98.	29.12.2007	The Contract is effective till the Parties meet the assumed commitments.	The works are carried out according to the following stages: - Stage 1 Formulation of Work specification of designing the System of Monitoring and managing Corporate data network of level 1 (hereinafter - SMM of CDN-1) Stage 1 works are carried out within 20 business days since the start date of works under the Contract. The Work specification is developed according to the Customer's Assignment. Work specification approved by the Customer becomes the integral part of the Contract. - Stage 2- Developing technical project of SMM of CDN-1 main center. The dates of Stage 2 works carrying-

							out are established in Timing Schedule worked out at Stage 1 and approved by the Customer together with Work specification. Stage 3 – developing technical project of SMM of CDN-1 peripheral part located at OJSC VolgaTelecom data processing center. The dates of Stage 3 works carrying-out are established in Timing Schedule worked out at Stage 1 and approved by the Customer together with Work specification. Performance time – 8 calendar months since work start date specified in item 6.1. of the Contract. The work start date is set within 7 business days since the date of making the first payment specified in item 3.3.1. of the Contract. As to information privacy issues, the Parties have agreed to be guided by Contract № 423-05 of 02.06.2005 on confidentiality of data

							constituting commercial secret, the said contract being concluded earlier by and between the Contractor and the Customer.
86	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Works contract №651. OJSC VolgaTelecom (Customer) assigns and OJSC Svyazintek (Contractor) commits to carry out works on: elaboration and coordination with Russia's Federal Security Service Department of requirements to information systems containing data bases of carrier subscribers and communications services provided to them by interacting with competent bodies carrying out investigative activities (IS SORM); on developing a program and methods of testing to check the compliance with requirements; on stand roll-out and making tests to check the compliance of solutions	OJSC Svyazintek	Total value of work under the Contract amounts to RUR 1 205 750,00 including VAT RUR 183 927,97.	29.12.2007	The Contract is effective till the Parties meet the assumed commitments.	Stages and works execution periods are established by Timing Schedule (Exhibit №2 to the Contract) The work start date is set within 7 business days since the date of making the first payment specified in item 3.2.1. of the Contract. As to information privacy issues, the Parties have agreed to be guided by Contract № 423-05 of 02.06.2005 on confidentiality of data constituting commercial secret, the said contract being concluded earlier by and between the Contractor and the Customer.

		implementing IS SORM with requirements.					
87	V.A. Andreev is the Rector of State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT and at the same time he is a member of OJSC VolgaTelecom Board of directors	Contract №03 /TЦ-08 for advance training and education of OJSC VolgaTelecom top executives and employees (500 persons).	State educational institution of higher professional education Povolzhskyi State Academy of Telecommunications and IT	The price of extension courses per one person is defined in accordance with Memorandum of Agreement of contractual price (Supplement № 1 to the Contract). The total cost of services according to Supplement № 1 to the Contract is RUR 9 861 300.	17.12.2007	The contract is effective till the Parties' commitments are met in full.	The Customer pays for the training according to the Contractor's invoices within 10 (Ten) banking days since the date of invoice issuing. The starting date for the services provision – January 14, 2008, finishing date of the services provision – December 19, 2008.
88	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Supplementary agreement № 1 to the Contract on carrying-out works and services provision № 573 of June 29, 2007	OJSC Svyazintek	The cost of works/services acquired by the Company under Contract № 573 of 29.06.2007, as modified by Supplementary agreement, amounts to RUR 38 252 449,40 including VAT RUR 5835119,40.	*29.12.2007*	Additional agreement is effective till the Parties meet the assumed commitments.	-
89	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	Supplementary agreement to Contract № 771 of August 22, 2006 on services provision.	OJSC Svyazintek	The cost of services rendered by OJSC Svyazintek (Contractor) under the Contract, as modified by Supplementary agreement, amounts to US$ 6823 389,04 including VAT US$ 1040855,96 .	29.12.2007	Additional agreement is effective till the Parties meet the assumed commitments.	-
90	1. OJSC Svyazinvest possessing more than 20% of	Works contract	OJSC Svyazintek	Total price of works/services under the Contract amounts to	29.12.2007	The contract is effective till the	As to information privacy issues, the

	OJSC VolgaTelecom's voting shares; 2. V.D. Savchenko is a member of OJSC VolgaTelecom Board of directors and he is also a member of OJSC Svyazintek Board of directors	№1268. OJSC VolgaTelecom (Customer) assigns and OJSC Svyazintek (Contractor) commits to carry out works/render services related to implementation of system of remote training for the purpose of solving the problem of users training within the framework of centralized IT programs realized in OJSC VolgaTelecom.		RUR 64 948 239,36, including VAT RUR 9 907 358,55 including: - of works/services specified in Supplement №1 – RUR 33 207 965,32 including the Contractor's remuneration for rights to use Systems of remote education transferred to the Customer – RUR 531 472,00; - of works/services specified in Supplement №2 – RUR 3 261 538,88; - of works/services specified in Supplement №3 – RUR 19 476 318,16; - of works/services specified in Supplement №4 – RUR 9 002 417,00.		Parties' commitments are met in full. The contract terms and conditions are applicable to the Parties' relations that have occurred prior to its signing, and namely starting from August 01, 2007.	Parties have agreed to be guided by Contract № 423-05 of 02.06.2005 on confidentiality of data constituting commercial secret, the said contract being concluded earlier by and between the Contractor and the Customer.
91	1. OJSC Svyazinvest possessing more than 20% of OJSC VolgaTelecom's voting shares; 2. S.I. Kuznetsov is the Chairman of OJSC VolgaTelecom Board of directors, concurrently he is a member of OJSC Rostelecom Board of directors; 3. V.V. Degtyarev is OJSC VolgaTelecom Board of directors' member, concurrently he is a member of OJSC Rostelecom Board of directors	Contract № 07K0033 OJSC Rostelecom (Contractor) commits to render a service of connecting bit synchronization (hereinafter – BS) networks of OJSC VolgaTelecom (Customer) to the Contractor's BS core network in Nizhny Novgorod, Kirov, Orenburg, Cheboksary, Chapaevsk and Neftegorsk of Samara oblast, subject to the Contract terms and conditions, and also to ensure BS signal	OJSC Rostelecom	The cost of services acquired by the Company under the Contract consists of one-time payment for connecting bit synchronization networks in the amount of RUR 54 003 exclusive of VAT for one connection point and cost of services of delivering the signal of bit synchronization network in the amount of RUR 60 705 per month exclusive of VAT (Exhibit №2 to the Contract).	01.11.2007	The contract is effective till December 31, 2007. If neither Party declares in writing its intention to terminate the Contract at least one month prior to its expiry, it is automatically prolonged for each subsequent official year.	Since the time of the present Contract signing the following contracts are terminated early: № 195 of May 30, 2002 OJSC Svyazinform of Penza oblast; № 06/106 of June 14, 2002 OJSC Martelcom of Mariy-El Republic; № 05-21/0282 of September 05, 2003 Saratov regional subsidiary of OJSC VolgaTelecom; № 252 of August 07, 2002 OJSC Telecommunikatsionnije seti svyazi of

		delivery from the Contractor's BS core network to the Customer's BS networks in the territory of the Customer's license № 24345 during the contract time.					Udmurtia Republic; № 05-21/0080 of April 01, 2001 OJSC Svyazinform of Samara oblast; № 05-21/0089 of April 01, 2001 OJSC Svyazinform of the Republic of Mordovia; № 05-21/0091 of April 01, 2001 OJSC Electrosvyaz of Ulyanovsk oblast.

Supplement №2.

INFORMATION ABOUT THE COMPANY'S EQUITY PARTICIPATION IN OTHER ENTITIES PROVIDING TELECOMMUNICATIONS SERVICES (THE COMPANY'S EQUITY STAKE IN THEIR AUTHORIZED CAPITAL IS AT LEAST 25%).

Table 12.1.

№	Entity	Core activity	Equity stake in authorized capital of entity, %	Contribution to authorized capital, RUR thousand	Key performance indicators		
					Number of subscribers/lines	Proceeds, RUR thousand	Net profit, RUR thousand
1.	ZAO Nizhegorodskaya Sotovaya Svyaz	D-AMPS and GSM cellular communications services	100	21 629,4	2 260 753	4 321 209	806 988
2.	LLC NIZHEGORODSKYI TELESERVICE	Data transmission services, telematic services	100	300,0	478	61 124	7 579
3.	ZAO Transsvyaz	Local telephony services	100	400,0	5 960	23 608	1 438
4.	LLC NIZHEGOROD-TELESERVICE	Data transmission services, telematic services	80	2 400	122	15 114	1 029
5.	OJSC Information Commercial Networks "OMRIX"	Internet, data transmission services	73,6	146,2	482	720	- 965
6.	ZAO Ulyanovsk-GSM	GSM cellular communications services	60	60,0	388 801	735 170	115 046
7.	ZAO Orenburg-GSM	GSM cellular communications services	51	102,0	215 330	272 823	9 939
8.	ZAO Narodnyi Telephone Saratov	Wireless telecommunications services	50+1 preferred share	50,01	41 867	80 515	- 23 171
9.	ZAO NIZHEGORODSKYI RADIOTELEPHONE	Wireless telecommunications services	50	50,0	2 162	10 883	- 8 006
10.	ZAO Samara Telecom	Local telephony services	27,8	75,01	16 020	324 922	53 376

ZAO Nizhegorodskaya Sotovaya Svyaz
Full name: Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz;
Location: Dom Svyazi, M. Gorky square, Nizhny Novgorod city, Russia;
Registration date: 30.03.1995;
Year of OJSC VolgaTelecom's entry: 1995;
Core activity:.provision of GSM and D-AMPS cellular communications services.

LLC NIZHEGORODSKYI TELESERVICE
Full name: Limited Liability Company NIZHEGORODSKYI TELESERVICE;
Location: Dom Svyazi, M. Gorky square, Nizhny Novgorod city, Russia;
Registration date: 25.12.2000;
Year of OJSC VolgaTelecom's entry: 2005;
Core activity: provision of data transmission services and telematic services.

ZAO Transsvyaz
Full name: Closed Joint Stock Company Transsvyaz;
Location: Chaadaev Street 2, Nizhny Novgorod city, Russia;
Registration date: 03.06.1997;
Year of OJSC VolgaTelecom's entry: 1997;
Core activity: provision of local telephony services and construction of line and cable telecommunication facilities;

LLC NIZHEGORODTELESERVICE
Full name: Limited Liability Company NIZHEGORODTELESERVICE;
Location: Dom Svyazi, M. Gorky square, Nizhny Novgorod city, Russia;
Registration date: 26.02.1997;
Year of OJSC VolgaTelecom's entry: 1997;
Core activity: provision of data transmission services and telematic services;

OJSC Information Commercial Networks "OMRIX"
Full and abbreviated brand names: Open Joint Stock Company Information Commercial Networks "OMRIX";
Location: Tereshkova Street 10, Orenburg city, Russia;
Registration date: 21.12.1991;
Year of OJSC VolgaTelecom's entry: 1991;
Core activity: provision of Internet services and data transmission services.

ZAO Ulyanovsk-GSM
Full name: Closed Joint Stock Company Ulyanovsk-GSM;
Location: Goncharov Street 52, Ulyanovsk city, Russia;
Registration date: 05.05.1998;
Year of OJSC VolgaTelecom's entry: 1998;
Core activity: provision of GSM cellular communications services.

ZAO Orenburg-GSM
Full name: Closed Joint Stock Company Orenburg-GSM;
Location: Volodarskyi Street 11, Orenburg city, Russia;
Registration date: 01.07.1996;
Year of OJSC VolgaTelecom's entry: 1996;
Core activity: provision of GSM cellular communications services.

ZAO Narodnyi Telephone Saratov
Full name: Closed Joint Stock Company Narodnyi Telephone Saratov;
Location: Kiselev Street 40, Saratov city, Russia;
Registration date: 09.09.1998;
Year of OJSC VolgaTelecom's entry: 1998;
Core activity: provision of local telephony services by using radio access equipment.

ZAO NIZHEGORODSKYI RADIO TELEPHONE

Full name: Closed Joint Stock Company NIZHEGORODSKYI RADIOTELEPHONE;
Location: Dom Svyazi, M. Gorky square, Nizhny Novgorod city, Russia;
Registration date: 26.08.1999;
Year of OJSC VolgaTelecom's entry: 1999;
Core activity: provision of local telephony services by using radio access equipment.

ZAO Samara Telecom

Full name: Closed Joint Stock Company Samara Telecom;
Location: Polevaya Street 43, Samara city;
Registration date: 29.03.1996;
Year of OJSC VolgaTelecom's entry: 1996;
Core activity: provision of local telephony services.

Supplement №3.

INFORMATION ABOUT THE COMPANY'S COMPLIANCE WITH CORPORATE GOVERNANCE CODE

1. Information about the Company's Corporate Governance Code.

OJSC VolgaTelecom's Corporate Governance Code was approved by the Company's Board of directors on March 11, 2004; modifications were introduced on September 24, 2004, May 20, 2005 and September 20, 2006.

The principles and the rules of OJSC VolgaTelecom's Corporate Governance Code meet international standards of corporate governance practices and contain requirements to the functioning of the Company's management and control bodies and to compliance with high ethic standards and business communication culture by all persons of the Company.

By approving Corporate Governance Code as one of fundamental regulatory document, the Company assumed the liability to improve the Company's corporate governance in accordance with the principles ensuring:

- Real opportunity for shareholders to exercise their rights related to participation in the Company;
- Equal treatment of shareholders possessing the shares of the same type (category), including minority and non-resident shareholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors of the activity of the Company's executive bodies, and also the accountability of the Board of directors' members to the Company's shareholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's day-to-day operations to ensure its long-term, stable development and shareholders' obtaining benefit from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information about the Company, including about its financial position, economic indicators, the structure of property and management, essential corporate actions in order to ensure the capability to take informed decisions by the Company's shareholders and investors;
- Efficient control of the Company's financial-economic activity in order to protect the rights and legitimate interests of shareholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to ensure the increase in the Company's value, including the growth of its assets, the price of shares and other securities, improving its image.

On June 22, 2007 the annual general meeting of shareholders elected the Company's Board of directors by cumulative voting to the number of 11 persons. The following five members of OJSC VolgaTelecom's Board of directors are recognized as independent directors: V.A. Andreev, A.A. Gavrilenko, V.V. Degtyarev, E.P. Enin and O.R. Fedorov. Besides independent directors the Board of directors comprises one executive director (OJSC VolgaTelecom General Director S.V. Omelchenko) and five non-executive directors. In experts' opinion, such composition of the Board of directors is balanced which enables the Board of directors to make informed and efficient decisions and contributes to respecting the interests of all Company's shareholders. OJSC VolgaTelecom Board of directors is composed of persons having knowledge and professional experience in the sphere of strategic and financial

management, financial accounting, corporate governance and law, as well as in the Company's specific areas.

In 2007 Sergey Ivanovich Kuznetsov was again elected the Chairman of the Board of directors which shows the Board of directors' striving to follow the chosen path of long-term goal-oriented development of the Company.

The pre-requisite of the Board of directors' efficient functioning is the establishment of the Board of directors' Committees. The Committees are designed for preliminary consideration of the most fundamental issues referred to the Board of directors' competencies, and for preparation of recommendations for the Board of directors for making decisions on them.

The Board of directors' Committee for Audit is established for consideration of issues of interaction between the Company and its external independent auditor, financial statements, assessment of internal control system efficiency and other issues.

The Board of directors' Staff and Rewards Committee is established for preliminary consideration of issues related to defining criteria of selecting nominees to the Board of directors and the Company's executive management, assessment of their work and setting their remuneration.

Besides, OJSC VolgaTelecom established Strategic Development Committee and Corporate Governance Committee. The competencies of these committees are defined with due account for recommendations of international and Russian best practice of corporate governance and include a wide range of issues related to appropriate aspects of the Company's activity.

The activity of each Committee is regulated by a special Regulation which sets forth the objectives of Committee's establishment and its functions, its composition and formation procedure, procedure of holding committee meetings and cooperation with other management bodies of the Company, as well as rights and duties of Committee's members.

Since August 19, 2004 the institute of corporate secretary is effective in OJSC VolgaTelecom. The corporate secretary is an authorized person whose tasks are to ensure the compliance with the rules and procedures of corporate governance guaranteeing realization of shareholders' rights and interests by the Company's bodies and executive officers and to organize interaction between the Company and its shareholders. With a view of providing for the effective performance by the corporate secretary of his/her duties, the back office of the Company's corporate secretary was established. The Company's corporate secretary and the back office of the corporate secretary carry out their activity in accordance with applicable law, the Company's Articles of association, the Company's internal documents and also with the resolutions of general meeting of shareholders and the Company's Board of directors.

In accordance with Corporate Governance Code requirements OJSC VolgaTelecom has the service of internal control of the Company's financial-economic activity independent of the Company's executive bodies.

Introduction of corporate governance principles and rules into day-to-day activity contributes to the Company's successful development, expressed in the first instance in long-term perspectives of the Company's development, increase in its investment attractiveness. Steadfast compliance with the Code is intended at establishing and maintaining reliable partnership relations with shareholders, employees, clients and other interested persons of the Company and building up the Company's positive image as a whole.

2. Report on compliance with recommendations of FFMS's Corporate Governance Code.

Table 13.1.

№	Provision of Corporate Governance Code	Complied or not complied	Comment
General meeting of shareholders			
1.	Notification of stockholders on holding of general meeting of stockholders at least 30 days prior to the date of its holding irrespective of the issues included into the agenda, if legislation does not provide for longer period.	Complied	Item 12.12 of the Company's Articles of association.
2.	Availability with the stockholders of possibility to get familiarized with the list of persons entitled to participate in general meeting of stockholders starting from the date of announcing stockholders general meeting holding and till closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – till the end date of voting ballots acceptance.	Complied	Item 7.5. of the Company's Articles of association.
3.	Availability with the stockholders of possibility to get familiarized with the information (materials) subject to provision during the preparation for holding general meeting of stockholders by means of electronic communication facilities, the Internet including.	Complied	The Company publishes the information provided to shareholders at the preparation for the meeting at official web-site in the Internet: www.vt.ru
4.	Availability with a stockholder of possibility to introduce an issue into the agenda of the general meeting of stockholders or to demand the convocation of general meeting of stockholders without providing an extract from the stockholders' register, if his/her rights for the shares are accounted in the system of stockholders' register keeping, and in case if his/her rights for shares are accounted at custody account, - it is sufficient to provide an extract from the custody account to exercise the above rights.	Complied	Item 12.6. of the Company's Articles of association, item 2.6. of the Regulation on the procedure of holding general meeting of the Company's stockholders.
5.	Availability in the Company's Articles of association or in internal documents of the requirement of obligatory presence of the General Director, members of the Management board, members of the Board of directors, members of the Auditing committee and the Company's auditor at the general meeting of stockholders.	Complied	Item 12.17. of the Company's Articles of association, item 3.17. of the Company's Corporate Governance Code.
6.	Compulsory attendance of nominees of general meeting of stockholders during consideration of issues of electing the members of the Board of directors, the General Director, members of the Management board, members of the Auditing committee, and also of the issue of the approval of the joint-stock company's auditor.	Complied	The Company provides for the attendance of nominees to the Company's bodies of management and control at general meeting of stockholders.
7.	Availability in the joint-stock company's internal documents of the procedure of stockholders general meeting participants' registration.	Complied	Items 3.4. and 8.1. of the Regulation on the procedure of holding general meeting of stockholders of the Company.
The Board of directors			
8.	Availability in the joint-stock company's Articles of association of the authority of the Board of directors to approve annual financial-economic plan of the joint-stock company.	Complied	Sub-item 1 of item 13.4 of the Company's Articles of association.
9.	Availability of the joint-stock company's risk management procedure approved by the Board of directors.	Complied	Risk management program was approved by the Company's Board of directors on December 20, 2007.
10.	Availability in the joint-stock company's Articles of	Not applicable	The Company's General Director is not

	association of the Board of directors' right to take a decision to suspend the powers of the General Director being appointed by the stockholders' general meeting.		appointed by shareholders' general meeting.
11.	Availability in the joint-stock company's Articles of association of the Board of directors' right to set requirements to the qualification and to the remuneration size of the General Director, the Management board members, heads of the basic structural subdivisions of the joint-stock company.	Complied	Sub-item 33 of item 13.4; item 14.7; item 15.4. of the Company's Articles of association.
12.	Availability in the joint-stock company's Articles of association of the Board of directors' right to approve the terms and conditions of contracts with the General Director and the Management board members.	Complied	Sub-item 33 of item 13.4 of the Company's Articles of association.
13.	Availability in the joint-stock company's Articles of association or in the internal documents of the requirement that when approving the terms and conditions of contracts with the General Director (managing organization, manager) and with the Management board members, the votes of the Board of directors' members being the General Director and the Management board members are not taken into account at the votes counting.	Complied in part	This requirement is not set forth in internal documents, but it is complied with in practice.
14.	Availability in the composition of the joint-stock company's Board of directors of at least 3 independent directors meeting the requirements of Corporate Governance Code.	Complied	The following directors: V.A. Andreev, V.V. Degtyarev, E.P. Enin, A.A. Gavrilenko and O.R. Fedorov meet the requirements of item 2 of Supplement 1 to the Regulation approved by RF FFMS order № 07-102/пз-н of 09.10.2007.
15.	Non-availability in the composition of the joint-stock company's Board of directors of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Complied	
16.	Non-availability in the composition of the joint-stock company's Board of directors of the persons who are participants, general director (manager), management body members or employees of legal entity competing with the joint-stock company.	Complied	
17.	Availability in the joint-stock company's Articles of association of the requirement of electing the Board of directors by cumulative voting.	Complied	Item 13.2 of the Company's Articles of association.
18.	Availability in the joint-stock company's internal documents of the duty of the Board of directors' members to refrain from actions that will result in or potentially may result in the conflict between their interests and the joint-stock company's interests, and in case of occurrence of such a conflict – of the duty to disclose the information about this conflict to the Board of directors.	Complied	Items 4.20, 4.22 of Corporate Governance Code; item 3.2 of the Regulation on the Board of directors.
19.	Availability in the joint-stock company's internal documents of the duty of the Board of directors' members to notify the Board of directors in writing of the intent to make transaction with the securities of the joint-stock company where they are the Board of directors' members, or with the securities of subsidiary (associated) companies, and also to disclose the information on transactions with such	Complied	Item 4.20. of Corporate Governance Code; Item 3.3 of the Regulation on the Procedure of using the information on OJSC VolgaTelecom activity, on its securities and transactions with them, the specified information not being accessible to the public, and its misuse or disclosure is capable to affect

	securities made by them.		materially the market value of OJSC VolgaTelecom's securities. (Item 6 of Supplement 1 to the Regulation approved by RF FFMS order № 07-102/пз-н of 09.10.2007).
20.	Availability in the joint-stock company's internal documents of the requirement that the Board of directors' meetings should be held at least once in six weeks.	Complied	Item 4.8. of the Company's Corporate Governance Code, item 6.2. of the Regulation on the Company's Board of directors.
21.	Holding of meetings of the joint-stock company's Board of directors during the year for which the joint-stock company's annual report is drawn up with periodicity of at least once in six weeks.	Complied	
22.	Availability in the joint-stock company's internal documents of the procedure of holding the Board of directors' meetings.	Complied	Items 13.10.-13.16. of the Articles of association, Article 6 of the Regulation on the Company's Board of directors.
23.	Availability in the joint-stock company's internal documents of the provision that it is necessary for the Board of directors to approve the joint-stock company's transactions for the amount of 10 and more per cent of the joint-stock company's assets value, excluding the transactions made in the normal course of business.	Complied	Sub-items 19 and 20 of item 13.4. of the Company's Articles of association.
24.	Availability in the joint-stock company's internal documents of the right of the Board of directors' members to receive information required for their functions exercise from executive bodies and heads of basic structural subdivisions of the joint-stock company, and also of the responsibility for non-providing such information.	Complied	Item 3.4. of the Regulation on the Company's Board of directors. Item 5.7. of the Company's Corporate Governance Code.
25.	Availability of the Board of directors' committee for strategic planning or assignment of the said committee functions to other committee (except for the committee for audit and for the staff and rewards committee).	Complied	Item 4.24. of the Company's Corporate Governance Code. The Board of directors established strategic development committee.
26.	Availability of the Board of directors' committee (committee for audit) which recommends the joint-stock company's auditor to the Board of directors and interacts with the auditor and the joint-stock company's auditing committee.	Complied	Item 4.24. of the Company's Corporate Governance Code, The Board of directors established the Committee for Audit. (item 3 of Supplement 1 to the Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007).
27.	Availability in the composition of the committee for audit of only independent and non-executive directors.	Complied	The composition of the Committee for Audit comprises 2 independent and 1 non-executive directors. (item 3 of Supplement 1 to the Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007).
28.	The committee for audit should be headed by an independent director.	Complied	The Chairman of the Committee is V.V. Degtyarev (item 3 of Supplement 1 to the Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007).
29.	Availability in the joint-stock company's internal documents of the right of access of all members of the committee for audit to any documents and information of the joint-stock company provided they do not disclose confidential information.	Complied	Item 4.22. of the Company's Corporate Governance Code. Item 3.2.4. of the Regulation on the Company's Board of directors.
30.	Establishment of the committee of the Board of directors (staff and rewards committee), its function being defining criteria of selecting nominees to the	Complied	Item 4.23. of the Company's Corporate Governance Code, (Item 4 of Supplement 1 to the

	Board of directors and formulation of the joint-stock company's policy in remuneration area.		Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007).
31.	Staff and rewards committee should be headed by an independent director.	Complied	The Chairman of the Committee is E.P. Enin (Item 4 of Supplement 1 to the Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007).
32.	Non-availability of the joint-stock company's executive officers in the composition of the staff and rewards committee.	Complied	Item 4 of Supplement 1 to the Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007.
33.	Establishment of risk committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Complied	Strategic Development Committee.
34.	Establishment of corporate conflict settlement committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Complied	Corporate Governance Committee. Item 3.5. of Regulations for corporate conflicts resolution of the Company
35.	Non-availability of the joint-stock company's executive officers in the composition of the corporate conflict settlement committee.	Complied	Corporate Governance Committee does not comprise the Company's executive officers.
36.	Corporate conflict settlement committee should be headed by an independent director.	Complied in part	The committee is headed by non-executive director A.B. Grigorieva.
37.	Availability of the joint-stock company's internal documents providing for the procedure of formation and operation of the Board of directors' committees, the documents being approved by the Board of directors.	Complied	Regulations on the Committees of Company's Board of directors.
38.	Availability in the joint-stock company's Articles of association of the procedure of defining the Board of directors' quorum allowing for providing for compulsory participation of independent directors in the Board of directors' meetings.	Complied in part	Items 13.6; 13.7; 13.12; 13.13 of the Company's Articles of association.
Executive bodies			
39.	Availability of collegial executive body (the Management board) of the joint-stock company.	Complied	Article 14 of the Company's Articles of association, (Item 5 of Supplement 1 to the Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007).
40.	Availability in the joint-stock company's Articles of association or internal documents of the provision of the necessity of the Management board's approval of real property transactions, of the joint-stock company's raising credits, if the specified transactions are not related to material transactions and their making is not related to the joint-stock company's normal course of business.	Complied	Sub-item 5 of item 14.4. of the Company's Articles of association. Real property transactions approval is within the competencies of the Board of directors, the Company's Management board considers these issues at preparation of materials for the Board of directors' meetings.
41.	Availability in the joint-stock company's internal documents of procedure of approval of operations falling outside the scope of the joint-stock company's financial-economic plan.	Complied	Sub-item 2 of item 13.4. of the Company's Articles of association.
42.	Non-availability in the composition of the Company's executive bodies of the persons who are a participant, general director (manager), management body member or an employee of legal entity competing with the joint-stock company.	Complied	
43.	Non-availability in the composition of the joint-stock company's executive bodies of the persons who were found guilty of committing offences in the area of	Complied	

	economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market. If the functions of single executive body are carried out by a managing organization or by a manager – compliance of general director and members of management board of managing organization or a manager with the requirements to the General Director and Management board members of the joint-stock company.		
44.	Availability in the joint-stock company's Articles of association or internal documents of prohibition for a managing organization (a manager) to carry out similar functions in a competing company, and also to be in any other property relations with the joint-stock company apart from rendering the services of a managing organization (a manager).	The management pattern is not applicable.	
45.	Availability in the joint-stock company's internal documents of executive bodies' duty to refrain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the joint-stock company's interests, and in case of such conflict occurrence – the duty to inform the Board of directors about it.	Complied	Item 5.6. of the Company's Corporate Governance Code.
46.	Availability in the joint-stock company's Articles of association or internal documents of the criteria of selection of a managing organization (a manager).	The management pattern is not applicable.	
47.	Provision by the joint-stock company's executive bodies of monthly reports on their operations to the Board of directors.	Complied	
48.	Establishing responsibility for the breach of provisions about using confidential and insider information in the contracts concluded by the joint-stock company with the General Director (a managing organization, a manager) and the Management board members.	Complied	Item 3.1.10 of labor contract with the General Director, item 3.1.7. of labor contracts with Management board members and also the Regulation on the protection of the Company's confidential information.
The Company's secretary			
49.	Availability in the joint-stock company of a special executive officer (the Company's secretary), whose task is to ensure the compliance of the joint-stock company's bodies and executive officers with the procedural requirements guaranteeing exercising rights and legitimate interests of the Company's stockholders.	Complied	Regulation on the corporate secretary and the back office of the corporate secretary.
50.	Availability in the joint-stock company's Articles of association or internal documents of the procedure of appointment (election) of the Company's secretary and the functions of the Company's secretary.	Complied	Article 16 of the Company's Articles of association.
51.	Availability in the joint-stock company's Articles of association of the requirements to the candidacy of the Company's secretary.	Complied	Item 2.4. of the Regulation on the corporate secretary and the back office of the corporate secretary.
Material corporate actions			
52.	Availability in the joint-stock company's Articles of association or internal documents of the requirement to approve a revenue-intensive transaction prior to its making.	Complied	Sub-item 19 of item 13.4 of the Company's Articles of association.
53.	Obligatory involvement of independent appraiser for the assessment of market value of property being the subject of a revenue-intensive transaction.	Complied	

54.	Availability in the joint-stock company's Articles of association of the prohibition to take any actions during the acquisition of large blocks of joint-stock company's shares (takeover); the actions being meant for the protection of interests of executive bodies (members of these bodies) and the members of the joint-stock company's Board of directors, and also aggravating the situation of the stockholders as compared with the existing one (in particular, the prohibition for the Board of directors to make the decision of the issue of additional shares, of the issue of securities convertible into shares or securities granting the right of acquisition of the Company's shares, even if the right to take such a decision is granted to it by the Articles of association, before the end of the expected period of shares acquisition).	Not complied	The availability of direct prohibition to violate rights is needless, as the absence in the Articles of association of provisions on the possibility of actions aimed at safeguarding interests of executive bodies (members of these bodies), members of the Board of directors and others shows the impossibility of taking such actions.
55.	Availability in the joint-stock company's Articles of association of "the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	Complied	Item 2.1.8. of Procedural rules of preparation and provision of information (materials) on the issues proposed to the Board of directors, the Board of directors' committees and the Company's Management board.
56.	The lack in the joint-stock company's Articles of association of the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them (issuing securities convertible into ordinary shares) during the takeover.	Complied	
57.	Availability in the joint-stock company's Articles of association or internal documents of the requirement of obligatory involvement of an independent appraiser for determination of shares conversion ratio during the Company's restructuring.	Not complied	Item 2.1.8. of Procedural rules of preparation and provision of information (materials) on the issues proposed to the Board of directors, the Board of directors' committees and the Company's Management board.
Information disclosure			
58.	Availability of internal document approved by the Board of directors defining the rules and approaches of the joint-stock company to the information disclosure (Regulation on information policy).	Complied	Regulation on information policy is approved by the Board of directors on June 27, 2005. (item 7 of Supplement 1 to the Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007).
59.	Availability in the joint-stock company's internal documents of the requirement to disclose the information on the purposes of shares placement, on the persons who are going to acquire the shares being placed, including a large block of shares, and also on the fact if top executive officers of the joint-stock company are going to participate in the acquisition of the Company's shares being placed.	Complied	Item 7.4. of the Company's Corporate Governance Code.
60.	Availability in the joint-stock company's internal documents of the list of information, documents and materials that should be provided to the stockholders for the solution of issues of stockholders' general meeting.	Complied	Item 12.13 of the Company's Articles of association; Item 3.7. of article 3 of Regulation on information policy of OJSC VolgaTelecom.
61.	Availability with the joint-stock company of Internet web-site and regular disclosure of information about the joint-stock company at this web-site.	Complied	The Company has Internet web-site: www.vt.ru, where the information about the Company is regularly disclosed.
62.	Availability in the joint-stock company's internal documents of the requirement to disclose information on the joint-stock company's transactions with persons who as per the Articles of association are top	Complied	Article 5 of Regulation on information policy of OJSC VolgaTelecom.

	executive officers of the joint-stock company, and also on the joint-stock company's transactions with organizations where the joint-stock company's top executive officers directly or indirectly own 20 and more per cent of the joint-stock company's authorized capital or which may be materially affected by such executive officers:		
63.	Availability in the joint-stock company's internal documents of the requirement to disclose information on all transactions that may affect the market value of the joint-stock company's shares.	Complied	Item 7.5. of Corporate Governance Code.
64.	Availability of the internal document, approved by the Board of directors, for using essential information about the joint-stock company's operations, shares and other securities of the Company and transactions with them; this information is not publicly accessible and its disclosure may materially affect the market value of shares and other securities of the joint-stock company.	Complied	Regulation on the procedure of using the information on OJSC VolgaTelecom activity, on its securities and transactions with them, the information not being publicly accessible and its misuse or disclosure is capable to affect materially the market value of OJSC VolgaTelecom's securities was approved by the Board of directors on June 27, 2005. (Item 8 of Supplement 1 to the Regulation approved by RF FFMS order №07-102/пз-н of 09.10.2007).
Control of financial and economic activity			
65.	Availability of procedures of internal control of the joint-stock company's financial-economic activity, these procedures being approved by the Board of directors.	Complied	The Company's Board of directors approved: - Regulation on the procedures (system) of internal control of OJSC VolgaTelecom (minutes № 35 of 29.06.2005); - Regulation on integrated audits of OJSC VolgaTelecom (minutes № 32 of 19.05.2006). (Item 9 of Supplement 1 to the Regulation approved by RF FFMS order № 07-102/пз-н of 09.10.2007).
66.	Availability of the joint-stock company's special sub-division ensuring the compliance with the procedures of internal control (auditing service).	Complied	The functions of subdivision ensuring the compliance with internal control procedures are exercised by the Department of internal audit.
67.	Availability in the joint-stock company's internal documents of the requirement that the structure and the composition of auditing service of the joint-stock company is to be defined by the Board of directors.	Complied	Sub-item 18 of item 13.4 of the Company's Articles of association.
68.	Non-availability in the auditing service composition of persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Complied	
69.	Non-availability in the auditing service composition of the persons who are members of the joint-stock company's executive bodies, and also of persons who are participants, general director (manager), management body members or employees of legal entity competing with the joint-stock company.	Complied	
70.	Availability in the joint-stock company's internal documents of established period for submission of	Complied	The time for submission of documents and materials for assessment of carried

	documents and materials to the auditing service for the purpose of assessment of carried out financial-economic operation, and also established responsibility of the joint-stock company's executive officers and employees for their non-submission at date designated.		out financial-economic operation to the Department of internal audit is provided in item 3.2.2 of Procedural rules of arranging and conducting integrated audits of OJSC VolgaTelecom's regional subsidiaries, item 3.2.2 of Procedural rules of arranging and conducting integrated audits of OJSC VolgaTelecom's structural subdivisions. The responsibility is provided for by item 4.5. of Procedural rules of arranging and conducting integrated audits of OJSC VolgaTelecom's regional subsidiaries, item 4.5 of Procedural rules of arranging and conducting integrated audits of OJSC VolgaTelecom's structural subdivisions.
71.	Availability in the joint-stock company's internal documents of the duty of auditing service to inform the committee for audit, and in case of its non-availability, the joint-stock company's Board of directors about identified violations.	Complied	Items 4.6., 5.9., 8.4.6. of the Regulation on the Company's Department of internal audit.
72.	Availability in the joint-stock company's Articles of association of the requirement of preliminary assessment by auditing service of the expediency of making operations not envisaged by the joint-stock company's financial-economic plan (non-standard operations).	Complied	Item 2.1.2. of Procedural rules of preparation and provision of information (materials) on the issues proposed to the Board of directors, Board of directors' committees and the Management board of the Company.
73.	Availability in the joint-stock company's internal documents of the procedure of approval of non-standard operations by the Board of directors.	Complied	Sub-item 2 of item 13.4. of the Company's Articles of association, Labor contract with the Company's General Director.
74.	Availability of the internal document approved by the Board of directors defining the procedure of conducting the audits of the joint-stock company's financial-economic operations by the Auditing committee.	Complied	Regulation on the Company's Auditing committee, approved on March 26, 2003 by joint (extraordinary) general meeting of shareholders.
75.	Assessment of the auditor's opinion by the Committee for audit before its presentation to shareholders at general meeting of stockholders.	Complied	Item 2.2.1 of the Regulation on the Committee for audit.
Dividends			
76.	Availability of the internal document approved by the Board of directors and which is followed by the Board of directors when adopting recommendations about dividend size (Regulation on dividend policy).	Complied	Regulation on the Company's dividend policy was approved by the Board of directors on March 30, 2005.
77.	Availability in the Regulation on dividend policy of the procedure of defining the minimum share of the joint-stock company's net profit allocated for dividends payment, and of the terms and conditions under which preferred dividends are not paid or are paid not in full, their size being defined in the joint-stock company's Articles of association.	Complied	Articles 3, 8 of the Regulation on the Company's dividend policy.
78.	Publication of data on the joint-stock company's dividend policy and amendments introduced into it in the periodical provided for by the joint-stock company's Articles of association for publication of communications about holding of general meetings of stockholders, and also posting of these data at the joint-stock company's web-site in the Internet.	Complied	The resolution of general meeting of stockholders on the Company's dividend pay-out is published in the periodical provided for by the joint-stock company' Articles of association, and also the said data are posted at the joint-stock company's web-site in the Internet.

The information is presented in accordance with "Recommended practice on the structure and the form of presentation of information on compliance with the Code of Corporate Governance in annual reports of joint-stock companies" approved by RF FFMS order № 03-849/p of 30.04.2003.

As OJSC VolgaTelecom's securities are included in quotation lists "A" of Russian stock exchanges and are put out to tender, the compliance with the requirements of the Regulation on activity of trade organizing at the securities market approved by RF FFMS order №07-102/пз-н of 09.10.2007 is mandatory for the Company.

12g3-2(b)

VolgaTelecom's dividends calculation

№	Item description	Measure unit	2006	2007 inclusive of 15,8% from recommendations	Growth rate
1	2	3			
1.	**Net profit** (undistributed profit of the reporting period)	RUR	2 453 587 715,73	3 323 107 674,00	
2.	The amount of net profit allocated for payment of dividends on preferred A type shares	RUR	245 359 931,50	332 310 767,40	135,4%
	The same in % to net profit	%	10,00%	10,00%	
3.	**Quantity of preferred A type shares, total** Of which:	Pieces	81 983 404,00	81 983 404,00	
	a) in the Company's balance (or redeemed upon the requisition of shareholders, subject to repayment)	-"-	0,00	0,00	
	b) quantity of preferred A type shares taken for dividends calculation (item 3 minus item "a")	-"-	81 983 404,00	81 983 404,00	
	c) being state-owned property	-"-			
4.	The size of dividend per one preferred A type share	RUR	2,9928	4,0534	
5.	The amount of net profit allocated for payment of dividends on ordinary shares	RUR	388 041 625,18	525 051 012,49	135,3%
	The same in % to net profit	%	15,82%	15,80%	
6.	**Quantity of ordinary shares, total** Of which:	Pieces	245 969 590,00	245 969 590,00	
	a) in the Company's balance (or redeemed upon the requisition of shareholders, subject to repayment)	-"-	0,00	0,00	
	b) quantity of ordinary shares taken for dividends calculation (item 6 minus item "a") of which:	-"-	245 969 590,00	245 969 590,00	
	1) being state-owned property	-"-			
	2) belonging to OJSC Svyazinvest	-"-			
7.	The size of dividend per one ordinary share	RUR	1,5776	2,1346	
8.	**Total amount for dividends payment**	RUR	633 401 556,68	857 361 779,89	135,4%
	[illegible]	%	[illegible]	[illegible]	

1253-2(b)

(Translation from Russian)

RECEIVED

EXTRACT FROM MINUTES № 20

Of the session of OJSC VolgaTelecom Board of directors held the form of absentee vote

March 5, 2008 Nizhny Novgorod city

11 persons were elected to the Board of directors: Andreev V.A., Bilibin Y.A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Kuznetsov S.I, Omelchenko S.V., Savchenko V.D. and Fedorov O.R.

10 persons took part in the session: Kuznetsov S.I, Andreev V.A., Bilibin Y.A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Omelchenko S.V. and Savchenko V.D.

THE AGENDA:

1. Consideration of OJSC VolgaTelecom shareholders' proposals about recommendation of nominees to the Company's Board of directors and Auditing committee for the annual general meting of shareholders.

I. Consideration of OJSC VolgaTelecom shareholders' proposals about recommendation of nominees to the Company's Board of directors and Auditing committee for the annual general meting of shareholders.

With due account for the recommendation of the Committee for corporate governance the Board of directors DECIDED:

1. To recognize as qualified the proposals of the following VolgaTelecom's shareholders:

- Open Joint Stock Company "Investment company of communications";
- ZAO "Leader" (the company for administration of assets of pension fund);
- "DCL-KF Corporation" jointly with: Lindsell Enterprises Limited; Reardon Enterprises Ltd.; Pruett Enterprises Limited; BROADHURST INVESTMENTS LIMITED; ZAO "Management company UralSib" "Trust Management" being: Management company of interval unit investment trust of stocks of "LUKOIL Fund of Promising investments" being operated by ZAO "MC UralSib", Management company of interval unit investment trust of stocks of "LUKOIL Fund of Industry investments" being operated by ZAO "MC UralSib", Management company of mutual unit investment trust of stocks of "LUKOIL Fund First" being operated by ZAO "MC UralSib", Management company of interval unit investment trust of hybrid investments of "LUKOIL Fund Professional" being operated by ZAO "MC UralSib", in the aggregate possessing more than 2% of VolgaTelecom's voting shares;
- Stat'in Vladimir Anatolievich, ZAO "Management company "TRANSFINGROUP", ZAO "Management company "Interfin CAPITAL", KIT Fortis Investment Management (OAO)./ Trust Management of mutual init investment trust of stocks of "KIT Fortis – Russian telecommunications", KIT Fortis Investment Management (OAO)/ Trust Management of mutual unit investment trust of stocks of "KIT Fortis – MICEX Index", Limited Liability Company "Management company "Alfa-Capital", ZAO "MC Management-Center" ("Trust Management") (interval unit investment trust "High technologies"), ZAO "MC Management-Center" ("Trust Management") (Closed unit investment trust "IT"), ZAO "MC Management-Center" ("Trust Management") (interval unit investment trust of hybrid investments "NFPR&R", ZAO "Leader" (the company for administration of assets of pension fund), in the aggregate possessing more than 2% of VolgaTelecom's voting shares,

about recommendation of nominees to the Board of directors of OJSC VolgaTelecom for the election at the annual general meeting of shareholders.

2. To include the following persons into the list of nominees for the election to OJSC VolgaTelecom Board of directors at the annual general meeting of shareholders:

1. Andreev Vladimir Alexandrovich
2. Bagachenko Kirill Mikhailovich
3. Belyakova Natalia Yurievna
4. Bobkov Fedor Pavlovich
5. Brylkov Vladislav Victorovich
6. Bugaenko Valeryi Nikolaevich
7. Vinokurova Evgeniya Sergeevna
8. Gavrilenko Anatolyi Anatolievich
9. Grigorieva Alla Borisovna
10. Enin Evgenyi Petrovich
11. Zaitsev Evgenyi Yurievich
12. Zyuzin Oleg Borisovich
13. Il'ina Elena Vladimirovna
14. Kalin Alexander Borisovich
15. Kerber Sergey Mikhailovich
16. Kokin Andrey Anatolievich
17. Kuznetsov Sergey Ivanovich
18. Kulikov Denis Victorovich
19. Molchanov Mikhail Evgenievich
20. Morozov Andrey Vladimirovich
21. Omelchenko Sergey Valerievich
22. Prass Pavel Igorevich
23. Savchenko Victor Dmitrievich
24. Sadova Elena Nikolaevna
25. Sementsov Sergey Pavlovich
26. Seregin Oleg Valentinovich
27. Stat'in Vladimir Anatolievich
28. Tukhkur Alexey Ernestovich
29. Tushunov Dmitry Yurievich
30. Fedorov Oleg Romanovich
31. Shchegolikhin Anton Anatolievich
32. Yunkin Pavel Olegovich

Voting: "AYE" – 10; "Negative" – none; "Abstain" – none.
In accordance with item 13.7. of the Company's Charter **THE DECISION WAS ADOPTED.**

The Chairman of OJSC VolgaTelecom
Board of directors signature S.I. Kuznetsov
The Company's Corporate secretary N.I. Pokrovskaya
The date of the minutes drawing up: March 5, 2008.

The extract is true and correct.
The Company's Corporate secretary N.I. Pokrovskaya

1253-2(6)

Data on nominees to OJSC VolgaTelecom's Board of directors

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Share ownership during the reporting year	Availability of nominee's consent
1.	Andreev Vladimir Alexandrovich	1951	Higher education, Kuibyshev electrotechnical institute of communications; Moscow technical university of communications and IT; received instructions and trained in specialized telecommunications training centers in England, France and Germany; Doctor of Engineering Science, professor.	Rector of State educational institution of postsecondary vocational education "Povolzhsky state academy of telecommunications and informatics"	Member of the Board of directors of: OJSC VolgaTelecom. Member of International society "International society of engineers-opticians SPIE". Member of Board of rectors of Samara oblast Institutions of Higher Education. Vice-president of Non-government Educational Institution Povolzhsky association of engineers and telecommunications "TELEINFO". Chairman of editorial board, editor in chief of science-engineering and information-analytical magazine "Infocommunications technologies" (Samara city). Chairman of editorial board of "Telecommunications field of regions" magazine. Member of editorial board of science-engineering magazines: "Herald of communication", "Electric communication" (Moscow). Member of editorial board of science-engineering magazine "Physics of wave processes and radiotechnical systems".	The Russian Federation	Does not hold the Company's shares	Consent was given
2.	Bagachenko Kirill Mikhailovich	1985	Higher education, Saint Petersburg university of economics and finance, specialty – finance and credit	Asset manager of "KIT Fortis Investments" (OAO)	None	The Russian Federation	Does not hold the Company's shares	Consent was given
3.	Belyakova Natalia Yurievna	1970	Higher education, Saint Petersburg forest-technical academy; Institute of economics and finance	Deputy to the director of the Department of economics and finance of OJSC Svyazinvest	Member of the Board of directors of: OJSC "Russian telecommunications network", OJSC "Health complex "Orbita". Member of Auditing committee of: OJSC Rostelecom, OJSC North-West Telecom.	The Russian Federation	Does not hold the Company's shares	Consent was given

4.	Bobkov Fedor Pavlovich	1971	Higher education, Kostroma Institute of Technology	Director of regional subsidiary "Marcoregion "Povolzhie Severo-Zapad" of OJSC "Mobile TeleSystems"	None	The Russian Federation	Does not hold the Company's shares	Consent was given
5.	Brylkov Vladislav Victorovich	1970	Higher education, Naval academy after M.V. Frunze	First deputy to the General Director of Closed Joint Stock Company "Leader" (the Company for administration of assets of pension fund)	Member of the Board of directors of: OJSC "Specialized design office of repair and reconstruction", OJSC "Mosenergosbyt", OJSC "Shaturtorf".	The Russian Federation	Does not hold the Company's shares	Consent was given
6.	Bugaenko Valeryi Nikolaevich	1951	Higher education, Kharkov engineering academy; military academy after F.E. Dzerzhinsky; training corps of defense and security executive staff of military academy of Central Command of RF Armed Forces	Head of Federal Communications Agency	None	The Russian Federation	Does not hold the Company's shares	Consent was given
7.	Vinokurova Evgeniya Sergeevna	1982	Higher education, Saint Petersburg state university of economics and finance; Pierre Mendes France University	Chief of sector of financial policies and liquidity management of OJSC Svyazinvest	None	The Russian Federation	Does not hold the Company's shares	Consent was given

8.	Gavrilenko Anatolyi Anatolievich	1972	Higher education. Moscow State University after M.V. Lomonosov, specialties - economic cybernetics and civil law	General Director of Closed Joint Stock Company " Leader" (the Company for administration of assets of pension fund)	Member of the Board of directors of: CJSC "Leader", OJSC Unified machine-building plants (Uralmash-Izhora Group), OJSC "Moscow heating network company", OJSC "Moscow city electric network company", OJSC "Moscow incorporated electric network company", "Gazprombank" (open joint-stock company), OJSC Rostelecom, OJSC VolgaTelecom, OJSC CIBUR-holding, OJSC Salavatnefteorgsintez, OJSC Mosenergo.	The Russian Federation	Does not hold the Company's shares	Consent was given
9.	Grigorieva Alla Borisovna	1967	Higher education, Alma-Ata institute of national economy	Deputy to the director of corporate governance and legal support Department of OJSC Svyazinvest	Member of the Board of directors of: OJSC VolgaTelecom, OJSC Uralsvyazinform. Member of partnership: Non-commercial partnership "Russian institute of directors".	The Russian Federation	Share in authorized capital - 0,00122%; Share of ordinary stock - 0,00082 %	Consent was given
10.	Enin Evgenyi Petrovich	1958	Higher education. Leningrad State University after A.A. Zhdanov	Deputy to the director of Non-commercial Partnership "Russian Institute of Directors"	Member of the Board of directors of: OJSC VolgaTelecom,, OJSC Southern Telecommunications Company.	The Russian Federation	Does not hold the Company's shares	Consent was given
11.	Zaitsev Evgenyi Yurievich	1969	Higher education, Moscow textile institute, specialty – engineer of chemical-technological processes automation; Finance academy with RF Government, specialty – finance and credit; MIBRIS business school, MBA of London Guildhall University	General Director of Closed Joint Stock Company "KapitalЪ Asset Management"	None	The Russian Federation	Does not hold the Company's shares.	Consent was given
12.	Zyuzin Oleg Borisovich	1966	Higher education. Pushkin Academy of radioelectronics of air	Chief of IT Department of Closed Joint Stock Company "Leader" (the Company for administration of assets of	Member of the Board of directors of: OJSC Southern Telecommunications Company.	The Russian Federation	Does not hold the Company's shares	Consent was given

			defense	pension fund)				
13.	Il'ina Elena Vladimirovna	1964	Higher education, Leningrad polytechnical institute after M.I. Kalinin	General Director of Open Joint Stock Company "Specialized depositary "INFINITUM"	None	The Russian Federation	Does not hold the Company's shares	Consent was given
14.	Kalin Alexander Borisovich	1968	Higher education, Moscow engineering-physics institute	General Director of LLC "Alor Group"	Deputy to General Director of CJSC "Alor Invest".	The Russian Federation	Does not hold the Company's shares	Consent was given
15.	Kerber Sergey Mikhailovich	1972	Higher education, Moscow State University after M.V. Lomonosov, specialty – economist-mathematician	Investment director of Closed Joint Stock Company "Leader" (the Company for administration of assets of pension fund)	Member of the Board of directors of: OJSC "ArcTel", OJSC "Mosteplosetenergoremont".	The Russian Federation	Does not hold the Company's shares	Consent was given
16.	Kokin Andrey Anatolievich	1970	Higher education, Saint Petersburg state university of economics and finance, specialty – finance and credit	Deputy to the General Director – development director of Closed Joint Stock Company "Leader" (the Company for administration of assets of pension fund)	Member of the Board of directors of: OJSC "Mosenergosbyt", OJSC "Moscow incorporated electric network company", OJSC "Mosteplosetenergoremont".	The Russian Federation	Does not hold the Company's shares	Consent was given
17.	Kuznetsov Sergey Ivanovich	1953	Higher education, North-West corresponding polytechnic institute; Columbia university business school (NY); Business school of Fuke university of business management	Chairman of OJSC VolgaTelecom's Board of directors	Chairman of the Board of directors of : CJSC "BaltAvtoPoisk", OJSC VolgaTelecom. Member of the Board of directors of: OJSC Rostelecom, OJSC CenterTelecom, OJSC Sibirtelecom.	The Russian Federation	Does not hold the Company's shares	Consent was given
18.	Kulikov Denis Victorovich	1975	Higher education, Moscow state law academy	Deputy to the executive director of Association for investors rights protection	Member of the Board of directors of: OJSC Southern Telecommunications Company, OJSC "OGK-5", OJSC "OGK-2", OJSC "MRSK YUG".	The Russian Federation	Does not hold the Company's shares	Consent was given
19.	Molchanov Mikhail Evgenievich	1969	Higher education, Ural institute of stock market	General Director of LLC "Alor+"	None	The Russian Federation	Does not hold the Company's shares	Consent was given
20.	Morozov Andrey Vladimirovich	1978	Higher education, Russian Law Academy, specialty - jurisprudence	Chief of legal sector of Moscow's representation office of "NCH Advisors, Inc."	Member of the Board of directors of: Association for investors rights protection. Member of BoD corporate governance committee of: OJSC North-West Telecom.	The Russian Federation	Does not hold the Company's shares	Consent was given

					OJSC VolgaTelecom. Member of BoD strategic development of: OJSC Uralsvyazinform.			
21.	Omelchenko Sergey Valerievich	1963	Higher education, Novocherkassk military academy	OJSC VolgaTelecom General Director	Chairman of the Board of directors of: ZAO NSS, ZAO Orenburg-GSM. Member of the Board of directors of: OJSC VolgaTelecom. Member of Partnership Council of: Non-commercial partnership "Center for investigations of telecommunications development problems". Chairman of the Management Board of: OJSC VolgaTelecom.	The Russian Federation	Does not hold the Company's shares	Consent was given
22.	Prass Pavel Igorevich	1971	Higher education, Saratov state technical university	Director of strategic development of Open Joint Stock Company "Specialized depositary "INFINITUM"	Project director of LLC "Alor group" (pluralistically) General Director of LLC "Universal broker" (pluralistically)	The Russian Federation	Does not hold the Company's shares	Consent was given
23.	Savchenko Victor Dmitrievich	1960	Higher education, Moscow State University after M.V. Lomonosov, specialty - jurisprudence	Executive director – director of the Department of corporate governance and legal support of OJSC Svyazinvest	Member of the Board of directors of: OJSC MGTS, OJSC Center Telecom. OJSC VolgaTelecom.	The Russian Federation	Does not hold the Company's shares	Consent was given

24.	Sadova Elena Nikolaevna	1964	Higher education. Kuibyshev aeronautical institute; Finance academy with RF Government	General Director of CJSC "Alor Invest"	None	The Russian Federation	Does not hold the Company's shares	Consent was given
25.	Sementsov Sergey Pavlovich	1954	Higher education, Moscow State University after M.V. Lomonosov, specialty – economist-mathematician; Ph.D. (economics)	Deputy to the General Director of CJSC Energy Consulting Management	None	The Russian Federation	Share of ordinary stock - 0,00124%	Consent was given
26.	Seregin Oleg Valentinovich	1974	Higher education, Moscow state technical university after N.E. Bauman; Finance academy with RF Government, specialty – finance and credit	General Director of CJSC Management Company "Interfin KAPITAL"	None	The Russian Federation	Does not hold the Company's shares	Consent was given
27.	Stat'in Vladimir Anatolievich	1959	Higher education, Postgraduate courses at Academy of labor and social relations	General Director of Non-commercial Partnership "Association for Protection of Interests of Shareholders of Enterprises and Organizations"	Member of the Board of directors of: OJSC "Volgograd backbone networks", OJSC Uralsvyazinform, OJSC Dalsvyaz. General Director of: LLC "East-West Securities".	The Russian Federation	Share in authorized capital - 0,00002%; Share of ordinary stock - 0,00002%	Consent was given
28.	Tukhkur Alexey Ernestovich	1967	Higher education, Moscow physics-technical institute; Moscow State University after M.V. Lomonosov	First deputy to the General Director of LLC "Management Company Alfa-Capital"	None	The Russian Federation	Does not hold the Company's shares	Consent was given
29.	Tushunov Dmitry Yurievich	1964	Higher education, Moscow State University after M.V. Lomonosov	Chief of analytical department – Chief economist of Closed Joint Stock Company "Leader" (the Company for administration of assets of pension fund)	Member of the Board of directors of: OJSC "Specialized depositary "INFINITUM", OJSC "Moscow heating network company", OJSC Uralsvyazinform, OJSC "Mosenergosbyt", OJSC "Mosteplosetenergoremont", OJSC "Moscow city electric network company".	The Russian Federation	Does not hold the Company's shares	Consent was given

30.	Fedorov Oleg Romanovich	1968	Higher education, Moscow State University after M.V. Lomonosov	Executive director of corporate finance Department of LLC Deutsche Bank	Member of the Board of directors of: OJSC VolgaTelecom, Association for investors rights protection.	The Russian Federation	Does not hold the Company's shares	Consent was given
31.	Shchegolikhin Anton Anatolievich	1969	Higher education, Finance academy with RF Government (Moscow finance institute)	Executive director of OJSC Svyazinvest	None	The Russian Federation	Does not hold the Company's shares	Consent was given
32.	Yunkin Pavel Olegovich	1961	Higher education, Leningrad institute of railroad transportation engineers; USSR institute of KGB	General Director of Federal State Unitary Enterprise "Svyaz-bezopasnost"	Member of the Board of directors of: CJSC "Staff-Aliyans", CSJC "BaltAvtoPoisk". Counsellor: CSJC "Arkan-M'.	The Russian Federation	Does not hold the Company's shares	Consent was given

OJSC VolgaTelecom's Board of directors

1253-2(b)

(Translation from Russian)

EXTRACT FROM MINUTES № 20

Of the session of OJSC VolgaTelecom Board of directors held the form of absentee vote

March 5, 2008 Nizhny Novgorod city

11 persons were elected to the Board of directors: Andreev V.A., Bilibin Y.A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Kuznetsov S.I, Omelchenko S.V., Savchenko V.D. and Fedorov O.R.

10 persons took part in the session: Kuznetsov S.I, Andreev V.A., Bilibin Y.A., Gavrilenko A.A., Grigorieva A.B.; Degtyarev V.V., Enin E.P., Zhelonkin V.B., Omelchenko S.V. and Savchenko V.D.

THE AGENDA:

1. Consideration of OJSC VolgaTelecom shareholders' proposals about recommendation of nominees to the Company's Board of directors and Auditing committee for the annual general meting of shareholders.

I. Consideration of OJSC VolgaTelecom shareholders' proposals about recommendation of nominees to the Company's Board of directors and Auditing committee for the annual general meting of shareholders.

With due account for the recommendation of the Committee for corporate governance the Board of directors DECIDED:

3. To recognize as qualified the proposal of VolgaTelecom's shareholder – of Open Joint Stock Company "Investment company of communications" – about recommendation of nominees to the Auditing committee of OJSC VolgaTelecom for the election at the annual general meeting of shareholders.
4. To include the following persons into the list of nominees for the election to OJSC VolgaTelecom Auditing committee at the annual general meeting of shareholders:
   1. Bocharova Svetlana Nikolaevna
   2. Burmistrova Polina Vladimirovna
   3. Koroleva Olga Grigorievna
   4. Maltsev Alexey Vladimirovich
   5. Tret'yakov Mikhail Victorovich

Voting: "AYE" – 10; "Negative" – none; "Abstain" – none.

In accordance with item 13.7. of the Company's Charter **THE DECISION WAS ADOPTED.**

The Chairman of OJSC VolgaTelecom Board of directors signature S.I. Kuznetsov

The Company's Corporate secretary N.I. Pokrovskaya

The date of the minutes drawing-up: March 5, 2008.

The extract is true and correct:

The Company's Corporate secretary N.I. Pokrovskaya

1253-2(б)

Data on nominees to OJSC VolgaTelecom's Auditing committee

Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Share ownership during the reporting year	Availability of nominee's consent
Bocharova Svetlana Nikolaevna	1970	Higher education, Moscow state university after M.V. Lomonosov, specialty - legal science	Chief of tax sector of the Department of bookkeeping, tax and statistics accounting of OJSC Svyazinvest	Chairman of the Auditing committee of: OJSC Uralsvyazinform. ZAO Nizhegorodskaya Sotovaya Svyaz. Member of the Auditing committee of: OJSC Dalsvyaz, OJSC North-West Telecom.	The Russian Federation	Does not hold the Company's shares	Consent was given
Burmistrova Polina Vladimirovna	1977	Higher education, Moscow state juridical academy, specialty - jurisprudence	Deputy to the chief of sector of legal support of OJSC Svyazinvest activities of the Department of corporate governance and legal support of OJSC Svyazinvest	Member of the Auditing committee of: OJSC CenterTelecom, CJSC TSENTEL.	The Russian Federation	Does not hold the Company's shares	Consent was given
Koroleva Olga Grigorievna	1950	Higher education, Tomsk state university; Postgraduate course of All-Union corresponding financial and economic institute	Chief accountant of OJSC Svyazinvest	Chairman of the Auditing committee of: OJSC Dalsvyaz, OJSC Rostelecom, OJSC CenterTelecom, OJSC Sibirtelecom. Member of the Auditing committee of: CJSC Yeniseitelecom. Member of the Board of directors of: OJSC Uralsvyazinform, OJSC North-West Telecom.	The Russian Federation	Does not hold the Company's shares	Consent was given
Maltsev Alexey Vladimirovich	1977	Higher education, Kostroma state university of	Chief of sector of strategic planning and analysis of	None	The Russian Federation	Does not hold the	Consent was given

		technology	efficiency of Group strategy implementation of the Department of strategic development of OJSC Svyazinvest			Company's shares	
Tret'yakov Mikhail Victorovich	1974	Higher education, Saint Petersburg state university, specialty - economist; Saint Petersburg state university of economics and finance; Saint Petersburg academy of management methods and technology	Chief of sector of the Department of economics and finance of OJSC Svyazinvest	Member of the Board of directors of: CJSC Mobile Telecommunications. Member of the Auditing committee of: OJSC South Telecommunication Company, OJSC Sibirtelecom, OJSC CenterTelecom. Internal auditor of : CJSC Startcom.	The Russian Federation	Does not hold the Company's shares	Consent was given

OJSC VolgaTelecom's Board of directors

1263-2(b)

EXTRACT FROM MINUTES № 24

Of the meeting of OJSC VolgaTelecom's Board of directors held the form of compresence

May 16, 2008 Krasnodar town

Time of the meeting: 10:00 a.m. (Moscow time).
Place of the meeting's holding: Krasnodar town

11 persons were elected to the Board of directors: Andreev V.A., Bilibin Yu. A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Kuznetsov S.I., Omelchenko S.V., Savchenko V.D. and Fedorov O.R.

6 persons took part in the meeting: Kuznetsov S.I., Andreev V.A., Degtyarev V.V., Enin E.P., Omelchenko S.V. and Fedorov O.R.

5 persons presented their opinion through written questionnaire: Gavrilenko A.A., Grigorieva A.B., Bilibin Yu. A., Zhelonkin V.B. and Savchenko V.D.

THE AGENDA:

2. Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

II. Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

THE SPEAKER WAS: Pokrovskaya N.I. – the Company's corporate secretary.
ALSO TOOK THE FLOOR: Kuznetsov S.I., Fedorov O.R., Enin E.P., Degtyarev V.V. and Omelchenko S.V.

Based on the results of voting on the agenda issue "Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)" the Board of directors decided the following:

To introduce into the agenda of the annual general meting of shareholders the issue "Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)" with the following draft decision:

"Approve restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

The Chairman of OJSC VolgaTelecom
Board of directors signature S.I. Kuznetsov
The Company's corporate secretary signature N.I. Pokrovskaya
The date of the minutes drawing up: May 16, 2008

The extract is true and correct:
The Company's corporate secretary N.I. Pokrovskaya

1253-2(b)

Draft

APPROVED by
Annual general meeting of
OJSC VolgaTelecom stockholders

"____" _____________ 2008.

Minutes № ___ of "___" _______ 2008.

Chairman of annual general meeting of
stockholders
_______________________ S.V. Omelchenko

Articles of association
of
Open Joint Stock Company VolgaTelecom
(OJSC VolgaTelecom)
Restated version

Nizhny Novgorod city,
2008

Article 1
General provisions

1.1. Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") (hereinafter "The Company") is founded by the Committee for Management of the State Property of the Nizhny Novgorod oblast according to the Decree of the President of the Russian Federation of July 01, 1992 № 721 "On organizational measures for transformation of the state enterprises, voluntary associations of the state enterprises into joint stock companies", and also the regulation of the Government of the Russian Federation of December 22, 1992 № 1003 "On privatization of telecommunications enterprises" on the basis of state telecommunications and IT enterprise "Rossvyazinform" of the Nizhny Novgorod oblast and is the legal successor of all of its rights and obligations. The Company is registered by Order № 1605-r of December 15, 1993 of the Head of Nizhny Novgorod Administration. In accordance with Federal law № 129-ФЗ "On state registration of legal persons and individual entrepreneurs" of 08.08.2001 the Company was registered in the Uniform State Register of Legal Entities on August 1, 2002 with the basic state registration number 1025203014781.

The general meeting of stockholders of OJSC "Nizhegorodsvyazinform" of June 28, 2002 approved the Articles of association of the Company in restated version in which the name of the Company is changed to Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).

1.2. Basing on the resolution of the general meeting of stockholders of OJSC "Nizhegorodsvyazinform" of November 09, 2001, the Company is reorganized by means of a take-over of Open Joint Stock Company "Kirovelectrosvyaz" (OJSC "Kirovelectrosvyaz"), location: Drelevsky street 43/1, Kirov city, TIN 4348002318; of Open Joint Stock Company "Martelcom" (OJSC "Martelcom"), location: Sovetskaya street 138, Ioshkar Ola town, the Republic of Mariy-El, TIN 1215011205; of Open Joint Stock Company "Svyazinform" of the Republic of Mordovia (OJSC "Svyazinform" of Mordovia), location: Bolshevistskaya street 13, Saransk town, the Republic of Mordovia, TIN 1300013059; of Open Joint Stock Company "Electrosvyaz of Orenburg oblast" (OJSC "Electrosvyaz of Orenburg oblast"), location: Volodarsky street 11, Orenburg city, TIN 5610005104; of Open Joint Stock Company "Svyazinform" of Penza oblast (OJSC "Svyazinform"), location: Kuprin street 1/3, Penza city, TIN 5800000136; of Open Joint Stock Company "Svyazinform" of Samara oblast (OJSC "Svyazinform" of Samara oblast), location: Leningradskaya street 24, Samara city, TIN 6317015857; of Open Joint Stock Company "Saratovelectrosvyaz" (OJSC "Saratovelectrosvyaz"), location: Kiselev street 40, Saratov city, TIN 6452016913; of Open Joint Stock Company "Telecommunications networks of the Udmurt Republic" (OJSC "Udmurt Telecom"), location: Pushkinskaya street 278, Izhevsk city, the Udmurt Republic, TIN 1831015632; of Open Joint Stock Company "Electrosvyaz" of Ulyanovsk oblast (OJSC "Ulyanovskelectrosvyaz"), location: L. Tolstoy street 60, Ulyanovsk city, TIN 7300000068; of Open Joint Stock Company "Svyazinform" of the Chuvash Republic

(OJSC "Svyazinform" of the Chuvash Republic), location: Lenin avenue, 2, Cheboksary town, the Chuvash Republic, TIN 2128000713.

In accordance with:

- The transfer act approved by the general meeting of stockholders of OJSC "Kirovelectrosvyaz" on October 22, 2001,
- The transfer act approved by the general meeting of stockholders of OJSC "Martelcom" on November 06, 2001,
- The transfer act approved by the general meeting of stockholders of OJSC "Svyazinform" of Mordovia on October 23, 2001,
- The transfer act approved by the general meeting of stockholders of OJSC "Electrosvyaz of Orenburg oblast" on October 30, 2001,
- The transfer act approved by the general meeting of stockholders of OJSC "Svyazinform" of Penza oblast on November 05, 2001,
- The transfer act approved by the general meeting of stockholders of OJSC "Svyazinform" of Samara oblast on October 31, 2001,
- The transfer act approved by the general meeting of stockholders of OJSC "Saratovelectrosvyaz" on November 02, 2001,
- The transfer act approved by the general meeting of stockholders of OJSC "Udmurt Telecom" on November 01, 2001,
- The transfer act approved by the general meeting of stockholders of OJSC "Ulyanovskelectrosvyaz" on October, 24, 2001,
- The transfer act approved by the extraordinary general meeting of stockholders of OJSC "Svyazinform" of the Chuvash Republic on November, 02, 2001, the Company is the legal successor of all rights and obligations of OJSC "Kirovelectrosvyaz", OJSC "Martelcom", OJSC "Svyazinform" of Mordovia, OJSC "Electrosvyaz of Orenburg oblast", OJSC "Svyazinform" of Penza oblast, OJSC "Svyazinform" of Samara oblast, OJSC "Saratovelectrosvyaz", OJSC "Udmurt Telecom", OJSC "Ulyanovskelectrosvyaz", OJSC "Svyazinform" of the Chuvash Republic in regard to all obligations concerning all their creditors and debtors.

Discontinuation of activities of OJSC "Kirovelectrosvyaz" by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in the city of Kirov of Kirov oblast on November 30 2002, state registration number is 2024341304645.

Discontinuation of activities of OJSC "Martelcom" by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Ioshkar Ola town, the Republic of Mariy-El on November 30, 2002, state registration number is 2021200765452.

Discontinuation of activities of OJSC "Svyazinform" of Mordovia by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Lenin district of Saransk town, the Republic of Mordovia on November 30, 2002, state registration number is 2021300982492.

Discontinuation of activities of OJSC "Electrosvyaz of Orenburg oblast" by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Lenin district of

the city of Orenburg of Orenburg oblast on November 30, 2002, state registration number is 2025601032246.

Discontinuation of activities of OJSC "Svyazinform" of Penza oblast by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Lenin district of Penza city on November 30, 2002, state registration number is 2025801362662.

Discontinuation of activities of OJSC "Svyazinform" of Samara oblast by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Samara district of the city of Samara on November 30, 2002, state registration number is 2026301422080.

Discontinuation of activities of OJSC "Saratovelectrosvyaz" by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Kirov district of Saratov city on November 30, 2002, state registration number is 2026402669104.

Discontinuation of activities of OJSC "Udmurt Telecom" by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Oktyabrskyi district of Izhevsk city of the Udmurt Republic on November 30, 2002, state registration number is 2021801161810.

Discontinuation of activities of OJSC "Ulyanovskelectrosvyaz" by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Lenin district of Ulyanovsk city on November 30, 2002, state registration number is 2027301173843.

Discontinuation of activities of OJSC "Svyazinform" of the Chuvash Republic by reorganization in the form of affiliation to OJSC VolgaTelecom is registered by the Inspection of the Ministry of Taxation of the Russian Federation in Lenin district of Cheboksary town of the Chuvash Republic on November 30, 2002, state registration number is 2022101144833.

Article 2
The Company's name and location

2.1. Full, brand name of the Company in Russian is Открытое акционерное общество "ВолгаТелеком".

2.2. Abbreviated, brand name of the Company in Russian is ОАО "ВолгаТелеком".

2.3. Full, brand name of the Company in English is Open Joint Stock Company VolgaTelecom.

2.4. Abbreviated, brand name of the Company in English is OJSC VolgaTelecom.

2.5. The Company's location: Dom Svyazi, M. Gorky square, Nizhny Novgorod city, 603000, the Russian Federation.

2.6. The Company's mailing address: Dom Svyazi, M. Gorky square, Nizhny Novgorod city, 603000.

Article 3
The Company's legal status

3.1. The Company is an open joint stock company. The Company is set up for an unlimited term of activities.

The Company's legal status, the procedure of its operations, reorganization and liquidation, and also the rights and obligations of the Company's stockholders are defined by the Civil Code of the Russian Federation, Federal Law "On joint stock companies", other Federal laws, other legal Acts of the Russian Federation adopted by the appropriate state bodies within the limits of their authorities, and also by the present Articles of association.

In case of the subsequent change of norms of the current legislation of the Russian Federation the present Articles of association are valid in the part not contradicting to their mandatory provisions.

As for the issues which were not defined by the present Articles of association, the Company is guided by the current legislation of the Russian Federation.

3.2. The Company is a legal entity and owns solitary property which is accounted for in its independent balance, it may acquire in its own name and exercise property and personal non-property rights, incur obligations, be a claimant and a defendant before the court.

The Company has a round stamp containing its full, brand name in Russian and the indication of its location, and also other seals containing inscriptions, defined by established norms, stamps and company's letterheads with the name of the

Company, its own logo, the trade mark registered as established by law and other means of visual identification.

The Company's regional subsidiaries and other structural sub-divisions are allowed to have a round stamp containing full names: of the Company, relevant regional subsidiary, structural sub-division in Russian and an indication of the place of registration of the Company, and also other seals containing inscriptions, defined by established norms, appropriate stamps and letterforms made in a uniform corporate style, and also the information on the existence of round stamps should be contained in the Regulation on relevant regional subsidiaries and structural sub-divisions.

The Company has the right to open as established by law the bank accounts in the Russian Federation and beyond its limits.

3.3. The Company is liable for its obligations within the limits of property belonging to it and this property can be recovered under the legislation of the Russian Federation. Stockholders are not liable for the obligations the Company and bear the risk of losses connected to its activities within the limits of stock value held by them. The stockholders, who have not paid the shares completely, bear joint liability for the Company's obligations within the limits of the outstanding part of the stock value held by them.

3.4. The Company is not responsible for the obligations of the state, governmental bodies and the Company's stockholders; likewise the state, its agencies and stockholders are not responsible for the Company's obligations.

3.5. The Company for the purpose of realization of state, social, economic and tax policy bears responsibility for the safety of the documents (administrative, financial and economic, staff, etc.), provides for the transfer of the documents having scientific and historical value to the state custody, keeps and uses in compliance with established regulations the documents of staff, and also the personal data of the Company's employees.

3.6. The Company's management bodies are general meeting of shareholders, the Board of directors, the Management board and the General Director of the Company.

Members of the Board of directors, members of the Management board and the General Director of the Company are liable to the Company and its shareholders on the grounds provided for by RF federal laws.

The Company carries liability insurance of the Board of directors' members, the Management board members and the General Director of the Company, as well as of persons who had held or will hold the said posts in the Company's management bodies.

Article 4
The objective and kinds of the Company's activities

4.1. The objective of the Company is to make profit.

4.2. The Company's core activities are the following:

4.2.1. provision of local and intra-region telephony services;

4.2.2. provision of local telephony services using payphones;

4.2.3. provision of radiotelephony services in the frequency range of 900/1800 MHz and 450 MHz;

4.2.4. provision of mobile radio services in PSTN;

4.2.5. provision of mobile radio services;

4.2.6. provision of communications channels lease services;

4.2.7. provision of telematic services;

4.2.8. provision of data transmission services, exclusive of communications services of data transmission for the purposes of voice data transmission;

4.2.9. provision of telegraphy services;

4.2.10. provision of communications services for the purposes of cablecasting;

4.2.11. provision of communications services for the purposes of wire broadcasting;

4.2.12. provision of communications services for the purposes of on-air broadcasting;

4.2.13. provision of local telephony services using multiple access facilities;

4.2.14. provision of data transmission services for the purposes of voice data transmission;

4.2.15. performance of work related to the use of information classified as state secret;

4.2.16. putting into effect the measures and (or) rendering of services in the area of protection of the state secret;

4.2.17. putting into effect the measures and (or) rendering of services in the area of protection of the state secret as related to technical protection of information;

4.2.18. arrangement and putting into effect the measures to ensure the protection of communications confidentiality and other secrets protected by the law;

4.2.19. activities of construction of buildings and structures of I and II criticality ratings;

4.2.20. survey and cartographic activities;

4.2.21. educational activities in educational programs;

4.2.22. maintenance, repair and sale of cash registers;

4.2.23. maintenance, repair and sale of communications facilities;

4.2.24. installation, repair and maintenance of security alarm systems;

4.2.25. organization of recovery of networks and communications facilities in case of failures and damages;

4.2.26. priority provision of telecommunications services and communications facilities in the interests of defense, state management, security, law and order;

4.2.27. putting into effect the measures for securing communications services in emergency situations;

4.2.28. putting into effect the plans of preparedness activity of communications network and the measures in emergency situations;

4.2.29. provision of consulting services;

4.2.30. provision of medical services;

4.2.31. sales and procurement activities;

4.2.32. prevention and fire fighting activities;

4.2.33. installation, repair and maintenance of facilities ensuring fire safety of buildings and constructions;

4.2.34. operation of electric power, heating and gas networks;

4.2.35. design and construction of buildings and structures of I and II criticality ratings;

4.2.36. engineering survey for the construction of buildings and structures of I and II criticality ratings;

4.2.37. underground survey;

4.2.38. maintenance of encryption devices, information encryption, distribution of encryption devices;

4.2.39. repair of measurement instrumentation;

4.2.40. activities of hazardous waste handling;

4.2.41. activities of subsurface resources use.

4.3. Possessing general legal capacity, the Company has its civil rights and incurs the obligations necessary for realization of any other kinds of activities not forbidden by federal laws.

The Company may be engaged in individual kinds of activities only on the basis of special permission (license); the list of these activities is defined by federal laws.

Article 5
The Company's regional subsidiaries and representation offices

5.1. The Company as established by law has the right to set up regional subsidiaries and to open representation offices both in territory of the Russian Federation and beyond its borders. The regional subsidiaries and representation offices are not legal entities.

5.2. OJSC VolgaTelecom has the following regional subsidiaries:

5.2.1. Kirov regional subsidiary located at: Drelevsky street 43/1, Kirov city, 610000;

5.2.2. Nizhny Novgorod regional subsidiary located at: Bolshaya Pokrovskaya street 56, Nizhny Novgorod city, 603000;

5.2.3. Orenburg regional subsidiary located at: Volodarsky street 11, Orenburg city, 460000;

5.2.4. Penza regional subsidiary located at: Kuprin street 1/3, Penza city, 440606;

5.2.5. Samara regional subsidiary located at: Krasnoarmeiskaya street 17, Samara city, 443010;

5.2.6. Saratov regional subsidiary located at: Kiselev street 40, Saratov city, 410012;

5.2.7. Ulyanovsk regional subsidiary located at: L.Tolstoy street 60, Ulyanovsk city, 432063;

5.2.8. Regional subsidiary in the Republic of Mariy-El located at: Sovetskaya street 138, Ioshkar Ola town, the Republic of Mariy-El, 424000;

5.2.9. Regional subsidiary in Mordovia Republic located at: Bolshevistskaya street 13, Saransk town, Mordovia Republic, 430005;

5.2.10. Regional subsidiary in Udmurt Republic located at: Pushkinskaya street 278, Izhevsk city, Udmurt Republic, 426008;

5.2.11. Regional subsidiary in Chuvash Republic located at: Lenin avenue 2, Cheboksary town, Chuvash Republic, 428000.

5.3. The Company's regional subsidiaries and representation offices operate according to the Provisions on them which are approved by the Board of directors. The Board of directors makes a decision on setting up regional subsidiaries, opening of representation offices and their liquidation.

The heads of regional subsidiaries and representation offices are appointed and dismissed by the General Director with an advanced approval with the Board of directors of the Company and act on behalf of the Company on the basis of the power of attorney.

The Management board may decide to set up a collegial executive body of a regional subsidiary which organizes the implementation of decisions of the Company's bodies and acts on the basis of the Regulation approved by the Company's Management board.

Article 6
The Company's authorized capital. Outstanding and authorized shares

6.1. The Company's authorized capital amounts to RUR 1 639 764 970.

6.2. The Company's authorized capital consists of the par value of uncertified shares and acquired by shareholders, including:

6.5.1. Ordinary registered shares – 245969590 shares. The par value of each ordinary share is RUR 5 (five).

6.5.2. Preferred registered A type shares – 81983404 shares. The par value of each preferred A type share is RUR 5 (five).

6.3. The Company has the right to place 1 299 093 ordinary, registered, uncertified shares (authorized shares) in addition to the outstanding ordinary shares. The par value of each authorized ordinary share is RUR 5 (five).

The Company has the right to place 531 496 preferred registered uncertified A type shares (authorized shares) in addition to the outstanding preferred A type shares. The par value of each authorized preferred A type share is RUR 5 (five).

6.4. The authorized shares statutory by item 6.3 of the present Articles of association, in case of their placement will have all the rights established by articles 7, 8 of the Articles of association for the Company's shares of the appropriate category (type).

6.5. The Company's authorized capital may be increased as per the procedure statutory by current legislation of the Russian Federation and the present Articles of association in the following ways:

6.5.1. By increasing the par value of the Company's shares;

6.5.2. By placing additional shares within the limits of the amount of authorized shares defined in item 6.3 of the present Articles of association.

6.6. The increase in the Company's authorized capital through the increase in the shares par value is carried out on the basis of resolution of general meeting of the Company's shareholders passed by a majority of vote of shareholders – owners of the Company's voting shares participating in the meeting.

6.7. The increase in the Company's authorized capital through the placement of additional shares by private offering is carried out on the basis of resolution of general meeting of the Company's shareholders passed by a majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting.

6.8. The increase in the Company's authorized capital through the placement of additional ordinary shares by public offering in case, if the quantity of additional shares placed by public offering amounts to more than 25 percent of the shares placed earlier by the Company, is carried out on the basis of resolution of general meeting of the Company's shareholders passed by a majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting.

6.9. The increase in the Company's authorized capital through the placement of additional shares by public offering, except for the cases specified in item 6.8 of the present Articles of association, is carried out on the basis of decision of the Company's Board of directors made unanimously by all members of the Company's Board of directors without regard to the votes of retired members of the Company's Board of directors.

6.10. Payment of additional shares placed by offering may be made by cash, securities, other items or property rights or other rights having a money value. The form of payment of additional shares is defined by the decision on their placement.

6.11. The Company's authorized capital may be reduced through the reduction in the par value of shares or reduction in their total quantity, including through the acquisition of a part of shares, in the cases statutory by Federal law "On joint-stock companies".

6.12. The resolution on the reduction in the Company's authorized capital through acquisition of a part of shares in order to reduce their total quantity, and also through pay off of shares acquired or redeemed by the Company, these shares were

not disposed of by the Company during a year since the time of their acquisition or redemption, is passed by general meeting of shareholders by a majority of vote of shareholders – owners of the Company's voting shares participating in the meeting.

The resolution on the reduction in the Company's authorized capital through the reduction in the par value of the Company's shares is passed by general meeting of shareholders by a majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting.

If basing on the audit results the Company's net asset value turned out to be less than the Company's authorized capital, the resolution on the reduction in the Company's authorized capital proposed by the Board of directors to the amount which is less than its net asset value is passed by a majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting.

6.13. The Company has no right to reduce its authorized capital, if as a result of such reduction its size becomes less than thousandfold amount of minimum wage as established by federal law as of the date of submission of documents for the state registration of relevant amendments in the Company's Articles of association and in case if, the Company is obliged to reduce its authorized capital according to the requirements of current legislation of the Russian Federation – as of the date of the state registration of the Company.

6.14. If at the end of the second and each subsequent fiscal year according to the annual accounting balance to be approved by the Company's shareholders, or according to the results of financial audit, the Company's net asset value becomes less than its authorized capital, the Company is obliged to reduce its authorized capital up to the size not exceeding its net asset value.

Article 7
Rights and duties of shareholders - owners of the Company's ordinary shares

7.1. Each ordinary share of the Company gives the shareholder – its owner similar measure of rights.

7.2. Each shareholder – the owner of the Company's ordinary shares has the right:

7.2.1. To participate in the general meeting of shareholders of the Company in the manner required by current legislation of the Russian Federation;

7.2.2. To receive dividends in the manner required by current legislation of the Russian Federation and the present Articles of association, in case they are declared by the Company;

7.2.3. To receive a part of the Company's property remaining after its liquidation which part is proportional to number of shares in the shareholder's possession;

7.2.4. To get access to the documents statutory by item 1 of Article 89 of Federal law "On joint-stock companies", in the manner required by Article 91 of the said law;

7.2.5. To demand confirmation of shareholder's rights to the shares from the Company's registrar by issuing an extract from the register of the Company's shareholders;

7.2.6. To get information on all records on the shareholder's personal account from the Company's registrar, and also other information statutory by legal acts of the Russian Federation which establish the procedure of keeping the register of stockholders;

7.2.7. To dispose of shares belonging to the shareholder without consent of other shareholders and of the Company;

7.2.8. To protect the shareholder's violated civil rights in the court in cases, statutory by current legislation of the Russian Federation, including claiming compensation for losses from the Company;

7.2.9. To demand the Company's repurchase of all shares belonging to the shareholder or a part of them in cases and as per the procedure statutory by current legislation of the Russian Federation;

7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To demand from the Company an extract from the list of persons entitled to participate in the General meeting of shareholders, the said extract containing the information about the shareholder;

7.2.12. Priority in purchasing additional shares placed by public offering and issuing securities convertible into shares, in the amount proportional to the number of shares held by them.

7.3. Shareholder owning more than 1% of the Company's voting shares has the right to demand from the Company's registrar the information on the name (names) of shareholders registered in the register and the information on the quantity, the category and the par value of shares held by them (the said information is provided without indication of addresses of shareholders).

7.4. Shareholders (shareholder) owning in aggregate at least 1% of placed ordinary shares of the Company have (has) the right to apply to the court with a claim against a member of the Company's Board of directors, single executive of the Company, a member of the Company's collegial executive body, as well as against the management company or the manager about compensation for losses caused to the Company as a result of guilty activities (inactivity) of the said persons.

7.5. Shareholders possessing at least 1% of votes at general meeting of shareholders have the right to claim the Company's provision of the list of persons entitled to participate in the meeting. However, the information from the documents and the mailing address of natural persons included in this list are provided only with the consent of these persons.

7.6. Shareholders (shareholder) being in aggregate the owners of at least 2% of the Company's voting shares have (has) the right to introduce issues into the agenda of annual general meeting of shareholders and to nominate candidates to the Company's management and controlling bodies elected by general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda of election of the Company's Board of directors, the said shareholders (shareholder) have (has) the right to nominate candidates for the election to the Company's Board of directors.

7.7. Shareholders (shareholder) who own (owns) in aggregate at least 10% of the Company's voting shares have (has) the right to require convocation of an extraordinary general meeting of shareholders from the Company's Board of directors. In case, if during the term established by current legislation of the Russian Federation and the present Articles of association, the Company's Board of directors does not make the decision on convocation of an extraordinary general meeting of shareholders or makes the decision to refuse its convocation, the extraordinary meeting can be convoked by the said shareholders (shareholder).

7.8. Shareholders (shareholder) who own (owns) in aggregate at least 10% of the Company's voting shares have (has) the right to demand an audit of financial and economic activities of the Company at any time.

7.9. Shareholders (shareholder) who own (owns) in aggregate at least 25% of the Company's voting shares have (has) the right of access, and also have (has) the right to receive the copies of accounting documents and of the minutes of meetings of the Company's collegial executive body.

7.10. Shareholders – owners of the Company's ordinary shares have other rights statutory by current legislation of the Russian Federation and by the present Articles of association.

7.11. Each shareholder – owner of the Company's ordinary shares is obliged:

- To inform the registrar of the Company's shareholders about the changes of his (her) personal data;
- Not to disclose confidential information about the Company's activities.

7.12. Shareholders – owners of the Company's ordinary shares incur other obligations statutory by current legislation of the Russian Federation and also by the present Articles of association.

Article 8
Rights and duties of shareholders – owners of preferred A type shares

8.1. Each preferred A type share of the Company gives the shareholder – its owner similar measure of rights.

8.2. Owners of preferred A type shares have the right to receive annual fixed dividend except for the cases statutory by the present Articles of association. The total amount paid as dividend on each preferred A type share is established at the rate of 10% of the Company's net profit according to the results of the last fiscal year, divided by the number of shares which amounts to 25% of the Company's authorized capital. Besides, if the amount of dividends paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividends on each preferred A type share, the size of the dividends paid on the latter, should be increased up to the size of dividends paid on the ordinary shares.

8.3. Owners of preferred A type shares have the right to participate in general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of the Company, and also to vote on introducing amendments and modifications into the Company's Articles of association, in case if the said modifications restrict the rights of the said shareholders.

8.4. Owners of preferred A type shares have the right to participate in general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the payment of dividends or if it has passed the resolution on incomplete payment of dividends on preferred A type shares. This right of owners of preferred A type shares arises since the meeting following the annual meeting of shareholders at which the resolution on the payment of dividends was not passed, and terminates since the date of the first payment of dividends on the said shares in full.

8.5. Owners of preferred A type shares have the rights statutory by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, and item 7.2.12 of the present Articles of association for the owners of the Company's ordinary shares. These rights are granted to shareholders – owners of preferred A type shares, including in case, when the said shares are not voting shares.

8.6. Owners of preferred A type shares have the rights statutory by item 7.3, item 7.6, item 7.7, item 7.8, and item 7.9 of the present Articles of association in case, if preferred A type shares have the right of vote on all the issues of the competencies of general meeting of shareholders of the Company.

8.7. Owners of preferred A type shares have the right to demand from the Company the repurchase of all shares held by the shareholder or of a part of them in cases and in the manner required by current legislation of the Russian Federation.

8.8. Owners of preferred A type shares possessing at least 1% of votes at general meeting of shareholders have the right to demand from the Company the provision of the list of the persons entitled to participate in the meeting. However, the documents data and the mail address of the shareholders included in this list are provided only with their consent.

8.9. Shareholders – owners of preferred A type shares have other rights statutory by current legislation of the Russian Federation and also by the present Articles of association.

8.10. Each shareholder – owner of preferred A type shares is obliged:
- To inform the registrar of the Company's shareholders about the changes of his (her) personal data;
- Not to disclose confidential information about the Company's activities.

8.11. Shareholders – owners of the Company's preferred shares incur other obligations statutory by current legislation of the Russian Federation and also by the present Articles of association.

Article 9
The Company's funds

9.1. The Company sets up required reserve at the rate of 5% of the Company's authorized capital.

The Company's required reserve consists of obligatory annual deductions amounting to at least 5% of the Company's net profit till the reserve achieves the size defined in the present item.

The required reserve is intended to cover the Company's losses, and also to repay the Company's bonds and to repurchase the Company's shares in case of absence of other money resources.

The required reserve may not be used for other purposes.

9.2. General meeting of the Company's shareholders on an issue statutory by sub-item 13 of item 12.2 of the present Articles of association may pass the resolution on setting up other funds, including the Company's employees' corporalization fund.

The facilities of corporalization fund are to be spent exclusively for the acquisition of the Company's shares sold by the Company's shareholders for the subsequent placement of shares with its employees.

If the Company sells the shares, acquired at the expense of Company's employees corporalization fund facilities, to its employees then the proceeds are allocated to the said fund.

The procedure of setting up, payout of the fund's facilities and its designation is defined by the Regulation on the Company's employees' corporalization fund to be approved by the Company's Board of directors.

Article 10
The Company's dividends

10.1. The Company has the right to pass the resolution (to declare) on the payment of dividends on outstanding shares based on the results of the first quarter, half year, nine months of a fiscal year and (or) the results of the fiscal year. The

resolution on the payment (declaration) of dividends based on the results of the first quarter, half year and nine months of a fiscal year may be passed during three months after the relevant period expiry.

The source of dividends payment is the Company's after-tax profit (the Company's net profit). The Company's net profit is defined by the Company's accounting statement data. Dividends on preferred shares of specific types may be also paid at the cost of the Company's funds specially set up earlier for these purposes.

In case of the Company's reorganization in the form of take-over of other companies by it, the Company's net profit is defined by summing up its net profit and the net profit (loss) of the affiliated companies calculated according to statutory regulations on bookkeeping in income statements of the affiliated companies as of the last reporting date (date of reorganization).

The resolution on dividends payment, dividend size and the form of its payment on the shares of each category (type) is passed by general meeting of shareholders. The size of dividends may not be more than it was recommended by the Company's Board of directors.

The list of persons/entities having the right to receive dividends is made up as of the date of drawing up of the list of persons/entities entitled to participate in the shareholders' general meeting, at which the resolution on the appropriate dividends payment is passed. For the purpose of making up the list of persons/entities having the right to receive dividends, nominee holder of shares provides the data on the persons/entities in which interests it holds the shares.

10.2. Dividends on preferred A type shares are paid on or before 60 days since the date of passing the resolution on dividends payment.

The size of annual dividends on preferred shares is defined in item 8.2 of the present Articles of association.

10.3. Annual dividends on ordinary shares are paid on or before December 31 of the fiscal year in which the resolution was passed on annual dividends payment. Dividends on ordinary shares based on the results of the first quarter, half year, nine months of the fiscal year are paid on or before 60 days since the day of passing the resolution on dividends payment, if a shorter term is not set by the shareholders' general meeting resolution.

10.4. Dividends declared by the Company may be paid both in cash and other property in case if general meeting of the Company's shareholders passed the resolution on the payment of dividends in non-monetary form.

The resolution of general meeting of shareholders on payment of the Company's dividends in non-monetary form is passed only on the basis of the proposal of the Company's Board of directors in which the Company's property allocated for the payment of dividends should be specified.

10.5. When passing the resolution (declaration) on the payment of dividends the Company is to be guided by the restrictions established by federal laws.

Article 11
The registry of the Company's shareholders. The Company's registrar.

11.1. The Company provides for maintenance and custody of the Company's shareholders registry in accordance with the requirements established by current legislation of the Russian Federation and other legal acts of the Russian Federation.

11.2. The holder of the Company's shareholders registry is a registrar who is carrying out the activities of maintenance of the shareholders' registry as its exclusive activity and has the license of standard pattern for realization of this activity.

The Company's registrar and the contract provisions with it are approved basing on the decision of the Company's Board of directors as well as the cancellation of the contract with the Company's registrar.

11.3. The Company is not free from the responsibility of maintenance and keeping the shareholders' registry. In case if some wrongful actions of the registrar infringe civil rights of a shareholder or of a nominee holder, such shareholder or the nominee holder has the right as established by current legislation of the Russian Federation to go to the law with the claim to the Company to reinstate the violated civil rights, including to pay the damages.

11.4. The Company's registrar acts as the Company's counting commission. The Company's registrar checks the authorities and registers the persons participating in general meeting of the Company's shareholders, determines the quorum of general meeting of shareholders, explains the issues arising in connection with voting by shareholders (their proxies) in general meeting, explains the voting procedure on the issues put to vote, ensures the established voting procedure and guarantees the rights of shareholders to participate in voting, counts votes and voting results, makes up the minutes of voting results, and submits voting ballots to the Company.

Article 12
General meeting of shareholders

12.1. General meeting of shareholders is the Company's supreme management body.

12.2. The competencies of general meeting of shareholders cover the following issues which may not be transferred for the solution to the Board of directors, the General Director or to the Management board of the Company:

1) introduction of modifications and amendments to the present Articles of association or approval of restated version of the Company's Articles of association

(except for the cases statutory by Federal law "On joint-stock companies"), the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of interim and final liquidation balance sheets, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

6) determination of the quantity, par value, category (type) of the Company's authorized shares and the rights granted by these shares, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

7) increase in the Company's authorized capital through the increase in the shares par value, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

8) increase in the Company's authorized capital through placement of additional ordinary shares by public offering in case, if the quantity of additionally placed shares is more than 25% of ordinary shares placed earlier by the Company, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

9) increase in the Company's authorized capital through placement of additional shares by private offering, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

10) reduction in the Company's authorized capital through the Company's acquisition of a part of shares in order to reduce their total quantity, and also through pay off of shares acquired or redeemed by the Company, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

11) reduction in the Company's authorized capital through the reduction in the shares par value, the resolution on which is passed by a majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

12) reduction in the Company's authorized capital proposed by the Board of directors to the amount which is less than its net asset value, the resolution on which is passed by a majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are passed by a majority of votes

of shareholders – owners of the Company's voting shares participating in the meeting;

14) approval of the Company's auditor, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

15) payment (declaration) of dividends based on the results of the first quarter, six months, nine months of the fiscal year, the resolutions on which are passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

16) approval of annual reports, the Company's annual accounting statement, including the Company's income statements (profit and loss accounts), and also distribution of profit (including payment (declaration) of dividends, exclusive of profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and loss of the Company at the fiscal year-end; the resolutions on which are passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

17) definition of the procedure of conducting the Company's shareholders general meeting, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

18) splitting and consolidation of shares, the resolutions on which are passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

19) passing the resolution on approval of related party transactions, the resolution on which is passed in cases and as per the procedure statutory by chapter XI of Federal law "On joint-stock companies";

20) passing the resolution on approval of large transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is more than 50% of the Company's balance sheet assets defined by the data of its accounting statement at the last reporting date, except for the transactions made in the course of routine economic activities of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities convertible into the Company's ordinary shares, the resolution on which is passed by a majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

21) passing the resolution on participation in financial-industrial groups, associations and other unions of business entities, the resolution is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

22) approval of internal documents regulating the Company's bodies activities, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

23) the Company's placement of bonds convertible into shares and of other issuing securities convertible into shares, if the specified bonds (other issuing securities) are placed by private offering or by public offering, if in case of public offering convertible bonds (other issuing securities) may be converted into the

Company's ordinary shares amounting to more than 25% of earlier placed ordinary shares, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

24) passing the resolution on reimbursement for the Company's account of the expenses for preparation and holding of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of the Russian Federation the Board of directors has not made the decision on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

25) passing the resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

26) solution of other issues statutory by Federal law "On joint-stock companies" and by the present Articles of association.

12.3. General meeting of shareholders has the right to pass resolutions on the issues statutory by sub-items 2, 7, 8, 9, 11, 18 - 22, 25 of item 12.2 of the present Articles of association exclusively upon the proposal of the Board of directors. However, other persons entitled, according to current legislation of the Russian Federation, to make proposals for the agenda of annual or extraordinary general meeting of shareholders, have no right to demand from the Board of directors the inclusion of the listed issues into the agenda of the meeting.

General meeting of shareholders has no right to consider and pass resolutions on the issues which are beyond its competencies according to Federal law "On joint-stock companies".

General meeting has no right to pass resolutions on issues which are not on the agenda of the meeting, and also to change the agenda.

12.4. When solving the issues of introduction of modifications and amendments to the present Articles of association at general meeting of shareholders, and these are restricting the rights of shareholders – owners of the Company's preferred shares of a certain type, the resolution on such modifications and amendments is passed, if it gets in its favor at least three quarters of votes of shareholders – owners of the Company's ordinary shares participating in the meeting and three quarters of votes of all shareholders – owners of the Company's preferred shares of a certain type.

12.5. The Company is obliged to hold annual general meeting of shareholders annually.

Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year expiry.

The following issues should be resolved by annual general meeting of shareholders:

- Election of the Company's Board of directors,
- Election of the Company's Auditing committee,

- Approval of the Company's auditor,
- Approval of annual report, annual accounting statement, including income statement (accounts of profits and losses) of the Company, and also distribution of profit (including payment (declaration) of dividends except for the profit distributed as dividends based on the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company at the fiscal year-end,

General meeting of shareholders may also resolve other issues within its competencies.

12.6. Shareholders (shareholder) holding in aggregate at least 2% of the Company's voting shares have (has) the right to introduce issues in the agenda of annual general meeting of shareholders and to nominate candidates to the Company's Board of directors, the Company's Auditing committee, the number of which may not exceed the quantitative limits of the corresponding body established by the present Articles of association. Such proposals should be submitted to the Company not later than in 60 days after the expiry of fiscal year.

12.7. Other held general meetings of shareholders, other than annual general meeting of shareholders, are extraordinary meetings.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors on the basis of its own initiative; upon a requisition of the Company's Auditing committee, the Company's auditor, and also shareholders (shareholder) holding at least 10% of the Company's voting shares as of the date of the demand. Extraordinary general meeting of shareholders upon the requisition of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) holding at least 10% of the Company's voting shares is convoked by the Company's Board of directors.

12.8. Extraordinary general meeting of shareholders convoked upon the requisition of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) holding at least 10% of the Company's voting shares should be held within 40 days since the date of the demand to hold extraordinary general meeting of shareholders.

12.9. Extraordinary general meeting of shareholders convoked upon the requisition of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) holding at least 10% of the Company's voting shares the agenda of which contains the issue of election of members of the Company's Board of directors should be held within 70 days since the date of the demand to hold extraordinary general meeting of shareholders.

In case if the number of the members of the Company's Boards of directors becomes insufficient for making a quorum for holding the meetings of the Company's Board of directors, extraordinary general meeting of shareholders convoked by the decision of the Company's Board of directors on the basis of its own initiative for the solution of the issue of election of the Company's Board of directors, should be held within 90 days since the date of adopting the decision by the Company's Board of directors on its holding.

12.10. During the preparation of extraordinary general meeting of shareholders the agenda of which contains the issue of election of the Company's Board of directors, shareholders (shareholder) holding in aggregate at least 2% of the Company's voting shares have (has) the right to nominate candidates to the Company's Board of directors, the number of which may not exceed the quantitative limits of the Board of directors established by the present Articles of association. Such proposals should be submitted to the Company not later than 30 days prior to the date of holding extraordinary general meeting of shareholders.

12.11. The list of persons entitled to participate in general meeting of shareholders is made up on the basis of the data of the register of the Company's shareholders.

The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders is set not earlier than the date of adopting the decision to hold annual general meeting of shareholders, but not more than 50 days and not less than 45 days prior to the date of the meeting holding.

The date of drawing up the list of persons entitled to participate in extraordinary general meeting of shareholders is set not earlier than the date of adopting the decision on holding extraordinary general meeting of shareholders, but not more than 50 days and not less than 35 days prior to the date of its holding.

The date of drawing up the list of persons entitled to participate in extraordinary general meeting of shareholders, the agenda of which contains the issue of election of the Company's Board of directors is set not earlier than the date of adopting the decision on holding extraordinary general meeting of shareholders, but not more than 65 days prior to and not later than the date of communication on holding extraordinary general meeting of shareholders.

12.12. Communication on holding general meeting of shareholders should be made public not later than 30 days prior to the date of its holding, except for the case when extraordinary shareholders general meeting is to be held within 40 days since the time of demand to hold it (since the time of adopting the decision on its holding) and the communication on the meeting holding is to be made not later than 20 days prior to the date of its holding.

Communication about holding general meeting of shareholders should be sent within established deadlines to each person indicated in the list of persons entitled to participate in general meeting of shareholders, by registered mail or served to each of the said persons with receipt acknowledgement and published in "Rossiiskaya gazeta" newspaper.

12.13. The following information (materials) is provided to the persons entitled to participate in general meeting of shareholders, in the procedure and at the address (addresses) specified in the communication about holding general meeting of shareholders:

Annual accounting statement, including audit opinion, opinion of the Company's Auditing committee based on the results of annual accounting statement audit,

Information about candidates to the Company's Board of directors and the Company's Auditing committee,

Draft of modifications and amendments to be introduced to the Company's Articles of association, or draft of the Company's Articles of association as restated,

Drafts of the Company's internal documents,

Drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of general meeting of shareholders,

Drafts of resolutions of general meeting of shareholders,

Other information (materials) required for provision in accordance with current legislation,

Other information (materials) for passing the resolutions on the agenda issues of general meeting of shareholders included by the Board of directors in the list of information (materials) distributed among shareholders during the preparation of general meeting of shareholders.

12.14. General meeting of shareholders is competent (there is quorum) if shareholders possessing in aggregate more than half of votes of the Company's outstanding voting shares have participated in it.

Shareholders registered for participation in the meeting and shareholders whose ballots are received not later than two days prior to the date of general meeting of shareholders are considered to have participated in general meeting of shareholders. Shareholders whose ballots are received before the end date of ballot receipt are considered to have participated in general meeting of shareholders held in form of absentee voting.

12.15. If in the agenda of general meeting of shareholders there are issues the voting on which is carried out by different number of voters, the quorum for decision-making on these issues is determined separately. However, the absence of quorum for decision-making on issues the voting on which is carried out by one composition of voters does not interfere with decision-making on issues the voting on which is carried out by the other composition of voters and the quorum is available for passing the resolution.

12.16. If the quorum is not available for holding annual general meeting of shareholders, a repeated annual general meeting of shareholders with the same agenda should be held. If there is no quorum for holding extraordinary general meeting of shareholders, a repeated extraordinary general meeting of shareholders with the same agenda may be held.

A repeated general meeting of shareholders is competent (quorum is available) if shareholders possessing in aggregate at least 30% of votes of the Company's outstanding voting shares have participated in it.

Communication on holding a repeated general meeting of shareholders is released and voting ballots are forwarded (served) not later than 20 days prior to the date of holding a repeated general meeting of shareholders.

Communication on holding a repeated general meeting of shareholders the agenda of which contains the issue of the Company's reorganization is released not later than 30 days prior to the date of holding a repeated general meeting of shareholders.

When holding a repeated general meeting of shareholders in less than 40 days after the failed general meeting of shareholders, the persons entitled to participate in general meeting of shareholders are defined in accordance with the list of persons who had the right to participate in the failed general meeting of shareholders.

12.17. The person who is acting as a single executive is the chairman of general meeting of shareholders if the Company's Board of directors did not make other decision.

12.18. Other issues related to preparation and holding of annual and extraordinary general meetings of shareholders, including the procedure of conducting general meeting of shareholders are defined by the Regulation on the procedure of holding general meeting of the Company's shareholders to be approved by general meeting of shareholders.

Article 13
The Company's Board of directors

13.1. The Board of directors is the Company's collegial management body performing corporate management of the Company's activities.

13.2. The Company's Board of directors consisting of 11 persons is elected annually by annual general meeting of shareholders by cumulative voting.

13.3. General meeting of shareholders has the right to pass the resolution on early termination of authorities of the members of the Board of directors. However, such a resolution may be passed only in regard to all members of the Board of directors concurrently.

In case of early termination of powers of the Board of directors the authorities of the new Board of directors are valid till the nearest annual general meeting.

13.4. The following issues are related to the competencies of the Company's Board of directors:

1) definition of priority trends of the Company's activities, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment, and also consideration of other issues the decisions on which should be made by the Board of directors in accordance with the specified documents;

2) prior approval of operations which are beyond the scope established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases statutory by item 8 of clause 55 of Federal law "On joint-stock companies";

4) approval of the agenda of general meeting of shareholders;

5) setting the date of drawing up the list of persons entitled to participate in general meeting of shareholders, and other issues within the competencies of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint-stock companies" and related to the preparation and holding of general meeting of shareholders;

6) prior approval of the Company's annual report;

7) increase in the Company's authorized capital through the Company's placement of additional shares within the limits of authorized shares quantity, defined by the present Articles of association, excluding the cases statutory by sub-items 8,9 of item 12.2 of the present Articles of association;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) decision making of establishing the procedure of determining interest (coupon) size on the Company's bonds;

10) decision making on early redemption, at the Company's discretion, of the bonds placed by the Company, the decision on their issue provides for the option of such redemption;

11) the Company's placement of bonds convertible into shares and of other issuing securities convertible into shares, if the specified bonds (other issuing securities) are placed by public offering and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares amounting to 25 and less percent of earlier placed ordinary shares;

12) determination of price (pecuniary valuation) of property, offering price and repurchase of issuing securities in cases statutory by Federal law "On joint-stock companies";

13) approval of decisions on issue of securities, prospectuses of securities, reports on the results of the Company's shares acquisition in order to pay them off, reports on the results of shares retirement, reports on the results of shareholders' demands of repurchase of shares held by them;

14) acquisition of shares, bonds and other securities placed by the Company;

15) determination of acquisition price of bonds placed by the Company or the procedure of its determination;

16) approval of the Company's registrar and terms and conditions of the contract with it, and also decision making on cancellation of the contract with it;

17) recommendations on profit distribution, including on the size of dividend on the Company's shares and the procedure of its payment and the Company's loss;

18) approval of internal document about dividends on the Company's shares, introduction of modifications and amendments into it, and also its acknowledgement as null and void;

19) the use of required reserve and other funds of the Company;

20) approval of internal document defining the procedures of internal control of the Company's financial and economic activities, introduction of modifications and amendments into the said document, and also its acknowledgement as null and void;

21) recommendations on the size of remuneration and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of audit services contract concluded with the Company's auditor, including determination of the amount of payment for audit services;

22) approval of Regulation on the Company's internal audit Department, introduction of modifications and amendments into the said document, and also its acknowledgement as null and void; prior approval of candidates for the post of the head of internal audit Department and release from office of the specified person on the Company's initiative, and also consideration of other issues the decisions on which should be made by the Board of directors in accordance with the Regulation on internal audit Department;

23) prior approval of a transaction or several interrelated transactions connected to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is from 1 to 25% of the book value of the Company's assets defined by the data of its accounting statement at the last reporting date;

24) approval of transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is from 25 to 50% of the book value of the Company's assets defined by the data of its accounting statement at the last reporting date, excluding the transactions made in the course of routine economic activities of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

25) approval of related party transactions in cases statutory by chapter XI of Federal law "On joint-stock companies";

26) definition (change) of functional blocs of corporate structure and of basic functions of subdivisions comprising functional blocs of the Company's corporate structure (excluding the structure of regional subsidiaries and representation offices of the Company);

27) establishment of regional subsidiaries, opening of representation offices, their liquidation, approval of Provisions on regional subsidiaries and representation offices, introduction of modifications and amendments into them, and also acknowledgement of these Provisions as null and void;

28) prior approval of candidates for the post of heads of regional subsidiaries and representation offices, and dismissal of the specified persons from their posts on the Company's initiative;

29) appointment of single executive body (General Director), defining the term of his/her office, and also early termination of his/her office and conclusion of labor contract with him/her;

30) election (re-election) of the Chairman of the Company's Board of directors, of his/her deputy;

31) defining the term of office and numerical strength of collegial executive body (Management board), appointment of Management board members and early termination of their office;

32) prior approval of occupation by the person acting as the Company's singe executive body, by members of the Company's Management board of the posts in management bodies of other entities;

33) permission to the person acting as single executive body to combine his/her functions with work in paid jobs in other entities;

34) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval of Provisions on committees, introduction of modifications and amendments into them, and also acknowledgement of such documents as null and void;

35) appointment and dismissal of the Company's corporate secretary, approval of the Regulation on corporate secretary and on the back office of corporate secretary, introduction of modifications and amendments into the said document, and also its acknowledgement as null and void;

36) approval of terms and conditions of contracts (supplementary agreements) concluded with General Director, members of the Management board, heads of regional subsidiaries and representation offices, director of internal audit Department, the Company's corporate secretary, and also consideration of issues the decisions on which should be made by the Board of directors in accordance with the specified contracts;

37) decisions making on the Company's participation in other business entities:

- on setting up an entity through incorporation;

- on joining as a member;

- on termination of membership, except for the cases of discontinuation of activities of an entity where the Company is a member;

- on the change of size of equity share, of par value of equity share, change of shares quantity or par value of shares belonging to the Company, except for the cases when the said changes result from abiding by decisions of authorized body of the entity where the Company is a member or the changes resulting from court enforcement action;

38) defining the Company's attitude on the issues of competencies of general meetings of members of business entities, where the Company is a member, in resolving the issues resulting in the Company's termination of membership in such entities, change of size of equity share, of par value of equity share, change of shares quantity or par value of shares belonging to the Company;

39) decisions making on the Company's participation in non-profit organizations, excluding the cases statutory by sub-item 21 of item 12.2 of the present Articles of association:

- on setting up an organization through incorporation;

- on joining as a member;

- on termination of membership, except for the cases of discontinuation of activities of organization where the Company is a member;

- on making additional contributions related to the Company's participation in non-profit organizations;

40) decisions making on the issues referred to the competencies of general meetings of members of business entities, where the Company is a sole member having the right of vote at general meetings of members;

41) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

42) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activities, about the Company's securities and transactions with them, the information not being publicly accessible, introduction of modifications and amendments into the said documents, and also their acknowledgement as null and void;

43) approval of programs (procedures, other documents) of risks management in the Company, and also consideration of other issues the decisions on which should be made by the Board of directors in accordance with the said documents;

44) prior approval of appointment of a person in the Company whose functions comprise organization and maintenance of the process of risk management in the Company, and dismissal of this person from office on the Company's initiative, approval of terms and conditions of labor contract (supplementary agreements) with him/her, and consideration of issues the decision on which should be made by the Board of directors in accordance with the said contract;

45) approval of terms and conditions of liability insurance contracts of the Board of directors' members, the Management board members and the General Director of the Company, as well as of persons who had held or will hold the said posts in the Company's management bodies;

46) approval of other, in addition to those statutory by item 13.4 of the present Articles of association, internal documents of the Company regulating the issues comprising the competencies of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Articles of association is referred to the competencies of shareholders' general meeting and the Company's executive bodies, introduction of modifications and amendments into the said documents, and also their acknowledgement as null and void;

47) prior approval of involving outside experts for value received to the audit of the Company's activities conducted by the Auditing committee;

determination of the procedure of payment and other material terms and conditions of participation of outside experts involved for value received to the audit conducted by the Auditing committee;

48) other issues statutory by Federal law "On joint-stock companies" and the present Articles of association.

13.5. The issues referred to the competencies of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

13.6. Decisions on the issues, specified in sub-item 7, 11, 24 of item 13.4 and also on the issue of proposing to general meeting of shareholders to reduce the Company's authorized capital to the amount which is less than its net asset value in

case, if based on the results of audit the Company's net asset value turned out to be less than the authorized capital, are adopted unanimously by all the members of the Company's Board of directors except for the votes of retired members of the Company's Board of directors.

Provided that undivided opinion of the members of the Company's Board of directors on the issue statutory by sub-item 24 of item 13.4 of the present Articles of association is not reached, following the decision of the Company's Board of directors the specified issue may be submitted to general meeting of shareholders for passing the resolution. However, the resolution on this issue is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting.

Decisions on the issues specified in sub-item 25 of item 13.4 of the present Articles of association are adopted by a majority of votes of independent directors not related to settlement of transaction.

Provided that all the members of the Company's Board of directors are recognized to be persons concerned and (or) are not independent directors, the transaction may be approved by the resolution of general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares not related to the transaction.

13.7. Other issues, besides those listed in item 13.6 of the present Articles of association, referred to the competencies of the Board of directors by Federal law "On joint-stock companies" and by the present Articles of association are adopted by a majority of votes of members of the Company's Board of directors participating in the meeting.

13.8. For the purposes of submitting the issue to the decision by the Board of directors, the issue being statutory by sub-item 23 of item 13.4 of the present Articles of association, the price of acquired or disposed of property (works, services) is compared with the book value of the Company's assets:

- when acquiring the property – acquisition price inclusive of VAT and other outlay taxes and dues;
- when disposing of or possibility of disposing of property – the price of property exclusive of VAT and other outlay taxes and dues, defined by parties to transaction, or book value of property – depending upon the fact what of these values will turn out to be more.

13.9. The procedure of convocation and holding of meetings of the Board of directors, the size and the procedure of payment of remunerations and compensations to the members of the Board of directors are defined by the Regulation on the Board of directors to be approved by general meeting of shareholders.

13.10. Meeting of the Board of directors is convoked by the Chairman of the Board of directors on his/her own initiative, upon a requisition of a member of the Board of directors, of a committee of the Board of directors, the Company's Auditing committee, the Company's auditor, single or collegial executive body of the

Company, and also upon a requisition of shareholders (shareholder) owning in aggregate at least 5% of the Company's voting shares.

13.11. The quorum for holding meetings of the Company's Board of directors is more than half of the number of elected members of the Board of directors.

13.12. Meetings of the Board of directors may be held in the form of compresence (including conference call) or absentee voting.

13.13. In determining the quorum and the results of voting at the Board of directors' meeting held in form of compresence, written opinion of a member of the Company's Board of directors absent at the meeting is taken into account.

13.14. In resolving the issues at a meeting of the Company's Board of directors, each member of the Board of directors has one vote. In adoption of decisions by the Board of directors, the Chairman of the Board of directors has the right of a casting vote in case of equality of votes of members of the Company's Board of directors.

13.15. The Chairman of the Company's Board of directors organizes its operation, convokes meetings of the Board of directors and presides over them, organizes taking of minutes at meetings, ensures effective operation of the committees of the Board of directors.

13.16. The Board of directors has the right to appoint a deputy to the Chairman of the Board of directors. In case of absence of the Chairman of the Company's Board of directors, his/her functions (including the right of signature of documents) are performed by his/her deputy, and in case of absence of the latter, by one of the members of the Board of directors by the decision of the Company's Board of directors adopted by a majority of votes of its members participating in the meeting.

Article 14
The Company's Management board

14.1. Management board is a collegial executive body organizing the performance of resolutions of shareholders' general meeting and decisions of the Company's Board of directors.

14.2. Term of office and numerical strength of the Company's Management board are defined by the Board of directors.

14.3. The Company's Management board members, except for the Company's Management board Chairman, are appointed by the Board of directors. In accordance with Federal law "On joint-stock companies" the person holding the post of General Director is vested with powers of Management board Chairman.

Proposal of nominating candidates to the Company's Management board should contain the name, place of employment, work status, information about holding posts in management bodies of other entities of each nominated candidate.

By the decision of the Company's Board of directors the authority of any member (all members) of the Company's Management board appointed by the Board of directors may be early terminated.

In case of an early termination of powers of separate members of Management board, the authority of reappointed members will be valid within the limits of the term for which the Company's Management board is formed.

14.4. The following issues of management of the Company's day-to-day operations are referred to the competencies of the Company's Management board:

1) elaboration of proposals on basic trends of the Company's activities, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals on introducing modifications to the specified documents;

2) deciding the issues referred to the competencies of supreme management bodies of non-profit organizations where the Company is a sole promoter (member), excluding non-profit organizations where the supreme management body is formed without the promoter's (member's) involvement;

3) defining staff and social policy of the Company;

4) approval of internal document regulating general provisions of labor motivation, and also consideration and making decision on concluding collective bargaining contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, excluding the issues statutory by sub-items 28, 29, 30, 31, 34, 36 of item 13.4 of article 13 of the present Articles of association and also the issues initiated in accordance with the Russian Federation legislation and the Company's Articles of association with indication of specific dates of their consideration by the Board of directors making it impossible to consider these issues by the Company's Management board in advance;

preparation of materials and drafts of resolutions on the issues subject to consideration by the committees of the Board of directors;

6) organizational-technical support of the Company's bodies activities;

7) defining technical, finance-economic and tariff policy of the Company and of regional subsidiaries;

8) defining accounting policy, control of perfection of the methods of bookkeeping and management accounting, and also of implementation of accounting of the Company and of regional subsidiaries as per international accounting standards;

9) defining the methods of planning, budgeting and controlling of the Company and of regional subsidiaries;

10) defining the policy of ensuring the security of the Company and of regional subsidiaries;

11) defining the procedure of vesting the property to regional subsidiaries and taking of property settled on regional subsidiaries;

12) defining the total number and appointment of members of collegial executive bodies of regional subsidiaries, and also early termination of their authority, approval of Regulation on collegial executive body of regional subsidiary;

13) prior approval of candidates for the posts of deputy heads, chief accountants of regional subsidiaries and representation offices and dismissal of the said persons from their posts on the Company's initiative;

14) approval of terms and conditions of contracts (supplementary agreements) concluded with the members of collegial executive bodies of regional subsidiaries, with deputy heads, chief accountants of regional subsidiaries and representation offices, and also consideration of issues the decisions on which should be made by Management board in accordance with the specified contracts;

15) analysis of the results of operation of the Company's structural subdivisions, including the separate ones, and the development of binding instructions on their operation improvement;

16) approval of internal documents regulating the issues within the competencies of the Company's Management board, excluding the documents approved by shareholders' general meeting and the Company's Board of directors;

17) approval (change) of the Company's corporate structure, including the approval of functions of structural subdivisions (excluding the structure and functions of representation offices and structural subdivisions of regional subsidiaries located outside the addresses of regional subsidiaries locations).

14.5. The Company's Management board also has the right to make decisions on other issues of the Company's day-to-day operations management on the instructions of the Company's Board of directors, at the proposals of the committees of the Company's Board of directors and the Company's General Director.

14.6. The procedure of convocation and holding of Management board meetings, and also the procedure of decision-making by Management board are established by the Regulation on the Company's Management board to be approved by general meeting of shareholders of the Company.

14.7. The rights, duties, and responsibility of the members of Management board are defined by Federal law "On joint-stock companies", by other legal acts of the Russian Federation and by the contract concluded by each of them with the Company.

The contract's terms and conditions should stipulate the right of Management board member for compensation of proven costs related to his/her performance of functions of Management board member and also the right to receive the remuneration, the size and the procedure of payment of which is defined by the Company's internal document to be approved by the Company's Board of directors.

RECEIVED
2003 JUL -7 A 7:33

Article 15
The Company's General Director

15.1. General Director is single executive body managing the Company's day-to-day operations. General Director is appointed by the Company's Board of directors.

Proposal of nominating a candidate to the post of the Company's General Director should contain the candidate's name, place of his/her employment, work status, information about holding posts in management bodies of other entities.

15.2. General Director makes decisions on the issues not referred by the present Articles of association to the competencies of shareholders' general meeting, of the Board of directors and Management board of the Company.

15.3. General Director acts as the Chairman of the Company's Management board.

15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, and directions and gives instructions mandatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract with General Director is concluded for the term of his/her office defined by the Company's Board of directors.

15.5. The Company's Board of directors has the right at any time to make the decision on early termination of the authority of the Company's General Director and on cancellation of contract with him/her.

Article 16
The Company's corporate secretary.
Back office of the Company's corporate secretary

16.1. By the decision of the Board of directors, a special person may be appointed with the task to ensure the compliance with procedural requirements guaranteeing realization of rights and interests of the Company's shareholders by the Company's bodies and officials – the Company's corporate secretary.

16.2. The rights, duties, term of powers, size of remuneration of labor and responsibilities of the Company's corporate secretary are defined by the Company's internal documents, and also by the contract concluded by him/her with the

Company. The contract is signed on behalf of the Company by the Chairman of the Company's Board of directors.

16.3. With a view to ensuring efficient performance by the Company's corporate secretary of his/her duties the Company may set up a back office of the Company's corporate secretary; its composition, structure, headcount, and duties of employees are defined by the Company's internal document to be approved by the Board of directors.

Article 17
Control of the Company's financial and economic activities

17.1. To control its financial and economic activities the Company sets up Auditing committee, special structural subdivision – internal audit Department, as well as an independent auditor is involved.

17.2. Auditing committee is an independent controlling body of the Company, elected at annual general meeting of shareholders till the next annual general meeting of shareholders and consists of 5 persons.

Auditing committee is recognized as formed, if at least half of Auditing committee members, as defined by the present Articles of association, are elected to it.

17.2.1. The authority of separate members or of the entire Auditing committee may be early terminated by resolution of general meeting of shareholders.

In case of early termination of powers of the members of Auditing committee, the authority of the new Auditing committee shall be valid till the next annual general meeting of shareholders.

In case if actual headcount of Auditing committee is less than half of numerical strength of Auditing committee as defined by the present Articles of association, the Chairman of Auditing committee is to inform the Company's Board of directors within 5 days since the time of this event occurrence. The Board of directors is obliged to convoke extraordinary general meeting of shareholders to elect a new Auditing committee.

17.2.2. The competencies of Auditing committee comprise:

- verification of compliance of decisions and actions of the Company's executive bodies, including concluded contracts and made transactions, with the requirements of legal acts;
- verification of compliance of the procedure of bookkeeping and drawing up financial statements with existing regulatory documents;
- analysis of the Company's financial position;
- analysis of promptitude and accuracy of settlements with budgets of different levels and with the Company's shareholders;
- assessment of economic efficiency of financial and economic operations of the Company.

17.2.3. Audit of financial and economic activities of the Company by Auditing committee is conducted based on the results of the Company's operations for a year.

Audit of the Company's financial and economic activities is also conducted at any time:

- on the initiative of the Company's Auditing committee;
- by resolution of general meeting of shareholders of the Company;
- by decision of the Company's Board of directors;
- upon requisition of the Company's shareholder (shareholders) possessing in aggregate at least 10% of the Company's voting shares on all the issues of the competencies of general meeting of shareholders at the date of the requisition submitting.

17.2.4. Upon requisition of Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents of financial and economic activities of the Company.

17.2.5. The procedure of Auditing committee operation and also the size and the procedure of payment of remuneration to Auditing committee members are defined by the Regulation on the Company's Auditing committee to be approved by general meeting of shareholders.

17.3. In order to secure constant internal control of all economic operations in the Company, internal audit Department – a special structural subdivision, independent of the Company's executive bodies is established in the Company. Its activities are supervised directly by the Company's Board of directors.

The functions of the specified structural subdivision, the procedure of its activities, the procedure of appointment of employees, requirements to them are defined by internal document to be approved by the Company's Board of directors.

17.4. To audit and verify the accuracy of annual financial statements, the Company annually employs a professional auditor not connected by property interests with the Company or its shareholders.

17.4.1. Auditor conducts auditing of the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of the contract concluded with it.

17.4.2. General meeting of shareholders approves the Company's auditor. Terms and conditions of the contract concluded with auditor, including the size of payment for its services are approved by the Company's Board of directors.

17.4.3. Audit of the Company's activities should be conducted at any time upon requisition of shareholders with cumulative share in the authorized capital of 10% or more. Shareholders – initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of shareholder or of his/her authorized person. If the request is signed by authorized person, the document should have power of attorney enclosed.

Article 18
Reorganization of the Company

18.1. The Company may be voluntarily reorganized by resolution of general meeting of shareholders. Other grounds and the procedure of the Company's reorganization are defined by current legislation of the Russian Federation.

18.2. The Company may be reorganized in the form of merger, take-over, split-up, split-off and transformation to other form of incorporation in manner required by Federal law "On joint-stock companies".

Article 19
Liquidation of the Company

19.1. The Company may be liquidated voluntarily by resolution of general meeting of shareholders or upon court order, in cases and in manner required by current legislation.

19.2. In cases statutory by current legislation of the Russian Federation, the Company is obliged to pass the resolution on its voluntary liquidation.

19.3. In case if at voluntary liquidation of the Company, its property will be insufficient for settlement of debts with all creditors of the Company, the Chairman of the Company's liquidating committee appointed by general meeting of shareholders is obliged to apply to arbitration court with a petition to apply streamlined bankruptcy proceedings of the debtor to be dissolved in regard to the Company.

1253-2(b)

EXTRACT FROM MINUTES № 24

Of the meeting of OJSC VolgaTelecom's Board of directors held the form of compresence

May 16, 2008 Krasnodar town

Time of the meeting: 10:00 a.m. (Moscow time).
Place of the meeting's holding: Krasnodar town

11 persons were elected to the Board of directors: Andreev V.A., Bilibin Yu. A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Kuznetsov S.I., Omelchenko S.V., Savchenko V.D. and Fedorov O.R.

6 persons took part in the meeting: Kuznetsov S.I., Andreev V.A., Degtyarev V.V., Enin E.P., Omelchenko S.V. and Fedorov O.R.

5 persons presented their opinion through written questionnaire: Gavrilenko A.A., Grigorieva A.B., Bilibin Yu. A., Zhelonkin V.B. and Savchenko V.D.

THE AGENDA:

3. Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

III. Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

THE SPEAKER WAS: Pokrovskaya N.I. – the Company's corporate secretary.
ALSO TOOK THE FLOOR: Kuznetsov S.I., Fedorov O.R. and Enin E.P.

Based on the results of voting on the agenda issue "Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)" the Board of directors decided the following:

To introduce into the agenda of the annual general meting of shareholders the issue "Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)" with the following draft decision:

"Approve restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

The Chairman of OJSC VolgaTelecom
Board of directors signature S.I. Kuznetsov
The Company's corporate secretary signature N.I. Pokrovskaya
The date of the minutes drawing up: May 16, 2008

The extract is true and correct:
The Company's corporate secretary N.I. Pokrovskaya

1253-2(b)

Draft

APPROVED by
Annual general meeting of
OJSC VolgaTelecom stockholders

"____" _____________ 2008.

Minutes № ___ of "___" _______ 2008.

Chairman of annual general meeting of stockholders
________________________ S.V. Omelchenko

REGULATION ON THE BOARD OF DIRECTORS of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom) Restated version

Nizhny Novgorod city,
2008

1. GENERAL PROVISIONS

1.1. The present Regulation on the Board of directors (hereinafter – the Regulation) in accordance with the Civil Code of the Russian Federation, Federal Law "On joint- stock companies" and the Articles of association Open Joint Stock Company VolgaTelecom (hereinafter - the Company) defines the procedure of convocation and holding of meetings of the Board of directors, the size and procedure of payment of remunerations and compensations to the Company's Board of directors members.

1.2. The Board of directors is the Company's collegial management body performing corporate management of the Company's activities, except for resolving the issues referred by federal laws and the Company's Articles of association to the competencies of general meeting of the Company's shareholders.

2. OBJECTIVES AND PRINCIPLES OF THE BOARD OF DIRCETORS' ACTIVITIES

2.1. The objectives of the Board of directors' activities are ensuring maximisation of profit and increase in the Company's assets, protection of the rights and legitimate interests of shareholders, ensuring completeness, reliability and objectivity of the public information about the Company.

2.2. To realize the objectives of its activities, the Board of directors is to be guided by the following principles:
- decision making on the basis of trustworthy information about the Company's activities;
- inadmissibility of restriction of rights of shareholders to participate in the Company's activities management, to receive dividends and information about the Company;
- achievement of balance of interests of various groups of shareholders and making most objective decisions by the Board of directors in the interests of all shareholders of the Company.

3. RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS, PROCEDURE OF THEIR EXERCISE

3.1. A member of the Board of directors has the right:
3.1.1. to approach the Company with written requests to provide the Company's information (documents) both public and other information recognized by the Company as insider information, in the procedure established by the Company's internal documents;

3.1.2. to receive compensation for expenses related to exercise of functions of a member of the Company's Board of directors in the procedure provided by the present Regulation;

Provided that there is no prohibition on his/her paid work in the activities of business entity management bodies as established by current legislation of the Russian Federaion, to get remuneration for his/her exercise of functions of a member of the Company's Board of directors in the procedure provided by the present Regulation or to exercise the functions of a member of the Board of directors without pay;

3.1.3. to demand making entry of his/her dissenting opinion on the agenda issues, made decisions into the minutes of the Board of directors' meeting.

3.2. A member of the Board of directors is obliged:

3.2.1. to be loyal to the Company, i.e. to abstain from using his/her position in the Company in interests of other persons;

3.2.2. to act within his/her rights in accordance with the objectives and principles of activities of the Board of directors;

3.2.3. to act reasonably, in good faith in regard to the Company's business;

3.2.4. not to disclose known to him/her confidential information about the Company's activities;

3.2.5. to initiate meetings of the Board of directors for decision making of issues at hand;

3.2.6. to participate in decision making of the Board of directors by voting on issues of its meetings agenda;

3.2.7. to make informed decisions after studying all necessary information (materials);

3.2.8. to assess risks and adverse effects at decision making;

3.2.9. to inform the Company about his/her affiliation and its changes in due time;

3.2.10. to notify the Board of directors about anticipated transactions in which he/she may be recognized to be a party concerned;

3.2.11. to notify in writing the Board of directors about holding the Company's securities, and also about purchase and sale of the Company's securities, its subsidiary and associated companies, to disclose the information about transactions made with such securities (about the quantity, type of securities, date of sale or acquisition) not later than 5 days since the time of their settlement;

3.2.12. to inform the Company in writing on the establishment (lifting) of a prohibition on his/her paid work in business entity management body, the profibition being established by current legislation of the Russian Federation;

3.2.13. in case of his/her intention to exercise the functions of the Board of directors' member without remuneration, to inform the Company about it in writing.

3.3. The activities of a member of the Board of directors are continuous and are not limited to participation in the Board of directors' decision making.

3.4. Upon written requisition of a member of the Board of directors the Company is obliged to provide him/her with access to the information and the documents provided by item 3.1.1 of the present Regulation.

Thereby, the requested information and documents should be given for familiarization to a member of the Board of directors within five days since the date of submitting the relevant requisition, if the Company's internal documents defining the procedure of providing such information (documents) do not provide for a different term, but not more than 30 days.

The Company is obliged to provide the copies of documents necessary for the Board of directors' member at his/her request.

4. THE CHAIRMAN OF THE BOARD OF DIRECTORS

4.1. The Chairman of the Board of directors is elected at the first meeting by the members of the Board of directors among them by a majority of votes of members of the Company's Board of directors participating in the meeting.

4.2. The person acting as the Company's single executive body cannot be concurrently the Chairman of the Board of directors.

4.3. The Board of directors has the right to re-elect the Chairman of the Board of directors at any time.

4.4. Members of the Board of directors have the right to elect a deputy to the Chairman. In case of absence of the Chairman of the Company's Board of directors, all his/her functions (including the right of signature of documents) are performed by his/her deputy, and in case of absence of the latter, by one of the members of the Board of directors by the decision of the Company's Board of directors adopted by a majority of votes of its members participating in the meeting.

4.5. The Chairman of the Board of directors organizes the activities of the Board of directors, convokes its meetings and presides over them, organizes taking of the minutes of its meetings.

4.6. The Chairman of the Board of directors has no right to entrust the exercise of his/her functions to other person.

5. SUPPORT OF THE BOARD OF DIRECTORS ACTIVITIES

5.1. The Board of directors activities are supported by the Company's corporate secretary. The corporate secretary's functions of supporting the Board of directors'

activities are defined by the Regulation on corporate secretary and corporate secretary's back office.

5.2. Provided that corporate secretary is absent, the Board of directors' activities are supported by other person appointed by the Company's Board of directors for the period of corporate secretary's absence.

6. THE BOARD OF DIRECTORS' MEETINGS

6.1. Meeting of the Board of directors may be held in the form of compresence (including conference call) or absentee voting.

6.2. Meetings of the Board of directors should be held on a regular basis in accordance with action plan approved at the meeting of the Board of directors. If required the Board of directors considers the issues not included in the action plan.

6.3. A meeting of the Board of directors is convoked by the Chairman of the Board of directors on his/her own initiative, upon requisition of a member of the Board of directors, of the Board of directors' committee, the Auditing committee, the Company' auditor, single or collegial executive body of the Company, and also upon requisition of shareholders (shareholder) owning in aggregate at least 5% of the Company's voting shares.

The agenda of convoked meeting is defined by the Chairman of the Board of directors with due account for approved action plan of the Board of directors and received requests of persons (bodies) listed in paragraph one of the present item.

6.4. The requisition about convocation of a meeting of the Board of directors should include the following information:

6.4.1. the name of the initiator of convocation or the name of the body or a legal entity that made the requisition;

6.4.2. provided that the requisition about meeting convocation is submitted by a shareholder, the quantity and category (type) of shares owned by him/her;

6.4.3. the form of meeting holding (compresence or absentee voting);

6.4.4. the date of the meeting holding in the form of compresence or, in case of the meeting holding in the form of absentee voting, the end date of voting by the members of the Board of directors on the agenda issues;

6.4.5. the meeting agenda;

6.4.6. the list of information (materials) provided to the members of the Board of directors for the meeting.

In addition, the requisition about convocation of a meeting of the Board of directors may include the following information:

6.4.7. time and place of holding the meeting (in case a meeting is held in the form of compresence);

6.4.8. drafts of decisions on the agenda issues, and also information about candidates for election (appointment) of bodies and persons, if among proposed issues there are issues of election (appointment) of such bodies and persons;

6.4.9. other information at the discretion of the initiator of the meeting convocation.

6.5. The notice on convocation of a meeting of the Board of directors is sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the meeting holding (and in case of holding the meeting in the form of absentee voting, prior to the end date of voting). The said period may be reduced if it is necessary to solve urgently some issues provided that not a single member of the Board of directors objects to it. The objection is the opinion of the Board of directors' member served to the Company in written form by one of the methods provided by this item for giving notice on meeting holding not later than the time indicated at dispatch of notice of consideration of issues in shorter period of time to the Board of directors' members.

If it is necessary to hold a meeting of the Board of directors within shorter deadlines in accordance with current legislation, the term of sending the notice and the necessary materials should be reduced.

The notice of the meeting holding is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype, telephone, electronic or other communication facilities).The notice of the meeting should include the information provided in sub-items 6.4.3. - 6.4.8 of the present Provision, and also the address at which members of the Board of directors may submit their written opinion. On the initiative of bodies and persons entitled to require convocation of the Board of director's meeting, additional issues may be included into the agenda of the convoked meeting, provided that not a single member of the Board of directors objects to it. Proposal of including an additional issue into the agenda of the convoked meeting is to be presented in writing and is to contain the wording of such issue and also the information provided by sub-items 6.4.1, 6.4.2, 6.4.6 of the present Provision. Bodies and persons which proposed to convoke the meeting (an issue was included into the meeting agenda) have the right to withdraw their proposal in writing at any time prior to the time of summing up the results of voting on the proposed issues. Objection to including additional issue into the agenda of convoked meeting is the opinion of the Board of directors' member served to the Company in written form by one of the methods provided by this item for giving notice on meeting holding not later than the time indicated at dispatch of notice of including additional issue into the agenda to the Board of directors' members.

If there are circumstances making the meeting of the Board of directors impossible or complicated in the place and (or) during the time of which the Board of directors' members were notified, the meeting with the planned agenda may take place at another location and (or) at other time. All members of the Board of directors should be notified about the change of the place and (or) time of the

meeting of the Board of directors taking into consideration the necessary time for arrival of the Board of directors' members to the meeting. The notice of the said changes is sent to the members of the Board of directors in any form that guarantees the receipt of the notice by a member of the Board of directors at the address of location of the Board of directors' member or at the address of his/her correspondence receipt. All the Board of directors' members should be notified of the change of the meeting agenda in the procedure provided for notice of holding a meeting. The first (organizational) meeting of the Board of directors is held without preliminary dispatch of notices on the day of the shareholders general meeting at which the Board of directors is elected (in case when the resolution on the election of the members of the Board of directors, and also the results of voting on it have been announced at the general meeting of shareholders at which the voting took place).

6.6. In decision making by the Board of directors at the meeting held in the form of compresence, the members of the Board of directors present at the meeting are obliged to express their opinion on the agenda issues by voting.

If a member of the Board of directors cannot be present in person at the meeting held in the form of compresence, and also in case of the meeting held in the form of absentee voting, a member of the Board of directors has the right to provide his/her written opinion on the agenda issues.

6.7. Written opinion of the Board of directors' member may be expressed by one of the following methods:

6.7.1. presentation of written opinion on the agenda issues.

Written opinion should include the voting of the Board of directors' member on each issue of the agenda on which he/she has the right of vote, expressed by "Aye", "Nay" or "Abstain". In case of "Aye" voting the draft of the decision for which the Board of directors' member is voting (draft of decision proposed in notice of meeting holding, or draft of decision changed by the Board of directors' member in his/her discretion) should be formulated.

Written opinion of the Board of directors' member, who does not have the right of vote on the agenda issue, may state the draft of decision for which "Aye" voting is proposed to the Board of directors' members having the right of vote (draft of decision proposed in notice of meeting holding, or draft of decision changed by the Board of directors' member in his/her discretion) or proposal of "Nay" or "Abstain" voting on the draft of decision proposed by the initiator of the issue consideration.

Written opinion of the Board of directors' member may include:

remarks on provided materials (information) requiring making specific amendments in provided materials (information);

comments (interpretations) to provided materials (information), remarks of descriptive, critical nature not requiring amendment of provided materials (information) on which the decision is made;

appeal to the Company or initiators of consideration of specific issue of the meeting agenda with the request to provide him/her with additional information related to the issue but not mandatory for decision making and the provision of which does not affect his/her voting;

appeal to the Company with the request to provide him/her with the copies of materials (information) provided by the Board of directors' decisions in case of their adoption.

6.7.2. written questionnaire of the Board of directors' member of drafts of decisions of agenda issues proposed in the notice of meeting holding. Such questionnaire is distributed only in case of absence of written opinions of the Board of directors' members for the meeting held in the form of absentee voting.

6.7.3. written questionnaire of the Board of directors' member for the meeting held in the form of absentee voting, of drafts of decisions of agenda issues stated in written opinions provided by the Board of directors' members. If not a single written opinion has "Aye" voting (proposal to vote) on some agenda issue, the questionnaire on this issue is distributed basing on the draft of decision proposed in the notice of meeting holding.

6.7.4. written questionnaire of the Board of directors' member intending to be absent from the meeting held in the form compresence of drafts of decisions of agenda issues proposed in the notice of meeting holding.

6.7.5. written questionnaire of the Board of directors' member absent from the meeting held in the form compresence of drafts of decisions of the agenda issues drawn up by the Board of directors' members present in the meeting.

Written questionnaire of the Board of directors' members is conducted by their filling in of paper of interrogatories prepared by corporate secretary.

6.8. When the meeting is held in the form of absentee voting, the paper of interrogatories are prepared and sent out to the Board of directors' members on the last business day prior to the end date of voting of the Board of directors' members. However, in questionnaire of written opinions, the written opinions of the Board of directors' members served prior to the date of paper of interrogatories send out are accepted.

If during the period provided by paragraph 1 of the present item one written opinion is received, the paper of interrogatories is prepared for each member of the Board of directors, except for the one who has provided his/her written opinion. This paper of interrogatories comprises drafts of decisions of the agenda issues stated in received written opinion, and also drafts of decisions proposed in the notice of the meeting holding on those agenda issues which written opinions have "Nay" or "Abstain" voting (proposal to vote).

If during the period provided by paragraph 1 of the present item two or more written opinions are received, the paper of interrogatories is prepared for each member of the Board of directors, including those who have provided their written opinions. This paper of interrogatories comprises drafts of decisions of the agenda issues stated in each received written opinion, and also drafts of decisions proposed

in the notice of the meeting holding on those agenda issues for which neither of written opinions has "Aye" voting (proposal to vote).

6.9. When the meeting is held in the form of compresence, the Board of directors' member intending to be absent from the meeting and to express his/her opinion in writing has the right to provide written opinion on agenda issues or request the corporate secretary to prepare for him/her the paper of interrogatories with drafts of decisions of the agenda issues proposed in the notice of the meeting holding. The paper of interrogatories is prepared and sent out to the Board of directors' member on or before 1 business day following the request receipt. If in accordance with paragraph 3 of item 6.11 of the present article the Board of directors' member absent from the meeting and who has provided his/her written opinion prior to the meeting holding, should be questioned on drafts of decisions of the agenda issues drawn up by the Board of directors' members present in the meeting, and the paper of interrogatories is prepared and sent out to the Board of directors' member on the day the meeting holding instantly upon the completion of decisions drafts drawing up.

6.10. If a meeting is held in the form of absentee voting, the following written opinions of the Board of directors' members are taken into account in defining the quorum and tally of votes subject to the number of provided written opinions:

6.10.1. The following is taken into account if one written opinion is received within the time provided by paragraph 1 of item 6.8 of the present article:

- written opinion,
- duly provided paper of interrogatories, wherein each draft of decisions of the agenda issues has not more than one voting version ("Aye", "Nay", "Abstain").

6.10.2. If within the time provided by paragraph 1 of item 6.8 of the present article two and more written opinions are received, duly provided paper of interrogatories is taken into account; wherein each of versions of drafts of decisions of the agenda issues has not more than one voting version ("Aye", "Nay", "Abstain"). "Aye" voting may be left only for one version of the draft of decision of the agenda issue. However, the Board of directors' member who had provided his/her written opinion earlier has the right:

- to confirm his/her voting on the agenda issue by having voted "Aye" for the version of the decision draft stated in written opinion provided by him/her;

or

- change his/her voting by having voted "Aye" for other version of the decision draft.

Paper of interrogatories of the Board of directors' member is considered to be duly provided, if it is received on or before the end date of voting, signed by the Board of directors' member and does not have notes and records not prescribed by the form of paper of interrogatories.

6.11. If a meeting is held in the form of compresence, written opinions of the Board of directors' members absent from the meeting, these opinions being provided on or before the time of the meeting beginning, are taken into account in defining the quorum and tally of votes.

The Chairman of the meeting held in the form of compresence is obliged to read out the written opinion of the Board of directors' member absent from the meeting prior to the beginning of voting on the agenda issue for which this opinion has been provided. If this opinion was provided in the form of written opinion having remarks on materials (information) of the agenda issues requiring making of specific amendments in provided materials (information), and/or amended in his/her discretion drafts of decisions, each member of the Board of directors present at the meeting should vote on provided written opinion.

If the Board of directors' members present at the meeting have drawn up agenda issues decisions drafts differing from those stated in the written opinion of the absent member of the Board of directors, he/she should be questioned on each decision draft put to voting during the day of the meeting holding. To this effect, paper of interrogatories comprises agenda issues decisions drafts stated in his/her earlier received written opinion, and also decisions drafts drawn up by those present at the meeting. The absent member of the Board of directors should leave not more than one voting version ("Aye", "Nay", "Abstain") for each version of agenda issues decisions drafts. "Aye" voting version may be left only for one version of agenda issue decision draft. However, the absent member of the Board of directors has the right:

- to confirm his/her voting on the agenda issue by having voted "Aye" for the version of the decision draft stated in written opinion earlier provided by him/her;

or

- change his/her voting by having voted "Aye" for the version of the decision draft drawn up at the meeting.

6.12. Prior to making decision on the issue which preliminarily was considered by the Board of directors' committees the Board of directors' members should have the opportunity to get familiarized with recommendations of the relevant committees in advance.

6.13. In resolving the issues at the meeting of the Board of directors each member of the Board of directors has one vote.

The assignment of voting right by a member of the Board of directors to other person, including to other member of the Board of directors, is not allowed.

In case of tied vote of the Company's Board of directors' members in decision making, the Chairman of the Board of directors has a casting vote.

In cases, when in accordance with the Company's Articles of association the decision is made by a majority of three quarters of votes or unanimously by all members of the Board of directors without regard to votes of retired members of

the Board of directors; retired members of the Board of directors mean deceased, missing, and disqualified.

6.14. During the meeting of the Board of directors the minutes are taken.

The minutes of the meeting of the Board of directors are drawn up not later than 3 days after the meeting held in form of compresence (completion of voting by the Board of directors' members in case of absentee voting).

The following is stated in the meeting minutes:

- place and time of the meeting held in the form of compresence or in case of absentee voting, the place of drawing up the minutes and the date of completion of voting by the Board of directors' members;

- the persons present at the meeting (in case of the meeting held in the form of compresence): the Board of directors' members (with indication of their having voting right on agenda issues) and invitees;

- the Board of directors' members who provided written opinion (with indication of their having voting right on agenda issues);

- the meeting agenda;

- the draft decisions on the agenda issues put to voting, and the results of voting on them;

- made decisions.

The minutes of the Board of directors' meeting are signed by the officer presiding over the meeting and the Company's corporate secretary.

In case of records, when defining quorum and voting results on the agenda issues, of written opinion of the Board of directors member the written opinions on the agenda issues received from the Board of directors members are attached to the minutes.

The Company is obliged to keep the minutes of the Board of directors' meetings at the place of location of its executive body as per the procedure and during the time fixed by federal executive authority for securities market. If this time is not fixed, the Company is obliged to keep the minutes of the Board of directors' meetings permanently.

The Company is obliged to ensure access to the minutes of the Board of directors' meetings to shareholders, and also to the Board of directors' members, to Auditing committee and to the Company's auditor.

A copy of signed minutes is forwarded to the Board of directors' members within 3 business days since the date of signature in case of arrival of the appropriate request in writing.

7. REMUNERATION TO THE BOARD OF DIRECTORS' MEMBERS AND REIMBURSEMENT OF EXPENSES RELATED TO EXERCISE OF THEIR DUTIES

7.1. The Company incurs charges related to the Board of directors' activities and reimburses for all document supported costs related to exercise of their functions, to the Board of directors' members.

The Company's Board of directors' member exercising his/her functions for a fee is charged and paid a fee for exercising his/her functions, and also an increment to the remuneration provided by item 7.7. of the present article.

7.2. The remuneration to the Board of directors' member consists of a quarterly and an annual remuneration.

7.3. Quarterly remuneration to the Board of directors' member is established in the amount of RUR 300 000.

For the Chairman of the Board of directors the remuneration is established with coefficient of 1,5.

Quarterly remuneration of the Board of directors' member is reduced by:

30% - in case of his/her presence at less than half of meetings of the Board of directors held in the form of compresence;

100% - if he/she participated in less than half of all held meetings of the Board of directors.

If during a quarter in case of the Board of directors' personal composition change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration), the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration.

7.4. Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):

of the Company's EBITDA by IFRS accounting statement data for the reporting year;

of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration of one member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of the present item divided by the number of persons elected to the Board of directors.

In case of the Board of directors' personal composition change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration) during the period from the Board of directors' election by annual shareholders general meeting till the next annual shareholders general meeting, the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration.

Annual remuneration of a member of the Board of directors calculated in accordance with paragraphs four and five of the present item is reduced by 50% in

case of his/her participation in less than half of all meetings of the Board of directors held during his/ her term of powers.

7.5. Requirement criteria (percentage) of deductions for calculation of annual remuneration are defined by the resolution of annual general meeting of shareholders and are applied for determining the remuneration size of the persons exercising the functions of the Board of directors' members till the next annual shareholders' general meeting.

7.6. Annual remuneration to a member of the Board of directors is paid not later than 3 months after the expiry of the term of office of the present Board of directors' composition.

7.7. The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, related to their exercise of functions of the Board of directors committees members, in the amount of RUR 60 000 (for participation in each committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of the Board of directors' committee this increment is established with coefficient of 1,25.

7.8. The Board of directors' members are entitled to participate in option programs realized by the Company.

8. THE PROCEDURE OF APPROVAL OF THE PROVISION AND INTRODUCTION OF AMENDMENTS INTO IT

8.1. The present Regulation is approved by general meeting of shareholders by a majority of votes of shareholders - owners of the Company's voting shares.

8.2. The present Regulation may be amended and modified by general meeting of shareholders by a majority of votes of shareholders - owners of the Company's voting shares.

8.3. If as a result of change in the Russian Federation legislation or the Company's Articles of association some articles of the present Regulation are contradicting it, the Regulation is applied in the part that does not contradict the current legislation and the Company's Articles of association.

1253-2(b)

EXTRACT FROM MINUTES № 24

Of the meeting of OJSC VolgaTelecom's Board of directors held the form of compresence

May 16, 2008 Krasnodar town

Time of the meeting: 10:00 a.m. (Moscow time).
Place of the meeting's holding: Krasnodar town

11 persons were elected to the Board of directors: Andreev V.A., Bilibin Yu. A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Kuznetsov S.I., Omelchenko S.V., Savchenko V.D. and Fedorov O.R.

6 persons took part in the meeting: Kuznetsov S.I., Andreev V.A., Degtyarev V.V., Enin E.P., Omelchenko S.V. and Fedorov O.R.

5 persons presented their opinion through written questionnaire: Gavrilenko A.A., Grigorieva A.B., Bilibin Yu. A., Zhelonkin V.B. and Savchenko V.D.

THE AGENDA:

4. Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

IV. Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

THE SPEAKER WAS: Pokrovskaya N.I. – the Company's corporate secretary.
ALSO TOOK THE FLOOR: Fedorov O.R.

With due account for the recommendations of Corporate Governance Committee the Board of directors DECIDED:

To introduce into the agenda of the annual general meting of shareholders the issue "Approval of restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)" with the following draft decision:

"Approve restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)".

Voting: "AYE" – 11; "Nay" – none; "Abstain" – none.
In accordance with item 13.7. of the Articles of association **THE DECISION WAS MADE.**

The Chairman of OJSC VolgaTelecom
Board of directors signature S.I. Kuznetsov
The Company's corporate secretary signature N.I. Pokrovskaya
The date of the minutes drawing up: May 16, 2008

The extract is true and correct:
The Company's corporate secretary N.I. Pokrovskaya

12§3-2(b)

Draft

APPROVED by
Annual general meeting of
OJSC VolgaTelecom stockholders

"____" ____________ 2008.

Minutes № ___ of "___" _______ 2008.

Chairman of annual general meeting of stockholders
________________________ S.V. Omelchenko

REGULATION ON AUDITING COMMITTEE of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom) Restated version

Nizhny Novgorod city,
2008

GENERAL PROVISIONS.

1.1. The present Regulation is elaborated in compliance with Federal law "On joint- stock companies" and the Articles of association of Open Joint Stock Company VolgaTelecom (hereinafter the Company).

1.2. The present Regulation defines operating procedures of Auditing committee, including the procedure of holding Auditing committee meetings, audit procedure, the authority of Auditing committee members, and the procedure of cooperation with the Company's management bodies.

1.3. Auditing committee is elected by general meeting of stockholders in manner required by current legislation and the Company's Articles of association.

1.4. The authority of Auditing committee or its individual members may be terminated in manner required by current legislation, the Company's Articles of association and by the present Provision.

2. AUDITING COMMITTEE COMPETENCIES.

2.1. Auditing committee effects control of the Company's financial and economic activities, including its regional subsidiaries and representation offices.

2.2. Auditing committee within its competencies defined by the Company's Articles of association effects control of the Company's financial and economic activities.

2.3. Auditing committee effects control through audit of the Company's financial and economic records, including primary accounting records and tax accounting.

3. RIGHTS OF AUDITING COMMITTEE MEMBERS.

3.1. In the course of its activities Auditing committee has the right to require, and the persons holding posts in the Company's management bodies are obliged to provide documents of the Company's financial and economic activities, including confidential documents, using the following procedure:

3.1.1. demand of providing documents of the Company's financial and economic activities may be made to the Company's General Director both orally and in written form, however the persons holding posts in the Company's management bodies have the right to require written confirmation of the demand;

3.1.2. documents of the Company's financial and economic activities are provided upon demand of Auditing committee within the time specified in the demand, and if the time is not specified – on or before 3 business days following the date of the demand making;

3.1.3. Auditing committee members have access to the Company's documents, including confidential documents at any time within the limits of business hours established in the Company, and if it is necessary upon written demand after working day is over;

3.1.4. for the purpose of documenting the results of audits of the Company's activities, Auditing committee has the right to require to provide duly authenticated copies of the Company's financial and economic documents;

3.1.5. in case of providing unreliable documents, denial to provide them, failure to meet the dates provided by item 3.1.2 of the present Provision, and other obstructions of activities, Auditing committee has the right to demand from the Company's executive bodies to provide against offending persons and to provide the required documents in short order;

3.1.6. the cases of violation of requirements of sub-item 3.1.5 of the present Regulation by the Company's executive bodies, including as related to providing against offending persons, are brought to the Company's Board of directors notice and are stated in Auditing committee findings;

3.1.7. access to the Company's financial and economic documents containing state secret is defined by current legislation.

3.2. Auditing committee has the right to require convocation of meetings of Management board, the Board of directors and extraordinary general meeting of shareholders to resolve the issues of these bodies' competencies.

The Company's Auditing committee may approach the Board of directors' committees with proposal to consider any issue referred to the committee competencies.

The procedure of convening meetings of Management board, the Board of directors, extraordinary general meeting of shareholders, the Board of directors' committees upon the Auditing committee demand or appeal is defined by current legislation, the Company's Articles of association and Provisions on appropriate bodies. If the procedure is not defined, the meeting is to be held within reasonable time since the date of Auditing committee demand or appeal.

3.3. Auditing committee has the right to demand from the Company's executive officers their personal explanations on the issues within the Auditing committee competencies. Auditing committee files provided explanations to audit materials.

3.4. Explanations furnished upon Auditing committee demand should be provided within the time specified in item 3.1.2 of the present Provision. In case of failure to provide the explanations or provision of known incorrect explanations, Auditing committee is acting in the procedure similar to the one provided by items 3.1.5. and 3.1.6. of the present Provision.

3.5. Auditing committee has the right to involve outside specialists (natural persons and legal entities) to conducted audits in the procedure provided by item 5.4 of the present Provision.

3.6. Auditing committee if it elicits facts of violations of issues of its competencies has the right to raise the question to the Company's management bodies of bringing to responsibility of the Company's employee (executive officer) whose action or failure to act resulted in this violation.

3.7. The Company's management bodies inform Auditing committee about actions taken following the committee appeals.

4. DUTIES OF AUDITING COMMITTEE MEMBERS. RESPONSIBILITY OF AUDINING COMMITTEE MEMBERS.

4.1. Auditing committee members are obliged:

4.1.1. not to disclose confidential information (to keep commercial secrets), which has become known to Auditing committee members while exercising their authority.

4.1.2. to provide their findings based on the results of the Company's audit in the procedure provided by the Articles of association and the present Provision.

4.2. Auditing committee members are responsible for committed breach of their duties in accordance with current legislation of the Russian Federation.

5. PROCEDURE OF AUDITING COMMITTEE ACTIVITIES.

5.1. Election of the Auditing committee Chairman and the secretary, and their authority.

5.1.1. The Auditing committee Chairman runs its activities, he/she is elected by a majority of votes of Auditing committee members participating in voting in the first meeting of Auditing committee. The Auditing committee Chairman may be re-elected at any time by majority decision of Auditing committee members.

5.1.2. Any member of Auditing committee may nominate the Auditing committee Chairman. A member of Auditing committee may nominate himself/ herself.

5.1.3. The Company's Auditing committee Chairman organizes its activities, convenes the meetings of the Company's Auditing committee and presides over them, organizes taking of minutes at the meetings.

5.1.4. Organizational support of the Auditing committee activities is ensured by the Auditing committee secretary who is elected in the first meeting of Auditing committee. The Auditing committee secretary is elected in accordance with the procedure similar to the one established for election of the Auditing committee Chairman.

5.1.5. The Auditing committee secretary immediately after his/her election notifies the Company of the way in which the documents submitted to Auditing committee in accordance with item 6.1 of the present Regulation are to be surrendered to him/her.

5.1.6. The Auditing committee secretary takes the minutes, ensures custody of documents relating to the Auditing committee activities in accordance with section 6 of the present Provision.

5.2. Holding of Auditing committee meetings.

5.2.1. All the issues of Auditing committee activities not referred by the present Regulation to the Auditing committee Chairman supervision are resolved in Auditing committee meetings. Auditing committee meetings are held as and when necessary, at least once in a quarter.

5.2.2. The first meeting of Auditing committee is held on or before 15 days since the date of its election.

5.2.3. The Auditing committee meetings are conducted by the Auditing committee Chairman. If the Auditing committee Chairman and/or secretary are absent, the persons substituting them are appointed by a majority of votes of Auditing committee members present in the meeting.

5.2.4. The minutes are taken in Auditing committee meeting. The minutes are signed by the Chairman and the secretary of Auditing committee or by the persons substituting them.

5.2.5. The Auditing committee meetings are compulsorily held before and after the Company's audit.

5.2.6. The Auditing committee meetings may be held both in the form of compresence and in the form of absentee voting.

5.2.7. If Auditing committee meetings are held in the form of absentee voting, the Auditing committee members are sent documents with agenda and voting ballot which allows them to express precisely their point of view on the agenda issues.

The Auditing committee secretary on the instruction of the Auditing committee Chairman ensures preparation and distribution of documents for meetings to be held in the form of absentee voting. The Auditing committee Chairman sets the term during which the Auditing committee members should express their point of view on the agenda issues.

5.2.8. The Auditing committee meeting is legally competent if at least half of the elected members of Auditing committee are present in it.

If the meeting is held in the form of absentee voting, it is legally competent provided that at least half of the elected members of Auditing committee participated in the voting.

5.2.9. Auditing committee decisions are adopted by a majority of votes of the Auditing committee members participated in the meeting (who participated in voting in the meeting held in the form of absentee voting).

Each member of Auditing committee has one vote. In case of tied vote, the Auditing committee Chairman has a casting vote.

5.3. Auditing by Auditing committee.

5.3.1. Auditing committee audits the Company's financial and economic activities at year-end. Findings of mandatory audit of the Company's financial and economic activities at year-end are furnished to the Board of directors on or before 14 business days prior to the date of preliminary approval of the Company's annual report by the Board of directors.

5.3.2. In addition to the audit specified in item 5.3.1 of the present Regulation Auditing committee has the right to conduct unscheduled audits at any time in accordance with the present Provision.

5.3.3. Unscheduled audit is conducted if it is initiated by:

- general meeting of the Company's shareholders;
- the Company's Board of directors;
- shareholder (shareholders) holding at least 10% of the Company's voting shares;
- the Company's Auditing committee.

5.3.4. The ground for audit initiated by general meeting of shareholders or the Board of directors is the appropriate resolution/decision of the Company's management body.

The Auditing committee Chairman should organize unscheduled audit on or before 30 days since the date when the appropriate resolution/decision was passed/made by general meeting of shareholders or by the Board of directors.

5.3.5. The ground for audit initiated by shareholder is the appropriate written request served to Auditing committee. The Auditing committee Chairman should organize unscheduled audit on or before 30 days since the date of the request receipt.

5.3.6. If the Auditing committee member considers unscheduled audit of the Company's activities to be indispensable, he/she applies to the Auditing committee Chairman with the appropriate proposal. The Auditing committee Chairman convenes Auditing committee meeting where the issue of the necessity and the dates of unscheduled audit are discussed. Unscheduled audit initiated by Auditing committee should be conducted if the majority of the Auditing committee members vote for it.

5.3.7. Prior to the audit beginning the Auditing committee Chairman notifies in writing the Board of directors and the General Director of the Company (his/her deputy) of the issues to be audited, the audit initiator, audit tentative dates, the necessity of involving outside specialists in audit, and other essential conditions of audit.

5.3.8. To support the Auditing committee activities the Company's General Director (his/her deputy) appoints a group of the Company's employees responsible for interaction with Auditing committee.

5.4. The procedure of involving outside specialists in individual audits conducted by Auditing committee.

5.4.1. The Board of directors as well as any member of Auditing committee has the right at any time to apply to the Auditing committee Chairman with the proposal to involve outside specialists (natural persons and legal entities) who are not Auditing committee members or the Company's employees in audit.

The decision of the necessity of involving outside specialists is made in the Auditing committee meeting.

5.4.2. If the involvement of outside specialists is possible only for value received, then the specialists are involved on the advance approval of the Company's Board of directors. The Board of directors in its decision defines manner of payment and other essential conditions of outside specialists' participation in audit conducted by Auditing committee.

The contract with involved specialist on terms and conditions defined by the Board of directors is concluded by the Company's General Director on behalf of the Company.

5.4.3. Involved specialists are obliged not to disclose confidential information (keep commercial secrets) that became known to them when conducting the audit.

In case of involving outside specialists Auditing committee is obliged to secure signing of confidentiality agreement by and between these specialists and the Company prior to the time of their involvement in audit.

5.5. Presentation of results of audits conducted by Auditing committee.

5.5.1. The certificate of audit in accordance with any findings of the audit is drawn up not later than 5 business days since the time of audit completion.

The certificate of audit is drawn up on the basis of written opinions of Auditing committee members participated in the audit and the opinions are forwarded to Auditing committee secretary on or before 3 business days since the time of audit completion.

The certificate of audit should contain classified statement of document supported facts of violations in the Company's financial and economic activities identified in the course of audit, or note of lack of these, and also Auditing committee conclusions and proposals to rectify identified violations.

The certificate of audit is signed by the Auditing committee Chairman and its members participated in audit and is forwarded to the Company's General Director. General Director within 3 business days has the right to provide objections and/or documents concerning identified violations to Auditing committee.

5.5.2. Basing on the certificate of audit Auditing committee draws up findings where it expresses its opinion, including on the issues of reliability of data in the Company's reports, statements and other financial documents.

5.5.3. Findings should comprise the following information:

- brief summary about audited Company;
- information about Auditing committee structure;
- period under audit;
- audit approach;
- Auditing committee conclusions about reliability of accounting statement in whole, in its part or its unreliability.

5.5.4. Findings are signed by the Auditing committee Chairman and its members participated in audit. All disagreements arising in findings drawing up are resolved by majority voting. A member of Auditing committee who does not agree with the conclusions stated in findings has the right to set forth his/her opinion in writing.

5.5.5. Findings are drawn up not later than in 10 business days since the date of audit completion.

Within five-day period since the date of its drawing up the Auditing committee findings are brought to notice of the Board of directors, the Company's General Director and also to the audit initiator if it was the Company's shareholder.

6. CUSTODY OF AUDITING COMMITTEE DOCUMENTS AND THEIR FURNISHING TO INTERESTED PERSONS.

6.1. All the documents addressed to Auditing committee (in particular, request for audits) are to be sent by registered mail return receipt requested to the Company's address or to be delivered to the Company's front office (executive office). The Company's executive bodies ensure the surrender of received documents to the Auditing committee Chairman or to the Auditing committee secretary.

6.2. Auditing committee findings are held in custody at location of the executive body.

6.3. Auditing committee findings are furnished to the persons having the right of access to these documents in accordance with current legislation and in manner required by current legislation and the Company's Articles of association.

6.4. The minutes of the Auditing committee meetings and other documents related to the Auditing committee activities (except for the findings) are kept by the Auditing committee secretary. If the Auditing committee secretary is reelected, he/she should surrender these documents to the newly elected secretary of Auditing committee.

7. MATERIAL SUPPORT OF AUDITING COMMITTEE ACTIVITIES. REMUNERATION AND COMPENSATIONS TO AUDITING COMMITTEE MEMBERS.

7.1. To ensure the Auditing committee activities (including for holding the Auditing committee meetings and for the time of audits), the Company provides premises equipped with office appliances (phones, fax machines, computers, printers, and other office equipment at reasonable demand of the Auditing committee Chairman). The location of the premises should not hamper the Auditing committee activities.

7.2. The Company at its expense provides the Auditing committee with stationary and with other expendable materials in the amount necessary to ensure the Auditing committee activities.

7.3. The Auditing committee members are compensated for all proven costs related to the exercise of their functions of Auditing committee members.

7.4. The Auditing committee members in the period of their functions exercising are paid quarterly remuneration in the amount of RUR 150 000 to each of them.

The quarterly remuneration for the Auditing committee Chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which Auditing committee was reelected or some of its members left it as per the procedure provided by item 8 of the present Regulation, is paid proportionally to the time worked in the quarter.

8. EARLY TERMINATION OF OFFICE.

8.1. The authority of several members of Auditing committee or of the entire structure of Auditing committee may be early terminated by resolution of general meeting of shareholders.

8.2. A member of Auditing committee has the right to retire from Auditing committee membership at any time on his/her initiative by notifying in writing the Auditing committee Chairman and the Company. In this case, the authority of the Auditing committee member is terminated on the date of sending this notification.

8.3. The following procedure is to be complied with if the Auditing committee Chairman retires from it:

- The Auditing committee Chairman notifies the Company of his/her decision to retire from Auditing committee;
- The Chairman convenes Auditing committee meeting;
- A new Chairman is elected at Auditing committee meeting.

8.4. The authority and duties of the Auditing committee Chairman are effective until a new Chairman of Auditing committee is elected.

8.5. In case if actual headcount of Auditing committee is less than half of numerical strength of Auditing committee as defined by the Company's Articles of association, the Auditing committee Chairman is to inform the Company's Board of directors within 5 days since the time of this event occurrence. The Board of directors is obliged to convoke extraordinary general meeting of shareholders to elect a new Auditing committee.

9. FINAL PROVISIONS

9.1. The present Regulation is approved by general meeting of shareholders by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting.

9.2. The resolution of introducing amendments or modifications to the Regulation is passed by general meeting of shareholders by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting.

9.3. If as a result of changes in legislation of the Russian Federation or the Company's Articles of association, some articles of the present Regulation run counter to legislation or the Articles of association, these articles become inoperative, and Auditing committee members are guided by current legislation until the Regulation is modified.

1253-2(b)

EXTRACT FROM MINUTES № 24

Of the meeting of OJSC VolgaTelecom's Board of directors held the form of compresence

May 16, 2008 Krasnodar town

Time of the meeting: 10:00 a.m. (Moscow time).
Place of the meeting's holding: Krasnodar town

11 persons were elected to the Board of directors: Andreev V.A., Bilibin Yu. A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Kuznetsov S.I., Omelchenko S.V., Savchenko V.D. and Fedorov O.R.

6 persons took part in the meeting: Kuznetsov S.I., Andreev V.A., Degtyarev V.V., Enin E.P., Omelchenko S.V. and Fedorov O.R.

5 persons presented their opinion through written questionnaire: Gavrilenko A.A., Grigorieva A.B., Bilibin Yu. A., Zhelonkin V.B. and Savchenko V.D.

THE AGENDA:

5. The Board of directors' proposal of the candidacy of auditor for 2008.

IV. The Board of directors' proposal of the candidacy of auditor for 2008.
THE SPEAKER WAS: Degtyarev V.V. – the Chairman of the Committee for Audit.
ALSO TOOK THE FLOOR: Kuznetsov S.I., Enin E.P., Andreev V.A., Omelchenko S.V. and Fedorov O.R.
The Board of directors DECIDED:

To propose to the annual general meeting of shareholders to approve ZAO KPMG as the Company's auditor for 2008.

Voting: "AYE" – 11; "Nay" – none; "Abstain" – none.

In accordance with item 13.7. of the Articles of association **THE DECISION WAS MADE.**

The Chairman of OJSC VolgaTelecom
Board of directors signature S.I. Kuznetsov
The Company's corporate secretary signature N.I. Pokrovskaya
The date of the minutes drawing up: May 16, 2008

The extract is true and correct:
The Company's corporate secretary N.I. Pokrovskaya

1253-2(b)

General information about ZAO KPMG

Name:	Closed Joint Stock Company (ZAO) KPMG.
Location (Registered office):	Office 3035, Olympiiskyi prospect 18/1, Moscow, 129110
Mailing address:	Block C, Naberezhnaya Tower Complex, Krasnopresnenskaya Nab. 18, Moscow, 123317
Chaiman/CEO	Roger Munnings
State registration:	Registered by Moscow registration chamber. Certificate № 011.585 of May 25, 1992. Registered in the Uniform State Register of Legal Entities by Intermunicipal inspection of Ministry of Taxation of the Russian Federation №39 in Moscow, № 1027700125628 of August 13, 2002. Certificate series 77 №005721432.
License:	№ E 003330 for audit activities issued on the basis of order № 9 of January 17, 2003 of the Ministry of Finance of the Russian Federation. The license validity term was extended to January 17, 2013.
Membership in accredited professional audit association:	Member of Audit Chamber of Russia. Member of Institute of Professional Accountants and Auditors of Russia.

KPMG

KPMG is an international network of firms providing audit and consulting services. More than 123 000 employees are working in KPMG offices in 145 countries worldwide.

KPMG operations' objective is to transform professional knowledge into practical economic benefit in the interests of its clients, employees and capital markets.

3000 specialists work in KPMG's offices in Russia and the CIS, including Moscow, St. Petersburg, Ekaterinburg, Nizhny Novgorod, Novosibirsk, Rostov-on-Don , Almaty, Astana, Baku, Bishkek, Yerevan, Kiev, Tashkent and Tbilisi.

The company's permanent representation office has been operating in Moscow since 1990, and since 1992 ZAO KPMG, Russian legal entity.

Most of Russian largest companies are KPMG's clients.

During the last three years KPMG in Russia and the CIS is one of the most dynamically and rapidly growing KPMG practices in the world.

1253-2(б)

EXTRACT FROM MINUTES № 24

Of the meeting of OJSC VolgaTelecom's Board of directors held the form of compresence

May 16, 2008 Krasnodar town

Time of the meeting: 10:00 a.m. (Moscow time).
Place of the meeting's holding: Krasnodar town

11 persons were elected to the Board of directors: Andreev V.A., Bilibin Yu. A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Kuznetsov S.I., Omelchenko S.V., Savchenko V.D. and Fedorov O.R.

6 persons took part in the meeting: Kuznetsov S.I., Andreev V.A., Degtyarev V.V., Enin E.P., Omelchenko S.V. and Fedorov O.R.

5 persons presented their opinion through written questionnaire: Gavrilenko A.A., Grigorieva A.B., Bilibin Yu. A., Zhelonkin V.B. and Savchenko V.D.

THE AGENDA:

6. Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors".

VI. Introduction into the agenda of the annual general meeting of shareholders of the issue "Approval of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors".

THE SPEAKER WAS: Enin E.P. – the Chairman of Staff and Rewards Committee.
ALSO TOOK THE FLOOR: Kuznetsov S.I. and Andreev V.A.
With due account for the recommendations of Staff and Rewards Committee the Board of directors DECIDED:

To introduce into the agenda of the annual general meeting of shareholders the issue "Approval of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors" with the following draft decision:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors:

- 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2008;

- 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividend payment at 2008 year-end".

Voting: "AYE" – 11; "Nay" – none; "Abstain" – none.
In accordance with item 13.7. of the Articles of association **THE DECISION WAS MADE.**

The Chairman of OJSC VolgaTelecom
Board of directors signature S.I. Kuznetsov
The Company's corporate secretary signature N.I. Pokrovskaya
The date of the minutes drawing up: May 16, 2008

The extract is true and correct:
The Company's corporate secretary N.I. Pokrovskaya

1253-2(b)

Joint-Stock Company

VOLGATELECOM

MATERIALS of
Annual general meeting of OJSC VolgaTelecom's shareholders

June 24, 2008

1253-2(b)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

COMMUNICATION

Dear shareholder!

Open Joint Stock Company VolgaTelecom advises on holding of annual general meeting of shareholders on June 24, 2008 in the form of compresence at the address: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the time of the meeting beginning is 10:00 a.m. (local time), the registration starts at 8:00 a.m. (local time).

<u>Agenda of general meeting of shareholders</u>:

1. Approval of annual report, annual accounting statements, including the Company's income statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2007 fiscal year.
2. Election of the members of the Company's Board of directors.
3. Election of the members of the Company's Auditing committee.
4. Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).
5. Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).
6. Approval of restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).
7. Approval of the Company's auditor for 2008.
8. Approval of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

The shareholders – owners of the Company's ordinary shares have the right of vote on all the issues of the agenda of the shareholders' meeting.

The list of persons entitled to participate in annual general meeting of shareholders is drawn on the basis of the data of shareholders' register as of May 5, 2008.

Starting since May 23, 2008 the persons entitled to participate in annual general meeting of shareholders may get familiarized with the materials of the agenda of the general meeting of shareholders at the following addresses:

Dom Svyazi, M.Gorky square, Nizhny Novgorod city	from 9:00 a.m. till 6:00 p.m.	local time
Bolshaya Pokrovskaya street 56, Nizhny Novgorod city	from 8:00 a.m. till 5:00 p.m.	local time
Drelevsky street 43/1, Kirov city	from 8:00 a.m. till 5:00 p.m.	local time
Sovetskaya street 138, Ioshkar Ola town	from 8:00 a.m. till 5:00 p.m.	local time
Bolshevistskaya street 13, Saransk town	from 8:30 a.m. till 5:30 p.m.	local time
Volodarsky street 11, Orenburg city	from 9:00 a.m. till 6:00 p.m.	local time
Kuprin street 1/3, Penza city	from 8:00 a.m. till 5:00 p.m.	local time
Krasnoarmeiskaya street 17, Samara city	from 8:00 a.m. till 5:00 p.m.	local time
Kiselev street 40, Saratov city	from 8:00 a.m. till 5:00 p.m.	local time
L.Tolstoy street 60, Ulyanovsk city	from 8:00 a.m. till 5:00 p.m.	local time
Pushkinskaya street 278, Izhevsk city	from 8:00 a.m. till 5:00 p.m.	local time
Lenin avenue 2, Cheboksary town	from 8:00 a.m. till 5:00 p.m.	local time

And also at the Company's web site in the Internet at: <u>www.vt.ru</u> in Russian and in English.

A shareholder (shareholder's representative) has the right to vote ahead-of-schedule by sending properly filled voting ballots to the Company's mailing address: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000; or to the Registrar's mailing address: P.O.Box 162, Kalanchevskaya street 15 A, Moscow, 107078. The votes represented by voting ballots are accounted during establishing the quorum and tally of votes provided that the Company receives them not later than two days prior to the meeting holding, that is not later than June 21, 2008 inclusively.

If the voting is by proxy by sending the voting ballots, then the ballots should be attached with the proxy, on the basis of which a representative is acting, or its duly certified copy or a document confirming the rights of the representative to act without power of attorney on behalf of the shareholder – legal entity.

The authorities of representatives of shareholders-natural persons should be confirmed by a notarized power of attorney, or by another method established by the Russian Federation Civil Code. The authorities of representatives of shareholders-legal entities should be confirmed by a notarized power of attorney, or by another method established by the Russian Federation Civil Code or by a document confirming the rights of the representative to act without the power of attorney on behalf of the legal entity-shareholder.

The persons entitled to participate in annual general meeting of shareholders are registered upon submitting the document proving the identity (passport).

OJSC VolgaTelecom's Board of directors

Contact phones: +7 (831) 437-50-12, 437-51-52

1253-2(б)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, Maxim Gorky square, Nizhny Novgorod,
603000, Russia
Phone: +7 (831) 4 37-50-00, 4 37-50-09,
Fax: +7 (831) 4 30-67-68, e-mail: gd@vt.ru,
www.vt.ru
OKPO 01142788, TIN 5260901817

22.05.2008г. № 4-2-1/10/261

To № ______ of ______

J.P. Morgan Bank
Fax: +44 207 325 8094
Phone: +44 207 777 2020 London (Attn.: Ms. Daniela Utane)

Notice to OJSC VolgaTelecom shares holder in the form of ADR

The Board of directors has made the decision to hold annual general meeting of shareholders on June 24, 2008 in the form of compresence. The list of shareholders entitled to participate in the annual general meeting of shareholders was drawn up as of May 5, 2008.

The agenda:

1. Approval of annual report, annual accounting statements, including the Company's income statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2007 fiscal year.
2. Election of the members of the Company's Board of directors.
3. Election of the members of the Company's Auditing committee.
4. Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).
5. Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).
6. Approval of restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).
7. Approval of the Company's auditor for 2008.
8. Approval of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

Sincerely yours,

General Director S.V. Omelchenko

1253-2(b)

PROPOSED DRAFTS OF RESOLUTIONS ON THE ISSUES OF THE AGENDA OF THE ANNUAL GENERAL MEETING OF STOCKHOLDERS OF OPEN JOINT STOCK COMPANY VOLGATELECOM,

to be held on June 24, 2008 at: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, in the form of compresence of the stockholders (their authorized representatives) for the discussion of issues of the agenda and for passing the resolutions on them, with preliminary distribution (return) of voting ballots prior to the meeting's holding.

Issue 1. "Approval of annual report, annual accounting statements, including the Company's income statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2007 fiscal year."

THE RESOLUTION DRAFT:

1. Approve annual report, annual accounting statements, including income statement (profit and loss accounts) of the Company for 2007 fiscal year.
2. Distribute the Company's profit based on the results of the reporting 2007 fiscal year in the following way:
   - RUR 857 361 779,89 for dividend payment, of which:
     - On preferred A type shares - RUR 4,0534 per a share;
     - On ordinary shares - RUR 2,1346 per a share;
   - RUR 2 465 745 894,11 for the increase in the Company's equity capital.

Set the procedure of dividend payment to persons included into the list of persons entitled to receive dividends:
- by transfer to bank accounts;
- by postal transfer;
- by payment in cash in the Company's cash offices.

Issue 2. "Election of the members of the Company's Board of directors."

THE RESOLUTION DRAFT:

Elect the members of the Company's Board of directors:
(11 candidates who won the most of the votes are considered to be elected to the Board of directors.)

Issue 3. "Election of the members of the Company's Auditing committee."

THE RESOLUTION DRAFT:

Elect the Company's Auditing committee with the structure:
(5 candidates who won the most of the votes are considered to be elected to the Auditing committee.)

Issue 4. "Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)."

THE RESOLUTION DRAFT:

Approve restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).

Issue 5. "Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)."

THE RESOLUTION DRAFT:

Approve restated version of Provision on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).

Issue 6. Approval of restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).

THE RESOLUTION DRAFT:

Approve restated version of Provision on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).

Issue 7. "Approval of the Company's auditor for 2008."

THE RESOLUTION DRAFT:

Approve ZAO KPMG as the Company's auditor for 2008.

Issue 8. "Approval of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors."

THE RESOLUTION DRAFT:

Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors:

- 0.26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2008;
- 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividend payment at 2008 year-end.

OJSC VolgaTelecom's Board of directors

1253-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting: **annual general meeting of shareholders in the form of compresence of shareholders with preliminary sending of voting ballots.**
The date of the meeting: **June 24, 2008.**
The meeting location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning: **8:00 a.m.**
The time of the meeting beginning: **10:00 a.m.**
The mail addresses where the shareholders may send the filled ballots to: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162. Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 1

Shareholder:

Individual code:

Issue № 1 of the agenda: "Approval of annual report, annual accounting statements, including the Company's income statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2007 fiscal year."

Number of votes:

The resolution wording:

1. Approve annual report, annual accounting statements, including the Company's income statement (profit and loss accounts) for 2007 fiscal year.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**NAY**	**ABSTAIN**

Bar-code zone

2. Distribute the Company's profit based on the results of the reporting 2007 fiscal year in the following way:
   - RUR 857 361 779,89 for dividends payment, of which:
     - On preferred A type shares – RUR 4,0534 per a share;
     - On ordinary shares - RUR 2,1346 per a share;
   - RUR 2 465 745 894,11 for the increase in the Company's equity capital.

Set the procedure of dividend payment to persons included into the list of persons entitled to receive dividends:
- by transfer to bank accounts;
- by postal transfer;
- by payment in cash in the Company's cash offices.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**NAY**	**ABSTAIN**

Bar-code zone

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: [X] or [—]

Shareholder's signature or of his/her representative

The ballot should be compulsorily signed by the shareholder or by his/her representative!

If in the ballot more than one voting version is left, then the fields for filling in the number of wotes cast for each voting version, the fields facing the voting versions, should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting.

If after the date of drawing up the list of persons entitled to participate in the general meeting not all the shares are transferred, then the voter in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons entitled to participate in the general meeting. If in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons entitled to participate in the general meeting is May 5, 2008.

If voting is carried out in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the general meeting, or in accordance with the instructions of owners of depositary securities, if more than one voting version is left in the ballot, then the number of votes facing the voting version is indicated only if at least one of four conditions listed below is available, in this case these conditions should be compulsorily marked off.

☐ Voting is carried out in accordance with the instructions of acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out by proxy issued in relation to shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ A part of shares was transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of owners of depositary securities (foreign issuer securities, issued in accordance with foreign law and certifying the rights to shares)

12§3-2(b)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting: **annual general meeting of shareholders in the form of compresence of shareholders with preliminary sending of voting ballots.**

The date of the meeting: **June 24, 2008.**

The meeting location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**

The time of registration beginning: **8:00 a.m.**

The time of the meeting beginning: **10:00 a.m.**

The mail addresses where the shareholders may send the filled ballots to: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 60300 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 2

Shareholder:

Individual code:

Issue № 2 of the agenda: "Election of the members of the Company's Board of directors."

The number of voting shares: The number of votes:

The resolution wording:

Elect the members of the Company's Board of directors:

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	**AGAINST all the candidates**	**ABSTAIN for all the candidates**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: [crossed box] or [struck-through box]

№	Candidate's surname, name and patronymic name	The number of "AYE" votes
1.	Andreev Vladimir Alexandrovich	
2.	Bagachenko Kirill Mikhailovich	
3.	Belyakova Natalia Yurievna	
4.	Bobkov Fedor Pavlovich	
5.	Brylkov Vladislav Victorovich	
6.	Bugaenko Valeryi Nikolaevich	
7.	Vinokurova Evgeniya Sergeevna	
8.	Gavrilenko Anatolyi Anatolievich	
9.	Grigorieva Alla Borisovna	
10.	Enin Evgenyi Petrovich	
11.	Zaitsev Evgenyi Yurievich	
12.	Zyuzin Oleg Borisovich	
13.	Il'ina Elena Vladimirovna	
14.	Kalin Alexander Borisovich	
15.	Kerber Sergey Mikhailovich	
16.	Kokin Andrey Anatolievich	
17.	Kuznetsov Sergey Ivanovich	
18.	Kulikov Denis Victorovich	
19.	Molchanov Mikhail Evgenievich	
20.	Morozov Andrey Vladimirovich	
21.	Omelchenko Sergey Valerievich	
22.	Prass Pavel Igorevich	
23.	Savchenko Victor Dmitrievich	
24.	Sadova Elena Nikolaevna	
25.	Sementsov Sergey Pavlovich	
26.	Seregin Oleg Valentinovich	
27.	Stat'in Vladimir Anatolievich	
28.	Tukhkur Alexey Ernestovich	
29.	Tushunov Dmitry Yurievich	

See the reverse side

30.	Fedorov Oleg Romanovich	
31.	Shchegolikhin Anton Anatolievich	
32.	Yunkin Pavel Olegovich	

Bar-code zone

Shareholder's signature or of his/her representative

The ballot should be compulsorily signed by the shareholder or by his/her representative!

The members of the Board of directors are elected by cumulative voting.

In cumulative voting the number of votes belonging to a shareholder is multiplied by 11 – i.e. the number of persons who should be elected to the Company's Board of directors and a shareholder is in the right to cast the votes obtained in such a way completely for one candidate or to distribute them between two or more candidates.

Fractional part of the vote obtained as a result of multiplication of the number of votes belonging to a shareholder – owner of fractional share by the number of persons who should be elected to the Company's Board of directors may be cast in favor of one candidate only.

The candidates who won most of the votes are considered to be elected to the Company's Board of directors.

If in the ballot **more than one voting version** is left, then the fields for filling in the number of votes cast for each voting version should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting.

If after the date of drawing up the list of persons entitled to participate in the general meeting not all of the shares are transferred, then the voter in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons entitled to participate in the general meeting. If in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons entitled to participate in the general meeting is May 5, 2008.

If voting is carried out in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the general meeting, or in accordance with the instructions of owners of depositary securities, if more than one voting version is left in the ballot, then the number of votes facing the voting version is indicated only if at least one of four conditions listed below is available, in this case these conditions should be compulsorily marked off.

☐ Voting is carried out in accordance with the instructions of acquirers of shares transferred after the date of drawing up the list of persons entitle to participate in the general meeting

☐ Voting is carried out by proxy issued in relation to shares transferred after the date of drawing up the list of persons entitled to participate in th general meeting

☐ A part of shares was transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of owners of depositary securities (foreign issuer securities, issued in accordance with foreign law and certifying the rights to shares)

1R§3-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting: **annual general meeting of shareholders in the form of compresence of shareholders with preliminary sending of voting ballots.**
The date of the meeting: **June 24, 2008.**
The meeting location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning: **8:00 a.m.**
The time of the meeting beginning: **10:00 a.m.**
The mail addresses where the shareholders may send the filled ballots to: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 3

Shareholder:

Individual code:

Issue № 3 of the agenda: "Election of the members of the Company's Auditing committee."

Number of votes:

The resolution wording:
Elect the members of the Company's Auditing committee:

Candidate: **Voting versions**

1. **Bocharova Svetlana Nikolaevna**

Bar-code zone	Bar-code zone	Bar-code zone
AYE	NAY	ABSTAIN

Bar-code zone

2. **Burmistrova Polina Vladimirovna**

Bar-code zone	Bar-code zone	Bar-code zone
AYE	NAY	ABSTAIN

Bar-code zone

3. **Koroleva Olga Grigorievna**

Bar-code zone	Bar-code zone	Bar-code zone
AYE	NAY	ABSTAIN

Bar-code zone

4. **Maltsev Alexey Vladimirovich**

Bar-code zone	Bar-code zone	Bar-code zone
AYE	NAY	ABSTAIN

Bar-code zone

5. **Tret'yakov Mikhail Victorovich**

Bar-code zone	Bar-code zone	Bar-code zone
AYE	NAY	ABSTAIN

Bar-code zone

Leave uncrossed out <u>only one voting version for each candidate</u>, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

<u>Leave "AYE" voting version for not more than 5 candidates.</u>

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

<u>The ballot should be compulsorily signed by the shareholder or by his/her representative!</u>

If in the ballot more than one voting version is left, then the fields for filling in the number of votes cast for each voting version, the fields facing the voting versions, should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting.

If after the date of drawing up the list of persons entitled to participate in the general meeting not all the shares are transferred, then the voter in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons entitled to participate in the general meeting. If in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons entitled to participate in the general meeting is May 5, 2008.

If voting is carried out in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the general meeting, or in accordance with the instructions of owners of depositary securities, and if more than one voting version is left in the ballot, then the number of votes facing the voting version is indicated only if at least one of four conditions listed below is available, in this case these conditions should be compulsorily marked off.

☐ Voting is carried out in accordance with the instructions of acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out by proxy issued in relation to shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ A part of shares was transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of owners of depositary securities (foreign issuer securities, issued in accordance with foreign law and certifying the rights to shares)

1783-2(b)

Joint-Stock Company VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting: **annual general meeting of shareholders in the form of compresence of shareholders with preliminary sending of voting ballots.**
The date of the meeting: **June 24, 2008.**
The meeting location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning: **8:00 a.m.**
The time of the meeting beginning: **10:00 a.m.**
The mail addresses where the shareholders may send the filled ballots to: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 4

Shareholder:

Individual code:

Issue № 4 of the agenda: "Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)."

Number of votes:

The resolution wording:
Approve restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**NAY**	**ABSTAIN**

Bar-code zone

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be compulsorily signed by the shareholder or by his/her representative!

If in the ballot more than one voting version is left, then the fields for filling in the number of votes cast for each voting version, the fields facing the voting versions, should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting.

If after the date of drawing up the list of persons entitled to participate in the general meeting not all the shares are transferred, then the voter in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons entitled to participate in the general meeting. If in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons entitled to participate in the general meeting is May 5, 2008.

If voting is carried out in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the general meeting, or in accordance with the instructions of owners of depositary securities, if more than one voting version is left in the ballot, then the number of votes facing the voting version is indicated only if at least one of four conditions listed below is available, in this case these conditions should be compulsorily marked off.

☐ Voting is carried out in accordance with the instructions of acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out by proxy issued in relation to shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ A part of shares was transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of owners of depositary securities (foreign issuer securities, issued in accordance with foreign law and certifying the rights to shares)

1253-2(b)

Joint-Stock Company VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting: **annual general meeting of shareholders in the form of compresence of shareholders with preliminary sending of voting ballots.**
The date of the meeting: **June 24, 2008.**
The meeting location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning: **8:00 a.m.**
The time of the meeting beginning: **10:00 a.m.**
The mail addresses where the shareholders may send the filled ballots to: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 5

Shareholder:

Individual code:

Issue № 5 of the agenda: "Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)."

Number of votes:

The resolution wording:
Approve restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**NAY**	**ABSTAIN**

Bar-code zone

Leave uncrossed out <u>only one voting version</u>, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

<u>The ballot should be compulsorily signed by the shareholder or by his/her representative!</u>

If in the ballot more than one voting version is left, then the fields for filling in the number of votes cast for each voting version, the fields facing the voting versions, should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting.

If after the date of drawing up the list of persons entitled to participate in the general meeting not all the shares are transferred, then the voter in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons entitled to participate in the general meeting. If in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons entitled to participate in the general meeting is May 5, 2008.

If voting is carried out in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the general meeting, or in accordance with the instructions of owners of depositary securities, if more than one voting version is left in the ballot, then <u>the number of votes</u> facing the voting version <u>is indicated only if at least one of four conditions listed below is available</u>, in this case these conditions should be compulsorily marked off.

☐ Voting is carried out in accordance with the instructions of acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out by proxy issued in relation to shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ A part of shares was transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of owners of depositary securities (foreign issuer securities, issued in accordance with foreign law and certifying the rights to shares)

1253-2(b)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting: **annual general meeting of shareholders in the form of compresence of shareholders with preliminary sending of voting ballots.**
The date of the meeting: **June 24, 2008.**
The meeting location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning: **8:00 a.m.**
The time of the meeting beginning: **10:00 a.m.**
The mail addresses where the shareholders may send the filled ballots to: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 6

Shareholder:

Individual code:

Issue № 6 of the agenda: "Approval of restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom)."

Number of votes:

The resolution wording:
Approve restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).

Bar-code zone	Bar-code zone Voting versions	Bar-code zone
AYE	**NAY**	**ABSTAIN**

Bar-code zone

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be compulsorily signed by the shareholder or by his/her representative!

If in the ballot more than one voting version is left, then the fields for filling in the number of votes cast for each voting version, the fields facing the voting versions, should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting.

If after the date of drawing up the list of persons entitled to participate in the general meeting not all the shares are transferred, then the voter in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons entitled to participate in the general meeting. If in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons entitled to participate in the general meeting is May 5, 2008.

If voting is carried out in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the general meeting, or in accordance with the instructions of owners of depositary securities, if more than one voting version is left in the ballot, then the number of votes facing the voting version is indicated only if at least one of four conditions listed below is available, in this case these conditions should be compulsorily marked off.

☐ Voting is carried out in accordance with the instructions of acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out by proxy issued in relation to shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ A part of shares was transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of owners of depositary securities (foreign issuer securities, issued in accordance with foreign law and certifying the rights to shares)

1253-2(6)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting: **annual general meeting of shareholders in the form of compresence of shareholders with preliminary sending of voting ballots.**
The date of the meeting: **June 24, 2008.**
The meeting location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning: **8:00 a.m.**
The time of the meeting beginning: **10:00 a.m.**
The mail addresses where the shareholders may send the filled ballots to: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 7

Shareholder:

Individual code:

Issue № 7 of the agenda: "Approval of the Company's auditor for 2008."

Number of votes:

The resolution wording:
Approve ZAO KPMG as the Company's auditor for 2008.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**NAY**	**ABSTAIN**

Bar-code zone

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be compulsorily signed by the shareholder or by his/her representative!

If in the ballot more than one voting version is left, then the fields for filling in the number of votes cast for each voting version, the fields facing the voting versions, should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting.

If after the date of drawing up the list of persons entitled to participate in the general meeting not all the shares are transferred, then the voter in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons entitled to participate in the general meeting. If in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons entitled to participate in the general meeting is May 5, 2008.

If voting is carried out in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the general meeting, or in accordance with the instructions of owners of depositary securities, if more than one voting version is left in the ballot, then <u>the number of votes</u> facing the voting version <u>is indicated only if at least one of four conditions listed below is available</u>, in this case these conditions should be compulsorily marked off.

☐ Voting is carried out in accordance with the instructions of acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out by proxy issued in relation to shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ A part of shares was transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of owners of depositary securities (foreign issuer securities, issued in accordance with foreign law and certifying the rights to shares)

1253-2(b)

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting: **annual general meeting of shareholders in the form of compresence of shareholders with preliminary sending of voting ballots.**
The date of the meeting: **June 24, 2008.**
The meeting location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning: **8:00 a.m.**
The time of the meeting beginning: **10:00 a.m.**
The mail addresses where the shareholders may send the filled ballots to: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 8

Shareholder:

Individual code:

Issue № 8 of the agenda: "Approval of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors."

Number of votes:

The resolution wording:

Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors:

- 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2008;
- 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividend payment at 2008 year-end.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**NAY**	**ABSTAIN**

Bar-code zone

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be compulsorily signed by the shareholder or by his/her representative!

If in the ballot more than one voting version is left, then the fields for filling in the number of votes cast for each voting version, the fields facing the voting versions, should indicate the number of votes cast for the appropriate voting version, and the note should be made that the voting is carried out in accordance with the instructions of the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting and (or) in accordance with the instructions of owners of depositary securities.

A person voting by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that the voting is carried out by proxy issued in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting.

If after the date of drawing up the list of persons entitled to participate in the general meeting not all the shares are transferred, then the voter in the field for filling in the number of votes, the field facing the left voting version, should indicate the number of votes cast for the left voting version and make the note that a part of shares had been transferred after the date of drawing up the list of persons entitled to participate in the general meeting. If in relation to the shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting the instructions of the acquirers of such shares are received, the instructions matching the left voting version, then such votes are summed up.

The date of drawing up the list of persons entitled to participate in the general meeting is May 5, 2008.

If voting is carried out in accordance with the instructions of persons who had acquired the shares after the date of drawing up the list of persons entitled to participate in the general meeting, or in accordance with the instructions of owners of depositary securities, if more than one voting version is left in the ballot, then <u>the number of votes</u> facing the voting version <u>is indicated only if at least one of four conditions listed below is available</u>, in this case these conditions should be compulsorily marked off.

☐ Voting is carried out in accordance with the instructions of acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out by proxy issued in relation to shares transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ A part of shares was transferred after the date of drawing up the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of owners of depositary securities (foreign issuer securities, issued in accordance with foreign law and certifying the rights to shares)

1253-2(6)

EXTRACT FROM MINUTES № 24

Of the meeting of OJSC VolgaTelecom's Board of directors held the form of compresence

May 16, 2008 Krasnodar town

Time of the meeting: 10:00 a.m. (Moscow time).
Place of the meeting's holding: Krasnodar town

11 persons were elected to the Board of directors: Andreev V.A., Bilibin Yu. A., Gavrilenko A.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Zhelonkin V.B., Kuznetsov S.I., Omelchenko S.V., Savchenko V.D. and Fedorov O.R.

6 persons took part in the meeting: Kuznetsov S.I., Andreev V.A., Degtyarev V.V., Enin E.P., Omelchenko S.V. and Fedorov O.R.

5 persons presented their opinion through written questionnaire: Gavrilenko A.A., Grigorieva A.B., Bilibin Yu. A., Zhelonkin V.B. and Savchenko V.D.

THE AGENDA:

1. Preliminary approval of the Company's annual report. Recommendations to the annual general meeting of shareholders about distribution of profit, including the size of dividends on the Company's shares and the procedure of their payment, and the Company's losses based on the results of the reporting 2007 fiscal year.

1. Preliminary approval of the Company's annual report. Recommendations to the annual general meeting of shareholders about distribution of profit, including the size of dividends on the Company's shares and the procedure of their payment, and the Company's losses based on the results of the reporting 2007 fiscal year.

THE SPEAKERS WERE: Omelchenko S.V. – the Company's General Director;
Degtyarev V.V. – Chairman of the Committee for Audit.

ALSO TOOK THE FLOOR: Kuznetsov S.I., Andreev V.A., Enin E.P., Degtyarev V.V. and Fedorov O.R.

With due account for the recommendations of Strategic Development Committee and the Committee for Audit the Board of directors DECIDED:

1. To approve preliminarily the Company's annual report for 2007.
2. To Recommend to the annual general meeting of the Company's shareholders:

2.1. To distribute the Company's profit based on the results of the reporting 2007 fiscal year in the following way:

- RUR 857 361 779,89 for dividend payment, of which:
  - On preferred A type shares - RUR 4,0534 per a share;
  - On ordinary shares - RUR 2,1346 per a share;
- RUR 2 465 745 894.11 for the increase in the Company's equity capital.

2.2. To set the procedure of dividend payment to persons included into the list of persons entitled to receive dividends:

- by transfer to bank accounts;
- by postal transfer;
- by payment in cash in the Company's cash offices.

Voting: "AYE" – 11; "Nay" – none; "Abstain" – none.

In accordance with item 13.7. of the Articles of association **THE DECISION WAS MADE.**

The Chairman of OJSC VolgaTelecom Board of directors signature S.I. Kuznetsov
The Company's corporate secretary signature N.I. Pokrovskaya
The date of the minutes drawing up: May 16, 2008

The extract is true and correct
The Company's corporate secretary N.I. Pokrovskaya

1253-2(6)

Assessment of Audit opinion by the Committee for Audit of OJSC VolgaTelecom's Board of directors

The audit opinion was assessed in accordance with item 7.3. of article 1 of Recommendations of Corporate Governance Code application (Order of RF FFMS № 421/p of 04.04.2002). The Committee for Audit expresses its opinion only in regard to auditing process and audit services rendered by OJSC VolgaTelecom's (hereinafter – the Company) auditor, and does not offer the opinion in regard to other services and works rendered by the auditor to the Company.

1. In 2007 the Company's auditor was Ernst &Young LLC.
   Location: Building 1, Sadovnicheskaya Naberezhnaya 77, Moscow, 115035.
   License for audit activity - №E002138 approved by order of RF Ministry of Finance № 223 of September 30, 2002, issued for the period of five years and extended by order of RF Ministry of Finance № 573 of September 17, 2007 for the period till September 30, 2012.

2. The Committee for Audit permanently monitored the audit with a view to timely identify and prevent the problems of mutual relationship of the parties to the auditing process and to take adequate measures.

3. The Committee for Audit notes that:
   - The audit was conducted in accordance with terms and conditions of audit contract № 2007-318 of 04.09.2007 subject to established schedule and audit procedures;
   - The Auditor met all obligations in accordance with terms and conditions of the concluded audit contract in regard to Russian accounting statements of the Company for 2007;
   - In the course of work the members of the Committee for Audit timely received all necessary information, explanations and answers to the questions which arose from the Company's auditor;
   - The auditors timely presented their opinion on the issues of occurrence of risks related to the Company's financial and economic activities to the Committee for Audit.

4. The Committee for audit believes that audit was conducted in accordance with Federal Law "On audit activity", Federals Rules (Standards) of audit activity, Rules (Standards) of audit activity approved by the Committee on audit activity with the President of the Russian Federation, and International audit standards.

5. Having considered the Company's auditor opinion on OJSC VolgaTelecom accounting statements for 2007, the Committee for Audit believes that the conducted audit gives sufficient grounds for the auditor's expressing its opinion on reliability in all material respects of the accounting statements and on the compliance of the bookkeeping procedure as related to accounting statement preparation with the Russian Federation legislation.

The Committee for Audit holds the information on the Company's reporting in Ernst & Young LLC audit opinion to be objective and suggests including the assessment of the audit opinion by the Committee for Audit with OJSC VolgaTelecom Board of directors into the materials provided for the annual general meeting of shareholders.

Chairman of the Committee for Audit V.V. Degtyarev

1253-2(b)

FINDINGS of
The Auditing committee on
Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom) 2007 year-end reporting

Moscow April 24, 2008

OJSC VolgaTelecom's Auditing committee elected by the general meeting of shareholders on June 22, 2007 in the structure of:

Chairman of the committee: **Koroleva Olga Grigorievna,**

Committee members: **Arzhannikova Lyudmila Alexandrovna, Konkova Elena Olegovna, Feoktistova Natalia Vadimovna, Chernikova Tamara Alexeevna,**

guided by the authorities defined by Federal law "On joint-stock companies", OJSC VolgaTelecom Articles of association and Provision on Auditing committee conducted the audit of the Company's financial-economic activities for year 2007.

The audit was conducted in accordance with the decision of OJSC VolgaTelecom's Auditing committee (Minutes № 4 of February 8, 2008) within the period from February 25 through April 25, 2008 in regard to the Company's annual reporting for the fiscal year from January 01 to December 31, 2007.

The analysis was made on the basis of documents, registers of bookkeeping and tax accounting, registers and explanations provided by the Company's management. The analysis included the examination of disclosing in financial (accounting) statements of information about financial-economic activities, the evaluation of principles and methods of bookkeeping, and also the rules of preparing financial (accounting) statements and annual report.

The Auditing committee applied the methods of sampling audit of individual operations.

· Brief information about the Company

Full brand name: **Open Joint Stock Company VolgaTelecom**

Registered office address: **Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, 603000.**

Information about registration: **The Company was registered on December 15, 1993 by the Committee for management and control of city's property and land resources of the administration of the city of Nizhny Novgorod, registration № 448.**

The persons responsible for maintaining bookkeeping and preparation of the Company's accounting statements in the period under the audit are:

- General Director – **Omelchenko S.V.**
- Chief accountant – **Popkov N.I.**

The Company's supreme management body is general meeting of shareholders and ad interim – the Board of directors headed by the chairman. OJSC VolgaTelecom's collegial executive body is Management board.

Basic financial-economic indicators of the Company's activities for 2007

At 2007 year-end the Company has achieved the following performances characterizing business activity and financial standing:

№	Indicator description	Measure unit	2006	2007
1.	Proceeds from sale of goods (works and services)	RUR million	21 691,2	25 162,7
2.	Including from sales of communications services	RUR million	20 366,9	23 887,3
3.	Prime cost of sold goods (works and services)	RUR million	16959,5	19061,2
4.	Including communications services	RUR million	16 147,6	18358,3
5.	Sales profit	RUR million	4731,8	6101,6
6.	Pretax earnings	RUR million	3 534,2	4 709,6
7.	Net profit	RUR million	2 453.6	3323.1
8.	OIBDA	RUR million	7 593,9	9591.8
9.	Operating margin (sales margin)	%	21,81	24,25
10.	Sales profit margin	%	27.90	32.01
11.	Prime cost of 100 rubles of proceeds, RUR	RUR	78,19	75,75
12.	OIBDA share in proceeds	%	35,01	38,12

13.	Revenue per an employee	RUR thousand	509,3	694,2
14.	Leverage ratio	-	0,50	0,51
15.	Long-term borrowings ratio	-	0,38	0,31
16.	Current liquidity ratio	-	0,72	0,42
17.	Average period of collection of receivables, days	DAYS	37,24	39.52
18.	Period of repayment of accounts payable, days	DAYS	83,79	76,49

Accounting statement

The bookkeeping in the Company is organized in accordance with the requirements of regulations governing the bookkeeping in the Russian Federation and is maintained on the basis of Accounting policy approved by order № 678 of December 25, 2006 of the Company's General Director (as amended and modified and approved by the order).

The accounting statements for 2007 are prepared in accordance with Federal law "On bookkeeping" in the volume of balance sheet, income statement, supplements to them, explanatory memorandum. The accounting statements are drawn up on the basis of reports provided by the Company's regional subsidiaries as per the approved forms.

The Auditing committee while checking the Company's financial-economic activities for 2007 did not identify material violations as regards compliance with the requirements of the Russian Federation legislation and material misstatements when reflecting financial-economic operations.

The Company's accounting statements allow for forming complete and objective information about the Company's financial-economic activities and its results required for operating administration and management, and also for the use by investors, creditors, government bodies and other interested organizations and persons.

Material facts of economic operations

The Code of corporate governance was developed in the Company and approved by the Board of directors on March 11, 2004 (minutes №30) and the corporate procedures are performed in accordance with this Code.

General rules provided by the Code are realized by the Company on the basis of its provisions, and also on the basis of the norms of current legislation including by-laws. the Company's

Articles of association and internal documents *(Provision on the procedure of holding general meeting of shareholders, Provision on the Board of directors, Provision on Management board, Provisions on the Board of directors' Committees, Provision on the Company's information policy, Provision on internal control procedure (system)).*

The Company has established system of management and control bodies; their efficient activity is able to ensure normal course of the Company's development and its shareholders' interests. The Board of directors, the Board of directors' Committees are formed *(Staff and Rewards Committee, Corporate Governance Committee, Strategic Development Committee, Committee for Audit headed by independent directors of the Board of directors),* corporate secretary is appointed and the Provisions regulating their activity are approved.

The Auditing committee did not identify gross violations of the requirements of Code, of current legislation, of the Articles of association and of its internal documents in the Company's activities.

General Director Omelchenko S.V. was appointed by the decision of the Board of directors since April 27, 2007 in accordance with item 15.1 of the Articles of association with the term of office of 2 years. The contract with the General Director was approved by the Board of directors. By virtue of sub-item 27 of item 13.4 of article 13 of the Articles of association the Company's Management board is formed by the Board of directors on November 16, 2007 consisting of 10 persons with the term of office till July 31, 2008.

In 2007 the Company did not make revenue intensive transactions (in interpretation of this term by Federal law "On joint-stock companies"). In 2007 the Company made related party transactions in accordance with the procedure of their settlement.

The Company disclosed the information in the form of communications on material facts in accordance with the procedure provided by Provision on information disclosure by issuing securities issuers approved by orders of Federal Financial Markets Service № 05-5/пз-н of 16.03.2005 and № 06-117/пз-н of 10.10.2006. The Company's material violations of established procedure of information disclosure were not identified.

The list of the Company's affiliated persons and the changes that occurred in the list of affiliated persons is drawn up in accordance with the requirements of regulations and is posted at the Company's site on a quarterly basis. In 2007 the Company provided universal communications services; these services proceeds amounted to RUR 100 000. In 2007 the Company's universal service losses amounted to RUR 329 961 400. Compensation of losses amounting to RUR 50 812 000 was received from universal service provision. In 2006 the Company did not render universal communications services.

Internal control system

The Board of directors' Committee for Audit is acting in accordance with the Company's Articles of association. the Code of Corporate Governance and the Provision on the Committee for Audit. The Committee for Audit performs the functions of internal control through preliminary consideration and preparation of recommendations to the Board of directors on the issues of financial reporting, external independent audit, internal audit, procedures of internal control and also the risks related to the completeness of information disclosure.

The Department of internal audit is established; it audits the efficiency of effective procedures of internal control in accordance with the regulations. At least once in a quarter the audit results are provided to the Committee for Audit.
In the course of audit the Auditing committee has identified shortcomings of the system of internal control of contracts execution and proper interaction of the Company's different organization departments responsible for the appropriate activities. The facts identified by the Auditing committee in the course of audit are immaterial and do not afford grounds to believe that the Company's accounting statements are inadequate.

Conclusion

Basing on conducted audit procedures the Auditing committee believes that obtained results allow for drawing the conclusion that

- In 2007 the decisions of the issues of financial and economic activities were made by Management board and the Board of directors of the Company in accordance with current legislation and the Company's Articles of association;

- Accounting statements for 2007 reflects authentically in all material aspects the

Company's financial standing and its financial-economic activity results for the period from January 1 to December 31, 2007;

- The annual report presented by the Company in its material provisions, the reflection of which is provided by legislation, contains authentic data.

Chairman of OJSC VolgaTelecom's
Auditing committee — O.G. Koroleva

Members of OJSC VolgaTelecom's
Auditing committee — E.O. Konkova

N.V. Feoktistova

T.A. Chernikova

Secretary of OJSC VolgaTelecom's
Auditing committee — L.A. Arzhannikova

1253-2(b)

Ernst & Young

Ernst and Young LLC
Sadovnicheskaya Nab.,77, bld.1
Moscow 115035, Russia
Tel: +7 (495) 705-9700
+7 (495) 755-9700
Fax: +7 (495) 755-9701
OKPO: 59002827

AUDIT OPINION ON OJSC VOLGATELECOM ACCOUNTING STATEMENTS BY INDEPENDENT AUDIT COMPANY

To OJSC VolgaTelecom's shareholders

INFORMATION ABOUT THE AUDITOR

Name: LLC ERNST & YOUNG

Location: Sadovnicheskaya Nab., 77, bld.1, Moscow, Russia, 115035.

Certificate of making an entry about legal entity registered before July 1, 2002 in the Uniform State Register of Legal Entities, the date of making the entry: December 05, 2002, series 77 № 007367150, registered by the State Institution of Moscow registration chamber on June 20, 2002 №108.877, basic state registration number 1027739707203.

License for audit activity - №E002138 approved by order of RF Ministry of Finance № 223 of September 30, 2002, issued for the period of five years and extended by order of RF Ministry of Finance № 573 of September 17, 2007 for the period till September 30, 2012.

Membership in accredited professional audit association – LLC ERNST & YOUNG is a member of Nonprofit partnership "Institute of professional accountants and auditors of Russia" (NP "IPA of Russia").

INFORMATION ABOUT THE AUDITED ENTITY

Name: OJSC VolgaTelecom

Location: Dom Svyazi, M.Gorky Square, Nizhny Novgorod city, 603000.

State registration: OJSC VolgaTelecom is registered by city's property and land resources management Committee of Nizhny Novgorod on December, 15 1993 №448, basic state registration number 1025203014781. The date of making the entry - August 01, 2002. Certificate: series 52 № 001480204.

We have audited the accompanying accounting statements of OJSC VolgaTelecom for the period from January, 1 till December 31, 2007 inclusive. The accounting statements comprise balance sheet, income statement, statement of changes in equity, cash flow statement, supplement to balance sheet and the explanatory note, items 3-11, 12.2-12.4. OJSC VolgaTelecom management is responsible for accounting, preparation and fair presentation of these accounting statements. Our responsibility is to express an opinion on the reliability in all material respects of these statements and on compliance of the bookkeeping procedure as related to accounting statement preparation with the Russian Federation legislation based on our audit.

We conducted our audit in accordance with Federal Law "On the audit activity", Federals Rules (Standards) of audit activity, Rules (Standards) of audit activity approved by the Committee on Audit activity with the President of the Russian Federation, and International Standards on Auditing.

The audit was planned and performed to obtain reasonable assurance whether the accounting statements are free from material misstatements. The audit was conducted on a sample basis and included the examination by testing of evidence confirming the figures and the disclosure of information on financial and economic activity in the accounting statements, the assessment of compliance with bookkeeping principles and rules applied at preparation of the accounting statements, the consideration of material estimates made by the management of the audited entity, and also the evaluation of overall presentation of accounting statements. We believe that the audit evidence we have obtained is sufficient to provide a basis for our opinion on the reliability in all material respects of the accounting statements and on the compliance of bookkeeping procedure as related to accounting statements preparation with the Russian Federation legislation.

In our opinion, the bookkeeping procedure as related to OJSC VolgaTelecom's accounting statements preparation in 2007 met in all material respects the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above-mentioned accounting statements prepared in accordance with the same Law, present fairly, in all material respects, the financial position of OJSC VolgaTelecom as of December 31, 2007 and its financial and operating results for the period from January 1 till December 31, 2007 inclusive, in accordance with the Russian Federation legislation requirements as related to accounting statements preparation.

The accompanying accounting statements are not intended to present financial position and operating results in compliance with accounting principles or methods generally accepted in countries and other territories other than the Russian Federation. Accordingly, the accompanying accounting statements are not meant for the persons unfamiliar with bookkeeping principles, procedures and methods established in the Russian Federation.

April 18. 2008

Alexander Grebenyuk
Partner
General audit qualification certificate № 004329
Issued on June 11, 2003 for an indefinite period

Audit executive head
Gleb Shevtsov
General audit qualification certificate № K024778
Issued November 16, 2005 for an indefinite period

1253-2(b)

NOTES
to accounting statements of OJSC VolgaTelecom

for the year ended December 31, 2007

1. Table of contents

(RUR thousands, unless otherwise stated)

2. The Company and its operation (the information presented in this item was not audited).

Open Joint Stock Company VolgaTelecom, abbreviated name - OJSC VolgaTelecom, TIN 5260901817, (hereinafter - the Company) was registered on December 15, 1993 by the Committee for management and control of city's property and land resources of Nizhny Novgorod city administration, registration No 448. At December 31, 2007 the Company's headcount was 35 065 men (at December 31, 2006 – 39 353 persons). The Company is registered at the address: Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, 603000.

Data on the registrar:

Name: Open Joint Stock Company Obiedinennaya registratsionnaya kompaniya

Location: Kalanchevskaya street 15A, Moscow, 117342, Russia

Mailing address: POB 162, Kalanchevskaya Street 15A, Moscow, 117342, Russia

License number: 10-000-1-00314

Date of the license issue: March 30, 2004

Validity term: unlimited

Body that issued the license: Russia's Federal Financial Markets Service.

Data on the auditor:

Name: Limited Liability Company Ernst & Young

Location: Sadovnicheskaya naberezhnaya 77, structure 1, Moscow, 115035, Russia

Mailing address: Sadovnicheskaya naberezhnaya 77, structure 1, Moscow, 115035, Russia

E-mail: Moscow@ru.ey.com

Data on the auditor's license:

License number: E002138

Date of issue: September 30, 2002

Validity term: 5 years

Body that issued the license: the Ministry of Finance of the Russian Federation.

The license is extended by order of RF Ministry of Finance № 573 of 17.09.2007 for the period till September 30, 2012.

Composition of the Company's Board of directors:

The Chairman of the Board of directors:

- Sergey Ivanovich Kuznetsov – OJSC Svyazinvest representative.

Members of the Board of directors:

- Vladimir Alexandrovich Andreev – Rector of State educational institution of higher professional education "Povolzhskyi State Academy of Telecommunications and IT";
- Yuri Alexandrovich Bilibin – adviser to OJSC Svyazinvest General Director;
- Anatolyi Anatolievich Gavrilenko – General Director of ZAO Leader;
- Alla Borisovna Grigorieva – deputy to the director of corporate governance and legal backing department of OJSC Svyazinvest;
- Valeryi Victorovich Degtyarev – General Director of ZAO Professional telecommunications;
- Evgenyi Petrovich Enin – Deputy to the Director of Non-Profit Partnership "Russian Institute of directors";
- Vladimir Borisovich Zhelonkin - deputy to the General director of OJSC Svyazinvest;
- Sergey Valerievich Omelchenko – OJSC VolgaTelecom General Director;
- Victor Dmitrievich Savchenko – executive director - director of corporate governance and legal backing department of OJSC Svyazinvest;
- Oleg Romanovich Fedorov– executive director of corporate finance management of LLC Deutsche Bank.

Composition of the Company's Management board:

The Chairman of the Management Board:

- Sergey Valerievich Omelchenko– OJSC VolgaTelecom General Director.

Members of the Management board:

- Svetlana Leonidovna Astakhova – deputy to the General Director of the joint-stock company – staff director;
- Mikhail Vasilievich Dyakonov – deputy to the General Director of the joint-stock company for capital construction;
- Oleg Vladimirovich Ershov – the first deputy to the General Director of the joint-stock company – Commercial director;
- Alexander Yulievich Ketkov – deputy to the General Director of the joint-stock company – Technical director;
- Denis Borisovich Kostin - deputy to the General Director of the joint-stock company for economics and finance;
- Mikhail Victorovich Petrov– General Director of ZAO Nizhegorodskaya Sotovaya Svyaz;
- Nikolai Ivanovich Popkov– OJSC VolgaTelecom chief accountant;
- Vladimir Vasilievich Ulyanov– deputy to the General Director for security.

Composition of the Company's Auditing committee:

The Chairman of the Auditing committee:

- Olga Grigorievna Koroleva – chief accountant of OJSC Svyazinvest.

The Auditing committee's members:

- Lyudmila Alexandrovna Arzhannikova - head of operators' interaction group of OJSC Svyazinvest strategic development Department;
- Elena Olegovna Konkova - main specialist of OJSC Svyazinvest Department of internal audit;
- Natalia Vadimovna Feoktistova - head of sector of associated companies' relations of OJSC Svyazinvest corporate governance and legal backing department;
- Tamara Alexeevna Chernikova - head of borrowed capital management sector of OJSC Svyazinvest department of economics and finance.

(RUR thousands, unless otherwise stated)

Industry legislation

Establishing new tariff rates in accordance with tariff schedules

According to the Russian Federation applicable law regulating natural monopolies operation the Company is included in the Register of natural monopolies in telecommunications sector. Consequently tariff rates on a number of communications services provided by the Company are established by the Federal Service for Tariffs (hereinafter – Russia's FST).

According to orders of Russia's FST the following tariff rates and tariff schedules are established on the Company's local telephony services since 01.02.2007

1. Provision of local phone call to the subscriber (user) of fixed-line telephony network for voice information, facsimile and data transmission (except for payphones):

   - using subscriber fee system when there is no technical capability of time-based billing for local telephone calls for city telephone network residential subscribers– from RUR 75 to RUR 85 per month (private line), from RUR 39 to RUR 42,5 per month (paired line), for rural communications residential subscribers – from RUR 65 to RUR 76 per month (private line), from RUR 32,5 to RUR 38 per month (paired line), for city telephone network business subscribers – RUR 95 per month, for rural communications business subscribers – RUR 95 per month.

   - using subscriber fee system of payment for unlimited local traffic subject to technical capability of time-based billing for local telephone calls for city telephone network residential subscribers – RUR 170 per month (private line), RUR 85 per month (paired line), for rural communications residential subscribers – from RUR 72 to RUR 76 per month (private line), from RUR 36 to RUR 38 per month (paired line), for city telephone network and rural communications business subscribers – RUR 300 per month.

   - using system of time-based payment for local phone calls for city telephone network residential subscribers – from RUR 0,22 to 0,24 per minute and for rural communications residential subscribers – from RUR 0,16 to RUR 0,22 per minute, for city telephone network and rural communications business subscribers – from RUR 0.22 to RUR 0.24 per minute.

   - using combined system of payment for the base volume of local traffic for city telephone network residential subscribers – from RUR 78 to RUR 85 per month (private line), from RUR 39 to RUR 42,5 per month (paired line), for rural communications residential subscribers – from RUR 60 to RUR 65 per month (private line), from RUR 30 to RUR 32,5 per month (paired line). For city telephone network and rural communications business subscribers – RUR 95 per month.

   - Using combined system of payment for traffic beyond the base volume limit for city telephone network residential subscribers – from RUR 0,19 to RUR 0,20 per minute and for rural communications residential subscribers – from RUR 0,14 to RUR 0,20 per minute. For city telephone network and rural communications business subscribers – RUR 0.20 per minute.

2. Provision of a line for subscriber's permanent use irrespective of the line type for city telephone network residential subscribers– from RUR 120 to RUR 125 per month (private line), from RUR 60 to RUR 62,5 per month (paired line), for rural communications residential subscribers – from RUR 108 to RUR 125 per month (private line), from RUR 54 to RUR 62,5 per month (paired line), for city telephone network and rural communications business subscribers – RUR 140 per month (private line), RUR 94 per month (paired line).

(RUR thousands, unless otherwise stated)

Russia's FST established local telephony tariffs using economically justified costs method on the basis of gross proceeds necessary to compensate the prime cost, some other costs and standard profit. Herewith local telephony services cross-subsidy elements were retained. As per applicable law the cross-subsidy is carried out in part at the cost of intrazonal phone call tariffs regulated by state and compensatory surcharge to the price of local and zonal call initiation aimed at intrazonal, DLD and ILD phone call establishment.

The Company renders connection and traffic transit services to telecom operators in accordance with RF Government regulation No 161 of 28.03.2006 "On approval of Rules of networking and internetting". According to order of Federal Service for Supervisory control in telecommunications № 40 of 24.10.2005 the Company is included into the Register of operators occupying essential position in PSTN. The Company's prices for connection and traffic transit services are subject to state regulation.

In Russia' FST order No 51 of 19.06.2006 the price limits for the Company's connection services were established, these price limits included price limits for connection point arrangement and price limits for connection point servicing. The Company set connection service prices at the maximum level of price limits.

According to order of Federal Service for Supervisory control in telecommunications No 51 of 19.06.2006 the price limits for the Company's services of traffic transit in PSTN were established. The company set call initiation and termination service prices at the maximum level of price limits.

In accordance with regulation of the Russian Federation Government No 627 of October 19, 2005 "On state regulation of prices for connection and traffic transit services, rendered by operators occupying essential position in PSTN, the compensation bonus to the price for services of local and zonal initiation of call is established for operators for the period till January 01, 2008, this call initiation being aimed at establishing DLD and ILD phone call. Order No 734-c/8 of December 20, 2005 of Russia's FST established compensatory surcharge to the price for services of local and zonal initiation of call for the Company in the amount of RUR 0.54 per minute; the Company applies this surcharge since January 01, 2006. According to order No 278-c/2 of 17.11.2006 of Russia's FST the compensatory surcharge was reduced to RUR 0.44 per minute since 01.02.2007.

From 01.01.2008 the compensatory surcharge will become inoperative. In 2007 compensatory surcharge revenue amounted to 423 700 (in 2006 - 498 300).

Change of rules of tariffs calculation (Order of Russia's FST No 140-c/1 of 03.08.2007)

According to approved order of Russia' FST No 179-c/3 of 28.08.2007 on tariff limits for local telephony services, which stipulates reduction of tariff rates for paired line residential subscribers. the decision was made to significantly reduce tariffs since 01.12.2007:

- tariff for provision of a paired line for the subscriber's permanent use was reduced by 25%;
- tariff for local phone call provision (when there is no technical capability of carrier's time-based billing for local telephone calls, at hybrid and subscriber fee systems of payment) – by 50%.

(RUR thousands, unless otherwise stated)

Abolishment of phone call payment at access to telematic services and transmission services.

According to RF Government regulation No 477 of 25.08.2007 the Rules of rendering services of local, intrazonal, DLD and ILD communications services were amended as related to including the provision that at phone calls tariffication the duration of phone calls at access to telematic and data services is not taken into account. These changes became operative since 01.08.2007. Thus the rule is unambiguously established that subscriber will not pay phone call fee at access to telematic and data services.

Introduction of duration rounding-up at local calls tariffication to the accuracy of 30 seconds

According to RF Government regulation No 477 of 25.08.2007 the Rules of rendering services of local, intrazonal, DLD and ILD telephone communications services were modified as related to the procedure of rounding-up fractional tariffication unit of local phone call. At defining local phone call price (at time-based billing) a fractional tariffication unit which is at least a half of tariffication unit is considered to be a full unit, and a fractional tariffication unit which is less than a half of tariffication unit is considered to be a half of tariffication unit. New rules of rounding-up became operative since 01.08.2007. Prior to these changes adoption fractional tariffication unit which was less than a half of tariffication unit was considered to be a full unit.

Universal services

Since 2005 universal services provision is guaranteed in the Russian Federation, these services include local phone call provision using payphones, granting of access to information and reference service system, free of charge round-the-clock emergency service call, as well as data transmission and Internet access services using multiple access centers in hard-to-reach and remote regions of the Russian Federation.

OJSC VolgaTelecom participated in tenders for the right to render universal services and namely for the right to render telephone communications services using payphones in its licensed territories. In 2007 the Company won 11 tenders (in 2006 - 11) and concluded 26 (in 2006 - 82) contracts with the Federal Agency of Communications, these contracts stipulated terms and conditions of rendering universal services using payphones. At 31.12.2007 the total number of payphones to be installed by the Company under the concluded contracts was 16 469 payphones, 16 469 payphones were put into operation.

Universal services are provided as per tariffs calculated by the Federal Agency of Communications and included in the contract on universal services provision. The established tariffs for universal services do not cover expenses incurred by the Company at their provision. The excess of economically justified expenditure for universal services provision over revenue received as per established tariffs forms universal services provision losses to be compensated from universal servicing reserve.

(RUR thousands, unless otherwise stated)

The rules of universal servicing reserve formation and spending its resources are approved by Russian Federation Government regulation No 243 of 21.04.2005. According to item 4 of the specified regulation the allocations to the universal servicing reserve are transferred to the Federal budget revenues as per established Russian Federation budgets' revenues classification code. In accordance with item 5 of the regulation, at making a draft of the federal budget for appropriate year the carriers' allocations to the reserve and its resources spending are specified in the federal budget revenues and expenses according to the Russian Federation budget classification. Thus, universal servicing reserve is one of budget funds.

Losses are compensated by the Federal Agency of Communications in the procedure established by Russian Federation Government regulation No 246 of 21.04.2005 and stipulated in contracts on universal services provision. In 2007 in accordance with contracts' terms and conditions the Company received compensation for losses once in half year (since 2008 losses will be compensated once every three months). Herewith final decision on the size of losses to be compensated is made by the Federal Agency of Communications based on the year results after the presentation by the Company of independent auditor' report confirming:

- accuracy of calculation of the size of losses presented for compensation;
- the Company's maintaining separate accounts according to order of the Russian Federation Ministry of IT and communications No 54 of 02.05.2006.
- completeness of the Company's transfers to the universal servicing reserve.

National projects

The priority national project "Education" (PNP "Education" is implemented in accordance with State contract No 369 of 13.09.2006. According to contract No 947-06 of 04.10.07 for communications services provision and agency contract No 1312-06 of 20.12.2006 with OJSC RTComm.RU, OJSC VolgaTelecom organized connection to the Internet and delivery to territorial authorities of Rosokhrankulturi (in 2006-2007- Rossvyaznadzor) of work done in general education institutions of the Volga region.

Within the framework of the specified contracts with OJSC RTComm.RU, OJSC VolgaTelecom rendered services on organization of virtual links of communication at the rate of at least 128 Kbps from general education institutions to OJSC RTComm.RU access nodes and services on round-the-clock provision for use of arranged communication links. The number of connections carried out by OJSC VolgaTelecom amounted to 8 323 general education institutions, including 4 886 general education institutions in 2006 and 3 437 general education institutions in 2007.

The project implementation necessitated considerable network upgrading of the Company's regional subsidiaries: construction of subscriber lines, intrazonal lines of communication, interexchange links, upgrading of transmission systems of all levels. OJSC VolgaTelecom's capital investments in PNP "Education" in 2006 amounted to 195 354, and in 2007- to 496 970.

The Company's revenue from services rendered within the framework of PNP "Education" in 2006 amounted to 17 560, 2, including from arranged communication links provision for use 16 312,6. The project revenue in 2007 was 81 777, 5, including from arranged communication links provision for use 80 771.

(RUR thousands, unless otherwise stated)

Coming into force of Regulations on communications networks expert examination

According to Federal law No 14-Ф3 of 09.02.2007 on "On introduction of changes to Federal Law "On communications" telecom operators need to register their electric communications networks that have been built prior to the present law entry into force not later than 01.01.2010. In order to register the operator presents system communications network design and a letter of compliance of the system project with established requirements in telecommunications area (positive letter of compliance), this letter of compliance being obtained after project expert examination. Mandatory development and expert examination rules for all system projects are aimed to ensure control of requirements to PSTN representing uniform technological system.

At present RF Ministry of IT and communications elaborates a number of regulatory documents on system designing and expert examination. The Company will develop similar internal documents regulating organizational aspects of system projects development. At drawing up of investments programs of development the system projects development will be envisaged, and also the necessity of redesigning of system projects will be assessed in case of excess of networks parameters estimated values over established limits. At system project expert examination, the compliance of electric communications network with the services for which licenses are obtained is to be checked. The foresaid works carrying out entails the increase in expenses of electric communications operators. At the same time, the time periods for sites commissioning will be extended.

Plans of digitalization of the Company's networks

At 2007 end digitalization level of local telephony networks amounts to 73.9%. New electronic exchanges commissioning and replacement of quasi-electronic and analog exchanges by electronic ones allow for the Company's improving the quality of rendered services, widen their range, as well as fulfilling the order No 142 of 17.11.2006 of Russian Federation Ministry of IT and communications "On approval and implementation of Russian system and plan of numbering"

Offering opportunity of networking of local and mobile networks

Russian Federation Government regulation No 666 of 12.10.2007 introduced changes in "Rules of networking and internetting", approved by Russian Federation Government regulation No 161 of 28.03.2005, and in particular sub-item 3 of item 11 was changed: the word "(fixed-line)" was excluded, whereby local telephony operator renders connection services to operators including zonal telephony operators. Mobile radiotelephony operators are referred to zonal telephony operators.

In July 2007 order No 98 of 08.08.2005 of the Russian Federation Ministry of IT and communications was modified, the changes envisaged traffic transit from local telephony networks to mobile radiotelephony networks. Thus the specified changes to RF Government regulation did not result in the change of existing practice of fixed-line and mobile radiotelephone communications operators' interaction.

Realization of Russian Federation Government regulation No 666 of 12.10.2007 and Russian Federation Ministry of IT and communications order No 98 of 08.08.2005 did not entail changes in the procedure of OJSC VolgaTelecom interaction with mobile radiotelephony operators and did not significantly influenced the Company's business.

Change of numbering plan

Russia's Ministry of IT and communications by its order No 142 of 17.11.2006 approved and put in force "Russian system and plan of numbering". It is envisaged to implement Russian system and plan of numbering by stages.

The first stage (year 2007) of the specified document realization envisages transition to using closed numbering plan at establishing intrazonal phone calls and excluding telephone numbers with the first digit "1" from the numbering plans of local telephony networks.

The Company made all necessary organizational and technical arrangements on the 1-st stage realization. At present telephone numbers with the first digit "1" are excluded from the numbering plans of local telephony networks and the transition is made to using closed numbering plan at establishing intrazonal phone calls in the Company's licensed territories.

The second stage (year 2008) envisages:

- transition to using prefix "0" at establishing intrazonal and DLD phone calls:
- transition to using numbers from numbering resources of the first millionth group for access to emergency operational services, reference and information services of telecom operators and special services of local telephony.

These measures taking will allow for ensuring access of subscribers and users of fixed-line and mobile telephony to emergency operational services in the entire territory of the Russian Federation, using single "112" number.

The third stage (year 2009) envisages the transition to using closed numbering plan at establishing local phone calls. For this purpose it is necessary to replace electronic automatic telephone exchanges with outdated software, quasi-electronic and analog automatic telephone exchanges by digital cross-connect equipment. Switching capacity of such exchanges is about 26% of all switching capacity of the Company's existing telephone networks. In order to refine networks infrastructure, the work is being carried out on estimation of upgrading (100% digitalization) costs of the Company's communication networks.

The Company's financial and economic operations in 2007

The Company renders the following services:

- intrazonal telephony;
- local telephony:
    - including universal services;
- connection and traffic transit services;
- services supporting DLD and ILD communications services provision by DLD and ILD communications operators;
- mobile radio communications, wire broadcasting, radio broadcasting, TV services;
- mobile radiotelephony (cellular communications) services;
- cable communication services, data transmission and telematic services;
- other services on core business;
- granting lease of property;
- other services on non-core business.

Intrazonal telephony

Intrazonal telephony services comprise provision to users of:

- phone calls between users connected to local telephony network within the Russian Federation subject territory;
- phone calls between user equipment connected to local telephony network and user equipment connected to mobile communications network when subscriber numbers of calling and called subscribers and (or) user are within the numbering resources of numbering area which is accordingly defined geographically and not defined geographically, the specified numbering being reserved to the same Russian Federation subject.
- intrazonal phone calls using payphones;
- granting intrazonal communication links for use.

Local telephony

Local telephony services comprise providing local phone calls (city telephone network and rural communications) to users as well as universal services.

Connection and traffic transit services

Connection services include connection point arrangement services and connection point servicing provided to connected operators.

Traffic transit services comprise:

- telephone communications operators' traffic transit services (call initiation, termination and transit);
- data network operators' traffic transit services;
- cable network operators' traffic transit services.

Services supporting DLD and ILD communications services provision by DLD and ILD communications operators (assistance and agency services)

The Company is one of agents of ILD and DLD telephone communications services providers at such services rendering to subscribers. In this connection the Company concluded contracts with OJSC Rostelecom and OJSC Mezhregionalniy TransitTelecom; according to these contracts the Company renders services supporting DLD and ILD communications services provision to the specified companies, and namely:

- services on processing of subscriber's order while providing access to DLD and ILD communications services to the subscriber according to immediate servicing system and system of servicing by order;
- services of billing processing of ILD and DLD communications services;
- services on preparation, formation and storage of necessary documents and report forms;
- agency services on subscriber payments collection and reference and information servicing on behalf and at the expense of DLD and ILD communications operators;
- claim administration, document delivery.

Analysis and estimation of balance sheet structure

At December 31, 2007 the Company's current liabilities exceed its current assets by 6 488 541 (at December 31, 2006 – by 2 672 335).

At present global economy situation reflects consequences of the world financial crunch at mortgage lending market and of the liquidity crisis that followed. American mortgage crisis raised mutual distrust of banks all over the world. Russian domestic market reacted to the global events later.

Global and Russian financial market situation is characterized by credit resources rising in price, considerable decrease in opportunities to raise long-term financing, and also by bank liquidity level decline.

Russian monetary authorities and Russian Federation Central Bank (hereinafter RF CB) took a number of measures aimed to support banking system liquidity in order to prevent negative effects of global crisis on Russian economy. The following measured were taken: extending lombard list of securities against which RF CB gives credits to banks for the purpose of liquidity maintenance, lowering normative standard of mandatory provisioning on banks' liabilities, working-out plans on federal budget idle cash allocation at lending institutions' deposits.

Russian domestic financial market volatility, provoked by the crisis, influenced the Company, which entailed liquidity performance degradation at year 2007 end. In the short-term outlook the Company may encounter considerable risks related to growth of interest rates on raised credits, rising in price of long-term financing for the purposes for investment projects implementation and significant reduction of opportunity to raise it, limitation of opportunity to raise funds at overseas market.

In 2007 in order to finance its operation the Company borrowed funds, both on a long-term basis and on a short-term basis. Borrowed funds were raised predominantly in the form of bank credits. A part of the Company's investment activity was financed by leasing. In 2007 the Company met its commitments timely and in full.

At December 31, 2007 the Company's creditworthiness is characterized by the following indicators:

Deficit in the Company's own current assets reflects the fact that the Company's investments are to a considerable extent financed by raised funds.

	01.01.2007	**31.12.2007**
Cash ratio	0,034	0,034
Working capital ratio	0,610	0,388
Net current liabilities, RUR millions	2 672	6 489
Ratio of own current assets supply	-3,314	-3,872
Sales margin, %	21,814	24,248

(RUR thousands, unless otherwise stated)

Cash ratio is calculated as ratio of the amount of monetary funds (line 260 of balance sheet) and short-term financial investments (line 250 of balance sheet) to the amount of current liabilities (line 690 of balance sheet).

Working capital ratio is defined as the ratio of current assets (line 290 of balance sheet) to the amount of current liabilities (line 690 of balance sheet).

Net current liabilities are calculated as the difference between current liabilities (line 690 of balance sheet) and current assets amount (line 290 of balance sheet).

Ratio of own current assets supply is calculated as the ratio of own current assets amount (line 490 less line 190 of balance sheet) to the total amount of current assets (line 290 of balance sheet)

Sales margin is calculated as the ratio of sales profit (line 050 of Income statement) to sales proceeds (line 010 of Income statement) in per cent.

The Company's plans for 2008 with respect to liquidity, capital and current assets adequacy:

In order to ensure the necessary level of solvency, the Company plans to undertake the following:

1. At present credit facilities are opened in domestic banks for the total amount of 1 400 000;
2. In February 2008 open tender was held and a contract was concluded for granting a credit in the form of revolving credit facility to the Company to the amount of 500 000. In March 2008 open tender for credit funds raising to the amount of 1 650 000 was announced. Contracts conclusion is scheduled for May 2008 after transactions approval by the Company's Board of directors;
3. In quarters 3-4 of 2008 the Company within the framework of debt restructuring and liquidity maintenance measures plans to hold tenders on raising bank credit resources to the amount of 1 500 000;
4. In quarters 3-4 of 2008 the Company plans to raise syndicated loan (CLN- loan) in foreign currency to the amount equivalent to 4 120 000.

Depending on market situation at the moment of making decision on funds raising, the economic efficiency of using this facility will be considered, and the specified facility may be replaced by RUR credits in adequate amounts.

In quarter 4 of 2008 a part of the Company's need for financial resources to the amount of 3 000 000 is planned on the assumption that in December 2008 the owners of BT-2 series' bonds will exercise in full their right to present bonds for repayment. The Company's management believes that next coupon period's coupon rate establishment on adequate market conditions will decrease bonded loan amount to be presented for payment.

(RUR thousands, unless otherwise stated)

The Company's management expects that in 2008 due to taking the aforementioned measures the share of short-term borrowings in the debt structure will decrease from 44,8% at December 31,2007 to 22,7% at December 31, 2008, and the working capital ratio at December 31,2008 will amount to 0,43.

In case of lack of opportunity to raise bank credits the Company may use other financial instruments as alternative sources of financing, including suppliers' credits, leasing, paper credits, stock bonds in order to cover deficit in funds. The Company also has the opportunity to review capital investment programs in order to significantly reduce investment program size or defer investment projects. Contracts with equipment suppliers and contractors concluded at present allow for the Company's making the said arrangements.

Earnings record for 2007

Line of activity	Proceeds (line 010 Form № 2)		Prime cost (line 020 Form №2)		Profit (line 050 Form №2)		Earnings record Δ, %
	2007	2006	2007	2006	2007	2006	
Communications services	23 887 329	20 366 969	18 358 314	16 147 582	5 529 015	4 219 387	31,04
Other	1 275 416	1 324 273	702 860	811 903	572 556	512 370	11,75
Total lines 010, 020, 050 of Income statement	**25 162 745**	**21 691 242**	**19 061 174**	**16 959 485**	**6 101 571**	**4 731 757**	**28,95**

At 2007 end the sales profit amounted to 6 101 571 with the growth rate of 128,95 % vs. the past year.
The reasons for the rise in profitability include: growth in demand for highly remunerative communications services (Internet and data transmission networks), a full year of CPP (Calling party pays) principle operation, as well as optimization of the Company's organizational structure and expenditures.

Profit before tax at the year end amounted to 4 709 648 with growth rate compared to the pervious year 133. 26%. Profit before tax growth was materially affected by the increase in other revenues (compensation for losses suffered at universal services provision to the amount of 320 078) by 110 698.

In 2007 the net profit amounted to 3 323 108, which exceeds the value of the past year by 869 520.

Sales margin amounted to 32,0%, which is higher than 2006 year level by 4,1 percentage points.

Pretax profit margin was 24.7%.

Net profit margin was 17.4%.

The Company's performance indicators for 2007 are presented in the table:

Indicator	Measure unit	2007
Proceeds per employee*,	RUR thousands	692,4
Growth rate	%	*137,7*
Proceeds per line	RUR	5 006,9
Growth rate	%	*113,9*
Expenses per employee	RUR thousands	524,5
Growth rate	%	*133,4*
Expenses per line	RUR	3 792,8
Growth rate	%	*110,4*
Sales profit per employee	RUR thousands	167,9
Growth rate	%	*153,0*
Sales profit per line	RUR	1 214,1
Growth rate	%	*126,7*
Profit before tax per employee	RUR thousands	129,6
Growth rate	%	*158,1*
Profit before tax per line	RUR	937,1
Growth rate	%	*130,9*
Number of lines per employee	lines	138,3
Growth rate	%	*120,8*
Prime cost of 100 rubles of proceeds	RUR	75,75
The change		*- 2,4*
EBITDA	RUR millions	9 019,5
Growth rate	%	*126,4*
Share of EBITDA in proceeds	%	35,8
The change		*+ 2,9*
* including dual jobholders and non-registered workers		

In 2008 OJSC VolgaTelecom foreground goals in financial policy will be:

- Financial consolidation of the Company's assets:
- Raising liquidity ratios (cash ratio and working capital ratio) to the level achieved at December 31, 2007;
- Raising transparency and investment attractiveness of the Company;
- Increasing manageability of all assets of the Company.

Within the framework of making liquidity improvement arrangements OJSC VolgaTelecom, its subsidiary and associated companies face the following tasks:

- Asset profile improvement;
- Debt capital structure improvement and maintaining liabilities duration index at the level achieved at December 31,2007;
- Program of raising cost management effectiveness (adjustment of inventory turnover normative standards according to existing classification basing on inventory sufficiency);
- Structure optimization and raising effectiveness of non-core assets.

The Company's management improved liquidity management actions list fixed in OJSC VolgaTelecom development program for the period 2008-2012, the specified list being elaborated earlier in the course of corporate restructuring.

No	Action	Expected impact on financial statements
1	Optimization of debt liabilities structure, as related to increasing the ratio of long-term to short-term ones, up to at least 70/30	Maintaining optimum structure of liabilities, fast liquidity ratio at the level of 0,43
2	Financing the Company's investment activity by means of raising long-term (over 1 year) external financing sources	
3	Optimization of the procedure of settlements with suppliers and contractors, extending the period for final settlements and reducing debt service cost.	
4	Maintaining the Company's debt load (active debt) ensuring stable financial situation (Net Debt/EBITDA TTM ratio not more than 1,94).	
5	Increasing the Company's proceeds amount up to the scheduled indexes	Increase in equity capital

(RUR thousands, unless otherwise stated)

3. Accounting policy

These accounting statements of the Company are drawn up on the basis of the following accounting policy.

Basic approaches to drawing up annual accounting statements

Bookkeeping is maintained in the Company in accordance with Federal law № 129-ФЗ of November 21. 1996 "On bookkeeping" (with amendments of July 23. 1998 , March 28. December 31, 2002. January 10. May 28. June 30, 2003, November 03, 2006) and "Regulation on bookkeeping and accounting statements recording in the Russian Federation" approved by RF Ministry of Finance Order № 34н of July 29, 1998 (with amendments of December 30. 1999, March 24, 2000, September 18,2006), and also with effective regulations on bookkeeping.

The Company's accounting statements for 2007 were drawn up in accordance with the same law and regulations on the basis of the assumption that the Company will continue its operation in foreseeable future and has no intention and necessity of liquidation or substantial activity cutting-down, and therefore the obligations will be repaid according to the established procedure.

Assets and liabilities in foreign currencies

While accounting business transactions made in foreign currencies the Company applied official foreign currency rate valid on the date of the conducting a transaction. Monetary assets and liabilities which value is denominated in foreign currency, are reflected in accounting statements in the amounts calculated on the basis of currency rates established by the Russian Federation Central Bank at reporting dates (rubles per a unit of currency):

Foreign currency	At December 31, 2007	At December 31, 2006
US$	24.5462	26.3311
Euro	35.9332	34.6965

Foreign exchange differences which occurred during the year under transactions with assets and liabilities and also at their translation at the reporting date are charged to other revenues and expenses.

In the cash flow statement the ruble equivalent of currency balances at the year beginning and of foreign currency flows during the year are calculated according to official exchange rate effective at December 31. 2007 and respectively comparable data are calculated as per the official exchange rate effective at December 31. 2006.

Short-term and long-term assets and liabilities

In the statements the assets (liabilities) are referred to short-term ones if the term of their circulation (repayment) does not exceed 12 months after the reporting date. All other assets and liabilities are represented in the statements as the long-term ones.

Intangible assets

Intangible assets are recorded in accordance with Regulation on accounting 14/2000 "Intangible assets accounting"

The structure of intangible assets reflects exclusive rights to intellectual property objects (trademark and copyright).

Trademark and exclusive copyright are depreciated on a straight-line basis on the principle that the useful life is 10 and 5 years respectively.

The useful service is defined by a specially established committee and approved as per the established procedure on the basis of the object expected performance life, during which the Company plans to receive economic benefit (revenue) from its use.

In the statements the intangible assets are represented at initial value less depreciation amount accrued for the entire utilization time.

The initial value of intangible assets acquired in exchange for goods (values) differing from cash, is treated as the value of transferred assets or the assets subject to the transfer. The specified value was fixed on the basis of the price at which the Company under comparable circumstances usually worked out the value of similar goods (values).

Property, plant and equipment

Property, plant and equipment are recorded in accordance with Regulation on accounting 6/2001 "Property, plant and equipment accounting".

Property, plant and equipment are accepted for accounting at initial value.

The initial value of property, plant and equipment, acquired for a fee, is treated as the sum of actual costs for acquisition, construction and production, except for value-added tax and other refundable taxes (except for the cases stipulated by the Russian Federation legislation).

The initial value of property, plant and equipment acquired in exchange for goods (values) differing from cash, is treated as the value of transferred assets or the assets subject to the transfer. This value was fixed on the basis of the price at which the Company under comparable circumstances usually worked out the value of similar goods (values).

In balance sheet the property, plant and equipment are represented at initial (replacement) value less depreciation amount accrued for the entire time of operation.

In the structure of property, plant and equipment, the real property objects which are commissioned and actually used before state registration of property rights for such objects are recognized.

(RUR thousands, unless otherwise stated)

Property, plant and equipment are depreciated on a straight-line basis relying on adopted terms of useful service:

Buildings	from 7 years
Constructions and transfer mechanisms	From 7 to 30 years
Communication equipment	From 2 to 15 years
Transport vehicles	From 3 to 20 years
Computing machinery and office appliances	From 2 to 10 years
Other objects	From 2 to 25 years

Property, plant and equipment objects which value does not exceed RUR 10 000 per unit, as well as books, brochures and similar publications were charged off to production outlays (sales costs) as they were put in production or operation.

Since 2007 the Company has changed terms of useful service for constructions and communication equipment commissioned after January 01, 2007.

	Useful service for commissioned objects (years)	
	before January 01, 2007	**after January 01, 2007**
Constructions and transfer mechanisms	5-30	7-30
Communication equipment	3-15	2-15

Useful service terms change is triggered by fast change in telecommunications technologies and equipment. New legislative rules entry into force (Section 2) entailed increase in capital expenditures for the purpose of adjusting networks in accordance with regulations requirements. The Company actively introduces services and technologies of broadband Internet access, accelerates fixed-line communications infrastructure upgrading by implementing packet switching technologies.

Since 2007 the Company has changed terms of useful service for buildings, computing machinery and office appliances, transport vehicles and other objects commissioned after January 01, 2007.

	Useful service for commissioned objects (years)	
	before 01.01.2007	**after 01.01.2007**
Buildings	5-100	from 7
Transport vehicles	3-10	3-20
Computing machinery and office appliances	3-10	2-10
Other objects	2-30	2-25

Buildings useful service term change is triggered by fast changes in real property market value, as buildings being in operation for a certain period of time significantly lose in value with respect to technical characteristics.

Change of useful service is entailed by computing machinery and office appliances moral depreciation acceleration due to fast pace of technological changes in this sphere.

(RUR thousands, unless otherwise stated)

The plots of land are not depreciated.

Property, plant and equipment commissioned prior to 2002 are depreciated on a straight-line basis according to depreciation deduction rates established in order No1072 of 22.10.1990 of Council of Ministers.

The objects of housing facilities and land improvement objects, commissioned prior to 2006 are not depreciated. The same objects commissioned in 2006 and later and transferred to income-bearing lease investments structure, are depreciated according to general procedure.

The outlays for all types of repairs are included in operating expenses of the reporting period. The provision for the costs to be incurred for the repair of property, plant and equipment was not established.

Property, plant and equipment, obtained under financial rent (leasing) contracts since 2005 and booked in the structure of the Company's property, plant and equipment, are depreciated on a straight-line basis relying on the established useful service.

Property, plant and equipment, obtained under financial rent (leasing) contracts in 2004 and booked in the structure of the Company's property, plant and equipment are depreciated on a straight-line basis relying on the useful service which is established equal to leasing contract validity term.

In respect of property, plant and equipment obtained before year 2004 by leasing contracts and recognized in the structure of property, plant and equipment, the amortization is calculated on a straight-line basis relying on useful service with application of accelerated depreciation ratio, stipulated by contract terms and conditions, but not bigger than 3.

Financial investments

Financial investments are recorded in accordance with Regulation on accounting 19/2002 "Financial investments accounting".

Financial investments comprise: government and municipal securities; securities of other companies, including debt securities for which the date and the amount of repayment is established (bonds, bills of exchange); contributions to the authorized (reserve) capitals of other companies (including subsidiary and associated companies); loans granted to other companies; depositary shares in lending institutions; accounts receivable acquired through assignment of right of demand.

Financial investments, for which fair market value is not defined, are reflected in balance sheet at their initial value.

Initial value of financial investments:

- acquired for value - is defined as the amount of actual expenses of the Company for their acquisition;
- acquired under contracts stipulating performance of obligations (payment) by non-monetary assets – is defined as the value of assets transferred by the Company;
- in the form of investments in the capitals of subsidiary, associated and other companies - constitutes monetary valuation approved by founders (participants) of these companies.

(RUR thousands, unless otherwise stated)

Financial investments, for which at the end of 2007 steady substantial reduction in value is recognized, are presented in the balance sheet minus provision established for depreciation of financial investments. The amount of the provision is classified as the increase in other expenses. If the check of financial investments depreciation at the end of 2007 detects increase in the investments value as compared to 2006 year end, the provision for depreciation of financial investments is reduced and the adjustment amount is classified as other revenues.

Financial investments, for which trade organizer at the securities market defines fair market value as per the established procedure, are reflected in the accounting statements at fair market value at December 31, 2007 by adjusting their valuation. The amount of the adjustment is classified as the increase in other expenses (revenues).

For debt securities the difference between actual expenses for securities acquisition and their face value is not charged evenly to financial results. The discount is recorded at the moment of conducting securities sale (repayment) transaction.

At the sale and other retirement of securities, for which fair market value is not defined, the retiring issuing securities were valuated by FCFS method; the retiring non-issuing securities were valuated by the actual value of each security.

Inventories

Inventories are recorded in accordance with Regulation on accounting 5/2001 "Inventories accounting".

Inventories are reflected in the statements at actual prime cost, which is:

- at acquisition of inventories for value – the sum of actual costs connected with acquisition, including expenses for bringing them to the state in which they are usable, except for VAT and other refundable taxes;
- at production of inventories by the company itself – the sum of actual costs connected with their production;
- at receipt of inventories in consideration for contribution to the authorized capital of an entity – money value coordinated with founders with due account for the requirements of Law "On joint-stock companies";
- at receipt of inventories under the gift contract (on a gratis basis), and also remaining after the retirement of property, plant and equipment and other property - fair market value at the date of reflecting in the accounting records.

Commodities at retail are reflected at selling prices.

The assets acquired since 2006 in respect of which the conditions stipulated in item 4 of Regulation on accounting 6/2001 "Property, plant and equipment accounting" are met and which cost is not more than RUR 10 000 per unit are reflected in the structure of inventories.

Inventories are reflected in the accounting with the deduction of provision for reduction in value of tangible assets. The provision is formed for the amount of difference between fair market value and actual prime cost of inventories which are morally obsolete, have lost their initial quality partly or in full or which fair market value has significantly decreased. Expenses for the provision establishment are classified as other expenses.

Retiring inventories (excluding precious metals) are evaluated at moving average prime cost.

Precious materials are written off at the prime cost of each unit.

Prepaid expenses

Expenses incurred by the Company in the reporting year but relating to the next reporting periods are reflected as the prepaid expenses. These expenses are subject to amortization on a straight-line basis during the periods to which they are related.

Prepaid expenses include expenses for acquisition of non-exclusive rights to use software products and data bases, as well as expenses for their introduction, subject to amortization later than 12 months after the reporting date, are reflected in the balance sheet in the structure of other non-current assets.

Trade receivable

Trade receivable is reflected in the statements with VAT taken into account, the latter being paid to the budget after the receipt of accounts receivable payment, and is defined on the basis of prices set by the contracts between the Company and the buyers (customers), all discounts (extra charges) granted by the Company being taken into account. Bad debt was written off from the balance as it was recognized to be such.

Debt of customers for sold services, works, goods, products, property, plant and equipment, inventories and other property, not repaid in the terms stipulated by contracts, and for which appropriate guarantees are not provided, is shown less the doubtful debts provision.

The amount of the provision is defined separately for each debt on the basis of made inventory depending upon the debtor's solvency and the probability of the debt repayment.

Due to the fact that at communication enterprises the individual analysis of each doubtful debt is impossible because of large number of subscribers, the provision is established in the amount of 100% of the debt amount for all outstanding debts for communication services, the payment for which at the date of the provision establishment is overdue for 90 and more days. As for the debts which payment is delayed for less than 90 days the provision is not established.

The social protection bodies' debt for reimbursement of expenses related to granting facilities for telecommunication services, is reserved by the results of inventory of debt under contracts (agreements) with social protection bodies with due account for debt repayment probability.

Expenses for establishment of the provision for doubtful debts are classified as the increase in other expenses.

Advances paid out and other accounts receivable

Debt on advances paid out is reflected in the statements less doubtful debts provision established by the results of inventory of paid out advances under which the receipt of assets (services) is unlikely.

Other accounts receivable is reflected in the statements less doubtful debts provision established by the results of inventory of debt under which the receipt of the total outstanding amount is unlikely.

Expenses for the provision establishment are classified as other expenses.

Raised credits and loans

The Company transfers long-term debt under raised credits and loans into the structure of short-term debt at the time when 365 days are left to repay the principal amount of debt as per the terms and conditions of loan and (or) credit contract.

The Company recalculates at each reporting date the value of credits and loans denominated in foreign currency and/or conventional monetary units. The differences appearing at recalculation are classified as other expenses.

Interest received under loans and credits used directly for acquisition, construction of investments assets are charged to the increase in the value of such investment assets prior to their commissioning.

Additional outlays incurred owing to raising credits or loans include the expenses related to:

- rendering legal and consulting services to the Company;
- provision of agency services to the Company on paper and bonded loans floatation;
- carrying out expert examinations;
- consumption of communication services;
- other expenses directly connected to raising loans in money terms.

Additional outlays related to raising loans and credits, borrowings are recognized by the Company as the expenses of the period in which they were incurred.

Interest on raised credits (loans) is charged on a monthly basis in accordance with the procedure established in the contract.

As for the loans raised in money form and by the issue of the Company's own bills of exchange, the amount of discount due to the billholder is charged to prepaid expenses with further charging off to the structure of other expenses on a monthly basis by equal shares during the circulation period of bills of exchange.

As for the loans raised in money form and by the Company's bonds issue, in cases when the issued bonds are sold at the price different from their par value (with discount), then the amount of the discount is charged to prepaid expenses with further charging off into the structure of other expenses on a monthly basis by equal shares during the bonds maturity.

Revenues recognition

Proceeds from products sales and services rendering are recognized by the accrual method, i.e. as the services are rendered, and are reflected in the accounting less VAT and discounts granted to customers.

Proceeds from products sale subject to conditions of the exchange of goods (barter) are defined by the value of values received or subject to receipt by the Company, the specified value being calculated on the basis of prices at which the Company usually defines the cost of similar values under comparable circumstances.

Revenues obtained from the Company's property granting for rent are charged to operating revenues.

Dividends are recognized in the structure of other revenues as they are declared.

Compensation for losses caused by universal services provision is classified as other revenues.

Expenditures recognition

The Company calculates total production value of rendered services, work done, sold products without separating administrative and commercial expenses. Expenditure records with respect to conducted activity types is organized in accordance with Order №54 of May 02, 2006 of the Russian Federation Ministry of IT and Communications "On approval of the procedure of separate record keeping by operators of revenues and expenses under conducted activity types, rendered communications services and for electric communications network parts used for these services provision".

The Company establishes the provision on the rendered services, carried out works, for which primary accounting documents are not received, but expenses recognition conditions established by Regulation on accounting 10/1999 "Company's expenses accounting" are met. Expenses for the provision establishment are charged to operating expenses or other expenses depending on liabilities.

Provisions of costs to be incurred

The Company establishes provision for payment of coming rest leaves of employees, the provision of costs to be incurred on remuneration by the results of work for a year, for a quarter as well as for compensation payment to Executive directorate.

Expenses for establishing provisions are charged to operating expenses, to the increase in the initial value of property, plant and equipment objects under construction, and also to the structure of other expenses depending on the type of activity of the employees accounted for in calculation of provisions of costs to be incurred.

(RUR thousands, unless otherwise stated)

Expenses for retirement insurance

Social contributions are made through a unified social tax calculated by the Company by the application of a regressive rate (see item 1 of article 241 of the Russian Federation Tax Code). The tax base of unified social tax is defined as the sum of payment of labor and other compensations of each employee. The Company allocates the unified social tax to three government extrabudgetary finds: Government Pension fund of the Russian Federation, Social Insurance fund of the Russian Federation and Compulsory Medical Insurance fund of the Russian Federation.

The Company participates in the program of one-time payment of pecuniary aid in the amount of three official salaries to the Company's employees in case of their retirement. This program covers the most part of the Company's employees and does not provide for any special funds establishment.

The Company also participates in pension program implemented within the plan of non-government retirement insurance. The amounts of fees are defined on annual basis and they are charged to expenses as they occur. See item 10 of the present Explanatory memorandum.

Changes in the accounting policy of 2007

Since January 2007 according to the new wording of Regulation on accounting 3/2006 "Accounting of assets and liabilities denominated in foreign currency" approved by Russian Federation Ministry of Finance order No 154н of 27.11.2006, the Company carries out conversion as of reporting dates of float (except for advances paid out), as well as financial investments, such as debt securities, granted loans, accounts receivable acquired under contracts of assignment of right of demand, their value being denominated in foreign currency and being subject to payment in rubles. The currency translation is made at foreign exchange rate established by the Russian Federation Central Bank or at other foreign exchange rate established by the contract.

Due to transition to the aforementioned translation rules the Company has made translation as of 01.01.2007 of balances of specified float and financial investments which value is denominated in foreign currency and subject to payment in rubles, as well as of deferred taxes related to them. Assets and deferred taxes value decrease or increase amounts generated at conversion are charged to retained earnings account (see Section 4).

As for the rest the accounting policy applied in 2007 corresponds to the one followed in the previous fiscal year.

Changes in the accounting policy for 2008

In 2008 according to Regulation on accounting "Property, plant and equipment accounting" 6/2001 approved by Russian Federation Ministry of Finance order No 26н of March 30, 2001 the Company increases value limit of assets classified as property, plant and equipment, from RUR 10 000 to RUR 20 000 per unit.

Since January 01, 2008 assets meeting conditions stipulated by item 4 of Regulation on accounting 6/2001 "Property, plant and equipment accounting" and with value not more than RUR 20 000 per unit, will be classified in bookkeeping and accounting statements as inventories.

There are no other changes introduced in accounting policy for 2008, these changes being capable of influencing significantly the financial statements.

(RUR thousands, unless otherwise stated)

4. Comparative data

Comparative data in the Company's statements for 2007 are developed by the adjustment of statements data for 2006 to bring them to conformity with statements indicators for year 2007.

Changes of opening balance sheet at January 1, 2007.

		At 31.12.2006	Adjustments	At 01.01.2007
I. NON-CURRENT ASSETS				
Intangible assets	110	270		270
Property, plant and equipment	120	25 342 279		25 342 279
Capital expenditures	130	759 115		759 115
Income-bearing lease investments	135	110 621		110 621
Long-term financial investments	140	2 141 709		2 142 353
investments in subsidiaries	141	1 888 459		1 888 459
investments is associates	142	6 271		6 271
investments in other companies	143	67 274		67 274
other long-term financial investments	144	179 705	644	180 349
Deferred tax assets	145	276 920	(265)	276 655
Other non-current assets	150	3 388 567		3 388 567
Total for section I	**190**	32 019 481	379	32 019 860
II. CURRENT ASSETS				
Inventories	**210**	629 098		629 098
raw materials, supplies and other similar values	211	463 508	5 731	469 239
work in progress expenses (distribution costs)	213	593		593
finished goods and goods for resale	214	47 156		47 156
goods shipped	215	330		330
prepaid expenses	216	117 511	(5 731)	111 780
other inventories and expenditure	217	-		-
VAT on acquired valuables	**220**	584 096		584 096
to be refunded in over 12 months after the reporting date	221	-	135 006	135 006
to be refunded within 12 months after the reporting date	222	-	449 090	449 090
Accounts receivable (payments are expected in over 12 months after the reporting date)	**230**	8 587		8 587
buyers and customers	231	1 286		1 286
advances paid out	232	-		-
other debtors	233	7 301		7 301
Accounts receivable (payments are expected within 12 months after the reporting date)	**240**	2 732 630	(24)	2 732 606
buyers and customers	241	1 978 204	(26)	1 978 178
advances paid out	242	136 085	1	136 086
other debtors	243	618 341	1	618 342
Short-term financial investments	**250**	9 837		9 837
Cash	**260**	222 716		222 716
Other current assets	270	496		496
Total for section II	**290**	4 187 460	(24)	4 187 436
ASSETS	**300**	36 206 941	355	36 207 296

Comparative data

(RUR thousands, unless otherwise stated)

		At 31.12.2006	Adjustments	At 01.01.2007
III. CAPITAL AND PROVISIONS				
Authorized capital	410	1 639 765		1 639 765
Capital surplus	420	3 731 945		3 731 945
Surplus	430	81 988		81 988
Treasury stock	440	-		-
Retained earnings (uncovered loss) of past years	460	10 233 857	2 454 427	12 688 284
Retained earnings (uncovered loss) of the reporting year	470	2 453 588	(2 453 588)	-
Total for section III	**490**	18 141 143	839	18 141 982
IV. LONG-TERM LIABILITIES				
Credits and loans	**510**	8 965 335		8 965 335
credits	511	320 000		320 000
loans	512	8 645 335		8 645 335
Deferred tax liabilities	515	1 019 123		1 019 123
Other long-term liabilities	520	1 221 226	(141)	1 221 085
Total for section IV	**590**	11 205 684	(141)	11 205 543
V. CURRENT LIABILITIES				
Credits and loans	**610**	1 441 018		1 441 018
credits	611	1 318 926		1 318 926
loans	612	122 092		122 092
Accounts payable,	**620**	4 381 541	(343)	4 381 198
vendors and contractors	621	3 535 440	(343)	3 535 097
advances received	622	331 553	3 007	334 560
wages payable	623	59 233		59 233
debt to government extrabudgetary funds	624	42 329		42 329
tax debt	625	133 853		133 853
other creditors	626	279 133	(3 007)	276 126
Debt to participants (founders) for income payments	630	23 802		23 802
Deferred revenue	640	235 261		235 261
Provision of costs to be incurred	650	659 609		659 609
Other current liabilities	660	118 883		118 883
Total for section V	**690**	6 860 114		6 859 771
LIABILITIES	**700**	36 206 941	355	36 207 296

Retained earnings of 2006 in the amount of 2 453 588 is transferred from line "Retained earnings (uncovered loss) of the reporting year" to line "Retained earnings (uncovered loss) of past years".

According to Regulation on accounting 3/2006 "Accounting of assets and liabilities denominated in foreign currency" opening balances of balance sheet lines were changed by the amount of conversion at 01.01.2007 of the following assets and liabilities which value is denominated in foreign currency and subject to payment in rubles:

- line 144 "Other long-term financial investments" value is increased by the amount of value change of long-term debt securities and long-term accounts receivable, acquired under contracts of assignment of right of demand - by 644.
- line 145 "Deferred tax assets" value is decreased by 265;

(RUR thousands. unless otherwise stated)

- line 240 "Accounts receivable (payments are expected within 12 months after the reporting date)" value is reduced by 24;
- line 520 "Other long-term liabilities» value is decreased by the change in value of long-term accounts payable of vendors – by 141;
- line 620 " Vendors and contractors" value is reduced by the change in value of short-term accounts payable of vendors – by 343;
- line "Retained earnings (uncovered loss) of past years" value is increased by 839. which constitutes balancing result of above mentioned adjustments.

Due to accounting treatment change the value of communications services payment cards in the amount of 5 731 is excluded from line "Prepaid expenses" and is transferred to line "Raw materials. supplies and other similar values".

The specified changes of opening balance sheet do not entail adjustments of comparative indicators of Income statement for 2006.

		Before adjustments	Adjustments	After adjustments
I. Operating revenues				
Proceeds from sales of goods, products, works, services	110	21 691 242		21 691 242
including from sales: of telecommunication services	111	20 366 969		20 366 969
Prime cost of sold goods, products, works and services	120	16 949 759	9 726	16 959 485
including: of telecom services	121	16 137 856	9 726	16 147 582
Sales profit	**150**	4 741 483	(9 726)	4 731 757
II. Other revenues and expenses				
Interest receivable	060	13 253		13 253
Interest due	070	735 967		735 967
Revenues from participation in other companies	080	47 074		47 074
Other revenues	090	900 393		900 393
Other expenses	100	1 432 031	(9 726)	1 422 305
Profit before income tax	**140**	3 534 205		3 534 205
Income tax expenses	150	1 080 617		1 080 617
deferred tax liabilities	151	307 103		307 103
deferred tax assets	152	76 002		76 002
current tax on income	153	1 003 930		1 003 930
additional payments of income tax for the previous tax (reporting) periods	154	154 414		154 414
PROFIT FOR THE REPORTING PERIOD	**190**	**2 453 588**		**2 453 588**

Due to accounting treatment change, civil defense expenses are transferred from line "Other expenses" to line "Prime cost of sold goods, products, works and services". In 2007 other expenses for 2006 were adjusted by 9 726 representing civil defense expenses, based on the requirement of statements indicators' comparability.

(RUR thousands, unless otherwise stated)

Changes in Supplement to accounting balance sheet at 01.01.2007.

		Before adjustments	Adjustments	After adjustments
Buildings	201	3 839 487	(1 347)	3 838 140
Constructions and transfer mechanisms	202	14 537 319	277	14 537 596
Machinery and equipment	203	21 014 428	22 862	21 037 290
Transport vehicles	204	485 808	(363)	485 445
Computing machinery and office appliances	205	2 325 177	(22 004)	2 303 173
Other types of property, plant and equipment	208	509 482	575	510 057
Depredation and amortization				
Buildings	221	895 705	(714)	894 991
Constructions and transfer mechanisms	222	5 334 098	(15)	5 334 083
Machinery and equipment	223	9 319 078	1 889	9 320 967
Transport vehicles	224	358 521	(118)	358 403
Computing machinery and office appliances	225	1 194 583	(1 264)	1 193 319
Other types of property, plant and equipment	226	315 017	222	315 239

The change in "Computing machinery" group in the amount of 22 004 occurred due to the fact that at servers commissioning "Computing machinery" group was indicated by mistake, as the specified servers are used for access to automatic telephone exchanges, in 2007 the adjustment was made by charging to "Machinery and equipment".

Breakdown of operating expenses (element-wise):

		Before adjustments	Adjustments	After adjustments
Material costs	601	3 758 990	433 389	4 192 379
Wage costs	602	6 114 867	6 589	6 121 456
Benefits-related deductions	603	1 459 642	1 604	1 461 246
Amortization	604	2 862 016	85	2 862 101
Other costs	605	2 754 244	(431 941)	2 322 303
Element-wise costs, total	**610**	**16 949 759**	**9 726**	**16 959 485**

(RUR thousands, unless otherwise stated)

5. Notes to essential balance sheet items

5.1. Property, plant and equipment (line 120 of balance sheet).

At January 01, 2007 the Company did not revaluate property, plant and equipment.

Change in property, plant and equipment value:

	2007	2006
Initial value at December 31, 2006	**42 759 281**	**37 533 638**
Increase in value, total	7 520 300	5 848 361
including due to:		
acquisition of new objects	456 615	548 277
construction, upgrading and reconstruction of operating capacities	7 016 378	5 266 676
other receipts	47 307	33 408
Reduction (retirement) of value, total	(599 698)	(622 718)
including due to:		
sales	(42 462)	(31 566)
write off	(544 788)	(582 296)
reconstruction (partial liquidation)	-	-
other retirement	(12 448)	(8 856)
Year end initial value	**49 679 883**	**42 759 281**
Accumulated depreciation at the year beginning	**(17 417 002)**	**(15 040 658)**
Charged depreciation for the period	(3 526 853)	(2 893 213)
Retired objects depreciation:	481 011	516 869
for realized objects	34 575	20 410
for written off objects	444 126	493 843
for other retirements of objects	2 310	2 616
Year end accumulated depreciation	**(20 462 844)**	**(17 417 002)**
Price-to-book value at the year beginning	**25 342 279**	**22 492 980**
Price-to-book value at 31.12.2007	**29 217 039**	**25 342 279**

The major portion – 95 % of the acquired property, plant and equipment is communications networks equipment, switches, transfer mechanisms, computing machinery; the major portion of constructed property, plant and equipment - 80% - is communications lines, switches and other communications networks equipment.

The initial value of property, plant and equipment for which 100% depreciation is charged (used-up property, plant and equipment) but which remain in operation at December 31, 2007, amounts to 6 727 928 (at December 31, 2006 - 5 870 063).

The initial value of property, plant and equipment in operation and classified as property, plant and equipment before ownership registration amounts to 1 226 629 (at December 31, 2006 – 924 967).

(RUR thousands, unless otherwise stated)

Property, plant and equipment obtained under leasing contracts

As of December 31, 2007 the Company concluded 134 contracts of financial rent (leasing) (rent of switches and other telecommunications equipment). The leasing periods vary from 24 to 132 months

The value of property, plant and equipment obtained under leasing contracts:

	At 31.12.2006	At 31.12.2007
Property, plant and equipment in the Company's balance:		
- initial value	3 470 998	2 953 690
- accumulated depreciation	(1 391 780)	(1 317 538)
- price-to-book (carrying) value	2 079 218	1 636 152
Property, plant and equipment in lessor's balance		
- contract value	42 855	543 275

Lease payments to be made:

Due dates	Amounts of payments, total	Including: For property, plant and equipment in the Company's balance (reflected as liabilities in lines 520 and 620 of balance sheet)	For property, plant and equipment in lessor's balance (are not reflected in liabilities structure)
Year 2008	417 328	416 751	124 523
Years 2009 - 2013	467 377	467 377	381 481
Total	**884 705**	**884 128**	**506 004**

Price-to-book value of property, plant and equipment that the Company has put in pledge as a security for liabilities and payments, amounts to 2 205 945 (at December 31, 2006 - 2 392 098).

5.2. Capital expenditures (line 130 of balance sheet)

	At 31.12.2006	At 31.12.2007
Investments in non-current assets, total:	703 427	471 164
including :		
construction, modernization and reconstruction of property, plant and equipment	678 085	452 290
investments in rented property, plant and equipment		
property, plant and equipment acquisition	25 252	18 784
others	90	90
Equipment for installation	55 688	68 858
Line 130 of balance sheet, total	**759 115**	**540 022**

(RUR thousands, unless otherwise stated)

Change in value of investments in non-current assets

	2007	2006
Investments in non-current assets at the year beginning	**703 427**	**712 250**
Increase in investments in non-current assets in the reporting period, total	**7 458 640**	**5 931 377**
including:		
new objects acquisition	452 354	561 786
construction, modernization and reconstruction of objects in operation	7 002 173	5 365 528
received on a gratis basis	4 113	1 838
other receipts	-	2 225
Retirement of investments in non-current assets in the reporting period, total	**7 690 903**	**5 940 200**
including:		
commissioned	7 475 703	5 815 208
realized	-	-
written-off	29 420	4 603
other retirement	185 780	120 389
Year end investments in non-current assets	**471 164**	**703 427**

The Company is constructing and re-constructing the objects of traditional telephony, telecommunications infrastructure objects in order to render services, it is constructing and reconstructing buildings, constructions and other real property objects, transmission lines; it is constructing, extending and upgrading communications networks for value-added services, informational technologies provision.

From the total amount year 2007 investments in property, plant and equipment construction, modernization and reconstruction, the capital investments were made to the amount of 58 472 in order to adjust the Company's networks in accordance with regulations requirements to electric communications networks construction and traffic transit, as well as to the amount of 269 000 – related to meeting commitments under concluded contracts on universal services provision, and to the amount of 497 000 – for the program of providing Internet access to RF general education institutions within the framework of national project "Education".

In 2007 the Company capitalized as construction-in-progress the interest on borrowings in the amount of 33 516 (in 2006 - 23 946) at the rates established in terms and conditions of raising credits and loans which resources were allocated for construction projects financing.

(RUR thousands, unless otherwise stated)

5.3.Contributions to authorized capitals of subsidiary, associated and other companies (lines 141, 142 and 143 of balance sheet)

Contributions to authorized capitals of subsidiary, associated and other companies:

Company's name	Core business	Value of investment	Share in authorized capital, %	Block of voting stocks, %
At 01.01.2007				
Subsidiary companies				
ZAO Nizhegorodskaya Sotovaya Svyaz	Cellular communications services	651 974	100	100
OJSC TATINCOM – T	Cellular communications services, GSM	473 936	50+1 share	50+1 share
ZAO Chuvashiya Mobile	Cellular communications services	272 566	100	100
ZAO Saratov-Mobile	Cellular communications services	242 996	100	100
ZAO Penza Mobile	Cellular communications services	117 683	100	100
ZAO Ulyanovsk-GSM	Cellular communications services	62 166	60	60
LLC Nizhegorodskyi Teleservice	Communications services	43 728	100	-
ZAO RTCOM	Communications services	10 129	100	100
others		13 281		
Subsidiary companies, total (line 141):	-	**1 888 459**	-	-
Associated companies				
ZAO Commercial Bank "C-Bank"	Banking services	5 980	42	42
ZAO Narodnyi telephone Saratov	Communications services	50	50+1 share	50+1 share
ZAO Samara-Telecom	Local telephony services	75	28	28
ZAO Chery Page	Paging communication	114	50	50
others		52		
Associated companies, total (line 142):	-	**6 271**		
Financial investments in other companies (line 143):		**67 274**		
Other long-term financial investments (line 144):		**180 349**		
Total at January 01, 2007:		**2 142 353**		
At 31.12.2007				
Subsidiary companies				
ZAO Nizhegorodskaya Sotovaya Svyaz	Cellular communications services	2 621 869	100	100
ZAO Ulyanovsk-GSM	Cellular communications services	62 166	60	60
LLC Nizhegorodskyi Teleservice	Communications services	43 728	100	-
others		10 495		
Subsidiary companies, total (line 141):	-	**2 738 258**	-	-
Associated companies				
ZAO Commercial Bank "C-Bank"	Banking services	5 980	42	42
ZAO Narodnyi telephone Saratov	Communications services	50	50+1 share	50+1 share
ZAO Samara-Telecom	Local telephony services	75	28	28
others		52		
Associated companies, total (line 142):	-	**6 157**	-	-

Financial investments in other companies (line 143):		**67 027**		
Other long-term financial investments (line144)	-	**136 688**		
Total at 31.12.2007:		**2 948 130**		

(RUR thousands, unless otherwise stated)

Change in value of financial investments in authorized capitals of subsidiary, associated and other companies, their value being adjusted to the fair market value in 2007.

	Value at 31.12.2006	Value at 31.12.2007	Change in value
Other companies:			
OJSC Savings bank	5 437	6 243	806
Total	5 437	6 243	806

Provision for depreciation of financial investments in authorized capitals of subsidiary, associated and other companies:

	Provision at 31.12.2006	Provision established in 2007	Provision spent in 2007	Provision recovered in 2007	Provision at 31.12.2007
Provision for other companies:					
- others	206	3 259	-	88	3 377
Provision, total:	**206**	**3 259**	-	**88**	**3 377**

Revenue received in the form of dividend from financial investments in authorized capitals of subsidiary, associated and other companies is reflected in item "Revenues from participation in other companies" in Income statement, in the amount of 57 678 (in 2006 - 47 074).

According to the Board of directors' resolution in April 2007 the Company acquired 3 418 835 ordinary voting shares of OJSC TATINCOM-T for 532 464, thus increasing its equity stake from 50%+1 ordinary voting shares to 100%. The shares were acquired for the purpose of the Company's GSM cellular communications business development strategy implementation and in order to extend the footprint for cellular communications services provision, as well as for the purpose of unified roaming space creation. Entries in shareholder register confirming transfer of ownership of the specified securities were made in April 2007.

In April 2007 the Company and OJSC Joint Stock Commercial Bank "Vyatka-bank" concluded a contract of sale of OJSC Joint Stock Commercial Bank "Vyatka-bank" shares belonging to the Company. The value of retired shares to the amount of 11 is classified as other expenses and is reflected in item 100 of Income statement. Revenue from the sale amounted to 50 and is reflected in item 90 of Income statement.

In April 2007 the Company and OJSC Joint Stock Commercial Bank "Vyatka-bank" concluded a contract of sale of the Company's share in LLC VYATKASVYAZSERVICE authorized capital. The value of retired share to the amount of 18, as well as the Company's additional expenses for the sale to the amount of 134, are classified as other expenses and are reflected in item 100 of Income statement. Revenue from the sale amounted to 15 and is reflected in item 90 of Income statement.

In August 2007 the Company and LLC EDN Sovintel concluded a contract of sale of ZAO TeleRoss-Samara shares belonging to the Company. The value of retired shares to the amount of 235 as well as the Company's additional expenses for the shares sale to the amount of 75 are classified as other expenses and are reflected in item 100 of Income statement. Revenue from the sale amounted to 1 228 and is reflected in item 90 of Income statement.

In January 2007 the Company wrote off as losses the investments in ZAO Chery Page in the amount of 114 due to its liquidation.

(RUR thousands, unless otherwise stated)

In September 2007 the Company wrote off as losses the investments in ZAO Digital telecommunications in the amount of 2 768 due to its liquidation.

In September 2007 the Company wrote off as losses the investments in ZAO Ericsson Svyaz in the amount of 11 and in Mariy-El Joint Stock Commercial Bank "MarPrombank" in the amount of 60 due to their exclusion from the Uniform state register of legal entities.

In November 2007 the Company wrote off as losses the investments in OJSC Zamok Sheremetieva in the amount of 16 due to its liquidation and exclusion from the Uniform state register of legal entities. According to the resolution of extraordinary general meetings of shareholders of OJSC TATINCOM-T, ZAO RTCOM, ZAO Saratov-Mobile, ZAO Chuvashia Mobile and ZAO Penza Mobile in September 2007, the decision was made on their reorganization in the form of affiliation to ZAO Nizhegorodskaya Sotovaya Svyaz, affiliation contracts and deeds of conveyance between ZAO NSS and 5 aforecited enterprises were approved.

OJSC VolgaTelecom mobile subsidiaries: OJSC TATINCOM-T, ZAO RTCOM, ZAO Saratov-Mobile, ZAO Chuvashiya Mobile and ZAO Penza Mobile were excluded from the Uniform state register of legal entities on December 01, 2007. According ZAO Nizhegorodskaya Sotovaya Svyaz Board of directors' decision ZAO NSS branches were established on the basis of the above-mentioned companies, these branches operate in the territory of Republic of Mordovia, Nizhny Novgorod oblast, Penza oblast, Saratov oblast, Republic of Tatarstan and Chuvash Republic. Thus since December 01, 2007 a new mobile communications company of the Volga Federal district has started to operate.

Due to cellular communications business restructuring the authorized capital of ZAO Nizhegorodskaya Sotovaya Svyaz was increased to 35 096 by means of ZAO Nizhegorodskaya Sotovaya Svyaz additional shares placement in the amount of 62 263 shares within the authorized shares limit for the purpose of shares conversion of companies being affiliated: Closed Joint Stock Company RTCOM, Closed Joint Stock Company Penza Mobile, Closed Joint Stock Company Chuvashia Mobile, Closed Joint Stock Company Saratov-Mobile and Open Joint Stock Company TATINCOM-T into shares of ZAO Nizhegorodskaya Sotovaya Svyaz.

5.4. Other long-term and short-term financial investments (lines 144 and 250 of balance sheet)

Other long-term financial investments of the Company comprise (line 144):

Company	Type of financial investments	Value at the reporting date	Annual interest rate	Date of repayment
At 01.01.2007				
OJSC Alpha-bank	bills of exchange	1 889	-	November 2009
ZAO Penza Mobile	Accounts receivable acquired through assignment of right of demand	6 022	3,6	2003-2008
ZAO Saratov-Mobile	Accounts receivable acquired through assignment of right of demand	117 972	0,3	2004-2009
ZAO Chuvashia Mobile	Accounts receivable acquired through assignment of right of demand	53 466	4,9	2003-2008
others	loan	1 000	-	November 2008
Line 144 of balance sheet, total		**180 349**	-	-
At 31.12.2007				
OJSC Alpha-bank	bills of exchange	1 889	-	November

				2009
ZAO Nizhegorodskaya Sotovaya Svyaz	Accounts receivable acquired through assignment of right of demand	134 799	5-9	20.12.2011
Line 144 of balance sheet, total		**136 688**	-	-

(RUR thousands, unless otherwise stated)

Other short-term financial investments of the Company comprise (line 250):

Company	Type of financial investments	Value at the reporting date	Annual interest rate	Date of repayment
At 31.12.2006				
OJSC RF Savings Bank	shares	5 437	-	-
OJSC Nizhegorodskyi radiotelephone	loan	2 925	13%	20.06.2004
ZAO Ataka visokikh tekhnologiy	loan	475	-	20.12.2006
others	loan	1 000	-	November 2008
Line 250 of balance sheet, total		**9 837**		
At 31.12.2007				
OJSC RF Savings Bank	shares	6 243	-	-
OJSC Nizhegorodskyi radiotelephone	loan	-	13%	20.06.2004
ZAO Ataka visokikh tekhnologiy	loan	-	-	20.12.2006
others	loan	1 000	-	November 2008
Line 250 of balance sheet, total		**7 243**		

Loans granted

In December 2006 the Company acquired debt of subsidiary companies: ZAO Saratov-Mobile, ZAO Penza Mobile, ZAO Chuvashia Mobile from "Vostok Mobile Volga" company for 139 774. Due to ZAO Nizhegorodskaya Sotovaya Svyaz reorganization in the form of affiliation to it of ZAO Saratov-Mobile, ZAO Penza Mobile, ZAO Chuvashia Mobile the accounts receivable are reflected in item 144 "Other long-term financial investments" for ZAO Nizhegorodskaya Sotovaya Svyaz and amount to 134 799.

Change in valuation of financial investments which value was adjusted to the fair market value in 2007:

Company	Type of financial investments	Value at 31.12.2006	Value at 31.12.2007	Change in valuation
OJSC RF Savings Bank	shares	5 437	6 243	806

Provision of depreciation of long-term and short-term financial investments:

	Provision at 31.12.2006	Established provision	Provision spent	Provision recovered	Provision at 31.12.2007
Mariy-El Joint Stock Commercial Bank "MarPrombank" shares	60	-	-	60	-
ZAO Orencard	50	-	-	-	50
LLC Samara payphone	10	-	-	-	10
ZAO Zamok Sheremetieva	17	-	-	17	-
ZAO Ericsson svyaz	11	-	-	11	-
LLC EKAD	58	-	-	-	58
ZAO Ataka visokikh tekhnologiy	-	334	-	-	334
Loan granted to OJSC Nizhegorodskyi radiotelephone		2 925	-	-	2 925
Provision, total:	**206**	**3 259**	-	**88**	**3 377**

(RUR thousands, unless otherwise stated)

- Expenses for establishment of provision of long-term and short-term financial investments depreciation are reflected in item 100 "Other expenses". The amount of recovered provision for retired financial investments is classified as the decrease in expenses reflected in item 100 "Other expenses" (in 2006 – 10).

5.5. Deferred tax assets (line 145 of balance sheet)

Flow of deferred tax assets in 2007:

	2007	2006
Balance at the year beginning, total line 145 of balance sheet	276 655	200 918
Created in the reporting period for deducted temporary differences	462 949	553 713
Repaid to reduce tax payments	(506 093)	(477 976)
Written off at retirement of objects for which they were created	-	-
Balance at the year end, total line 145 of balance sheet	**233 511**	**276 655**

5.6. Other non-current assets (line 150 of balance sheet)

	At 31.12.2006	At 31.12.2007
Prepaid expenses for software products acquisition	2 677 124	3 230 737
Advances paid on account of non-current assets acquisition and creation settlements	711 443	494 757
Line 150 of balance sheet, total	**3 388 567**	**3 725 495**

Oracle E-Business Suite software

The Company's expenses for purchase and roll-out of Oracle E-Business Suite software (hereinafter OEBS) which acquisition was approved by the Company's Board of directors in 2003, are reflected as prepaid expenses for software products acquisition:

	2007	2006
Oracle E-Business licenses and expenses for roll-out:		
- at the year beginning	974 974	909 597
- roll-out expenses incurred	339 248	158 660
- written off as operating expenses	(87 271)	(93 283)
- written off as other expenses	(20 896)	-
- at the year end	1 206 055	974 974

In 2007 the Company exploits OEBS as related to arrangement of organizational and personnel records, and of non-current assets accounting.

OEBS complete roll-out is scheduled for years 2008 and 2009.

Since January 2006 the Company charges off OEBS software acquisition and roll-out expenses forming prepaid expenses to current expenses.

The write-off will be carried out to the structure of operating expenses during useful service, established within the limits of 10 years.

Amdocs Billing Suite software

The Company's expenses for obtaining licenses for Amdocs Billing Suite software to the amount of 644 632 and expenses for the specified software product roll-out to the amount of 478 051, are reflected as prepaid expenses for software products acquisition and roll-out. At the year beginning the specified expenses amounted to 644 632 and 431 464 respectively.

(RUR thousands, unless otherwise stated)

Amdocs Billing Suite software purchase was approved by the Company's Board of directors in 2004. Unified computerized settlements system roll-out on the basis of Amdocs Billing Suite platform is scheduled for year 2010.

The expenses for Amdocs Billing Suite software acquisition and roll-out will be charged off to operating expenses after software operation start, proportionally to the implemented modules value throughout the modules' useful service established within the limits of 10 years.

HP OpenView IUM Hewlett-Packard software

The Company's expenses for HP OpenView IUM Hewlett-Packard software purchase for the purpose of data collection and processing system roll-out are reflected as prepaid expenses for software products and data bases acquisition and roll-out:

	At 31.12.2006	At 31.12.2007
Value of HP OpenView IUM Hewlett-Packard licenses	352 478	352 478
Roll-out expenses	28 432	43 504
Total:	**380 910**	**395 982**

The software is delivered by ZAO ISG.

The Company transferred its own promissory notes to the number of 10 pieces to the amount of 464 436 as a security for settlements. The notes payment is made during the period from 2007 till 2009. The debt on notes at the end of 2007 amounted to 336 906.

The Company plans to roll-out the specified software product in full in the third quarter of 2008.

5.7. Inventories (line 211 of balance sheet)

The value of raw materials, supplies and other similar values with the deduction of provision for reduction in value of tangible assets (line 211 of balance sheet)

	At 01.01.2007	At 31.12.2007
Cable	141 716	117 799
Spare parts	59 960	45 702
Construction materials	30 455	53 084
Inventory and economic accessories	25 578	20 694
Fuel	6 908	5 194
Supplies transferred for processing to a third party	13 450	4 863
Others	191 172	164 001
including:		
- expendable materials for cable-line facilities	68 204	55 425
- communications expendable and completion materials	60 875	50 400
- household goods	13 885	9 467
- stationery	16 228	16 063
- expendable and completion materials for office appliances	8 929	8 280
- precious metals	6 169	9 054
- recyclable waste	1 750	1 430
- communications services payment cards	5 295	3 536
- others	9 837	10 346
Line 211 of balance sheet, total	**469 239**	**411 337**

(RUR thousands, unless otherwise stated)

- Total amount of provision for reduction in value of tangible assets at December 31. 2007 is 3 114. including for cable– 540, for other supplies– 794.

Changes in provision for reduction in value of tangible assets in 2007:

	Provision at 01.01.2007	Provision established	Provision recovered	Provision at 31.12.2007
Provision, total	-	3 114	-	3 114

5.8. Long-term accounts receivable of buyers and customers (line 231 of balance sheet)

	At 31.12.2006	At 31.12.2007
Settlements with buyers under non-core operations	1 223	296
Settlements with buyers on realized assets	63	27
Line 231 of balance sheet, total	**1 286**	**323**

5.9. Short-term accounts receivable of buyers and customers (line 241 of balance sheet)

	Receivables, total	Provision for doubtful debts	Receivables, less the provision for doubtful debts
At 01.01.2007			
Settlements with buyers on core operations:			
with natural persons	868 295	108 376	759 919
with state-financed organizations	113 762	12 919	100 843
with profit-making organizations	386 223	82 134	304 089
with telecom operators	831 793	95 072	736 721
with social protection bodies - settlements related to granting privileges to some categories of subscribers	476 036	476 036	-
Settlements with buyers on non-core operations	86 766	21 328	65 438
Settlements with buyers on realized assets	11 715	547	11 168
Total of line 241 of balance sheet at 01.01.2007	**2 774 590**	**796 412**	**1 978 178**
At 31.12.2007			
Settlements with buyers on core operations:			
with natural persons	1 133 170	200 680	932 490
with state-financed organizations	125 389	7 936	117 453
with profit-making organization	500 749	118 618	382 131
with telecom operators	706 635	164 944	541 691
with social protection bodies - settlements related to granting privileges to some categories of subscribers	55 146	55 143	3
Settlements with buyers on non-core operations	89 503	31 458	58 045
Settlements with buyers on realized assets	6 827	705	6 122
Total of line 241 of balance sheet at 31.12.2007	**2 617 419**	**579 484**	**2 037 935**

- Increase in accounts receivable at December 31, 2007 compared to January 01, 2007 is connected with growth in the Company's monthly revenues.

- Decrease in the provisions for doubtful debts is connected with debt repayment of social protection bodies with respect to settlements on granting privileges to some categories of subscribers.

(RUR thousands, unless otherwise stated)

Social protection bodies' debt on settlements related to granting privileges to some categories of subscribers amounts to 2 % of the total sum of accounts receivable of buyers (17,2 % at January 01, 2007). The specified accounts receivable occurred in the period before January 2005; in January 2005 article 47 of Federal law No 126-ФЗ of 07.07.2003 "On communications" came into effect thus changing the procedure of granting privileges to natural persons at services provision to them by communications companies. Prior to January 2005 communications services users having right to privileges, paid 50% of these services price themselves, and the remaining 50% were to be reimbursed from the federal budget.

In 2007 Company recovered 321 977 from the federal budget as repayment of the specified debt.

In 2008 the Company is planning to continue to recover debt from social protection bodies while receiving enforcement orders and their sending to RF Ministry of Finance. In December 2007 the Company assessed the probability of repayment of accounts receivable on settlements connected with granting privileges to some categories of subscribers, and taking into account possible debt repayment by judicial means, accrued provision for doubtful debts in the amount of 55 143.

Changes in provision for doubtful debts for accounts receivable of buyers and customers in 2007:

	Provision at 01.01.2007	**Provision established**	**Provision spent**	**Provision recovered**	**Provision at 31.12.2007**
Provision, total	796 412	338 230	82 897	472 261	579 484

5.10. Other accounts receivable the payments on which are expected within 12 months after the reporting date (line 243 of balance sheet)

	At 01.01.2007	At 31.12.2007
Taxes and dues settlements	460 840	191 930
Settlements for social insurance and security	12 512	11 837
Settlements with personnel for remuneration of labor	151	230
Settlements with accountable persons	1 967	2 466
Settlements with personnel for other operations	5 468	3 205
Settlements with trustees (commission agents, agents)	60 539	59 626
Property and personal insurance settlements	18	1 005
Claims settlements	6 169	10 927
Due revenues settlements	5 875	2 042
Other settlements	87 302	344 039
including:		
- settlements on compensation for losses from universal services provision	-	269 266
- settlements on reimbursement of expenses for public utility and energy services	19 893	15 483
- settlements with non-government pension fund	16 345	-
- settlements on inadequacies and losses from values deterioration	15 946	21 133
- own litigation expenses compensated by other party according to court judgment	2 274	2 778
- settlements with trustors	910	2 937
- others	31 934	32 442
Total other debtors, ignoring the provision	**640 841**	**627 307**
Provision, total	**(22 498)**	**(35 268)**
Line 243 of balance sheet, total	**618 342**	**592 039**

Other accounts receivable are shown less the provision for doubtful debts.

- Changes in doubtful debts provision for other accounts receivable:

	Provision at 01.01.2007	Provision established	Provision spent	Provision recovered	Provision at 31.12.2007
Provision, total	22 498	20 300	3 683	3 847	35 268

5.11. Authorized capital (line 410 of balance sheet)

Authorized capital amounts to 1 639 765 and consists of ordinary and preferred A type shares with face value of RUR 5 each:

Type of shares	Number of shares outstanding (thousands of shares)	Total face value
Ordinary	245 970	1 229 848
Preferred	81 983	409 917
Line 410 of balance sheet, total	**327 953**	**1 639 765**

Stockholders	Equity stake in authorized capital %	Ordinary shares		Preferred shares	
		Number (thousand shares)	%	Number (thousand shares)	%
Legal entities, total:	92,1	237 258	96,5	64 724	79,0
- OJSC Svyazinvest	38,0	124 634	50,7	-	-
- entities possessing more than 5 % of authorized capital	46,5	92 653	37,7	59 821	73,0
including:					
ING Bank (Eurasia)ZAO	22,1	43 709	17,8	28 583	34,9
ZAO Depositary-clearing company	15,5	28 763	11,7	22 107	27,0
Non-profit partnership National depositary center	8,9	20 181	8,2	9 131	11,1
- other entities	7,6	19 971	8,1	4 903	6,0
Natural persons, total	7,9	8 712	3,5	17 259	21,0
Total	**100**	**245 970**	**100**	**81 983**	**100**

At December 31, 2007 the Company's authorized capital is completely paid.

Preferred shares do not grant the right to vote, except for the cases stipulated in the Company's Articles of association and by the Russian Federation applicable law. Total dividend on each preferred A type share is established in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares making 25% of the Company's authorized capital. Besides, if the dividend paid by the Company on each ordinary share in a certain year exceeds the dividend to be paid on each preferred A type share, the preferred dividend should be increased up to the size of dividend paid on ordinary shares.

Dividend is paid from the Company's profit after tax (net profit of the Company).

(RUR thousands, unless otherwise stated)

In October 1997 the deposit agreement was concluded by and between the Company and Bank of New York, this agreement stipulated ordinary stock depositing for the purpose of American depositary receipts (ADR) issue. In April 2002 the agreement was revised as related to replacing Bank of New York by JPMorgan Chase bank as depositary bank. Each depositary receipt corresponds to two ordinary shares of the Company.

According to order No 04-1232/пз-н of 15.12.2004 of Russia' Federal Financial Markets Service the permission was obtained for the Company's ordinary shares circulation outside the Russian Federation in the form of ADR to the number of 65 673 880 pieces.

At December 31, 2007, 14 481 559 ADR are issued (at January 01, 2007 – 18 893 631 ADRs) and 28 963 118 ordinary shares are deposited (at January 01, 2007 – 37 787 262) which represented 11,8% (at January 01, 2007- 15,4%) of the total number of issued ordinary shares.

Changes in registered ADRs for 2006-2007:

	ADRs (number)	Equivalent in ordinary shares, number	Ordinary shares, %	Authorized capital, %
01.01.2006	**22 194 858**	**44 389 716**	**18,1%**	**13,5%**
year 2006 decrease	(3 301 227)	(6 602 454)		
01.01.2007	**18 893 631**	**37 787 262**	**15,4%**	**11,5%**
year 2007 decrease	(4 412 072)	(8 824 144)		
31.12.2007	**14 481 559**	**28 963 118**	**11,8%**	**8,8%**

At present ADRs are traded at the following stock exchanges:

Stock exchange	CUSIP (WKN)	ADR ticker	ISIN
USA over-the-counter market (OTC USA)	928660109	VLGAY	-
Frankfurt Stock Exchange (FSE)	910415	NZH	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH	US9286601094

5.12. Dividend

In 2007 it was declared in accordance with General shareholders meeting resolution to pay dividend for the year ended December 31, 2006 in the amount of RUR 1,5776 per ordinary share and RUR 2,9928 per preferred share.

(RUR thousands, unless otherwise stated)

- Dividend due was:

Shares	Number of shares (pieces)	Dividend per share (RUR)	Total dividend (RUR)
For 2006			
Preferred shares	81 983 404	2.7583	226 134 823
Ordinary shares	245 969 590	1.4744	362 657 563
Total	**327 952 994**		**588 792 386**
For 2007			
Preferred shares	81 983 404	2.9928	245 359 931
Ordinary shares	245 969 590	1.5776	388 041 625
Total	**327 952 994**		**633 401 556**

In the accompanying financial statements the reduction of retained earning by dividend amount for 2006 is reflected. Dividend for 2007 is proposed by the Board of directors for approval at shareholders' annual general meeting and is not reflected in financial statements. It will be classified as the use of retained earnings during the year ending December 31, 2008 after its approval at the annual general meeting of the Company's shareholders.

5.13. Credits and loans (lines 510 и 610 of balance sheet)

	Long-term (lines 511 and 512 of balance sheet)		Short-term (lines 611 and 612 of balance sheet)	
	31.12.2006	31.12.2007	31.12.2006	31.12.2007
Credits, total (lines 511 and 611 of balance sheet):	**320 000**	**2 300 000**	**1 318 926**	**2 411 887**
including:				
RF Savings Bank		800 000	600 111	1 332 594
Gazprombank Joint-Stock bank ZAO	-	-	440 349	-
ZAO UniCreditBank	320 000	-	278 466	1 078 985
OJSC Vneshtorgbank	-	1 500 000		308
Loans total (reflected in lines 512 и 612 of balance sheet):	**287 237**	**202 550**	**67 458**	**89 441**
including:				
Vnesheconombank	132 965	103 278	33 238	34 441
Department of Finance of Penza oblast		-	2 220	-
Fund Sozidanie	154 272	99 272	32 000	55 000
Bonded loans (reflected in items 512 and 612 of balance sheet)	**8 358 098**	**4 898 735**	**54 634**	**3 513 322**
Lines 510 and 610 of balance sheet, total	**8 965 335**	**7 401 285**	**1 441 018**	**6 014 650**

(RUR thousands, unless otherwise stated)

Key borrowers

Name	Long-term debt 31.1 2.2006	 31.1 2.2007	Short-term debt 31.12. 2006	 31.12. 2007	% % rate
Credits of banks					
- OJSC Vneshtorgbank (credit debt– 1 500 000, period of repayment – years 2009-2012)	-	1 5 00 000	-	308	7 .5
- OJSC JSCB Savings bank (credit debt – 2 130 000, period of repayment – years 2008-2009, security – 1 459 203)	-	800 000	-	1 33 2 594	7 .4-7.9
- ZAO UniCreditBank (credit debt – 1 077 500, period of repayment - 2008, security– 920 001)	320 000	-	278 466	1 07 8 985	7 .5-7.7
Other loans					
Vnesheconombank (loan debt – 3 832 640 Euro), period of repayment – years 2009-2011, security – 388 559)	132 965	103 278	33 238	34 441	2
Republican fund Sozidanie	154 272	99 272	32 000	55 000	-

The Company's expenses related to raising and using loans and credits are charged to:

	2007	2006
Other expenses (line 100 of Income statement)	831 375	735 967
Investment assets value (line 130 "Capital expenditures" of balance sheet)	33 516	23 946
Total:	**864 891**	**759 913**

Short-term debt (lines 611 and 612 of balance sheet)

Borrowings from the Russian Federation Ministry of Finance

In 1995-1996 the Russian Federation Ministry of Finance granted long-term financing to the Company for the purpose of buying telecommunication equipment from various foreign suppliers.

In December 2006 the Company concluded amicable agreement with the Russian Federation Ministry of Finance, the terms and conditions of the agreement stipulated debt settlement by means of its restructuring with simultaneous writing-off of the debt in the amount of penalty interest charged due to untimely fulfillment of monetary obligations. The restructured debt settlement (payment) will be carried out annually by equal shares till January 01, 2012.

At December 31, 2007 the total amount of restructured debt to the Russian Federation Ministry of Finance is 137 719 (Euro 3 832 640), including short-term part of the loan 34 426 (Euro 958 055). Interest on restructured debt is charged in the amount of 2% annually and is subject to payment annually, not later than December 31of the relevant year.

In order to secure liabilities under amicable agreement the Company concluded the contract of pledge of property with the Russian Federation Ministry of Finance for the total collateral value 388 559.

(RUR thousands, unless otherwise stated).

Credits (line 611 of balance-sheet)

Savings bank
Short- term debt to Savings bank is presented mainly by ruble credits raised in 2007. The date of repayment is 2008. The credit rate amounts to 7,4-7,9% annually. At December 31, 2007 the debt amounted to 1 332 594. The security for the specified credits is property, plant and equipment to the amount of 643 803.

UniCreditBank
Short-term debt to UniCreditBank is presented by ruble credits raised in 2006-2007. The dates of credit repayment are 2008. The credit rate amounts to 7.5-7.7% annually. At 31.12.2007 the debt was 1 078 985.The security for the specified credits is property, plant and equipment to the amount of 920 001.

Long-term debt (lines 511 and 512 of balance sheet)

Loans (line 512 of balance sheet)

Bonded loans

On November 22, 2005 OJSC VolgaTelecom Board of directors made the decision on the approval of the start date of placing inconvertible interest bearing certified bearer bonds of BT-2 and BT-3 series with obligatory centralized storage – December 6, 2005. The issues of OJSC VolgaTelecom inconvertible interest bearing certified bearer bonds with obligatory centralized storage of series BT-2 and BT-3 are registered on November 10, 2005 by the resolution of Federal Financial Markets Service of Russia. The state registration number of the issue of bonds of BT-2 series is 4-44-00137-A; of BT-3 series is 4-45-00137-A.

The bonded loans were placed on December 6, 2005 at stock exchange MICEX by means of public offering. The bonds maturity is 5 years.

Issues identification features:

BT-2 series. Inconvertible interest bearing certified bearer bonds with obligatory central storage of BT-2 series to the number of 3 000 000 (Three million) pieces, the face value of each bond is RUR 1000 (One thousand). The total amount of the issue is RUR three billion. The 1-st coupon of BT-2 series loan is defined in the amount of 8,20% annually. Effective yield to maturity – 8,37% annually.

Bonds are repaid in stages by installments the following periods:

- on the 1092-nd day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value;
- on the 1274-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value;
- on the 1456-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value;
- on the 1638-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value;
- on the 1820-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value.

(RUR thousands, unless otherwise stated)

BT-3 series. Inconvertible interest bearing certified bearer bonds with obligatory central storage of BT-3 series to the number of 2 300 000 (Two million three hundred thousand) pieces, the face value of each bond is RUR 1000 (One thousand). The total amount of the issue is RUR two billion three hundred million. The 1-st coupon of BT-3 series loan is defined in the amount of 8,50% annually. Effective yield to maturity – 8,68 % annually.

Bonds are repaid in stages by installments the following periods:

- on the 1092-nd day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value;
- on the 1274-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value;
- on the 1456-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value;
- on the 1638-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value;
- on the 1820-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue face value.

Bonds of BT-2 series provide for the offer which allows the bonds holders to present them to the Company on December 04, 2008.

On June 06, 2006 the Company met the obligation on the first coupon payment on BT-2 and BT-3 series bonds. Total amount of coupon payment on BT-2 bonds was 122 670. The amount of coupon payment charged per a bond – RUR 40,89. Total amount of coupon payment on BT-3 bonds was 97 474. The amount of coupon payment charged per a bond – RUR 42,38. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue.

On December 05, 2006 the Company met the obligation on the second coupon payment on BT-2 and BT-3 series bonds. Total amount of coupon payment on BT-2 bonds was 122 670. The amount of coupon payment charged per a bond – RUR 40,89. Total amount of coupon payment on BT-3 bonds was 97 474. The amount of coupon payment charged per a bond – RUR 42,38. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue.

On June 05, 2007 the Company met the obligation on the third coupon payment on BT-2 and BT-3 series bonds. Total amount of coupon payment on BT-2 bonds was 368 010. The amount of coupon payment charged per a bond – RUR 40,89. Total amount of coupon payment on BT-3 bonds was 292 422. The amount of coupon payment charged per a bond – RUR 42,38. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue.

On December 4, 2007 the Company met the obligation on the forth coupon payment on BT-2 and BT-3 series bonds. Total amount of coupon payment on BT-2 bonds was 490 680. The amount of coupon payment charged per a bond – RUR 40,89. Total amount of coupon payment on BT-3 bonds was 389 896. The amount of coupon payment charged per a bond – RUR 42,38. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue.

(RUR thousands, unless otherwise stated)

On September 12, 2006 the Company placed 3 000 000 (Three million) inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (state registration number 4-46-00137-A of 06.06.2006), the face value of each bond is RUR 1000 (One thousand). State registration of the report on the securities issue results was carried out by Russia's FFMS on October 19, 2006.

The bonds have 28 (twenty eight) coupons. The first coupon payment is made on the 91-st (ninety first) day since the date of the bond offering beginning, other coupon payments are made in every 91 day. The coupon is defined in the amount of 7,99 % per year. The first 20% of the face value of the issue bonds are subject to repayment on the 1820-th day since the date of the bond offering start: the second 20% of the face value of the issue bonds are subject to repayment on the 2002-nd day since the date of the bond offering start: the third 20% of the face value of the issue bonds are subject to repayment on the 2184-th day since the date of the bond offering start; the fourth 20% of the face value of the issue bonds are subject to repayment on the 2366-th day since the date of the bond offering start, the fifth 20% of the face value of the issue bonds are subject to repayment on the 2548-th day since the date of the bond offering start.

The funds received from the issue of BT-4 series bonds will be allocated for the following purposes:

Intended use	Amount, RUR
Credit portfolio restructuring for the purpose of its replacing by cheaper means of bonded loan	2 355 150 000
Investment activity expenses according to investment plan of 2006	330 531 549
Long-term financial investments (purchase of shares of ZAO Penza Mobile, Chuvashiya Mobile, Saratov Mobile)	313 748 451
Fee for BT-4 series bonded loan	570 000

Issued bonds of BT-4 series provide the offer which allows the bonds holders to present them to the Company on September 10, 2009.

On December 12, 2006 the Company met the obligation on the first coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue.

On March 13, 2007 the Company met the obligation on the second coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue.

On June 13, 2007 the Company met the obligation on the third coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue.

On September 11, 2007 the Company met the obligation on the forth coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue.

On December 11, 2007 the Company met the obligation on the fifth coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term, stipulated by the Decision on the issue and the Prospectus for bond issue. The total coupon payment on BT-4 series bonds was made in the amount of 298 800.

(RUR thousands, unless otherwise stated)

Credits (line 511 of balance sheet)

Savings Bank
Long-term debt to Savings bank under credits is represented mainly by ruble credits raised in 2007. The repayment date is 2009. Credit rate is 7,4-7,7% annually. At December 31, 2007 the debt was 800 000. The security for these credits are property, plant and equipment to the amount of 815 401.

Vneshtorgbank
Long-term debt to Vneshtorgbank under credits is represented mainly by ruble credits raised in 2007. The repayment date of credits is 2012. Credit rate is 7.5 % annually. At December 31, 2007 the debt was 1 500 000. The security is not provided for these credits.

The schedule of long-term credits and loans repayment at December 31, 2007:

	Credits, total line 511 of balance sheet	Bonded loans	Other loans	Line 510 of balance sheet, total
In 2009	800 000	3 955 810	90 546	4 846 356
In 2010	-	920 000	67 546	987 546
In 2011	-	22 925	44 458	67 383
In 2012	1 500 000	-	-	1 500 000
After 2012	-	-	-	-
Total	**2 300 000**	**4 898 735**	**202 550**	**7 401 285**

5.14. Deferred tax liabilities (line 515 of balance sheet)

Flow of deferred tax liabilities in 2007:

	2007	2006
Balance at the year beginning, line 515 of balance sheet, total	**1 019 123**	**712 558**
Generated in the reporting period for deductible temporary differences	442 164	349 845
Repaid to decrease tax payments	(50 528)	(42 741)
Written off at the retirement of objects for which they have been generated	(1 481)	(539)
Balance at the year end, line 515 of balance sheet, total	**1 409 278**	**1 019 123**

5.15. Other long-term liabilities (line 520 of balance sheet)

	At 01.01.2007	At 31.12. 2007
Accounts payable on lease payments	884 179	467 377
Settlements with vendors and contractors	336 906	151 449
Line 520 of balance sheet, total	**1 221 085**	**618 826**

Compared to the previous year the long-term accounts payable decreased by 602 259, what is mainly connected with debt repayment under lease contracts.

(RUR thousands, unless otherwise stated)

5.16. Accounts payable (lines 621, 622, 625 and 626 balance-sheet)

Settlements with vendors and contractors (line 621 of balance sheet):

	At 01.01.2007	At 31.12.2007
Settlements on current lease payments	1 461 437	416 751
Settlements with vendors and contractors on property, plant and equipment acquisition and construction	1 172 734	1 141 847
Settlements with vendors and contractors on software products acquisition	193 321	284 838
Settlements with communication services providers :	419 721	285 661
Operating performance settlements with vendors and contractors	287 884	401 144
Total line 621 of balance sheet	**3 535 097**	**2 530 241**

Settlements of received advances (line 622 of balance sheet):

	At 01.01.2007	At 31.12.2007
Settlements of advances received on core business:	325 564	381 129
- advances of natural persons	105 874	135 421
- advances of state-financed organizations	52 780	62 960
- advances of profit-making organizations	118 755	106 433
- advances of communication services providers	10 561	28 687
- advances of communications services payment cards sale	37 594	47 628
Settlements of advances received on non-core operations and realized assets	8 996	21 002
Total line 622 of balance sheet	**334 560**	**402 131**

Budget settlements on taxes and dues (line 625 of balance sheet):

	At 31.21.2006	At 31.12.2007
Property tax settlements	117 547	144 287
Natural persons income tax settlements	10 322	21 756
Settlements on other taxes	5 931	6 831
Income tax settlements	53	8 548
VAT settlements	-	2
Total line 625 of balance sheet	**133 853**	**181 424**

The increase in liabilities to the budget as regards property tax is related to the increase in property, plant and equipment commissioning.

In 2007 there were no Company's liabilities as regards taxes and dues repaid by non-monetary means.

There is no overdue debt on taxes and dues at the date of the statements signing.

(RUR thousands, unless otherwise stated)

- **Other accounts payable** (line 626 of balance sheet):

	At 01.01.2007	At 31.12.2007
Universal servicing reserve settlements	44 688	61 572
Settlements with trustors (consigners, principals)	77 552	318 698
Settlements with accountable persons	296	427
Settlements with personnel under other operations	733	1 020
Settlements with different creditors:	152 857	79 949
- Settlements on deposit money	4 732	8 064
- Deferred value-added tax settlements	98 668	25 205
- Property and personal insurance settlements	6 125	227
- Claims settlement	368	54
- Other settlements	42 964	46 399
Total line 626 of balance sheet	**276 126**	**461 666**

Compared to 2006 accounts payable grew by 185 540, which is mainly connected with increase in settlements with trustors (consigners, principals).

5.17. Deferred revenues (line 640 of balance sheet)

	At 31.12.2006	At 31.12.2007
Budgetary funds of target financing, total	294	283
Including:		
- preparedness activity and maintenance of mobilization designation reserve	11	-
- budgetary funds in the form of money for other purposes	283	283
Target financing funds (except for budgetary funds)		
Deferred revenues, total	234 967	220 950
including:		
- uncompensated receipts	108 893	121 238
- other deferred revenues	126 074	99 712
including:		
- target financing funds	81 038	52 780
- others	45 036	46 932
Total line 640 of balance sheet	**235 261**	**221 233**

5.18. Costs to be incurred provision (line 650 of balance sheet)

	At 31.12.2006	Charged	Spent	Charged off to other revenues	At 31.12.2007
Provision for coming vacation pay	225 782	605 407	587 159	1 841	242 189
Provision for remuneration payment based on year results	143 561	210 174	137 743	12 880	203 112
Other provisions	290 266	1 144 456	1 261 407	6 893	166 422
- provision for special bonus payment	142 214	197 290	314 570	723	24 211
- provision for payment of monthly bonus	95 316	753 517	754 488	3 100	91 245
- provision for quarterly bonus payment	39 700	147 982	138 958	2 444	46 280
- other provisions	13 036	45 667	53 391	626	4 686
Total line 650 of balance sheet	**659 609**	**1 960 037**	**1 986 309**	**21 614**	**611 723**

(RUR thousands, unless otherwise stated)

The Company's expenses to the amount of established provisions of costs to be incurred are charged to:

	2007	2006
- operating expenses	1 892 337	2 167 701
- other expenses	25 959	34 694
- investments assets value	41 741	30 221
Total:	**1 960 037**	**2 232 616**

5.19. Other current liabilities (line 660 of balance sheet)

	At 31.12.2006	Charged	Spent	Charged off to other revenues	At 31.12.2007
Provision for contingent liabilities relative to staff reduction	17 570	9 484	11 133	4 900	11 021
Other provisions	101 313	2 036	61 906	39 407	2 036
- provisions for settlements with operators	63 371	527	24 364	39 007	527
- other provisions	37 942	1 509	37 542	400	1 509
Total line 660 of balance sheet	**118 883**	**11 520**	**73 039**	**44 307**	**13 057**

The Company's expenses to the amount of established provisions for contingent liabilities are charged to:

	2007	2006
- operating expenses	10 005	79 872
- other expenses	1 515	37 923
Total:	**11 520**	**117 795**

Provision for contingent liabilities relative to staff reduction

In December 2006 the Company established provision for contingent liabilities on compensation payment to the employees notified of forthcoming redundancy at December 31, 2006. The amount of provision was 17 570. In 2007 the Company recognized liabilities earlier recognized as contingent, with respect to employees dismissed in 2007, to the amount of 11 133. In December 2007 the Company established provision on compensation payment to employees who were notified on forthcoming staff reduction at December 31, 2007. Expenses for the provision establishment amounted to 9 484 and were charged to operating expenses.

(RUR thousands, unless otherwise stated)

6. Notes to essential items of Income statement

6.1. Operating revenues (line 010 of Income statement)

Proceeds from sales of goods, products, services provision, and works carrying-out (less VAT, excise taxes and similar mandatory payments):

	2007	2006
Intrazonal telephony	4 824 032	3 567 562
Local telephony	11 197 100	10 354 689
Mobile radio telephony, wire broadcasting, radio broadcasting, television services	621 907	542 983
Mobile radio communications (cellular) services	376 728	350 444
Cable, data transmission and telematic services	3 253 060	2 163 240
Connection and traffic transit services	3 599 538	3 375 481
Agency services	589 502	670 458
Other services on core operations	14 963	12 570
Revenues from assets renting	256 115	239 524
Other non-operating revenues	429 799	414 291
Total line 010 of Income statement	**25 162 745**	**21 691 242**

Intrazonal telephony

Gain in intrazonal telephony revenues in 2007 amounted to 1 256 470 or 35,2%. Growth in revenues was caused by a full year of applying new procedure of settlements for traffic initiated from fixed-line phones of geographical numbering zones' codes to mobile communications networks. Order of FST No123-c/1 of 19.06.2006 established the Company's tariffs on a minute of call initiated from Operator's network of ABC geographical numbering zones to DEF operator network, at price RUR 1,5 within the limits of oblast center and at zonal tariffs beyond one populated locality. Prior to July 01, 2006 traffic within oblast center was rated at local phone call price (within the range of 11-20 kopecks per minute).

In 2007 intrazonal traffic from fixed-line telephony users achieved 2 488 198 thousand minutes, that exceeds 2006 year level by 37,9%. In 2007 intrazonal traffic towards subscribers of mobile communications networks grew compared to 2006 by factor of two and amounted in the reporting period to 1 666 729 thousand minutes or 67% of the total intrazonal traffic from fixed-line telephony users.

Local telephony

In 2007 revenues from local telephony services provision to subscribers - natural persons amounted to 8 533 518 (in 2006 - 7 818 093) including:

- by tariff schedule with subscriber's fee system of payment 4 786 505;
- by tariff schedule with time-based billing 2 464 337;
- by tariff schedule with hybrid payment system 906 724.

(RUR thousands, unless otherwise stated)

Revenues from local phone call provision to subscribers - legal entities amounted to 2 663 582 (in 2006 - 2 536 596), including:

- by tariff schedule with time-based billing 1 162 369.

The main factor that has influenced the gain in local telephony revenues in 2007 was the increase in tariffs on the specified service.

Connection and traffic transit services

The Company's revenues from connection services provision in 2007 were 279 373 (in 2006 – 297 258), including:

- as related to payments for connection point arrangement – 13 200 (in 2006 – 24 200);
- as related to payments for connection point servicing – 266 173 (in 2006 – 273 058).

The Company's traffic transit revenues in 2007 were 3 320 165, including amounts received as compensation bonus 417 872 (in 2006 - 3 078 223 and 498 252 respectively).

Services supporting DLD and ILD communications service provision by DLD and ILD communications services providers (agency services).

The Company's revenues from agency services rendered under contract with OJSC Rostelecom amounted to 586 576 (in 2006 – 670 264), under contracts with other operators – 2 926 (2006 – 194).

Cable communications, data transmission and telematic services

The Company's revenues from cable communications, data transmission and telematic services in 2007 were 3 253 061 (in 2006 – 2 163 240), including:

- from data transmission and Internet access services 3 123 941 (in 2006 – 2 019 886);
- from cable communications 99 624 (in 2006 – 122 217)
- from other telematic services 29 496 (in 2006 – 21 138)

The main factor that had impact on increase in Internet access and data networks revenues is the growth in the number of dedicated Internet access users.

The main reason for decrease in cable communications revenues is the decrease in the scope of rendered services.

(RUR thousands, unless otherwise stated)

Comparative data on revenues for 2006

In 2007 the Company changed presentation format of information about earned revenues:

Data for 2006 as previously reported: Services	Amount	Amount	Data for 2006 as restated: Services
Intrazonal telephony	3 567 562	3 567 562	Intrazonal telephony
City telephone network and rural telephone communications	10 354 689	10 354 689	Local telephony including universal services
Universal services	-		
Mobile radiotelephony, radio broadcasting, TV, satellite communications	199 683	542 983	Mobile radiotelephony, wire broadcasting, radio broadcasting, television
Wire broadcasting	343 300		
Mobile radiotelephony (cellular communications)	350 444	350 444	Mobile radiotelephony (cellular communications)
Recording communications	2 203 541	2 163 240	Cable communications, data transmission and telematic services
Connection and traffic transit services	3 335 180	3 375 480	Connection and traffic transit services
Services supporting DLD and ILD communications services provision by providers of DLD and ILD communications services	670 458	670 458	Agency services
Other communication services (core operations)	12 570	12 570	Other services on core operations
Revenues from other realization (non-core operations)	653 815	239 524	Revenues from assets renting
		414 291	Other non-operating revenues

In statements for 2006 the Company reflected universal services revenues separately from local telephony revenues. In 2007 universal services revenues were included in local telephony revenues, as universal services are in fact local communications services, which special conditions of provision are stipulated by concluded contracts on universal services provision.

Wire broadcasting revenues in 2007 were charged to revenues from mobile radiotelephony, wire broadcasting, radio broadcasting, and television.

In statements for 2006 item "Recording communications" comprised revenues from cable communications, data transmission, telematic services, Internet access provision, and IP-telephony services. In 2007 the

- Company changed this revenue item name to "Cable communications, data transmission and telematic services".

In 2007 revenues from assets renting are reflected as a separate item. In 2006 the specified revenues were charged to "Revenues from other realization".

(RUR thousands, unless otherwise stated)

6.2. Operating expenses (line 020 of Income statement)

Expenses for the sale of products, goods, services provision, carrying-out of works:

	2007	2006
Salaries expense	5 986 699	6 121 456
Deductions to social insurance	1 384 775	1 461 245
Property, plant and equipment depreciation	3 490 255	2 862 101
Material costs, including electric power	1 905 294	1 941 508
Expenses for carriers' services (except for OJSC Rostelecom)	2 739 541	1 494 155
Expenses for OJSC Rostelecom services	75 229	130 126
The services of outside entities	1 500 297	1 314 649
Allocations to universal servicing reserve	240 538	163 693
Taxes and dues, included in operating expenses	29 181	28 599
Other operating expenses	1 338 673	1 067 151
including:		
Expenses for agency services	274 710	113 580
Expenses for software and data bases	208 206	165 394
Expenses for non-government retirement insurance for the benefit of employees	200 909	196 210
Business trip expenses	82 583	78 390
Property insurance expenses	53 125	62 626
Expenses for payments to the Board of directors, members of the Management board, the Auditing committee	40 064	48 140
other	479 076	402 811
Rent payment	255 176	229 660
Acquisition value of goods	115 516	145 142
Total line 020 of Income statement	**19 061 174**	**16 959 485**

Expenses for carriers' services

The Company bears expenses on payment of connection and traffic transit services rendered by telecommunication operators which networks are connected to the Company's network. The procedure of networking and settlements between the Company and connected operators is defined by Federal law "On communications", and also by regulations of the Russian Federation Government №161 of March 28, 2005 and № 627 of 19.10.2005.

The payment of above-mentioned services is made as per the prices defined by the terms and conditions of contracts between the parties.

The Company's expenses for traffic transit services in 2007 were 1 961 767 (in 2006 - 935 898).

Significant increase was triggered by change of procedure of carried traffic settlements with operators since July 01.2006. The Company makes payments for the output traffic from its network terminated at other operators' network, as well as payments for Internet traffic bandwidths, for equipment rent. The share of traffic transit expenses in the prime cost grew compared to the previous year by 4,8%. In 2007 traffic transit expenses were 1 961 766, the increase amounted to 1 026 572 or 109,8%.

The main factors that have influenced the increase in expenses for settlements with operators in 2007:

(RUR thousands, unless otherwise stated)

- advanced consumer demand for Internet broadband access services (increase in the number of broadband access users by factor of 2.9 for the year and in used traffic – by factor of 2.3),
- intrazonal traffic from fixed-line communications network users towards mobile communications network subscribers grew by factor of 2 compared to 2006.

In 2007 the Company's expenses for connection services amounted to 82 664 (in 2006 – 57 486).

Expenses for OJSC Rostelecom services

The Company pays to OJSC Rostelecom for the services of call termination at the network of other carriers, in case when call initiation is made from mobile radiotelephone communications network belonging to the Company. These expenses in 2007 amounted to 2 345 (in 2006 – 6 599).

In 2007 the Company's expenses for connection services rendered by OJSC Rostelecom, amounted to 45 458 (in 2006 – 44 702).

In 2007 expenses for DLD and ILD telephony services rendered to the Company were 7 240 (in 2006 – 13 411).

Expenses for universal services provision

In 2007 the Company's expenses for universal services provision were 324 671, including operating expenses 291 776, taxes and other mandatory payments not included in operating expenses - 14 584, other expenses, including related to payment for lending institutions' services, interest for the use of money resources - 18 311.

The share of salaries expenses in operating expenses was 19,7%, amortization expenses – 39,3%, material expenses – 30%.

Loss from universal services provision for the 1-st half of 2007 was 53 162, including 50 812 is compensated.

Loss from universal services provision using payphones which is expected to be indemnified for 2007 amounted to 320 078.

(RUR thousands, unless otherwise stated)

6.3. Other revenues and expenses (lines 090 and 100 of Income statement)

Other revenues (line 090 of Income statement):

	2007	2006
Compensation for losses suffered at universal services provision	320 078	-
Revenues from sale and other retirement of other assets	51 160	31 524
Revenues from sale and other retirement of property, plant and equipment	88 069	93 242
Revenues from reestablishment of provision for doubtful debts	103 098	335 800
Revenues reestablishment of provision for securities depreciation	-	10
Revenue from quoted securities price appreciation	806	-
Fines, late payment interests, forfeit penalties for infringement of contracts terms and conditions, receipts in reimbursement of caused damages	88 335	93 430
Passed years profit detected in the reporting year	171 577	177 776
Foreign exchange differences under assets and liabilities to be paid in foreign currency	483	310
Foreign exchange differences under assets and liabilities to be paid in rubles	16 500	7 275
Revenues from debt amortization of accounts payable	54 402	99 786
Deferred revenues write off	24 747	24 885
The value of property detected by inventory results	7 048	5 522
Revenues as consequence of contingencies	13	123
Other revenues	84 775	30 710
including:		
reestablishment of provisions	65 921	415
received commission for guarantee, compensation for losses	9 200	-
revenues from supplies taking on charge	3 408	1 817
revaluation of debt to Vnesheconombank	-	15 387
receipts of property due to property, plant and equipment retirement	-	4 614
revenues from bonded loan	1 712	2 475
VAT refund	-	1 476
accounts receivable incomings	104	1 306
revenues from deferred tax liabilities write-off	1 481	539
others	2 949	2 681
Total line 090 of Income statement	**1 011 091**	**900 393**

(RUR thousands, unless otherwise stated)

Compensation for losses suffered at universal services provision

In 2007 compensation for losses caused by universal services provision was reflected as other revenues , this compensation being received from universal servicing reserve in the amount of 50 812 (with respect to services rendered in the first half of 2007).

Compensation for losses for the 1-st half of 2007 was received on the basis decision of Federal Agency of Communications No 242 of September 11, 2007.

Compensation for losses for the second half of 2007 was calculated in the amount of 266 916 and represents the difference between indemnifiable amount of the Company's losses caused by universal services provision for 2007 - 324 571 and the amount of loss for the 1-st half of 2007 which was 53 162, and also less expenses not subject to reimbursement under universal services provision contract.

The accuracy of calculation of size of losses subject to compensation in the amount of 320 078 is to be confirmed by independent auditor ZAO Marketing, Consulting, Design (license No E 002484 of 06.11.2002).

Other expenses (line 100 of Income statement):

	2007	2006
Expenses related to sale and other retirement of assets	72 550	33 852
Expenses related to sale and other retirement of property, plant and equipment	135 938	102 787
Expenses for provision for depreciation of financial investments	3 172	-
Additional expenses on credits and loans	1 689	63 058
Expenses for provision for reduction in value of tangible assets	3 114	-
Expenses for taxes and dues	591 945	513 498
Expenses for payment of lending institutions' services	66 089	56 692
Preparedness activity expenses	33 720	31 349
Expenses related to participation in authorized capitals of other companies	-	4 471
Fines, late payment interests, forfeit penalties for infringement of contracts terms and conditions, reimbursement of caused damages	1 670	14 777
Past years losses detected in the reporting year	174 786	107 939
Foreign exchange differences under assets and liabilities to be paid in foreign currency	551	677
Foreign exchange differences under assets and liabilities to be paid in rubles	22 253	361
Debt amortization of accounts receivable	4 103	6 726
The value of property which inadequacy is detected by inventory results	915	286
Expenses related to charity, arranging cultural events and other events of similar nature	112 751	119 907
Membership dues to associations, non-profit partnership	221 887	140 180
Payments to staff, this payments not being included in operating expenses	16 344	13 808
Fines and late payment interests on taxes and dues	196	549
Expenses as consequence of contingencies	30	189
Other expenses	180 897	211 199
including:		
expenses in non-productive sphere	33 034	27 051
deductions to trade union committee	19 978	20 033
payments to non-working pensioners	13 600	9 935
expenses ton referred to payments to staff	12 358	12 668
legal and consulting services expenses	7 080	18 906
contributions to non-government pension fund Telecom Soyuz	4 054	2 939

(RUR thousands, unless otherwise stated)

	2007	2006
expenses for establishment of provision for services on restructuring debt to Vnesheconombank	-	37 817
revaluation of Vnesheconombank	-	18 900
expenses for accounts receivable collection	-	11 772
other	90 793	51 178
Total line 100 of Income statement	**1 644 600**	**1 422 305**

6.4. Income tax expenses

In 2007 the Company defined the following components of income tax:

Item	Amount	Tax rate	Amount	Component of tax on income
Book profit	4 709 648	24%	1 130 315	Contingent expense (revenue) on income tax
Taxable temporary differences:	1 631 816	24%	391 636	Deferred tax liabilities
- differences occurred	1 842 351	24%	442 164	-deferred tax liabilities generated
- differences repaid	210 535	24%	50 528	-deferred tax liabilities repaid
Deductible temporary differences:	(179 766)	24%	(43 144)	Deferred tax asset
- differences occurred	1 928 956	24%	462 949	-deferred tax assets generated
- differences repaid	2 108 722	24%	506 093	-deferred tax assets repaid
Permanent taxable differences	1 576 630	24%	378 391	Recurrent tax liability
Permanent deductible differences	509 027	24%	122 166	Recurrent tax asset
Tax base by tax return for 2007	4 142 022	24%	994 085	Current tax for reporting year
Tax base by tax return No 2 for 2004 (as adjusted No 2)	(82 543)	24%	(19 810)	Additional payments of tax on income for previous fiscal periods
Tax base by tax return № 2 for 2005 (as adjusted No 2)	(123 962)	24%	(29 751)	Additional payments of tax on income for previous fiscal periods
Tax base by tax return for 2006 (as adjusted No 2)	(37 374)	24%	(8 970)	Additional payments of tax on income for previous fiscal periods
Tax base by tax return 2006 (as adjusted No 3)	67 526	24%	16 206	Additional payments of tax on income for previous fiscal periods

(RUR thousands, unless otherwise stated)

The Company's expenses for tax on income for 2007 amounted to:

Total	**(1 386 540)**
including	
- Income tax contingent expenses	(1 130 315)
- Recurrent tax liabilities	(378 391)
- Recurrent tax assets	122 166

In Income statement the Company's income tax expenses for 2007 are shown as the total of amounts:

Total	**(1 386 540)**
including	
- Current tax	(994 085)
Additional payments of tax on income for previous fiscal (reporting) periods	42 325
- deferred tax liabilities	(391 636)
- deferred tax assets	(43 144)
Permanent taxable differences resulted in adjustment of contingent income tax, total	**1 576 630**
including:	
permanent differences related to expenses for which standards are introduced for taxation purposes	6 452
permanent differences related to non-recognition for expenses taxation purposes	956 758
standing expenses on activity types transferred to Unified tax on implied revenue system	134 469
standing expenses as related to losses on activity connected with using objects of service sector	20 665
permanent differences as related to past years losses	183 200
other permanent taxable differences	111 103
other permanent taxable differences related to adjusted calculations for previous periods	163 983
Permanent deductible differences resulted in adjustment of contingent income tax, total	**509 027**
including:	
revenues from activity types transferred to Unified tax on implied revenue system	106 249
revenues for which income tax amount is withheld by tax agent (including dividend)	57 678
passed years profit	214 066
other permanent deductible differences	17 917
contingent expenditures adjustment at deferred tax liabilities write off at compensation-free transfer of property, plant and equipment	1 481
Permanent deductible differences related to adjusted calculations for previous periods	111 636
Temporary taxable differences resulted in the adjustment of contingent income tax, total	**1 631 816**
including:	
with respect to non-current assets	1 002 647
value of expenses classified in accounting as prepaid expenses, and in fiscal accounting – lump-sum	343 118
other temporary taxable differences	286 051

Temporary deductible differences resulted in the adjustment of contingent income tax, total :	**(179 766)**
including:	
expenses for establishment and recovery of provision of costs to be incurred related to salaries expenses	(74 016)
difference as related to doubtful debts provision	38 803
difference occurring at formation of loss at property, plant and equipment realization	(193)
repayment of difference as related to revenues from property received on a gratis basis	(10 737)
other differences including expenses for establishment and recovery of provision for contingent liabilities	(133 622)

6.5. Net profit of the reporting period

Index "Net profit (loss) of the reporting period" is defined as per accounting data on the principle that income tax expenses subject to deduction from pretax earnings is formed as the total of amounts reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

6.6. Earnings per share

Basic earnings per share reflect a part of the reporting year profit due to shareholders - owners of ordinary shares. It is calculated as the ratio of basic profit for the reporting year to average weighted number of ordinary shares in circulation during the reporting year.

Basic profit for the reporting year is equal to net profit (line 190 of Income statement) less preferred dividends for 2007 in the amount recommended by the Board of directors, but not approved as of the date of signing the accounting statements for 2007.

	2007	**2006**
Basic profit for the reporting year, RUR thousands	2 990 797	2 208 228
Weighted average number of ordinary outstanding shares during reporting year, thousand shares	245 970	245 970
Basic earnings per share, RUR	12,1592	8,9776

In 2007 the Company did not issue additional ordinary shares. The Company also had no securities, which issue terms and conditions provided for their conversion into additional number of ordinary shares, and there were no events related to the increase in the number of ordinary shares. That is why the Company does not make calculations of diluted earnings per share.

(RUR thousands, unless otherwise stated)

7. Affiliated persons

In the explanatory notes the Company discloses the most essential information on affiliated persons. The complete list of affiliated persons of the Company is provided in Supplement № 1 to the present explanatory notes.

Parent company

The Company is controlled by OJSC Svyazinvest which owns 51% of the Company's ordinary shares. The remaining 49% of ordinary shares are placed among a large number of stockholders

Transactions with affiliated persons for the reporting period

Name	OJSC Svyazinvest	Subsidiaries of OJSC Svyazinvest	The Company's subsidiaries	The Company' associated companies	Others
2006					
Realization of communications services, connection and traffic transit services	-	2 163 754	154 453	79 650	98
Realization of agency services	-	670 264	-	-	-
Revenues from assets renting	-	-	64 707	3 691	-
Realization of other services, goods, products	-	546	7 212	4 959	-
Acquisition of communications services, connection and traffic transit services	-	438 639	531 462	31 894	-
Acquisition of other services	-	5 314	54 325	2 380	198 461
Interest receivable on loans	-	-	404	-	-
Due interest on loans	-	-	-	-	-
Dividend receivable	-	-	40 040	99	1 259
Realization of property, plant and equipment and of other assets	-	-	-	-	-
Acquisition of goods and other assets	-	-	358	-	7 452
Contributions to authorized capitals	-	-	-	-	-
Loans granted	-	-	-	-	-
Loans raised	-	-	-	-	-
Dividend due	183 760	-	-	-	-
Guarantees issued	-	-	-	-	-
Guarantees obtained	-	-	-	-	-
2007					
Realization of communications services, connection and traffic transit services	-	2 013 218	154 216	78 906	2 013
Realization of agency services	-	641 829	13 006	7 741	
Revenues from assets renting	-	1 673	105 362	1 343	95
Realization of other services, goods, products	-	9 884	4 594	15	810
Acquisition of communications services, connection and traffic	-	540 640	171 686	44 076	

(RUR thousands, unless otherwise stated)

Name	OJSC Svyazinvest	Subsidiaries of OJSC Svyazinvest	The Company's subsidiaries	The Company' associated companies	Others
transit services					
Acquisition of other services	-	39 338	39 370	2 513	501 312
Interest receivable on loans	-	-	10 461		580
Due interest on loans	-	-			680 367
Dividend receivable	-	55	54 973	82	2 559
Realization of property, plant and equipment and of other assets	-	-	61 604	-	15 050
Acquisition of goods and other assets	-	637	-	-	312 830
Contributions to authorized capitals	-	-	-	-	-
Loans granted	-	-	-	-	-
Loans raised	-	-	-	-	-
Dividend due	196 622	-	-	-	-
Guarantees issued	-	-	-	-	-
Guarantees obtained	-	-	-	-	-

In 2007 prices on transactions with affiliated persons were set on standard business terms.

Status of settlements on transactions with affiliated persons at the reporting date.

Name	OJSC Svyazinvest	Subsidiaries of OJSC Svyazinvest	The Company's subsidiaries	The Company' associated companies	Others
At 31.12.2007					
Accounts receivable	-	371 821	103 850	20 058	151 416
Loans granted (inclusive of interest)	-	-	180 387	-	-
Cash	-	-	-	-	-
Accounts payable	-	58 229	28 847	26 399	4 629
Loans raised (inclusive of interest)	-	-	-	-	8 300 001
Guarantees issued	-	-	-	-	-
Guarantees obtained	-	-	-	-	-
At 31.12.2007					
Accounts receivable	-	277 369	54 880	18 619	41 923
Loans granted (inclusive of interest)	-	-	183 627	-	-
Cash	-	-	-	-	158 825
Accounts payable	-	309 503	19 765	4 547	68 820
Loans raised (inclusive of interest)	-	-	-	-	8 345 817
Guarantees issued	-	-	-	-	-
Guarantees obtained	-	-	2 913	-	-

(RUR thousands, unless otherwise stated)

Major deals with affiliated persons

OJSC Rostelecom

OJSC Rostelecom, in which OJSC Svyazinvest owns controlling stock interest, is the main DLD and ILD telephony operator in the Russian Federation.

	2007	2006
Revenues from OJSC Rostelecom	2 513 676	2 815 260
Expenses for OJSC Rostelecom	84 073	82 876
	At 31.12.2006	**At 31.12.2007**
Accounts receivable on services rendered to OJSC Rostelecom	355 550	256 085
Accounts payable on OJSC Rostelecom services	2	7 258
Accounts payable under agency contract	48 321	291 598

Revenues from OJSC Rostelecom include revenues from zonal initiation/ termination of call from/to the Company's networks and from/to networks of connected operators, as well as revenues under agency contract.

Settlements with OJSC Rostelecom are reflected in lines "Realization of communications services, connection and traffic transit service" and "Realization of agency services" in the category "Subsidiary companies of OJSC Svyazinvest".

Expenses for OJSC Rostelecom are the amounts of payments for call termination at other carriers' networks, in case when the call is initiated from mobile radiotelephone network, expenses on payment for connection services, as well as expenses for payment for DLD and ILD services rendered to the Company (see item 6.2).

Settlements with OJSC Rostelecom are reflected in line "Acquisition of communications services, connection and traffic transit services" in the category "Subsidiary companies of OJSC Svyazinvest".

Accounts payable to OJSC Rostelecom comprise debt on services rendered to the Company, and debt under agency contract in the amount of subscribers' payments collected by the Company for ILD and DLD telephony services rendered to them by OJSC Rostelecom.

OJSC Svyazintek

OJSC Svyazintek was established by OJSC Svyazinvest subsidiary companies owning 100% of its authorized capital, for the purpose of information systems installation and further support, as well as for coordination, management and realization of centralized field programs on information technologies in companies of "Svyazinvest" group. In 2007 OJSC Svyazintek renders services on installation and further support of information systems to the Company, and in particular, of Oracle E-Business Suite and Amdocs Billing Suite software. The Company's expenses for OJSC Svyazintek services in 2007 amounted to 291 109 (in 2006 – 308 985), including 68 719 (2006 - 0) were charged to operating expenses, and the remaining part was included into prepaid expenses for software products acquisition (see item 5.6.)

(RUR thousands, unless otherwise stated)

- Settlements with OJSC Svyazintek are reflected in lines "Acquisition of other services" and "Acquisition of goods other assets" in the category "Others".

Non-government pension fund "Telecom-Soyuz".

The Company concluded contract(s) of retirement insurance with non-government pension fund "Telecom-Soyuz". OJSC Svyazinvest being one of its founders. The total amount of contributions to this fund in 2007 was 208 274 (in 2006 - 241 427) (see section 9).

Settlements with non-government pension fund "Telecom-Soyuz" are reflected in line "Acquisition of other services" in category "Others".

Non-profit partnership "Center of investigations of telecommunications development problems"

OJSC Svyazinvest and its subsidiaries control the activity of non-profit partnership "Center of investigation of telecommunications development problems" (hereinafter NP CITDP). Thus NP CITDP is the Company's affiliated person.

The Company has contracts with the Partnership for providing the latter with cash for the purpose of its charter objectives realization, and namely – investigation of problems of telecommunication services market development, assistance in competitive recovery of communication industry entities, creation and maintenance of attractive image and reputation of these entities for Russian and foreign investors, end-users and other persons and entities. The payments made to the Partnership for these purposes and included into other expenses in income statement for the year ended on December 31, 2007 amounted to RUR 220 715 (in 2005 – RUR 148 369). The Company also has contracts with the Partnership for the purposes of realizing mutually beneficial projects on behalf of the Company and its subsidiary companies and other OJSC Svyazinvest related parties, the balance of settlements under these contracts being provided in the tables above.

Remunerations to directors

The remuneration to the members of the Company's Board of directors and Management board includes salaries, bonuses, as well as compensation for participation in activity of the Company' management bodies and amounts to 72 702 (in 2006 - 67 827), including salaries, bonuses and compensation to the Company's employees participating in management bodies' activity 66 298 (in 2006 – 43 205). The amounts of remuneration are specified exclusive of uniform social tax. The list of the members of the Board of directors and the Management board of the Company is provided in section 2 of these explanatory notes.

The expenses in the amount of remuneration paid to the Company's employees participating in the activity of the Company's Board of directors and Management board are reflected in operating expenses as labor costs. The exception is made for remuneration of persons who are not the Company's employees, this remuneration in the amount of 6 404 being charged to operating expenses as other expenses of the Company.

In 2007 the Company transferred contributions in the amount of 4 296 to non-government pension fund "Telecom-Soyuz" for its employees participating in management bodies' activity (in 2006- 1 760). The Company's employees acquire the right to receive pension payments after pension grounds have occurred taking into account the employee's compliance with the Company's non-government retirement insurance program conditions. The expenses in the amount of contributions to the non-government pension fund are reflected in operating expenses as other expenses of the company.

8. Segment reporting

The Company carries out its activity within one industry, and namely the provision of electric communication services on the territory of the Volga region of the Russian Federation. The Company is organized on the principle of territorial subdivisions servicing the relevant parts of the Company's communications network. In the management opinion the Company carries out its activity within one geographical and operating segment.

(RUR thousands, unless otherwise stated)

9. Non-government pension insurance

In addition to government pension the Company also provides the majority of its employees with non-government pension, using plans of benefits at the end of labor activity with established contributions and payments. Non-government retirement insurance is made by non-government pension fund "Telecom-Soyuz" which is the Company's affiliated person (Note 7).

Defined contribution plans provide for making contributions both by the Company and by the Company's employee during the period of its labor activity. The Company's and the employees' contributions are transferred to the employees' nominal pension accounts at non-government pension fund "Telecom-Soyuz". The size of retirement benefit established for the employee under retirement benefit plans is defined as the amount accumulated at the date of employee's retirement.

Defined benefit plan provides for old-age and disability pension. The prerequisite for old-age insurance is the employee's attaining the age giving the right to receive government old-age pension. This age is now 55 for women and 60 for men. According to the retirement plan conditions the size of pension is the cash amount which depends on employee's capacity. In order to acquire the right to non-government pension the employee's length of service in the Company at the time of retirement should be at least 10 years for average executives and from 2 to 10 years depending on the category - for managers.

The total amounts of non-government retirement insurance contributions paid by the Company in 2007 were 208 274 (in 2006 - 241 427). The fund withholds 3% of the amount of each pension contribution of the Company in order to ensure its own activities stipulated by charter and to cover its administrative expenses.

10. Discontinuing operations

In 2007 there were no discontinuing operations.

(RUR thousands, unless otherwise stated)

11. Contingent assets and liabilities

The Company's operational environment

Along with the improvement of economic situation, and in particular GDP growth and disinflation, Russia continues economic reforms and develops legal, tax and administrative systems which would match the requirements of market economy. Russian economy stability will depend in many ways on evolution of reforms in the said areas, and also on the efficiency of measures in economy, financial and monetary policy taken by the Government.

Taxation

Russian tax, currency and customs legislation admits different interpretations and is prone to frequent modifications. The recent developments in the Russian Federation show that taxation bodies can hold more tough position at tax legislation interpretation and tax computations. The interpretation of the said legislation by the Company's management as applied to the Company's operations and activity may be litigated by the appropriate federal bodies. As consequence, taxation bodies may make claims on the transactions and accounting methods, on which they have not made claims earlier. As a result, additional taxes, penalties and fines may be charged. Taxation inspections may cover three calendar years of activity, immediately preceding the year of the check. Under certain conditions earlier periods may be inspected.

In the management opinion at December 31 2007 the appropriate legislation regulations are upon the whole correctly interpreted by it, and the probability of maintaining the Company's situation in terms of meeting the requirements of tax, currency and customs legislation is high. At the same time, basing on the results of recent tax inspections of the Company and other companies of OJSC Svyazinvest group, the Company's management assumes the availability of risk that tax authorities may make material tax claims to the Company in regard to the issues leaving room for ambiguous interpretation of tax legislation, and in particular on the issues of defining proceeds under the contracts of connection and traffic transit. It is not practical to define the amounts of claims by potential but not brought suits and to assess the probability of unfavorable outcome.

The accounting at December 31, 2007 does not contain adjustments, which may appear to be necessary due to this indefiniteness and the position the Company holds.

In 2007 tax inspection of the Company's operations for 2004-2005 was conducted, this inspection was completed on December 31, 2007 by handing in the certificate on the inspection completion. On March 28, 2008 the Company was given the Tax Inspection Certificate for which the answer is to be presented before April 18, 2008.

The total amount of claims on tax (dues) was 269 148. The Company does not agree with findings of tax bodies relating to additional charge of taxes and fines, and if required intends to defend its position in the court.

The Company's management believes that the Company has legal arguments necessary for defending its position in the court. Though, at present the prospect of tax disputes on these claims is unclear due to lack of fully formed court practice.

Guarantees issued

The Company acted as a guarantor for third parties to the total amount of RUR 1 909 990 (in 2006 – RUR 2 587 070). The Company's management does not expect any essential liabilities to appear in connection with such guarantees.

At 31.12.2007 there were no claims made on the Company.

(RUR thousands, unless otherwise stated)

Litigations

In 2007 the following suits were brought against the Company:

- by legal entities - 67 suits to the total amount of 33 360
- by natural persons - 317 suits to the total amount of 55 699

In the Company brought suits:

- against legal entities - 1 249 suits to the total amount of 126 298
- against natural persons - 12 619 suits to the total amount of 353 652
- against the Russian Federation - 4 suits on recovery of damages to the total amount of 44 213, these damages being caused due to the Company's granting privileges on services payment to certain categories of residential customers.

As per the opinion of the Company's directorate, the results of arbitration proceedings including those with taxation bodies, in which the Company is a defendant, will not materially affect the Company's financial status.

The Company believes that the probability of unfavorable outcome of the aforesaid suits is low and there is no need for accrual of provision for liabilities.

(RUR thousands, unless otherwise stated)

12. Events after the reporting date

12.1. Dividend (the information presented in this item was not audited)

The size of annual dividend per share will be approved by the General meeting of the Company's stockholders in June 2008. The General meeting of the Company's stockholders will be proposed to approve dividends for 2007 in the amount of RUR 2,1346 per one ordinary share and RUR 4.0534 per one preferred share (in 2006 – accordingly RUR 1,5776 and RUR 2,9928). The total dividend will be 525 051 for ordinary shares, and 332 310,8 – total preferred dividend (in 2006 – accordingly 388 041,6 and 245 359,9). After the approval the annual dividend due to payment to stockholders will be reflected in 2008 statements.

12.2. Redundancy

In the period from December 31, 2007 till these statements signing date 173 employees were dismissed . they were paid compensation to the amount of 1 326.

12.3. Participation in ZAO Systemi Gibridnoi Pechati

On February 15, 2008 the Company's Board of directors made a decision on participation in the authorized capital of ZAO Sistemi Gibridnoi Pechati by acquiring 4 452 500 ordinary shares (6,85% of the total number of shares) to the total amount of 445 250.

12.4. Tariff regulation

Russia's Federal service for tariffs order No 364-C/9 of November 23, 2007 changed the Company's tariff rates for local telephony since 01.01.2008.

Tariffs for local phone calls:

For residential subscribers:

- base volume of local traffic at tariff schedule with hybrid payment system in the area was not changed;
- tariff limits per minute of local phone call at time-based system were rounded off to even numbers (in Nizhny Novgorod regional subsidiary the price per minute of local call was increased from RUR 0,23 per minute to RUR 0,24 per minute), as well as local phone call tariff limits per minute beyond the base volume of local traffic at hybrid payment system;
- tariff limits for local phone calls at subscriber fee system of payment for unlimited local traffic are decreased by 38 %, and since February 01, 2008 they amount to RUR 186 (in 2007 – RUR 300).

For subscribers- legal entities:

- tariff limit for base volume of local traffic at hybrid payment system is established in the amount of RUR 95 (in 2007 – not provided);
- tariff limits per minute of local phone calls beyond the base volume at hybrid payment system are established at the level of respective tariffs for residential customers in the amount of RUR 0,20 (in 2007 –not provided);
- tariff limits for local phone calls at subscriber fee system of payment for unlimited local traffic are established in the amount of RUR 300 (in 2007 – not provided);

(RUR thousands, unless otherwise stated)

- tariff limits per minute of local phone calls at time-based system were rounded off to even numbers (in Nizhny Novgorod regional subsidiary the price per minute of local call was increased from RUR 0.23 per minute to RUR 0,24 per minute).

Tariffs for connection and traffic transit services

According to order No364-C/9 of 23.11.2007 of Russia' Federal Service for Tariffs the compensatory surcharge is not provided for the Company' local and zonal call initiation price in compliance with RF Government regulation No627 of 19.10.2005.

According to Russian Federation Government order No 666 of 12.10.2007 "On introducing changes into some acts of RF Government on telecommunications issues" the servicing of telecom facilities forming point of connection, is excluded from connection services since March 01, 2008. On this basis the Company expects in 2008 the decrease in revenues from connection services provision to carriers as related to point of connection servicing and decrease in expenses for payment of similar services rendered to the Company by connected operators.

12.5. Credits and loans

In February 2008 the Company concluded a contract on raising Russia's Savings bank credit to the amount of 500 000. The date of repayment is February 18, 2009. Collateral security is not provided. At December 31, 2007 the Company had 2 open credit lines at RF Savings bank with disbursement option in 2008, and namely:

- revolving credit line for 700 000, repayment date – June 04, 2008;
- non-revolving credit line for 700 000, repayment date – October 24, 2011.

12.6. Capital expenditures

In 2008 the Company is planning to make capital investments in the amount of 355 759 in order to bring its networks in line with the requirements of regulations for electric communication networks building and for traffic transit, as well as in connection with meeting commitments under concluded contracts on universal services provision and participation in other national projects.

In 2008 the Company plans to invest 1 285 761 in project Universal service using payphones, including in automatic telephone exchange upgrading within the frameworks of Universal service project implementation - 212 318.
The amount to be invested in national project "Education" is 390 741.

The 1-st deputy to the General Director-
Commercial director — O. Ershov

Deputy to the Chief accountant — N. Voronkova

Supplement № 1

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
1	2	3	4
1.	Omelchenko Sergey Valerievich	The person exercises the authority of the single executive body of the joint- stock company, The person is a member of the collegiate executive body of the joint-stock company The person is a member of the Board of directors of the joint-stock company The person belongs to the group of persons to which the joint-stock company belongs	27.04.2007 01.08.2007 22.06.2007 26.04.2005
2.	Andreev Vladimir Alexandrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company, The person belongs to the group of persons to which the joint-stock company belongs	22.06.2007 2002
3.	Bilibin Yuri Alexandrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
4.	Gavrilenko Anatolyi Anatolievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
5.	Grigorieva Alla Borisovna	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
6.	Degtyarev Valeryi Victorovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
7.	Enin Evgenyi Petrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
8.	Zhelonkin Vladimir Borisovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
9.	Kuznetsov Sergey Ivanovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
10.	Savchenko Victor Dmitrievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
11.	Fedorov Oleg Romanovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	22.06.2007
12.	Astakhova Svetlana Leonidovna	The person is a member of the collegiate executive body of the joint-stock company	01.08.2007
13.	Dyakonov Mikhail Vasilievich	The person is a member of the collegiate executive body of the joint-stock company	01.08.2007
14.	Ershov Oleg Vladimirovich	The person is a member of the collegiate executive body of the joint-stock company	01.08.2007
15.	Ketkov Alexander Yulievich	The person is a member of the collegiate executive body of the joint-stock company	01.08.2007
16.	Kostin Denis Borisovich	The person is a member of the collegiate executive body of the joint-stock company	01.08.2007

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
17.	Petrov Mikhail Victorovich	The person is a member of the collegiate executive body of the joint-stock company	01.08.2007
18.	Popkov Nikolai Ivanovich	The person is a member of the collegiate executive body of the joint-stock company	01.08.2007
19.	Ulyanov Vladimir Vasilievich	The person is a member of the collegiate executive body of the joint-stock company	01.08.2007
20.	Open Joint Stock Company "Investment communication company"	The person is entitled to dispose of more than 20% of the Company's voting shares. The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
21.	Kiselev Alexander Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	03.06.2006
22.	Closed Joint Stock Company "Commercial bank "C – Bank"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	01.12.2002
23.	Fariseev Valeryi Mikhailovich	The person belongs to the same group of persons to which the joint-stock company belongs	20.04.2007
24.	Closed Joint Stock Company "Narodnyi telephone Saratov"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	01.12.2002
25.	Bogatkin Alexander Vladimirovich	The person belongs to the same group of persons to which the joint-stock company belongs	14.06.2007
26.	Closed Joint Stock Company "Nizhegorodskaya Sotovaya Svyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	30.03.1995
27.	Closed Joint Stock Company "Nizhegorodskyi radiotelephone"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	26.08.1999
28.	Limited Liability Company "Volga-Finance"	The person belongs to the same group of persons to which the joint-stock company belongs	24.08.2005

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
29.	Shuleshov Nikolai Mikhailovich	The person belongs to the same group of persons to which the joint-stock company belongs	30.06.2006
30.	Limited Liability Company "Nizhegorodteleservice"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	26.02.1997
31.	Limited Liability Company "Nizhegorodskyi teleservice"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	13.07.2005
32.	Zakharov Sergey Anatolievich	The person belongs to the same group of persons to which the joint-stock company belongs	01.10.2003
33.	Closed Joint Stock Company "Orenburg – GSM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	01.12.2002
34.	Pyzhov Alexander Anatolievich	The person belongs to the same group of persons to which the joint-stock company belongs	31.07.2006
35.	Closed Joint Stock Company "Samara – Telecom"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	01.12.2002
36.	Mezin Dmitry Alexeevich	The person belongs to the same group of persons to which the joint-stock company belongs	16.10.2006
37.	Closed Joint Stock Company "Transsviyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	03.06.1997
38.	Sumin Yuri Afanasievich	The person belongs to the same group of persons to which the joint-stock company belongs	27.06.2007
39.	Closed Joint Stock Company "Ulyanovsk – GSM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	01.12.2002
40.	Ivanov Dmitry Vladimirovich	The person belongs to the same group of persons to which the joint-stock company	06.06.2007

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
		belongs	
41.	Limited Liability Company "Agrofirm "REANTA"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	01.12.2002
42.	Open Joint Stock Company "Information commercial networks "OMRIX"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	01.12.2002
43.	Momotenko Nikolai Petrovich	The person belongs to the same group of persons to which the joint-stock company belongs	01.03.2006
44.	State educational institution the Volga State Academy of Telecommunications and IT of Samara city	The person belongs to the same group of persons to which the joint-stock company belongs	22.06.2004
45.	Open Joint Stock Company of DLD&ILD "Rostelecom"	The person belongs to the same group of persons to which the joint-stock company belongs	30.05.1997
46.	Erokhin Dmitry Evgenievich	The person belongs to the same group of persons to which the joint-stock company belongs	03.11.2003
47.	Open Joint Stock Company "Central Telecommunications Company"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
48.	Martirosyan Vaagn Artavazdovich	The person belongs to the same group of persons to which the joint-stock company belongs	08.06.2007
49.	Open Joint Stock Company "Central Telegraph"	The person belongs to the same group of persons to which the joint-stock company belongs	30.05.1997
50.	Kuznetsov Pavel Borisovich	The person belongs to the same group of persons to which the joint-stock company belongs	02.07.2007
51.	Open Joint Stock Company "North - West Telecom"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
52.	Akulich Vladimir Alexandrovich	The person belongs to the same group of persons to which the joint-stock company belongs	23.08.2004
53.	Open Joint Stock Company "South Telecommunications Company"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
54.	Andreev Alexander Vladimirovich	The person belongs to the same group of persons to which the joint-stock company	16.06.2006

		belongs	
55.	Open Joint Stock Company "Uralsvyazinform"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
56.	Ufimkin Anatolyi Yakovlevich	The person belongs to the same group of persons to which the joint-stock company belongs	27.01.2005
57.	Open Joint Stock Company "SibirTelecom"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
58.	Isaev Alexander Ivanovich	The person belongs to the same group of persons to which the joint-stock company belongs	02.04.2007
59.	Open Joint Stock Company "Dalnevostochnaya Communications Company" ("Dalsvyaz")	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
60.	Kolpakov Anton Yurievich	The person belongs to the same group of persons to which the joint-stock company belongs	25.05.2007
61.	Open Joint Stock Company of communications and IT of the Republic of Dagestan	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
62.	Gamzatov Gamzat Bilalovich	The person belongs to the same group of persons to which the joint-stock company belongs	02.08.2006
63.	Closed Joint Stock Company "Mobile telecommunications"	The person belongs to the same group of persons to which the joint-stock company belongs	15.09.1998
64.	Kurashova Valentina Victorovna	The person belongs to the same group of persons to which the joint-stock company belongs	31.03.2007
65.	Open Joint Stock Company "Giprosvyaz"	The person belongs to the same group of persons to which the joint-stock company belongs	30.05.1997

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
66.	Limited Liability Company Private security business "Rostelecom-bezopasnost"	The person belongs to the same group of persons to which the joint-stock company belongs	29.07. 2002
67.	Closed Joint Stock Company "Startcom"	The person belongs to the same group of persons to which the joint-stock company belongs	20.08.1998
68.	Closed joint Stock Company "FK-Svyaz"	The person belongs to the same group of persons to which the joint-stock company belongs	15.07.1998
69.	Open Joint Stock Company "Kostromskaya gorodskaya telephone network"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
70.	Open Joint Stock Company "Moskovskaya gorodskaya telephone network"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
71.	Closed Joint Stock Company "Insurance company of the trade union of communications industry employees "Costars"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
72.	Subsidiary closed joint stock company "Armavirskyi plant of communications"	The person belongs to the same group of persons to which the joint-stock company belongs	11.03.1999
73.	Closed Joint Stock Company "Altel"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
74.	Closed Joint Stock Company "Baikalvestcom"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
75.	Closed Joint Stock Company "Vestelcom"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.2002
76.	Closed Joint Stock Company "Vladimir Teleservice"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
77.	Closed Joint Stock Company "Globalstar Space telecommunications"	The person belongs to the same group of persons to which the joint-stock company belongs	20.09.1996
78.	Closed Joint Stock Company "Yeniseitelecom"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
79.	Limited Liability Company "Novgorod Datacom"	The person belongs to the same group of persons to which the joint-stock company belongs	15.06.2005
80.	Closed Joint Stock Company "RTK-Center"	The person belongs to the same group of persons to which the joint-stock company belongs	14.05.1997
81.	Open Joint Stock Company "NGTS-Page"	The person belongs to the same group of persons to which the joint-stock company belongs	29.12.2000

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
82.	Open Joint Stock Company "Regional information networks"	The person belongs to the same group of persons to which the joint-stock company belongs	29.12.2000
83.	Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
84.	Closed Joint Stock Company "Telecom" of Ryazan oblast	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
85.	Closed Joint Stock Company "AMT"	The person belongs to the same group of persons to which the joint-stock company belongs	26.12.2001
86.	Limited Liability Company "Vladimirskyi payphone"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
87.	Limited Liability Company "MobilCom"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
88.	Closed Joint Stock Company "Teleport Ivanovo"	The person belongs to the same group of persons to which the joint-stock company belongs	27.06.2005
89.	Limited Liability Company "Telecom-Stroi"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
90.	Limited Liability Company "Telecom-Terminal"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002
91.	Limited Liability Company "Ural Inform TV"	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995
92.	Limited Liability Company "Factorial-99"	The person belongs to the same group of persons to which the joint-stock company belongs	06.11.1997
93.	Non-commercial partnership "Center of investigation of telecommunications development problems"	The person belongs to the same group of persons to which the joint-stock company belongs	2002
94.	Limited Liability Company "Artelecom-service"	The person belongs to the same group of persons to which the joint-stock company belongs	21.11.2001
95.	Limited Liability Company "Svyaz-Service-Igra"	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
96.	Limited Liability Company "Intmashservice"	The person belongs to the same group of persons to which the joint-stock company belongs	23.04.1997
97.	Closed Joint Stock Company "Tsentel"	The person belongs to the same group of persons to which the joint-stock company belongs	26.03.1998
98.	Closed Joint Stock Company "Open communications"	The person belongs to the same group of persons to which the joint-stock company belongs	07.08.2000
99.	Closed Joint Stock Company "Incom"	The person belongs to the same group of persons to which the joint-stock company belongs	28.08.2000
100.	Closed Joint Stock Company "Moscow's center of new technologies of telecommunications"	The person belongs to the same group of persons to which the joint-stock company belongs	09.10.2002
101.	Limited Liability Company "Holiday hotel "Malakhit"	The person belongs to the same group of persons to which the joint-stock company belongs	28.08.2000
102.	Limited Liability Company "South-Giprosvyaz"	The person belongs to the same group of persons to which the joint-stock company belongs	24.12.2002
103.	Limited Liability Company "SvyazProektService"	The person belongs to the same group of persons to which the joint-stock company belongs	19.04.1999
104.	Limited Liability Company "Giprosvyaz-Consulting"	The person belongs to the same group of persons to which the joint-stock company belongs	11.03.1999
105.	Closed Joint Stock Company "CenterTelecom Service"	The person belongs to the same group of persons to which the joint-stock company belongs	01.04.2003
106.	Open Joint Stock Company "Russian telecommunications network"	The person belongs to the same group of persons to which the joint-stock company belongs	02.03.2004
107.	Open Joint Stock Company "Joint-stock company of telephone communications development "Mobiltelecom"	The person belongs to the same group of persons to which the joint-stock company belongs	30.06.2004
108.	Open Joint Stock Company "Health complex "Orbita"	The person belongs to the same group of persons to which the joint-stock company belongs	18.12.2000
109.	Limited Liability Company "RSU-Telecom"	The person belongs to the same group of persons to which the joint-stock company belongs	25.11.2003

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
110.	Limited Liability Company "RPK Svyazist"	The person belongs to the same group of persons to which the joint-stock company belongs	26.11.2003
111.	Limited Liability Company "Giprosvyaz-Siberia"	The person belongs to the same group of persons to which the joint-stock company belongs	26.01.2004
112.	Limited Liability Company "STC-Finance"	The person belongs to the same group of persons to which the joint-stock company belongs	19.03.2003
113.	Closed Joint Stock Company "Chita NET"	The person belongs to the same group of persons to which the joint-stock company belongs	25.08.2004
114.	Limited Liability Company "Twer-Telecom"	The person belongs to the same group of persons to which the joint-stock company belongs	31.12.2004
115.	Limited Liability Company "NWT-Finance"	The person belongs to the same group of persons to which the joint-stock company belongs	11.10.2004
116.	Limited Liability Company "Giprosvyaz – North –West"	The person belongs to the same group of persons to which the joint-stock company belongs	01.02.2005
117.	Limited Liability Company "Wireless information technologies"	The person belongs to the same group of persons to which the joint-stock company belongs	30.06.2005
118.	Closed Joint Stock Company "Integrator. Ru"	The person belongs to the same group of persons to which the joint-stock company belongs	30.06.2005
119.	Open Joint Stock Company "National payphone network"	The person belongs to the same group of persons to which the joint-stock company belongs	30.09.2005
120.	Closed Joint Stock Company "Sakhalinugol-Telecom"	The person belongs to the same group of persons to which the joint-stock company belongs	30.09.2005
121.	Closed Joint Stock Company "ATC"	The person belongs to the same group of persons to which the joint-stock company belongs	21.11.2005
122.	Closed Joint Stock Company "Yugsvyazstroi"	The person belongs to the same group of persons to which the joint-stock company belongs	24.01.2001
123.	Open Joint Stock Company "A-svyaz"	The person belongs to the same group of persons to which the joint-stock company belongs	23.06.2006
124.	Closed Joint Stock Company "ATC-32"	The person belongs to the same group of persons to which the joint-stock company belongs	27.06.2006

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
125.	Closed Joint Stock Company "Globus-Telecom"	The person belongs to the same group of persons to which the joint-stock company belongs	04.04.2006
126.	Limited Liability Company "Telecomcenter"	The person belongs to the same group of persons to which the joint-stock company belongs	26.04.2006
127.	Limited Liability Company "Parma-Inform"	The person belongs to the same group of persons to which the joint-stock company belongs	19.09.2006
128.	Closed Joint Stock Company "Saint Petersburg information Company" ("SPiC")	The person belongs to the same group of persons to which the joint-stock company belongs	05.12.2006
129.	Closed Joint Stock Company "ATC-41"	The person belongs to the same group of persons to which the joint-stock company belongs	18.12.2006
130.	Closed Joint Stock Company "Petersburg Transit Telecom"	The person belongs to the same group of persons to which the joint-stock company belongs	22.01.2007
131.	Open Joint Stock Company "Sakhatelecom"	The person belongs to the same group of persons to which the joint-stock company belongs	25.01.2007
132.	Polishchuk Vladimir Petrovich	The person belongs to the same group of persons to which the joint-stock company belongs	24.04.2003
133.	Krasnoborod'ko Mikhail Ivanovich	The person belongs to the same group of persons to which the joint-stock company belongs	14.11.2006
134.	Voloshin Konstantin Gennadievich	The person belongs to the same group of persons to which the joint-stock company belongs	12.04.2007
135.	Popov Evgenyi Yurievich	The person belongs to the same group of persons to which the joint-stock company belongs	21.12.2005
136.	Skrylnikov Alexey Mikhailovich	The person belongs to the same group of persons to which the joint-stock company belongs	01.08.2005
137.	Lupyr Alexander Vasilievich	The person belongs to the same group of persons to which the joint-stock company belongs	05.06.2007
138.	Efimov Vladimir Pavlovich	The person belongs to the same group of persons to which the joint-stock company belongs	10.09.2007
139.	Afanasiev Anatolyi Ivanovich	The person belongs to the same group of persons to which the joint-stock company belongs	31.03.2007
140.	Shedenkov Oleg Stanislavovich	The person belongs to the same group of persons to which the joint-stock company belongs	24.08.2004
141.	Ostapchuk Alexey Vitalievich	The person belongs to the same group of persons to which the joint-stock company belongs	19.11.2002

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
142.	Petrov Andrey Leonidovich	The person belongs to the same group of persons to which the joint-stock company belongs	27.09.2004
143.	Drynkin Gennady Sergeevich	The person belongs to the same group of persons to which the joint-stock company belongs	29.06.2007
144.	Rykolenko Olga Efimovna	The person belongs to the same group of persons to which the joint-stock company belongs	04.09.2006
145.	Kaledin Victor Mikhailovich	The person belongs to the same group of persons to which the joint-stock company belongs	13.08.2001
146.	Matrenin Vasilyi Fedorovich	The person belongs to the same group of persons to which the joint-stock company belongs	06.04.2006
147.	Bulgakova Marina Vladilenovna	The person belongs to the same group of persons to which the joint-stock company belongs	16.10.2006
148.	Kuchko Alexander Yurievich	The person belongs to the same group of persons to which the joint-stock company belongs	20.06.2007
149.	Sokolov Vladimir Alexandrovich	The person belongs to the same group of persons to which the joint-stock company belongs	21.08.2007
150.	Sopov Igor Sergeevich	The person belongs to the same group of persons to which the joint-stock company belongs	24.07.2006
151.	Vinogradov Yuri Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	24.10.2003
152.	Bukin Sergey Grigorievich	The person belongs to the same group of persons to which the joint-stock company belongs	24.10.2003
153.	Statkevich Sergey Vladimirovich	The person belongs to the same group of persons to which the joint-stock company belongs	27.07.2007
154.	Rozhkov Edward Anatolievich	The person belongs to the same group of persons to which the joint-stock company belongs	19.01.2006
155.	Noskov Nikolai Vasilievich	The person belongs to the same group of persons to which the joint-stock company belongs	10.08.2007
156.	Vavilin Alexander Alexandrovich	The person belongs to the same group of persons to which the joint-stock company belongs	15.06.2006
157.	Naboka Alexander Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	03.03.2007
158.	Shapovalov Vladimir Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	01.07.2005
159.	Ivanov Sergey Mikhailovich	The person belongs to the same group of persons to which the joint-stock company belongs	01.05.2005

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
160.	Levin Dmitry Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	27.07.2006
161.	Antropov Vladimir Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	14.07.2003
162.	Maiba Vladimir Vasilievich	The person belongs to the same group of persons to which the joint-stock company belongs	19.06.2007
163.	Aganin Alexey Alexeevich	The person belongs to the same group of persons to which the joint-stock company belongs	06.04.2007
164.	Izotov Alexey Victorovich	The person belongs to the same group of persons to which the joint-stock company belongs	25.05.2007
165.	Litvishko Sergey Alexeevich	The person belongs to the same group of persons to which the joint-stock company belongs	31.05.2005
166.	Tsvet Galina Vladimirovna	The person belongs to the same group of persons to which the joint-stock company belongs	14.04.2005
167.	Terentiev Kirill Sergeevich	The person belongs to the same group of persons to which the joint-stock company belongs	22.05.2006
168.	Lantukh Vladislav Vladimirovich	The person belongs to the same group of persons to which the joint-stock company belongs	27.12.2004
169.	Sushilin Georgyi Mikhailovich	The person belongs to the same group of persons to which the joint-stock company belongs	10.05.2007
170.	Byrdin Dmitry Alexandrovich	The person belongs to the same group of persons to which the joint-stock company belongs	06.04.2007
171.	Kopytin Alexander Anatolievich	The person belongs to the same group of persons to which the joint-stock company belongs	28.02.2005
172.	Andreev Andrey Gennadievich	The person belongs to the same group of persons to which the joint-stock company belongs	22.06.2007
173.	Shepelev Oleg Ivanovich	The person belongs to the same group of persons to which the joint-stock company belongs	09.11.2006
174.	Papulin Andrey Borisovich	The person belongs to the same group of persons to which the joint-stock company belongs	15.05.2006
175.	Kopachenko Leonid Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	14.10.2004
176.	Kostenko Vitalyi Stepanovich	The person belongs to the same group of persons to which the joint-stock company belongs	25.04.2005
177.	Lepikhov Yuri Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	16.02.2007

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
178.	Boitsev Alexander Victorovich	The person belongs to the same group of persons to which the joint-stock company belongs	21.04.2006
179.	Yurkin Vladimir Ivanovich	The person belongs to the same group of persons to which the joint-stock company belongs	18.04.2006
180.	Ushakov Valeryi Alexandrovich	The person belongs to the same group of persons to which the joint-stock company belongs	27.07.2005
181.	Kus'kov Vasilyi Grigorievich	The person belongs to the same group of persons to which the joint-stock company belongs	27.06.2002
182.	Evtushenko Konstantin Vladimirovich	The person belongs to the same group of persons to which the joint-stock company belongs	18.10.2004
183.	Zemtsev Alexander Vladimirovich	The person belongs to the same group of persons to which the joint-stock company belongs	18.11.2002
1.	Krukhmalev Andrey Vladimirovich	The person belongs to the same group of persons to which the joint-stock company belongs	17.12.1998
184.	Rodin Egor Egorovich	The person belongs to the same group of persons to which the joint-stock company belongs	21.11.2006
185.	Klitochenko Igor Vladimirovich	The person belongs to the same group of persons to which the joint-stock company belongs	07.04.2006
186.	Kurochkin Valeryi Petrovich	The person belongs to the same group of persons to which the joint-stock company belongs	27.04.2007
187.	Salyukov Vladimir Vasilievich	The person belongs to the same group of persons to which the joint-stock company belongs	23.12.2006
188.	Stolyarov Victor Vasilievich	The person belongs to the same group of persons to which the joint-stock company belongs	26.01.2006
189.	Razumovskyi Lev Grigorievich	The person belongs to the same group of persons to which the joint-stock company belongs	31.03.2007
190.	Open Joint Stock Company Information technologies of communications" ("Svyazintek")	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	30.06.2005
191.	Lyubchenko Oleg Stepanovich	The person belongs to the same group of persons to which the joint-stock company belongs	31.03.2007
192.	Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya" (OJSC "ORK")	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
193.	Tolstokhlebov Sergey Nikolaevich	The person belongs to the same group of persons to which the joint-stock company belongs	22.06.2007

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
194.	Closed Joint Stock Company Joint-Stock Bank "Gazprombank"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
195.	Closed Joint Stock Company "BaltAvtoPoisk"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
196.	Closed Joint Stock Company "Leader"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
197.	Open Joint Stock Company "Moscow incorporated power-line company"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
198.	Open Joint Stock Company "Moscow heat supply company"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
199.	Closed Joint Stock Company "PeterStar"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
200.	Closed Joint Stock Company "Professional telecommunications"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	30.06.2007
201.	Closed Joint Stock Company "RadioTel"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	30.06.2007
202.	Closed Joint Stock Company "RTK-Invest"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
203.	Open Joint Stock Company "Telecominvest"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
204.	Open Joint Stock Company "Tetrasvyaz"	The person belongs to the same group of persons to which the joint-stock company belongs (affiliation through management body members)	22.06.2007
205.	Non-government pension fund "Telecom-Soyuz"	The person belongs to the same group of persons to which the joint-stock company belongs	2004
206.	OJSC JSCB "Svyaz-Bank"	The person belongs to the same group of persons to which the joint-stock company belongs	2004
207.	OJSC "RTComm.ru"	The person belongs to the same group of persons to which the joint-stock company belongs	2003

№	Full brand name or surname, name and patronymic name of affiliated person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence
208.	LLC "Rossvyazinform"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person	1997

1283-2(b)

RECEIVED
2008 JUL -7 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALANCE SHEET

			CODES
		OKUD form 1	0710001
at	December 31, 2007	Date (year, month, day)	2007.12.31
Enterprise	**OJSC VolgaTelecom**	OKPO code	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Line of business	**electric communication**	OKVED code	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	OKOPF/OKFS code	**47/16**
Measure unit:	**RUR thousands**	OKEI code	**384**
Address:	Dom Svyazi, M.Gorky square, N.Novgorod city, 603000		
		The date of approval	
		The date of dispatch (receipt)	30.03.2008

ASSET	Notes	Code of indicator	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	270	2 927
Property, plant and equipment	5.1	120	120	25 342 279	29 217 039
Capital expenditures	5.2	130	130	759 115	540 022
Income-bearing lease investments		135	135	110 621	81 018
Long-term financial investments	5.3	140	**140**	2 142 353	2 948 130
including:					
investments in subsidiaries			141	1 888 459	2 738 258
investments is associates			142	6 271	6 157
investments in other companies			143	67 274	67 027
other long-term financial investments			144	180 349	136 688
Deferred tax assets	5.5	145	145	276 655	233 511
Other non-current assets	5.6	150	150	3 388 567	3 725 495
Total for section I		190	**190**	32 019 860	36 748 142

ASSET	Notes	Code of indicator	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories	5.7	210	**210**	629 098	701 070
including:					
raw materials, supplies and other similar values		211	211	469 239	411 337
work in progress expenses (distribution costs)		213	213	593	835
finished goods and goods for resale		214	214	47 156	184 768
goods shipped		215	215	330	1 203
prepaid expenses		216	216	111 780	102 927
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	**220**	584 096	248 336
including:					
to be returned in over 12 months after the reporting date			221	135 006	71 295
to be returned in 12 months after the reporting date			222	449 090	177 041
Accounts receivable (payments are expected in over 12 months after the reporting date)	5.8	230	**230**	8 587	4 151
including:					
buyers and customers		231	231	1 286	323
advances paid out			232	-	-
other debtors			233	7 301	3 828
Accounts receivable (payments are expected within 12 months after the reporting date)	5.9	240	**240**	2 732 606	2 792 013
including:					
buyers and customers		241	241	1 978 178	2 037 935
advances paid out			242	136 086	162 039
other debtors			243	618 342	592 039
Short-term financial investments	5.4	250	250	9 837	7 243
Cash.		260	260	222 716	357 220
Other current assets		270	270	496	575
Total for section II		290	**290**	4 187 436	4 110 608
BALANCE (sum of lines 190+290)		300	**300**	36 207 296	40 858 750

LIABILITIES	Notes	Code of indicator	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Authorized capital	5.11	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 731 945	3 664 819
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained earnings (uncovered loss) of past years		470	460	12 688 284	12 120 532
Retained earnings (uncovered loss) of the reporting year		470	470	-	3 323 108
Total for section III		490	**490**	18 141 982	20 830 212
IV. LONG-TERM LIABILITIES					
Credits and loans	5.14	510	**510**	8 965 335	7 401 285
including:					
credits			511	320 000	2 300 000
loans			512	8 645 335	5 101 285
Deferred tax liabilities	5.15	515	515	1 019 123	1 409 278
Other long-term liabilities	5.16	520	520	1 221 085	618 826
Total for section IV		590	**590**	11 205 543	9 429 389
V. CURRENT LIABILITIES					
Credits and loans	5.14	610	**610**	1 441 018	6 014 650
including:					
credits			611	1 318 926	2 411 887
loans			612	122 092	3 602 763
Accounts payable,	5.17	620	**620**	4 381 198	3 719 017
including:					
vendors and contractors		621	621	3 535 097	2 530 241
advances received		625	622	334 560	402 131
wages payable		622	623	59 233	101 167
debt to government extrabudgetary funds		623	624	42 329	42 388
tax debt		624	625	133 853	181 424
other creditors		625	626	276 126	461 666
Debt to participants (founders) for income payments		630	630	23 802	19 469
Deferred revenue	5.17	640	640	235 261	221 233
Provision of costs to be incurred	5.18	650	650	659 609	611 723
Other current liabilities	5.19	660	660	118 883	13 057
Total for section V		690	**690**	6 859 771	10 599 149
BALANCE (sum of lines 490+590+690)		700	**700**	36 207 296	40 858 750

:ference on availability of valuables being accounted on off-balance-sheet accounts

Indicator	Notes	Code of indicator	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Rented property, plant and equipment		910	901	887 691	1 844 635
including under leasing		911	911	42 855	543 275
Inventory items received in custody		920	902	36 302	41 169
Commodities received under commission		930	903	12 674	8 639
Accounts receivable of insolvent debtors written-off as a loss		940	904	261 742	301 726
Guarantees obtained		950	905	11 500 459	11 502 828
Guarantees issued		960	906	5 692 516	5 335 109
Housing facilities depreciation		970	907	14 644	10 251
Depreciation of land improvement objects and other similar objects		980	908	1 861	2 176
Payments for communication services			909	150 467	153 232

Reference on net assets value

Indicator	Notes	Code of indicator	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	18 377 243	21 051 445

The 1-st deputy to the General Director - Commercial director ________ Oleg Erschov
(signature) (signator)

Deputy to Chief accountant ________ Nadezhda Voronkova
(signature) (signator)

March 30, 2008

12§3-2(b)

INCOME STATEMENT

			CODES
		OKUD form 2	0710002
for	year ended December 31, 2007	Date (year, month, day)	2007.12.31
Enterprise	OJSC VolgaTelecom	OKPO code	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Line of business	electric communication	OKVED code	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	OKOPF/OKFS code	47/16
Measure unit:	RUR thousands	OKEI code	384

RECEIVED 2008 JUL -7 A 7:32 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Indicator	Notes	Code of indicator	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	2a	3	4
I. Operating revenues					
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	6.1	010	010	25 162 745	21 691 242
including from sales: of telecommunication services			011	23 887 329	20 366 969
Prime cost of sold goods, products, works and services	6.2	020	020	(19 061 174)	(16 959 485)
including: of telecom services			021	(18 358 314)	(16 147 582)
Sales profit (loss) (lines 010 -020)		050	**050**	6 101 571	4 731 757
II. OTHER REVENUES AND EXPENSES					
Interest receivable		060	060	15 283	13 253
Interest due		070	070	(831 375)	(735 967)
Revenues from participation in other companies		080	080	57 678	47 074
Other revenues	6.3	090	090	1 011 091	900 393
including compensation for losses caused by universal services provision		090	091	320 078	-
Other expenses	6.3	100	100	(1 644 600)	(1 422 305)
Profit (loss) before tax (lines 050+060-070+080+090-100)		140	**140**	4 709 648	3 534 205
Income tax expenses (lines -151+/-152+/-153) including:	6.4		**150**	(1 386 540)	(1 080 617)
deferred tax liabilities		142	151	(391 636)	(307 103)
deferred tax assets		141	152	(43 144)	76 002
current tax on income		150	153	(994 085)	(1 003 930)
Additional payments of income tax for the previous tax (reporting) periods		151	154	42 325	154 414
Net profit (loss) of the reporting period (lines 140-150)	6.5	190	**190**	3 323 108	2 453 588
BY REFERENCE					
Income tax contingent expenses/gain			201	(1 130 315)	(848 209)
Recurrent tax liabilities		200	202	(378 391)	(335 838)
Recurrent tax assets		200	203	122 166	103 430

Indicator	Notes	Code of indicator	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	2a	3	4
Indicator	Notes	Code of indicator	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share	6.6		301	0,01216	0,00898
Diluted earnings (loss) per share			302	-	-

* It is completed in annual accounting statements

Breakdown of specific profits and losses

Indicator	Code of indicator	Line code	For the reporting period		For the similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, late payment interests and fortfeit penalties, which were acknowledged or to be collected according to court (arbitration court) judgement		401	82 149	(661)	66 558	(14 089)
Past years profit (loss)		402	268 603	(174 786)	177 776	(107 939)
Reimbursement of damages caused by default or inadequate performance of obligations		403	6 186	(1 009)	26 872	(688)
Foreign exchange differences in foreign currency operations		404	16 983	(22 804)	7 585	(1 038)
Deductions to allowances		405	96 812	-	335 811	-
Debt amortization of payables and receivables		406	6 927	(4 103)	99 786	(6 726)

The 1-st deputy to the General Director - Commercial Director ________ Oleg Ershov

(signature) (signator)

Deputy to Chief accountant ________ Nadezhda Voronkova

(signature) (signator)

March 30, 2008

1283-2(b)

STATEMENT OF SHANGES IN EQUITY

			CODES
		OKUD form 3	0710003
for	year ended December 31, 2007	Date (year, month, day)	2007.12.31
Enterprise	OJSC VolgaTelecom	OKPO code	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Line of business	electric communication	OKVED code	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	OKOPF/OKFS code	47/16
Measure unit:	RUR thousands	OKEI code	384

RECEIVED
2008 JUL -7 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Change in equity

Indicator	Code of indicator	Line code	Authorized capital	Capital surplus	Surplus	Retained earnings (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance at December 31, 2005		100	1 639 765	3 812 947	81 988	10 751 906	16 286 606
Year 2006							
Changes in accounting policy		101	-	-	-	(5 748)	(5 748)
Result of Property, plant and equipment revaluation		102	-	-	-	-	-
Miscellaneous		103	-	-	-	-	-
Balance at January 1, 2006		104	1 639 765	3 812 947	81 988	10 746 158	16 280 858
Change of capital items:		200	-	(81 002)	-	1 864 796	1 783 794
Result of foreign currency translation		201	-	-	-	-	-
Net profit (loss) of the reporting year		202	-	-	-	2 453 588	2 453 588
Dividends		203	-	-	-	(588 792)	(588 792)
Allocations to required reserves		204	-	-	-	-	-
Additional issue of shares at the cost of own resources		205	-	-	-	-	-
Increase in face value of shares		206	-	-	-	-	-
Change in equity at retirement of Plant, property and equipment		207	-	(81 002)	-	-	(81 002)
Miscellaneous		208	-		-	-	
Increase in equity due to:		210	-	-	-	78 044	78 044
additional issue of shares at the cost of stockholders resources		211	-	-	-	-	-
legal entity restructuring		212	-	-	-	-	-
miscellaneous		213	-	-	-	78 044	78 044
Decrease in equity due to:		220	-	-	-	(1 553)	(1 553)
reduction of the number of shares		221	-	-	-	-	-
reduction of face value of shares		222	-	-	-	-	-
legal entity restructuring		223	-	-	-	-	-
miscellaneous		224	-	-	-	(1 553)	(1 553)
Balance at December 31, 2006		300	1 639 765	3 731 945	81 988	12 687 445	18 141 143
Year 2007							
Changes in accounting policy		301	-	-	-	839	839
Result of Property, plant and equipment revaluation		302	-	-	-	-	-
Miscellaneous		303	-	-	-	-	-
Balance at January 1, 2007	100	304	1 639 765	3 731 945	81 988	12 688 284	18 141 982
Change of capital items:		400	-	(67 129)	-	2 689 706	2 622 577
Result of foreign currency translation		401	-	-	-	-	-
Net profit (loss) of the reporting year		402	-	-	-	3 323 108	3 323 108
Dividends		403	-	-	-	(633 402)	(633 402)
Allocations to required reserves	110	404	-	-	-	-	-
Additional issue of shares at the cost of own resources	121	405	-	-	-	-	-

Indicator	Code of indicator	Line code	Authorized capital	Capital surplus	Surplus	Retained earnings (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Increment in face value of shares	122	406	-	-	-	-	-
Change in equity at retirement of Plant, property and equipment		407	-	(67 129)	-	-	(67 129)
Miscellaneous		408	-		-	-	
Increase in equity due to:		410	-	3	-	66 071	66 074
additional issue of shares at the cost of stockholders resources	121	411	-	-	-	-	-
legal entity restructuring	123	412	-	-	-	-	-
miscellaneous		413	-	3	-	66 071	66 074
Decrease in equity due to:		420	-	-	-	(421)	(421)
reduction of the number of shares	132	421	-	-	-	-	-
reduction of face value of shares	131	422	-	-	-	-	-
legal entity restructuring	133	423	-	-	-	-	-
miscellaneous		424	-	-	-	(421)	(421)
Balance at December 31, 2007	**140**	500	1 639 765	3 664 819	81 988	15 443 640	20 830 212

2.Provisions

Indicator	Code of indicator	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
1	1a	2	3	4	5	6
Provisions formed as per legislation:						
Required reserve						
data of year 2006		601	81 988	-	-	81 988
data of year 2007		602	81 988	-	-	81 988
Provisions formed as per articles of association:						
Corporalization fund of the Company's employees						
data of year 2006		603	-	-	-	-
data of year 2007		604	-	-	-	-
Allowances:						
Provisions for doubtful debts						
data of year 2006		605	1 203 473	206 226	(582 373)	827 326
data of year 2007		606	827 326	359 075	(565 115)	621 286
Provisions for depreciation of financial investments data						
data of year 2006		607	216	-	(10)	206
data of year 2007		608	206	3 259	(88)	3 377
Provisions for reduction in value of tangible assets						
data of year 2006		609	-	-	-	-
data of year 2007		610	-	3 114	-	3 114
Provisions of costs to be incurred:						
data of year 2006		611	307 799	2 232 616	(1 880 806)	659 609
data of year 2007		612	659 609	1 960 036	(2 007 922)	611 723
Provisions for contingent liabilities :						
data of year 2006		613	11 620	117 795	(10 532)	118 883
data of year 2007		614	118 883	11 520	(117 347)	13 056

The 1-st deputy to the General Director - Commercial Director _______ Oleg Ershov

(signature) (signator)

Deputy to Chief accountant _______________ Nadezhda Voronkova

(signature) (signator)

March 30, 2008

1283-2(6)

CASH FLOW STATEMENT

RECEIVED 2008 JUL -7 A 7:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

			CODES
		OKUD form 4	0710004
for	Year ended December 31, 2007	Date (year, month, day)	2007.12.31
Enterprise	OJSC VolgaTelecom	OKPO code	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Line of business	electric communication	OKVED code	64.20
Form of incorporation/ownership form	Open Joint Stock Company/ private	OKOPF/OKFS code	47/16
Measure unit:	RUR thousands	OKEI code	384

Indicator	Code of indicator	Line code	or the reporting ye	For the similar period of the previous year
1	1a	2	3	4
CASH BALANCE AT THE REPORTING YEAR BEGINNING		**010**	222 716	1 134 960
OPERATING PERFORMANCE **Cash inflow from operating performance**		**020**	33 752 269	26 931 906
cash received from buyers, customers		021	29 898 404	21 738 099
cash received in the capacity of agent		022	3 577 061	4 605 143
other revenues		023	276 804	588 664
Cash allocated for:		**030**	(24 897 437)	(20 821 760)
payment for acquired goods, works, services, raw materials and other current assets	150	031	(9 056 214)	(6 120 576)
remuneration of labor	160	032	(5 643 473)	(5 449 482)
interest payment	170	033	(866 472)	(757 737)
settlements for taxes and dues	180	034	(5 071 792)	(6 017 230)
agency contracts settlements		035	(3 347 288)	(1 496 103)
other expenses		036	(912 198)	(980 632)
Net cash from operating performance		**040**	8 854 832	6 110 146
INVESTMENT ACTIVITY **Investment activities cash received**		**050**	216 616	83 674
receipts from sale of Property, plant and equipment and other non-currents assets	210	051	113 478	29 094
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	16 278	4 885
dividends received, revenues from equity participation	230	053	62 433	43 655
interest received	240	054	8 127	434
receipts from repayment of loans granted to other companies	250	055	1 000	1 000
other revenues from investment activity		056	15 300	4 606

Indicator	Code of indicator	Line code	or the reporting yea	For the similar period of the previous year
1	1a	2	3	4
Cash allocated for:		**060**	(10 080 784)	(6 458 306)
acquisition and creation of Property, plant and equipment and other non-current assets	290	061	(9 231 168)	(5 638 459)
acquisition of shares, equity participations and equity stakes	280	062	(849 504)	(680 824)
acquisition of debt securities and other financial investments	300	063	-	(136 019)
granting loans to other companies	310	064	-	(3 000)
other investment activity expenses		065	(112)	(4)
Net cash from investment activity	**340**	**070**	(9 864 168)	(6 374 632)
FINANCIAL ACTIVITY				
Financial activity cash received		**080**	8 661 456	7 867 299
loans and credits raised		081	8 643 116	7 857 363
other revenues from financial activity		082	18 340	9 936
Cash allocated for:		**090**	(7 517 616)	(8 515 057)
repayment of loans and credits (ex interest)		091	(5 645 637)	(7 065 619)
repayment of financial lease liabilities		092	(1 286 876)	(677 770)
dividends payment	170	093	(584 503)	(525 679)
other financial activity expenses		094	(600)	(245 989)
Net cash from financial activity		**100**	1 143 840	(647 758)
Net increase (reduction) in cash		**110**	134 504	(912 244)
CASH BALANCE AT THE REPORTING PERIOD END		**120**	357 220	222 716
The value of impact of foreign currency rate change with respect to ruble		130	-	-

The 1-st deputy to the General Director - Commercial Director _________ Oleg Ershov

(signature) (signator)

Deputy to Chief accountant _____________ Nadezhda Voronkova

(signature) (signator)

March 30, 2008

1283-2(6)

SUPPLEMENTS TO BALANCE SHEET

			CODES
		Form № 05 by OKUD	0710005
At	December 31, 2007	Date (year, month, day)	2007.12.31
Organization	OJSC VolgaTelecom	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	By OKVED	64.20
Form of incorporation / ownership form	Open Joint Stock Company / private	By OKOPF/OKFS	47/16
Measure unit:	RUR thousand	By OKEI	384

1. Intangible assets

Item description	Index code	Line code	As of the reporting year beginning	Arrivals	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	**101**	413	2 710	-	3 123
including: *patent holder right for invention, design invention, useful model*	011	102	-	-	-	-
possessor's rights to computer utility programs, data bases	012	103	106	2 710	-	2 816
owner's rights to trademark and service mark, appellation of origin of goods	014	104	77	-	-	77
other	015	105	230	-	-	230
Miscellaneous	040	106	-	-	-	-
Total		**110**	413	2 710	-	3 123

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	143	196
including: patent holder right to invention, design invention, useful model		121	-	-
possessor's rights to computer utility programs, data bases		122	107	107
owner's rights to trademark and service mark, appellation of origin of goods		123	15	22
other		124	21	67

2. Property, plant and equipment

Item description	Index code	Line code	As of the reporting year beginning	Arrivals	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Buildings		201	3 838 140	145 444	(5 711)	3 977 873
Constructions and transfer mechanisms		202	14 537 596	2 604 357	(79 804)	17 062 149
Machinery and equipment		203	21 037 290	3 753 675	(416 068)	24 374 897
Transport vehicles		204	485 445	51 362	(43 473)	493 334
Computing machinery and office appliances		205	2 303 173	795 916	(31 719)	3 067 370
Housing stock		206	37 550	150	(12 508)	25 192
Land plots and nature objects		207	10 030	(1 057)	-	8 973
Other types of property, plant and equipment		208	510 057	170 453	(10 415)	670 095
Total		**210**	42 759 281	7 520 300	(599 698)	49 679 883

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Depredation and amortisation of property, plant and equipment - total	140	**220**	17 417 002	20 462 844
including: buildings		221	894 991	967 345
Constructions and transfer mechanisms		222	5 334 083	6 034 334
Machinery and equipment		223	9 320 967	11 045 086
Transport vehicles		224	358 403	368 561
Computing machinery and office appliances		225	1 193 319	1 680 893
Other types of property, plant and equipment		226	315 239	366 625

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Property, plant and equipment objects let on lease from line 210 - total		**230**	317 245	505 813
including: buildings		231	173 543	186 199
constructions and transfer mechanisms		232	8 471	205 187
machinery and equipment		233	119 662	111 512
transport vehicles		234	38	-
Other types of property, plant and equipment		235	15 531	2 915
Property, plant and equipment objects put in dead storage from line 210		240	59 148	46 915

FOR REFERENCE	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Result of reassessment of property, plant and equipment:		**250**	-	-
of original (replacement) cost	171	251	-	-
of amortization	172	252	-	-
Property, plant and equipment objects took on lease - total		**260**	887 691	1 844 635
including: buildings		261	603 487	594 600
constructions and transfer mechanisms		262	43 512	69 548
Machinery and equipment		263	192 985	683 368
Transport vehicles		264	2 391	2 392
Other types of property, plant and equipment		265	45 316	494 727
Property objects being in operation and included into property, plant and equipment prior to registration of right of ownership		270	924 967	1 226 630

3.Income-bearing placements into tangible assets

Item description	Index code	Line code	As of the reporting year beginning	Arrivals	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Property for lease		301	-	-	-	-
Property granted by hiring contract		302	-	-	-	-
Other		303	113 565	-	(19 110)	94 455
Total		**310**	113 565	-	(19 110)	94 455

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Amortization of income-bearing placements into tangible assets		311	2 944	13 437

4.Expenses for R&D activities and technological works

Activities description	Index code	Line code	As of the reporting year beginning	Arrivals	Written off	As of the reporting year end
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the Company	310	**400**	-	-	-	-

FOR REFERENCE	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
The amount of expenses for R&D and technological works in progress	320	401	-	-

FOR REFERENCE	Index code	Line code	For the reporting period	For the similar period of the prior year
1	1a	2	3	4
Expenses classified as ordinary activities expenses		402	-	-
The amount of expenses for R&D and technological works that did not produce positive results and classified as other expenses		403	-	-

5.Financial investments

Item description	Index code	Line code	Long-term		Short-term	
			As of the reporting year beginning	As of the reporting period end	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4	5	6
Contributions to authorized (reserve) capitals of other organizations - total	510	501	1 962 003	2 811 442	-	-
including: subsidiary and associated business companies	511	502	1 894 730	2 744 415	-	-
Government, municipal and outside organizations bonds	515	503	-	-	-	-
Bills of exchange	520	504	1 889	1 889	-	-
Loans granted	525	505	1 000	-	3 925	1 000
Deposits	530	506	-	-	-	-
Other	535	507	177 461	134 798	5 912	6 243
Total	540	**510**	2 142 353	2 948 130	9 837	7 243
From the total amount the financial investments having fair market value: Contributions to authorized (reserve) capitals of other organizations - total	550	511	5 437	-	-	6 243
including: subsidiary and associated business companies	551	512	-	-	-	-
Government, municipal and outside organizations bonds	555	513	-	-	-	-
Bills of exchange	560	514	1 889	1 889	-	-
Other	565	515	-	-	-	-
Total	570	**520**	7 326	1 889	-	6 243
FOR REFERENCE For financial investments having fair market value, the change of cost as a result of valuation adjustment	580	521	3 300	-	-	806

6. Ordinary activities expenses (element wise costs)

Item description	Index code	Line code	For the reporting year	For the prior year
1	1a	2	3	4
Material costs	710	601	(5 408 861)	(4 192 379)
Labor costs	720	602	(5 986 699)	(6 121 456)
Benefits-related deductions	730	603	(1 384 775)	(1 461 246)
Amortization	740	604	(3 490 255)	(2 862 101)
Other costs	750	605	(2 790 584)	(2 322 303)
Element wise costs total	760	**610**	(19 061 174)	(16 959 485)
Change of balances (increment [+], reduction [-]): of work in progress	765	621	242	425
of prepaid expenses	766	622	(8 852)	(6 412)

7.Guarantee

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
Guarantees received - total		**710**	11 500 459	11 502 828
Including: banks' guarantees		711	-	-
guaranties of third parties		712	11 495 339	11 495 339
bills of exchange		713	-	-
pledged property		**714**	5 120	7 489
of which: property, plant and equipment objects		715	5 120	7 489
securities and other financial investments		716	-	-
other property		717	-	-
miscellaneous		718	-	-
Guarantees granted - total		**720**	5 692 516	5 335 109
including: guaranties of third parties		721	2 587 070	1 909 990
bills of exchange		722	-	-
pledged property		**723**	3 104 920	3 425 119
of which: property, plant and equipment objects		724	3 104 920	3 425 119
securities and other financial investments		725	-	-
other property		726	-	-
miscellaneous		727	526	-

8. Government assistance

Item description	Index code	Line code	For the reporting year	For similar period of the prior year
1	1a	2	3	4
Budgeting funds received in the reporting year - total	910	**810**	50 812	395
including: Funds for capital expense		811	50 812	395
Funds for current expenses		812	-	-

Item description	Index code	Line code	As of the reporting year beginning	Received for the reporting period	Returned for the reporting period	As of the reporting period end
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	2 220	36	(2 256)	-
including: Funds for capital expense		821	2 220	36	(2 256)	-
Funds for current expenses		822	-	-	-	-

1-st deputy to the General Director - commercial director ________ Oleg Ershov
(signature) (signator)

Deputy to chief accountant ________ Nadezhda Voronkova
(signature) (signator)

March 30, 2008

END